Exhibit 99.1

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

Technical Report

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China

Silvercorp Metals Inc.

Henan Province, China

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

H.A. Smith, P.Eng.

R. Webster, MAIG

G.K. Vartell, P.Geo., P.Geol.

S. Robinson, P.Geo., MAIG

R. Chesher, FAusIMM (CP)

G. Ma, P.Geo.

A. Riles, MAIG

AMC Project 722008

Effective date: 20 September 2022

Report date: 3 November 2022

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

1	Summary

1.1	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (Ying 2022 Technical Report or Technical Report) on the Ying silver-lead-zinc property (Property) in Henan Province, China, encompassing the SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines. The seven mines are collectively referred to as the Ying mine or Ying mines in the Technical Report. AMC has previously prepared Technical Reports on the Property in 2020 (filed 14 October 2020, effective date 31 July 2020); 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

Six of the seven authors of the Technical Report are independent Qualified Persons (QPs). Three of the independent authors have visited the Ying Property. Mr G. Ma, QP, of Silvercorp, has made numerous site visits since 2018, the most recent of which was 15 October to 4 November 2021. The latest AMC visit, by Mr H.A. Smith and Dr G.K. Vartell, was in July 2016. Earlier QP visits were made in February 2012 and September 2013. During the site visits, all aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, and other surface infrastructure. Plans for a more recent AMC visit have been postponed because of the COVID-19 pandemic, and policies related to China travel. Prior to the release of the Technical Report, there has been a particular focus, throughout the report generation, on regular and detailed communication, inclusive of video conferencing, between AMC and Silvercorp personnel, both at the Ying site and in Canada.

Silvercorp is a Canadian mining company producing silver, lead, and zinc metals in concentrates from mines in China. It is listed on both the TSX and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has effective interests of 77.5% in the SGX, HZG, TLP, LMW, and DCG mines, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental issues that might preclude or inhibit a mining operation in the Ying Property area.

The Property is about 240 kilometres (km) west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The nearest small city to the project area is Luoning, about 56 km by paved roads from Silvercorp’s Ying mill site. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LMW / LME projects in late 2007. Annual production has been consistent in recent years, ranging from 602,000 to 651,000 tonnes milled between FY2021 and FY 2021, but with tonnages around the higher end of that range from FY2021 through to the end of Q3 2022.

1.2	Geology, exploration, and Mineral Resources

The Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those in the Property, occur along this belt. The dominant structures in the region are west-northwest trending folds and faults, the faults comprising numerous thrusts with sets of conjugate shear

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structures trending either north-west or north-east. These shear zones are associated with all the important mineralization in the district.

Mineralization predominantly comprises numerous mesothermal, silver-lead-zinc-rich, quartz-carbonate veins in steeply-dipping, fault-fissure zones which cut Precambrian gneiss and greenstone. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. The fault-fissure zones extend for hundreds to a few thousand metres along strike. To date, significant mineralization has been defined or developed in at least 356 discrete vein structures, and many other smaller veins have been found but not, as yet, well explored. Included within in the number of veins is ten new gold-rich veins which have been a recent exploration target for Silvercorp. The vein systems of the various mine areas in the district are generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area.

From 1 January 2020 to 31 December 2021, Silvercorp drilled 2,074 underground holes and 669 surface holes, for a total of approximately 492,337 metres (m). Most drill core is NQ-sized (48 millimetres (mm)). Drill core recoveries are influenced by lithology and average 98 – 99%. Core is logged, photographed, and sampled in the core shack on surface. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for preparation and assaying.

Other than drilling, the mines have been explored primarily from underground workings. The workings follow vein structures along strike, on levels spaced approximately 40 m apart. Channel samples across the structures are collected at 5 m intervals. From 1 January 2020 to 31 December 2021, Silvercorp undertook 93,740 m of tunneling, and collected 45,197 channel samples.

Silvercorp has implemented industry standard practices for sample preparation, security, and analysis. All core and channel sampling is completed by Silvercorp personnel. Samples from NQ drill core are collected following detailed geological logging at secure core processing facilities located at each mine site. Bagged and sealed half core drillhole samples are transported by Silvercorp personnel or courier to one of nine commercial laboratories. Channel sampling is completed by cutting channels into walls or faces of tunnels and cross cuts and collecting composite chip samples. Channel samples are transported by Silvercorp personnel to the Ying site laboratory at the mill complex in Luoning County.

The sample preparation procedures used at the various laboratories (nine used since January 2020), incorporate sample drying to between 60°Celsius (C) and 105°C, crushing to at least 3 mm, subsampling via splitter or mat and scoop, and then pulverizing to 74 µm (micron). Analytical procedures for Ag, Pb, and Zn typically include a two or four acid digest of between 0.1 gram (g) and 1 g pulp followed by AAS or ICP with various instrumental finishes. Fire assay is used for gold analysis, and silver overlimit analysis.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures which monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of certified reference materials (CRM), coarse blanks, and field duplicates with sample batches. Umpire sampling has been completed by several independent laboratories. The QA/QC program for 1 January 2020 to 31 December 2021 included 4,860 CRMs, 4,852 coarse blanks, 5,210 quarter core field duplicates, and 252 umpire samples with 210,235 drillhole samples. A further 898 CRMs, 904 coarse blanks, 905 field duplicates, and 1,140 umpire samples were submitted with the 22,075 channel samples. Insertion rates for the various types were between 1.9% and 3.0%.

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Silvercorp Metals Inc.	722008

Silvercorp’s present protocols employed at the Ying Project do not encompass all aspects of a comprehensive QA/QC program, do not include optimal rates of insertion, and have not included rigorous monitoring of results in real time. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying sample database. The QP considers the Ying sample database to be acceptable for Mineral Resource estimation.

Data verification was completed by the QPs, and while some minor issues were found, the QPs do not consider the issues noted to have a material impact on Mineral Resource estimates. The QPs consider the data to be acceptable for Mineral Resource estimation.

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, and DCG deposits at the Ying Property were prepared by Mr Shoupu Xiang, Resource Geologist of Silvercorp, Beijing. Grade estimation was completed for a total of 356 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Micromine software. The interpretation and construction of mineralization wireframes was completed by digitizing vein strings in cross section, and then linking strings to create three-dimensional (3D) wireframes. Mineralization interpretations were constructed primarily based on silver, lead, zinc, and where relevant, gold grades, but also incorporated mapping data from underground workings and logging from drill core. Mineralized veins at the SGX, HPG, and HZG mines were modelled using a nominal threshold of 140 g/t AgEq. Mineralized veins at the TLP, LMW, LME, and DCG mines were modelled using a nominal threshold of 120 g/t AgEq. A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Appropriate top capping was used where required which was different for each vein. Grade estimates were completed for Ag and Pb in all deposits, Zn in several deposits, and Au within select veins at select deposits.

Grade estimates have been reviewed by independent QPs Mr Rod Webster, MAIG, Mr Simeon Robinson, P.Geo., MAIG, Dr Genoa Vartell, P.Geo. of AMC. Mr Webster takes responsibility for the SGX, HPG, HZG LMW, and DCG estimates. Mr Robinson takes responsibility for the TLP estimate. Dr Vartell takes responsibility for the LME estimate.

The Mineral Resources include material (approximately 25% of the total Mineral Resources based on AqEq metal) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral Resource estimation are satisfied that there is no material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Mineral Resources by mine for the Property as of 31 December 2021 are presented in Table 1.1. These estimates incorporate Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits. Mineral Resources are reported above a cut-off grade (COG) based on in-situ values in silver equivalent (AgEq) terms in grams per tonne (g/t). COGs incorporate mining, processing, and general and administrative (G&A) costs which were provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq formula and COG applied to each mine are noted in the footnotes of Table 1.1.

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Silvercorp Metals Inc.	722008

Table 1.1	Ying Mineral Resources as of 31 December 2021

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.51	0.05	290	5.56	2.75	5.48	32.81	195.38	96.62
	Indicated	3.13	0.01	247	4.67	2.17	0.57	24.86	146.14	68.04
	Meas + Ind	6.64	0.03	270	5.14	2.48	6.05	57.66	341.52	164.66
	Inferred	3.98	0.01	232	4.63	1.93	0.70	29.75	184.30	76.79
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
	Meas + Ind	1.03	-	365	1.06	-	-	12.06	10.86	-
	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
	Meas + Ind	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
	Meas + Ind	4.46	-	206	3.27	-	-	29.58	145.77	-
	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.45	0.10	357	1.73	0.35	1.45	5.11	7.71	1.54
	Indicated	1.02	0.22	315	1.67	0.42	7.17	10.35	17.06	4.30
	Meas + Ind	1.47	0.18	327	1.69	0.40	8.62	15.46	24.77	5.85
	Inferred	1.49	0.65	221	1.45	0.41	30.86	10.55	21.58	6.03
LMW	Measured	0.94	0.21	325	2.63	-	6.45	9.78	24.65	-
	Indicated	2.16	0.36	232	2.04	-	24.84	16.12	43.91	-
	Meas + Ind	3.09	0.31	260	2.22	-	31.28	25.90	68.56	-
	Inferred	1.51	0.07	235	2.36	-	3.63	11.39	35.52	-
DCG	Measured	0.15	2.57	75	1.19	0.30	12.67	0.37	1.82	0.46
	Indicated	0.20	3.33	101	2.26	0.20	21.50	0.65	4.54	0.39
	Meas + Ind	0.35	3.00	90	1.80	0.24	34.17	1.02	6.36	0.85
	Inferred	0.32	1.44	98	2.70	0.21	14.77	1.00	8.58	0.67
All	Measured	8.78	0.21	262	3.98	1.25	59.96	73.94	349.40	109.34
	Indicated	9.95	0.32	225	3.09	0.84	101.44	72.06	307.39	83.99
	Meas + Ind	18.73	0.27	242	3.51	1.03	161.40	146.01	656.79	193.34
	Inferred	13.05	0.41	201	3.15	0.77	171.83	84.46	411.77	100.92

Notes:

•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	Cut-off grades: SGX 170 g/t AgEq; HZG 170 g/t AgEq; HPG 180 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq equivalent formulas by mine:
-	SGX = Ag g/t+37.79*Pb%+20.76*Zn%.
-	HZG = Ag g/t+36.31*Pb%.
-	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
-	TLP = Ag g/t+36.65*Pb%.
-	LME = Ag g/t+35.84*Pb%+10.44*Zn%.
-	LMW = Ag g/t+36.88*Pb%.

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Silvercorp Metals Inc.	722008

-	DCG = Ag g/t+36.84*Pb%+24.73*Zn%.
•	AgEq formulas used for significant gold bearing veins:
-	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%.
-	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%.
-	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%.
-	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
•	Exclusive of mine production to 31 December 2021.
•	Numbers may not compute exactly due to rounding.

1.3	Comparison of Mineral Resources, 31 December 2019 and 31 December 2021

A comparison of Mineral Resource estimates between 31 December 2019 and 31 December 2021 indicates the following:

•	Measured and Indicated tonnes have decreased by 7% overall. The Inferred tonnes have decreased by 30%.

•	Measured and Indicated grades have increased for gold and silver by 79% and 4% respectively. Measured and Indicated grades have decreased for lead by 4% and zinc by 10%.

•	Inferred grades increased for all metals: gold by 14%, silver by 9%, lead by 4%, and zinc by 13%.

•	The net result in the Measured and Indicated categories has been an increase in the contained gold of 64% and decreases in the contained silver, lead, and zinc of 3%, 10%, and 16% respectively.

•	The net result in the Inferred category has been a decrease in the contained gold, silver, lead, and zinc of 20%, 23%, 27%, and 20% respectively.

Reasons for the differences in grade, tonnes, and contained metal include conversion to higher categories arising from drilling and level development, generally higher cut-off grades due to inflation, and depletion due to mining.

1.4	Mining and Mineral Reserves

The Mineral Reserve estimates for the Property were prepared by Silvercorp under the guidance of independent QP Mr H.A. Smith, P.Eng., who takes responsibility for those estimates. Table 1.2 summarizes the Mineral Reserve estimates for each mine and for the entire Ying operation. 46.9% of the Mineral Reserve tonnage is categorized as Proven and 53.1% is categorized as Probable.

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Silvercorp Metals Inc.	722008

Table 1.2	Ying Mineral Reserve estimates at 31 December 2021

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.62	0.05	267	5.12	2.46	4.0	22.53	134.1	64.5
	Probable	2.61	0.00	230	4.41	1.90	0.3	19.33	115.2	49.7
Total Proven & Probable		5.23	0.03	249	4.76	2.18	4.2	41.86	249.3	114.2
HZG	Proven	0.37	-	350	1.08	-	-	4.17	4.0	-
	Probable	0.36	-	347	0.77	-	-	4.06	2.8	-
Total Proven & Probable		0.73	-	348	0.93	-	-	8.23	6.8	-
HPG	Proven	0.35	1.41	89	3.38	1.39	15.8	1.00	11.7	4.8
	Probable	0.44	1.80	59	2.76	1.04	25.7	0.85	12.2	4.6
Total Proven & Probable		0.79	1.63	73	3.03	1.19	41.5	1.85	24.0	9.4
TLP	Proven	1.55	-	219	3.15	-	-	10.94	49.0	-
	Probable	1.02	-	204	2.91	-	-	6.70	29.7	-
Total Proven & Probable		2.58	-	213	3.05	-	-	17.64	78.7	-
LME	Proven	0.23	0.16	349	1.59	0.32	1.2	2.62	3.7	0.7
	Probable	0.68	0.30	316	1.62	0.40	6.6	6.91	11.0	2.7
Total Proven & Probable		0.91	0.27	325	1.61	0.38	7.9	9.53	14.7	3.4
LMW	Proven	0.57	0.33	321	2.27	-	6.0	5.86	12.9	-
	Probable	1.29	0.55	242	1.87	-	23.0	10.06	24.1	-
Total Proven & Probable		1.86	0.48	266	1.99	-	28.9	15.92	37.0	-
DCG	Proven	0.09	2.41	73	1.38	0.28	6.8	0.20	1.2	0.2
	Probable	0.13	3.84	104	1.87	0.15	15.4	0.42	2.3	0.2
Total Proven & Probable		0.21	3.25	91	1.67	0.20	22.2	0.62	3.5	0.4
Ying Mines	Proven	5.78	0.18	255	3.75	1.22	33.8	47.32	216.6	70.3
	Probable	6.54	0.34	230	3.02	0.87	70.9	48.32	197.5	57.2
Total Proven & Probable		12.32	0.26	241	3.36	1.03	104.7	95.65	414.1	127.5

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 235 Resuing, 195 Shrinkage; HZG – 245 Resuing, 195 Shrinkage; HPG – 260 Resuing, 200 Shrinkage; TLP – 225 Resuing, 190 Shrinkage; LME – 265 Resuing, 225 Shrinkage; LMW – 245 Resuing, 200 Shrinkage; DCG – 225 Resuing, 190 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX – 210 Resuing, 170 Shrinkage; HZG – 210 Resuing, 160 Shrinkage; HPG – 235 Resuing, 175 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 210 Resuing, 170 Shrinkage; LMW – 205 Resuing, 160 Shrinkage; DCG – 205 Resuing, 170 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX – 130; HZG – 125; HPG – 150; TLP – 125; LME – 125; LMW – 125; DCG – 125.
•	Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Processing recovery factors: SGX – 91.5% Au, 95.9% Ag, 97.6% Pb, 60.0% Zn; HZG – 96.8% Ag, 94.7% Pb; HPG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn; TLP – 92.9% Ag, 91.7% Pb; LME – 91.5% Au, 95.2% Ag, 92.0% Pb, 30.0% Zn; LMW – 91.5% Au,

96.5% Ag, 95.9% Pb; DCG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn.

•	Payables: Au – 81%; Ag – 91.0%; Pb – 96.4%; Zn – 74.4%.
•	Exclusive of mine production to 31 December 2021.
•	Exchange rate assumed is RMB 6.50 : US$1.00.
•	Numbers may not compute exactly due to rounding.

The Mineral Reserve estimation assumes that current predominant stoping practices will continue to be employed at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars

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by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property and considers the minimum extraction and mining width assumptions to be reasonable.

Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

For a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now also used at the Property.

For the total tonnage estimated as Ying Mineral Reserves, approximately 62% is associated with resuing-type methods and approximately 38% with shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in cut-off grade (COG) has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and DCG with, for the entire Ying Mining District, an approximate 10% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 66% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 99%, 100%, 96%, and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 65%, 66%, 63%, and 66% respectively.

Underground access to each of the mines in the steeply-sloped, mountainous district is via adits at various elevations, inclined haulageways, shaft / internal shafts (winzes), and declines (ramps).

The mines are developed using trackless equipment – 20 tonne (t) trucks and single-boom jumbos; small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels; and pneumatic hand-held drills.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods. Jacklegs are used in stope blast drilling. In-stope ore handling is by hand-carting / hand-shoveling to specially manufactured steel-lined ore passes for resuing stopes, and by gravity to draw points for shrinkage stopes. Production mucking uses mostly hand shovels or, occasionally, rocker shovels, with rail cars and battery-powered or diesel locomotives transporting ore to the main shaft, inclined haulageway, or main loading points in declines. Part of the TLP, SGX, LME, LMW, HZG, HPG, and DCG mines still use small tricycle trucks with a payload of up to three tonnes each for hauling ore to the surface. Mine trucks are used in all the ramp areas for hauling ore and waste to the surface. Excluding the ramp and tricycle areas, other mine sections use rail cars for hauling ore and waste to the surface. Some hand picking of high-grade ore and of waste may be carried out on surface at either ore pile or sorting belt, with transport to the centralized processing plants being via 30 t and 45 t trucks.

1.5	Reconciliation

Table 1.3 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2020 to 31 December 2021.

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Table 1.3	Mineral Reserve to production reconciliation: January 2020 – December 2021

	Mine	Ore (kt)	Grade			Metal
			Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	424	306	5.37	2.50	4,173	23	11
	HZG	96	349	1.06	0.43	1,070	1	0
	HPG	83	91	4.65	1.31	243	4	1
	LME	120	507	1.94	0.50	1,996	2	1
	LMW	110	335	2.68	0.38	1,171	3	0
	TLP	225	234	2.98	0.33	1,688	7	1
	Total	1,059	304	3.74	1.31	10,341	40	14
Reconciled Mine Production	SGX	483	338	6.35	1.75	5,251	31	8
	HZG	96	373	1.67	-	1,150	2	-
	HPG	120	111	3.24	1.15	428	4	1
	LME	84	323	1.73	0.34	874	1	0
	LMW	129	317	2.86	0.02	1,315	4	0
	TLP	358	223	3.31	-	2,568	12	-
	Total	1,270	283	4.19	0.8	11,584	53	10
Mine Production as % of Reserves	SGX	114%	110%	118%	70%	126%	133%	77%
	HZG	100%	107%	158%	0%	107%	160%	-
	HPG	144%	122%	70%	88%	176%	97%	138%
	LME	70%	64%	89%	68%	44%	73%	29%
	LMW	117%	95%	107%	5%	112%	123%	-
	TLP	159%	95%	111%	0%	152%	169%	0%
	Total	120%	93%	112%	61%	112%	133%	72%

Notes:

•	Assumes 2.5% moisture in wet ore.
•	Numbers may not compute exactly due to rounding.

The QP makes the following observations relative to the data in Table 1.3:

•	Overall, the mine produced 20% more tonnes at a 7% lower silver grade, a 12% higher lead grade, and a 39% lower zinc grade; for 12% more contained silver, 33% more contained lead, and 28% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that, to date, zinc has only a small effect on revenue.
•	In terms of mined silver, SGX, HZG, and HPG were above reserve grades, while LMW and TLP were slightly below and LME was significantly below. Mined lead grades were significantly above reserve values for HZG, and also above for SGX, TLP, and LMW; the LME mined lead grade was significantly below, the LME value less so.
•	All mined zinc grades were below reserve grades, with SGX being the only significant contributor in terms of metal produced. HPG is indicated as making a small zinc contribution, but with production from the other mines close to zero.
•	Factors that may have contributed to results variability include:
—	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
—	Variable or adverse ground conditions.
—	Dilution.
—	Use of shrinkage stoping in very narrow and / or discontinuous veins.

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—	Mining of lower grade, but still economic, material outside of the vein proper.
—	Misattribution of feed source to the mill.
—	Mill process control issues.
—	Mill focus issues in terms of metal prioritization.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP has previously endorsed these actions and continues to do so. It is also recommended that Silvercorp undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

1.6	Comparison of Mineral Reserves, 31 December 2019 to 31 December 2021

A comparison of Mineral Reserve estimates between end-2019 (2020 Technical Report) and end-2021 (2022 Technical Report) indicates the following (the 2021 Mineral Reserves do not include ore mined since end-2019):

•	3% increase in total (Proven + Probable) Ying Mineral Reserve tonnes.
•	Increase in total Ying Mineral Reserve gold grade of 104% and decrease in silver, lead, and zinc grades of 6%, 12%, and 26% respectively.
•	Increase in total Ying Mineral Reserve metal content for gold of 110%, and decrease in silver, lead, and zinc metals of 3%, 9%, and 24% respectively.
•	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 60% of lead, and 90% of zinc, compared to respective values of 43%, 47%, 62%, and 79% in the previous Technical Report.
•	Increases in Mineral Reserve tonnes at SGX, HZG, TLP, and LMW of 1%, 19%, 10%, and 38% respectively, with DCG also reporting Mineral Reserves for the first time.
•	Decreases in Mineral Reserve tonnes at HPG and LME of 36% and 27% respectively.

1.7	Life-of-mine plan

Table 1.4 is a summary of the projected life-of-mine (LOM) production for each of the Ying mines and for the entire operation based on the 31 December 2021 Mineral Reserve estimates.

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Table 1.4 Ying Mines LOM production plan

	2022Q4	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
SGX
Ore (kt)	50	273	279	279	356	364	381	374	378	370	381	377	378	380	379	231	5,229
Au (g/t)	0.00	0.00	0.01	0.03	0.01	0.03	0.03	0.05	0.03	0.02	0.00	0.00	0.07	0.03	0.04	0.01	0.03
Ag (g/t）	340	331	328	309	295	280	282	256	238	226	234	226	200	189	185	179	249
Pb (%)	6.62	6.14	5.61	5.57	4.90	4.41	4.70	4.82	4.92	4.80	4.38	4.45	4.24	4.16	4.03	4.93	4.76
Zn (%)	2.09	2.35	2.23	2.47	2.40	2.12	2.29	2.17	2.40	2.02	1.86	2.11	1.97	2.26	2.06	2.23	2.18
AgEq (g/t)	633	612	587	573	531	492	510	486	475	450	439	438	406	395	382	412	476
HZG
Ore (kt)	15	57	66	70	70	70	70	69	70	70	68	40	-	-	-	-	735
Au (g/t）	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t）	347	344	345	347	354	349	360	355	351	355	339	320	-	-	-	-	348
Pb (%)	0.82	1.17	1.19	1.13	0.91	1.06	0.76	0.87	0.95	0.73	0.74	0.62	-	-	-	-	0.93
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	376	386	388	389	387	387	387	386	385	382	366	342	-	-	-	-	382
HPG
Ore (kt)	10	66	72	77	78	78	77	77	70	66	63	58	-	-	-	-	791
Au (g/t)	1.09	1.31	2.72	2.94	1.71	1.54	1.68	1.01	1.03	0.94	1.58	1.31	-	-	-	-	1.63
Ag (g/t）	154	124	74	74	87	84	74	40	75	59	36	54	-	-	-	-	73
Pb (%)	3.18	3.34	2.26	2.15	3.23	3.83	2.99	4.95	3.23	2.85	1.92	2.04	-	-	-	-	3.03
Zn (%)	1.92	1.53	1.04	0.59	1.37	1.14	1.35	0.69	0.91	1.87	1.53	1.14	-	-	-	-	1.19
AgEq (g/t)	394	376	371	372	359	360	334	309	288	276	254	248	-	-	-	-	326
TLP
Ore (kt)	79	215	205	220	220	231	210	207	207	211	214	210	147	-	-	-	2,575
Au (g/t）	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t）	214	222	208	217	240	237	235	222	217	208	189	171	177	-	-	-	213
Pb (%)	2.80	3.07	2.98	3.11	2.87	2.95	3.02	2.89	2.94	2.83	3.07	3.82	3.26	-	-	-	3.05
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	317	334	317	331	346	345	345	328	325	312	301	311	297	-	-	-	325
LM East
Ore (kt)	12	51	52	52	64	73	81	80	82	75	78	73	77	63	-	-	913
Au (g/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.19	0.20	0.20	0.12	0.96	1.77	-	-	0.27
Ag (g/t）	325	321	331	327	365	414	351	360	311	341	348	325	236	175	-	-	325
Pb (%)	1.41	1.34	2.39	1.56	1.56	1.38	1.54	1.89	2.08	1.56	1.44	1.91	1.44	0.91	-	-	1.61
Zn (%)	0.34	0.30	0.27	0.23	0.34	0.37	0.37	0.42	0.46	0.37	0.35	0.50	0.51	0.28	-	-	0.38
AgEq (g/t)	379	371	420	386	425	467	410	435	403	414	416	407	357	329	-	-	404

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	2022Q4	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
LM West
Ore (kt)	11	100	103	110	128	127	136	128	135	132	133	127	129	130	119	112	1,861
Au (g/t)	0.13	0.48	0.57	0.69	0.40	0.16	0.24	0.16	0.55	0.60	0.70	0.24	0.25	0.61	1.03	0.66	0.48
Ag (g/t）	313	316	313	319	285	300	280	270	283	252	254	245	249	242	192	201	266
Pb (%)	2.25	2.02	2.25	1.90	2.20	1.84	1.94	2.20	1.55	2.28	2.04	2.39	1.81	1.73	1.72	2.08	1.99
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	403	420	431	434	391	376	365	360	375	369	364	343	331	340	323	311	368
DCG
Ore (kt)	2	22	24	24	23	23	21	22	17	17	18	-	-	-	-	-	213
Au (g/t)	1.12	3.58	2.89	3.20	4.34	4.17	3.27	2.57	2.41	3.04	2.92	-	-	-	-	-	3.25
Ag (g/t）	153	114	137	87	105	95	115	73	51	47	46	-	-	-	-	-	91
Pb (%)	1.78	1.17	2.51	3.50	1.25	0.82	1.33	2.18	2.16	0.58	0.64	-	-	-	-	-	1.67
Zn (%)	0.35	0.20	0.20	0.19	0.11	0.11	0.35	0.17	0.16	0.23	0.32	-	-	-	-	-	0.20
AgEq (g/t)	304	409	433	443	454	416	398	335	299	285	280	-	-	-	-	-	381
Ying Mine
Ore (kt)	178	785	801	832	938	965	976	957	959	941	954	886	731	573	499	343	12,317
Au (g/t)	0.08	0.27	0.41	0.46	0.31	0.25	0.25	0.19	0.22	0.23	0.27	0.13	0.18	0.35	0.28	0.22	0.26
Ag (g/t）	270	276	268	262	268	267	263	245	239	230	227	217	208	199	186	186	241
Pb (%)	3.58	3.72	3.54	3.44	3.30	3.12	3.20	3.47	3.31	3.23	3.03	3.46	3.32	3.25	3.48	4.00	3.36
Zn (%)	0.72	0.97	0.89	0.90	1.05	0.92	1.04	0.94	1.05	0.96	0.88	1.01	1.07	1.53	1.57	1.50	1.03
AgEq (g/t)	424	454	447	441	434	420	421	406	399	385	375	375	365	375	368	379	406

Notes:

•	Numbers may not compute exactly due to rounding.
•	Zinc not included in AgEq calculation for HZG, TLP, and LMW mines.

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1.8	Metallurgical testwork and processing

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests had been conducted by various labs to address the recoveries of the different types of mineralization. TLP mineralization was tested by the Changsha Design and Research Institute (CDRI) in 1994, SGX mineralization was tested by Hunan Nonferrous Metal Research Institute (HNMRI) in May 2005, HZG mineralization was tested by Tongling Nonferrous Metals Design Institute (TNMDI) in 2006, and HPG mineralization was tested by Changchun Gold Research Institute (CCGRI) in 2021.

Additional mineralization testing in 2021 was completed by CITIC Heavy Industry Machinery Co., Ltd (CITIC). CITIC was commissioned to conduct grindability tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG.

The results predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries. On-site metallurgists have conducted plant-tuning programs to continually improve metallurgical performance.

Silvercorp runs two processing plants, Plants 1 and 2, at the Property, with a total current design capacity of about 2,800 tonnes per day (tpd). The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. Plant 1 (Xiayu Plant - originally 600 tpd, upgraded to 800 tpd) has been in operation since March 2007. Plant 2 (Zhuangtou Plant) has been in production since December 2009, with an expansion from 1,000 tpd to 2,000 tpd completed in October 2011. Although current design processing capacity is about 2,800 tpd, it is understood that the actual capacity could reach 3,000 – 3,200 tpd. However, current LOM planning requires that the plants operate up to 2,000 tpd.

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 currently produces only a lead / silver concentrate. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

To optimize profitability, high grade lead concentrate from Plant 2 is blended with middle grade lead concentrate from Plant 1.

SGX / HPG ores also may contain high-grade, large-size galena lumps with characteristic specular silver-grey appearance. These may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps can be milled in a dedicated facility, and then sold directly, or mixed with flotation lead concentrate for sale.

Plants 1 and 2 are currently operating at throughput levels below plant design. Lead and silver recovery targets are being met; however, zinc recovery is lower than design, attributed to lower than design zinc feed grades.

After innovation and modification to both plants over last few years, lead and silver recoveries have increased significantly. Improvements have been consistently targeted on process system and other facilities both in Plant 1 and Plant 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

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A new plant (Plant 3) has been designed by the Changchun Gold Design Institute using data from their 2021 testing of HPG mineralization. Plant 3 is under construction and is scheduled to be in production in July 2024. The flowsheet of Plant 3 is similar to that of Plant 2, but the equipment is larger, the processing capacity is greater, more advanced technology is employed, and the flowsheet is more flexible. It can handle silver-lead-zinc ore, silver-lead ore, copper-lead ore, and gold ore.

1.9	Personnel

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

A recent snapshot of the Ying mines workforce showed a total of 3,296 persons, comprising 902 Silvercorp staff, 75 Silvercorp hourly employees, and 2,319 contract workers.

1.10	Main infrastructure, including tailings dams

There are two current Ying TMFs. TMF 1 served both Mill Plant 1 and Mill Plant 2 during the period of 2007 – 2012. Since TMF 2 was put into operation in April 2013, the two TMFs serve their respective mill plants: TMF 1 serves Mill Plant 1, TMF 2 serves Mill Plant 2.

The TMFs were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM.

A third TMF, Shimengou TMF, is being built in the Shimengou valley, which serves as a branch of the Chongyanggou river, within the territory of Xiayu Township, Luoning County. The Shimengou TMF is located to the north of Mill Plant 2. The starter dam is about 1.7 km from Mill Plant 2 and about 500 m from the (downstream) Chongyanggou river. The TMF is planned to be constructed in two phases, with approximately 10.2 million cubic metres (Mm3) of storage capacity in Phase 1, and approximately 8.9 Mm3 of capacity in Phase 2, for a total storage capacity of 19.1 Mm3. The Company expects that Phase 1 of the TMF by will be completed by mid-2024.

The seismic rating is in accordance with the China Seismic Intensity Scale (CSIS), which is similar to the Modified Mercali Intensity (MMI) scale, now used fairly generally and which measures the effect of an earthquake at the surface. The QP has previously recommended that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters. The QP understands that Silvercorp is reviewing and assessing seismic data relevant to TMFs 1 and 2 and as part of the design process for TMF 3.

For TMF 1, after a further two years of service (end of 2023), it is projected that the dam maximum elevation of 650 m will be reached at design production rates.

Fore TMF 2, after approximately 3.6 years of additional service (second half of 2025), it is anticipated that the maximum dam elevation of 690 m will be reached at design production rates.

The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations. The QP has previously recommended that the dam classification under the Chinese system be reviewed in the context of recent international classifications. The QP understands that Silvercorp is reviewing recent international classification norms relative to the current Ying TMF classifications.

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Flood calculations have been performed appropriate to the Chinese system Grade III classification of the TMFs, which requires the flood control measures to meet a 1 in 100-year recurrence interval for design purposes, with a 1 in 500-year probable maximum flood criterion also. Safety and reliability analyses for the TMFs have been carried out in accordance with the Safety Technical Regulations for Tailings Ponds (AQ2006-2005) and under the Grade III requirements.

As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the Global Industry Standard on Tailings Management (‘Global Industry Standard’), which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements.

The QP further recommends that:

•	With respect to the anticipated closures for TMF 1 and TMF 2, Silvercorp ensure that detailed pre- and post-closure plans are in place, with timeframes, and that freeboard margins are maintained within design limits up to the time that respective final capacities are reached.

•	A specified program is in place, with timeframes and participating entities identified, for review of TMF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. This recommendation applies equally to both the current TMFs and the under-construction TMF 3.

Reclaimed water from the tailings storage ponds and overflows from the two concentrators is recycled to minimize fresh water requirements. Zero discharge of the process water has been achieved at both TMFs in no-rainfall seasons.

There are rock waste dumps at each mine on the Ying Property. Based on mine and development plans, the mines will move about 3.16 Mm3 of waste rock to the surface dumps during the remaining mine life. The excess capacities of the existing dumps are calculated as 2.63 Mm3.

At the end of April 2021, the Hongfa Aggregate Plant (Hongfa) was constructed to recycle and crush waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rock is hauled to the Hongfa plant each day. In 2021, the Hongfa plant consumed 380,305 t of waste rock and produced 349,108 tonnes of sand and gravel aggregates. Profit from the Hongfa operation, after capital recovery, will be shared between the local government, the local communities, and employees.

Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants. At SGX, one 35 kilovolts (kV) overhead line supplies main power for all production, and two 10 kV lines act mainly as a standby source of power in case of disruption. In addition, two 1,500 kilowatts (kW) and one 1,200 kW diesel generators installed at one of the substations act as back-up power supply in the event of a grid power outage.

In 2020, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped the ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45-tonne trucks. Since the beginning of 2021, ore transport from the SGX / HZG and HPG mines has changed to an alternative ore transport route. This route is via a 10 km road that passes through three tunnels in sequence, with three bridges connecting the tunnels. The HPG mine can be accessed by 12 km paved road, south-west of the main office complex. The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed

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by paved road along the Chongyang River. A 1,756 m transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG project can also be accessed by a 10.5 km paved road, south-southwest of the mills.

Domestic water for SGX mine is drawn from the Guxian Reservoir, while water for the HPG, TLP, LM, HZG, and DCG mines comes from nearby creeks and springs. Mine production water for drilling and dust suppression is sourced from underground.

1.11	Market studies and contracts

Contracts for underground mining operations are in place with several Chinese contracting firms.

Lead and zinc concentrates are marketed to existing smelters customers in Henan and Shaanxi provinces and appropriate terms have been negotiated, on terms that the QP considers to be aligned with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd. All contracts have freight and related expenses to be paid by the smelter customers. The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month.

1.12	Environmental, permitting, social / community impact

Silvercorp has all the required permits for its operations on the Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Seven safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, HZG mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine (west and east section), LMW mine, LME mine, and DCG mine. Five environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, DCG mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, and DCG project areas. The surrounding land near the mines is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, and cows etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers.

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Silvercorp’s main waste by-products are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced. Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals. Waste rock is mainly comprised of quartz, chlorite and sericite, kaolin and clay minerals and is non-acid generating. Once a waste rock stockpile is full (or at the time of site closure), it will be covered with soil and re-vegetated. For stabilization, retaining wall structures are built downstream of each waste rock site. Also, a diversion channel is constructed upstream to prevent high water flows into the stockpile and the slope surface from washing out. Some waste rock stockpiles at SGX, HPG, HZG, and LMW have already been covered with soil and re-vegetated.

Process tailings are discharged into purpose built TMFs, which have decant and under-drainage systems to provide for flood protection and for the collection of return water. Daily inspections are undertaken for the tailings pipelines, TMF embankment and the seepage / return water collection system. After the completion of the TMFs, the facilities will be covered with soil and vegetation will be replanted. The SGX Environmental Impact Assessment (EIA) Report states that the tailings do not contain significant sulphides and have no material potential for acid generation.

The Ying operation has an environmental protection department consisting of seven full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property.

The monitoring plans include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. Reported test results from 2016 to 2022 indicate that surface water, sanitary / process plant wastewater and mining water are in compliance with the required standards; also, that project-stage completion inspection results were all compliant for wastewater discharge, air emission, noise and solid waste disposal. There have been a few exceptional cases in which Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

Maintaining water quality for the Guxian Reservoir, while operating the SGX and HPG projects, is a key requirement in the project environmental approvals. Silvercorp has created a SGX / HPG surface water discharge management plan which comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system. Overflow water from the mill process and water generated from the tailings by the pressure filter are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards and Integrated Wastewater Discharge Standard to meet the Class III requirements of surface water quality and Class I wastewater quality before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County. Monthly monitoring by the Luoyang Liming Testing Company and Yellow River Basin Environmental Monitoring Centre indicates that water discharged to the surface water body is in compliance with standards.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in mining activities, and none is generated from the upper sections.

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There is a groundwater monitoring program for the processing plant area, but not for the mining areas. It is recognized that there is no requirement under Chinese environmental approvals to monitor this potential impact. The QP understands that test results indicate that groundwater quality is in compliance with the required standard.

Silvercorp’s production activities are compliant with Chinese labour regulations. Formal contracts are signed for all the full-time employees with wages well above minimum levels. The company provides annual medical surveillance and checks are conducted for its employees before, during and after their employment with the Company. The Company does not use child or under-aged labour.

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From 2016 through 2021, the Company spent approximately $4.8 million (M) on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, the under-drainage tunnel, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 444,067 square metres (m2) was planted with trees and grasses, as planned in the EIA; of this, 20,496 m2 of land was planted in 2020 and 52,361 m2 in 2021. Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

Mine closure will comply with the Chinese national regulatory requirements. In accordance with those regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

1.13	Capital and operating costs

An exchange rate of US$1 = 6.50 RMB is assumed for all capital and operating cost estimates.

Table 1.5 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2037.

Table 1.6 indicates planned capital expenditures for construction and commissioning of Mill Plant 3 (completion projected end-2023) and a new TMF (first-phase completion projected end-2024).

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

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Table 1.5	Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Sustaining Capex
Exploration & mine development tunneling	39.64	0.78	4.63	3.34	3.02	3.15	3.25	3.35	3.22	2.92	2.76	2.70	2.13	1.80	1.49	1.10	-
Facilities, Plant, and Equipment	16.99	0.27	1.11	1.11	1.12	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.11	1.10	1.00
Investment Capex	32.49	0.72	3.60	3.60	3.68	3.42	3.40	3.10	2.54	2.16	1.60	1.23	1.12	0.93	0.79	0.40	0.20
Total SGX Capex	89.12	1.77	9.34	8.05	7.82	7.70	7.78	7.58	6.89	6.21	5.49	5.06	4.38	3.86	3.39	2.60	1.20
HZG
Sustaining Capex
Exploration & mine development tunneling	10.73	0.26	1.75	1.67	1.60	1.39	1.14	1.10	0.85	0.54	0.31	0.12	-	-	-	-	-
Facilities, Plant, and Equipment	1.49	0.03	0.13	0.14	0.14	0.15	0.15	0.14	0.14	0.13	0.12	0.11	0.11	-	-	-	-
Investment Capex	10.08	0.35	1.42	1.38	1.32	0.95	0.98	0.96	0.79	0.83	0.41	0.36	0.33	-	-	-	-
Total HZG Capex	22.30	0.64	3.30	3.19	3.06	2.49	2.27	2.20	1.78	1.50	0.84	0.59	0.44	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunneling	6.60	0.04	0.80	0.95	1.02	0.92	0.76	0.73	0.59	0.56	0.10	0.13	-	-	-	-	-
Facilities, Plant, and Equipment	4.83	0.11	0.41	0.42	0.43	0.45	0.45	0.45	0.45	0.43	0.42	0.41	0.40	-	-	-	-
Investment Capex	5.47	0.04	0.19	0.33	0.47	0.68	0.72	0.82	0.69	0.66	0.41	0.22	0.24	-	-	-	-
Total HPG Capex	16.90	0.19	1.40	1.70	1.92	2.05	1.93	2.00	1.73	1.65	0.93	0.76	0.64	-	-	-	-
TLP
Sustaining Capex
Exploration & mine development tunneling	23.03	1.31	5.11	4.14	3.38	2.70	2.28	2.21	1.22	0.68	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	7.57	0.20	0.59	0.60	0.62	0.63	0.63	0.63	0.63	0.62	0.62	0.61	0.60	0.59	-	-	-
Investment Capex	16.21	0.52	1.89	1.62	1.77	1.68	1.54	1.52	1.16	1.03	0.98	0.93	0.87	0.70	-	-	-
Total TLP Capex	46.81	2.03	7.59	6.36	5.77	5.01	4.45	4.36	3.01	2.33	1.60	1.54	1.47	1.29	-	-	-
LME
Sustaining Capex
Exploration & mine development tunneling	13.95	0.19	1.20	1.93	1.29	1.70	1.65	1.02	1.02	1.32	0.98	1.16	0.49	-	-	-	-
Facilities, Plant, and Equipment	2.50	0.05	0.17	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.20	0.20	0.19	0.17	0.16	-	-
Investment Capex	10.25	0.16	0.78	0.76	0.92	0.96	0.92	0.88	0.85	0.78	0.72	0.77	0.66	0.53	0.56	-	-
Total LME Capex	26.70	0.40	2.15	2.87	2.40	2.85	2.77	2.10	2.07	2.30	1.90	2.13	1.34	0.70	0.72	-	-
LMW
Sustaining Capex
Exploration & mine development tunneling	16.26	0.32	1.53	1.64	1.42	1.66	1.43	1.93	1.46	1.75	0.62	0.73	0.45	0.58	0.24	0.25	0.25
Facilities, Plant, and Equipment	6.23	0.11	0.38	0.39	0.39	0.40	0.41	0.43	0.43	0.43	0.43	0.43	0.42	0.42	0.40	0.38	0.38
Investment Capex	13.91	0.36	0.98	1.07	1.09	1.22	1.23	1.21	1.21	1.08	0.96	0.83	0.75	0.77	0.72	0.43	-
Total LMW Capex	36.40	0.79	2.89	3.10	2.90	3.28	3.07	3.57	3.10	3.26	2.01	1.99	1.62	1.77	1.36	1.06	0.63
DCG
Sustaining Capex
Exploration & mine development tunneling	1.30	0.02	0.17	0.35	0.40	0.32	0.04	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	1.87	0.05	0.17	0.20	0.20	0.19	0.19	0.18	0.18	0.18	0.17	0.16	-	-	-	-	-
Investment Capex	0.91	0.05	0.18	0.16	0.11	0.09	0.08	0.07	0.05	0.04	0.04	0.04	-	-	-	-	-
Total DCG Capex	4.08	0.12	0.52	0.71	0.71	0.60	0.31	0.25	0.23	0.22	0.21	0.20	-	-	-	-	-
Ying Total
Sustaining Capex
Exploration & mine development tunneling	111.51	2.92	15.19	14.02	12.13	11.84	10.55	10.34	8.36	7.77	4.77	4.84	3.07	2.38	1.73	1.35	0.25
Facilities, Plant, and Equipment	41.48	0.82	2.96	3.04	3.09	3.14	3.16	3.16	3.16	3.12	3.09	3.05	2.85	2.31	1.67	1.48	1.38
Investment Capex	89.32	2.20	9.04	8.92	9.36	9.00	8.87	8.56	7.29	6.58	5.12	4.38	3.97	2.93	2.07	0.83	0.20
Total Ying Capex	242.31	5.94	27.19	25.98	24.58	23.98	22.58	22.06	18.81	17.47	12.98	12.27	9.89	7.62	5.47	3.66	1.83

Notes: Numbers may not compute exactly due to rounding. *FY2022 only includes Q4.

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Table 1.6	Projected Capital for Mill Plant 3 and TMF 3 (US$M)

Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
3,000 tonne per day mill
Design & permitting	Land lease & rezoning	April 2022	0.3	-	0.3
	Design & engineering	August 2022	0.5	-	0.5
	Environmental & safety assessment	August 2022	0.2	-	0.2
Construction & Equipment	Site preparation	October 2022	1.0	-	1.0
	Road construction	October 2023	1.7	0.3	2.0
	Mill construction	October 2023	7.5	4.6	12.1
	Equipment acquisition	March 2023	10.1	-	10.1
	Installation	October 2023	1.5	0.7	2.2
	Contingency	December 2023	1.0	0.4	1.4
Total expenditures			23.8	6.0	29.8

Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
Tailings Storage Facility
Design & permitting	Land lease & rezoning	April 2022	3.1	-	3.1
	Design & engineering	June 2022	0.4	-	0.4
	Environmental & safety assessment	May 2022	0.1	-	0.1
Construction	Site preparation	December 2022	2.3	-	2.3
	TMF construction	October 2024	8.5	19.7	28.2
	Contingency	December 2024	1.7	2.2	3.9
Total expenditures			16.1	21.9	38.0

Note: Numbers may not compute exactly due to rounding.

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber and power to the portal areas are the responsibility of the Company. Shipping costs are for moving ore from each mine to the processing plant. Principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost. G&A costs include an allowance for tailings dam and other environmental costs. Major capital on the two existing tailings storage facilities has already been expended and ongoing costs associated with progressively raising the dams are regarded as an operating cost. From approximately end-2023 (TMF 1) and end-2025 (TMF 2), the focus of tailings dam operating cost estimates moves to TMF 3, for which construction preparation is underway. The provision for Mineral Resources tax is approximately 3% of sales.

The QP notes that the operating cost estimates are reasonably aligned with those used for Mineral Reserve COG determination and considers them to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM.

Table 1.7 summarizes projected LOM operating costs, by mine, and for Ying as a whole.

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Table 1.7	Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Mining	383.33	3.64	19.98	20.48	20.47	26.07	26.65	27.92	27.42	27.69	27.14	27.91	27.63	27.71	27.87	27.81	16.94
Shipping	19.20	0.18	1.00	1.03	1.02	1.31	1.33	1.40	1.37	1.39	1.36	1.40	1.38	1.39	1.40	1.39	0.85
Milling	60.54	0.57	3.16	3.23	3.23	4.12	4.21	4.41	4.33	4.37	4.29	4.41	4.36	4.38	4.40	4.39	2.68
G&A and product selling	52.70	0.50	2.75	2.82	2.81	3.58	3.66	3.84	3.77	3.81	3.73	3.84	3.80	3.81	3.83	3.82	2.33
Mineral Resources tax	27.83	0.26	1.45	1.49	1.49	1.89	1.93	2.03	1.99	2.01	1.97	2.03	2.01	2.01	2.02	2.02	1.23
Government fee and other taxes	13.06	0.12	0.68	0.70	0.70	0.89	0.91	0.95	0.93	0.94	0.93	0.95	0.94	0.94	0.95	0.95	0.58
Total SGX Opex	556.66	5.27	29.02	29.75	29.72	37.86	38.69	40.55	39.81	40.21	39.42	40.54	40.12	40.24	40.47	40.38	24.61
HZG
Mining	58.17	1.19	4.54	5.21	5.51	5.54	5.53	5.53	5.50	5.54	5.54	5.37	3.17	-	-	-	-
Shipping	3.05	0.06	0.24	0.27	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.28	0.17	-	-	-	-
Milling	8.49	0.17	0.66	0.76	0.81	0.81	0.81	0.81	0.80	0.81	0.81	0.78	0.46	-	-	-	-
G&A and product selling	7.40	0.15	0.58	0.66	0.70	0.71	0.70	0.70	0.70	0.71	0.71	0.68	0.40	-	-	-	-
Mineral Resources tax	4.14	0.08	0.32	0.37	0.39	0.40	0.39	0.39	0.39	0.40	0.40	0.38	0.23	-	-	-	-
Government fee and other taxes	1.80	0.04	0.14	0.16	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.10	-	-	-	-
Total HZG Opex	83.05	1.69	6.48	7.43	7.87	7.92	7.89	7.89	7.85	7.92	7.92	7.66	4.53	-	-	-	-
HPG
Mining	60.95	0.77	5.12	5.51	5.90	6.01	5.99	5.91	5.95	5.41	5.08	4.82	4.48	-	-	-	-
Shipping	2.13	0.03	0.18	0.19	0.20	0.21	0.21	0.20	0.21	0.19	0.18	0.17	0.16	-	-	-	-
Milling	9.15	0.12	0.77	0.83	0.89	0.90	0.90	0.89	0.89	0.81	0.76	0.72	0.67	-	-	-	-
G&A and product selling	7.99	0.10	0.67	0.72	0.77	0.79	0.79	0.77	0.78	0.71	0.67	0.63	0.59	-	-	-	-
Mineral Resources tax	4.33	0.06	0.36	0.39	0.42	0.43	0.43	0.42	0.42	0.38	0.36	0.34	0.32	-	-	-	-
Government fee and other taxes	2.01	0.03	0.17	0.18	0.19	0.20	0.20	0.19	0.19	0.18	0.17	0.16	0.15	-	-	-	-
Total HPG Opex	86.56	1.11	7.27	7.82	8.37	8.54	8.52	8.38	8.44	7.68	7.22	6.84	6.37	-	-	-	-
TLP
Mining	178.80	5.46	14.91	14.22	15.30	15.27	16.02	14.60	14.37	14.40	14.62	14.84	14.59	10.20	-	-	-
Shipping	7.98	0.24	0.67	0.64	0.68	0.68	0.72	0.65	0.64	0.64	0.65	0.66	0.65	0.46	-	-	-
Milling	29.82	0.91	2.49	2.37	2.55	2.55	2.67	2.43	2.40	2.40	2.44	2.48	2.43	1.70	-	-	-
G&A and product selling	25.96	0.79	2.16	2.06	2.22	2.22	2.33	2.12	2.09	2.09	2.12	2.16	2.12	1.48	-	-	-
Mineral Resources tax	13.10	0.40	1.09	1.04	1.12	1.12	1.17	1.07	1.05	1.06	1.07	1.09	1.07	0.75	-	-	-
Government fee and other taxes	6.46	0.20	0.54	0.51	0.55	0.55	0.58	0.53	0.52	0.52	0.53	0.53	0.53	0.37	-	-	-
Total TLP Opex	262.12	8.00	21.86	20.84	22.42	22.39	23.49	21.40	21.07	21.11	21.43	21.76	21.39	14.96	-	-	-
LME
Mining	76.80	1.01	4.31	4.41	4.34	5.37	6.17	6.81	6.72	6.86	6.30	6.54	6.17	6.51	5.28	-	-
Shipping	2.75	0.04	0.15	0.16	0.16	0.19	0.22	0.24	0.24	0.25	0.23	0.23	0.22	0.23	0.19	-	-
Milling	10.59	0.14	0.59	0.61	0.60	0.74	0.85	0.94	0.93	0.94	0.87	0.90	0.85	0.90	0.73	-	-
G&A and product selling	9.20	0.12	0.52	0.53	0.52	0.64	0.74	0.82	0.81	0.82	0.75	0.78	0.74	0.78	0.63	-	-
Mineral Resources tax	5.34	0.07	0.30	0.31	0.30	0.37	0.43	0.47	0.47	0.48	0.44	0.45	0.43	0.45	0.37	-	-
Government fee and other taxes	2.27	0.03	0.13	0.13	0.13	0.16	0.18	0.20	0.20	0.20	0.19	0.19	0.18	0.19	0.16	-	-
Total LME Opex	106.95	1.41	6.00	6.15	6.05	7.47	8.59	9.48	9.37	9.55	8.78	9.09	8.59	9.06	7.36	-	-

Notes: Numbers may not compute exactly due to rounding.

*Q4 FY2020 not included.

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1.14	Recommendations

Other than for costs estimated below for exploration tunneling and drilling – total US$24.7M and which is part of planned LOM capital expenditures, the QPs consider that implementation of the following recommendations will form part of the day-to-day operating cost of the Ying mines.

1.14.1	Safety in general

•	Maintain the ongoing focus on mine and site safety, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards is employed.

1.14.2	Exploration
•	Continue exploration tunneling and diamond drilling at the Ying Property. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along strike extensions of the vein structures. The proposed exploration work is shown in Table 1.8.

Table 1.8	Exploration work and costs

Mine	Units	Tunneling	Drilling
SGX	m	13,000	50,000
HZG	m	4,200	18,000
HPG	m	4,500	25,000
LME	m	4,500	25,000
LMW	m	6,200	41,500
TLP	m	16,500	41,500
DCG	m	2,550	12,000
Total metres	m	51,450	213,000
Total cost
	RMB	116,840,000	43,780,000
	US$	18,000,000	6,700,000

1.14.3	Drilling

•	The procedures used in 2020 density measurement for SGX should be independently reviewed and modified, if necessary.
•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.
•	The minimum size of the density samples should be 1 kilogram (kg). The part of the sample that is selected for assaying, should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.
•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.
•	HZG and DCG are underrepresented in the current density data. Further sampling of these deposits is required.

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1.14.4	Sample preparation, analyses, and security

1.14.4.1	General

•	Standardize the crush methodology, crush sub-sampling method, sub-sample sizes, analytical methods, lower and upper detection limits and overlimit techniques used at the various laboratories, or select laboratories based on appropriate and similar protocols.
•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.
•	Insert CRMs and duplicate samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. Blanks should be inserted regularly and immediately after expected high-grade mineralization.
•	Ensure that all QA/QC sample results are monitored on a real-time basis and remedial actions taken as soon as possible.
•	Investigate whether internal laboratory QA/QC data is available (CRM, blank, duplicates) and whether these can be reviewed in addition to Silvercorp data.
•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Consider storing QA/QC data in the sample database with the ability to retain original data for failed batches.

1.14.4.2	CRMs

•	Investigate minor issues of analytical drift and data bias noted in recent work.
•	Consider adding a CRM that monitors low grade zinc (<0.2%).

1.14.4.3	Blanks

•	Send a batch of coarse blank samples from each of the blank quarry sites to several laboratories to enable statistics on grade distribution of Ag, Pb, Zn, and Au of the blank source material to be determined.
•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.

1.14.4.4	Duplicates

•	Investigate the cause of poor field duplicate performance in both core and underground samples during the 2020 - 2021 timeframe. This should include an assessment of particle sizes associated with mineralization and review of the size (mass) of samples submitted.
•	A combination of field duplicates, coarse crush duplicates, and pulp duplicates should be included in future programs.

1.14.4.5	Umpire samples

•	Select a single third-party laboratory to act as the umpire laboratory.
•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.

1.14.5	Data verification

•	Consider centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.

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•	Establish standard dataset boundaries for each mine, including overlaps as required.
•	Investigate and correct as necessary the minor, non-material issues noted in the sample database. Inconsistent rounding of assay data, inconsistent treatment of lower detection limits, inconsistent treatment of unsampled intervals, incorrect and missing dates, and sample length issues should be corrected. Discrepancies noted between hole type, sample batches and dates between various data tables should be investigated and resolved.
•	Complete ongoing random database checks.

1.14.6	Mineral Resource

•	Continue to standardize modelling and estimation protocols at all deposits to facilitate efficient model auditing.
•	Round model prototype origins to the nearest 100 m to simplify software compatibility.
•	Decrease subcell size to at least 0.1 m in the X dimension and 1 m in the Y and Z dimensions for all models to capture additional resolution of vein contacts. Investigate decreasing subcell resolution further when coding underground tunnels and stopes.
•	Assess sensitivity of grade estimates to data clustering by trialing sector searches.
•	Adjust estimation procedures so that a nearest neighbour check estimate is completed in addition to the ID2 estimate.
•	Refine classification criteria as required.
•	During resource classification coding, ensure that ‘cookier cutter’ coding wireframes are orthogonal to the strike / dip of vein models.

1.14.7	Mineral processing

•	Undertake periodic mill audits aimed at ensuring optimum process control and mill performance.
•	Ensure that tight control is exercised over quality and scheduling for planning, construction, and commissioning of Mill Plant 3 and TMF 3, and for the changeover periods as Mill Plants 1 and 2 are phased out.

1.14.8	Mining and infrastructure

•	For internal planning and forecasting and for external reporting, continue with efforts to fully integrate the resource estimation, reserve estimation, and mine planning processes.
•	Continue the focus on dilution and grade control and implementation of best mining practices via the Mining Quality Control Department.
•	Maintain diligent planning at each of the Ying mines and ensure consistent provision of all key resources, with particular reference to levels of skilled personnel, that will be necessary to achieve and maintain the planned production increases in the LOM mining schedule.
•	Prioritize safe achievement of the key development targets that will underpin the ability to reach stoping production goals.
•	Maintain the focus on stockpiling and record keeping procedures and ensure that the summation of individual ore car weights by stope and zone is, as far as practicable, fully integrated into the tracking and reconciliation process.
•	Continue with efforts to safely introduce viable alternative technologies to the Ying mines aimed at process optimization, energy efficiency, etc. Recent initiatives have included upgrading compressors, backfill station construction, and use of slushers in flatter-lying veins.
•	Where vein thickness, geometry, and ground conditions may allow, investigate the use of more bulk-mining methods such as longhole benching.
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•	Ensure that geotechnical understanding and planning is at the forefront of implementing and maintaining safe ground control in the Ying mines.
•	Review the TMF design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters.
•	Review the Chinese system dam classification in the context of recent international classifications, e.g., Canadian Dam Association 2013.
•	As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the Global Industry Standard on Tailings Management (‘Global Industry Standard’), which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements. The QP further recommends that:
—	With respect to the anticipated closures for TMF 1 and TMF 2, ensure that detailed pre- and post-closure plans are in place, with timeframes, and that freeboard margins are maintained within design limits up to the time that respective final capacities are reached.
—	A specified program is in place, with timeframes and participating entities identified, for review of TMF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. This recommendation applies equally to both the current TMFs and the planning and construction for TMF 3.

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Contents

1	Summary				ii
	1.1	Introduction			ii
	1.2	Geology, exploration, and Mineral Resources			ii
	1.3	Comparison of Mineral Resources, 31 December 2019 and 31 December 2021			vi
	1.4	Mining and Mineral Reserves			vi
	1.5	Reconciliation			viii
	1.6	Comparison of Mineral Reserves, 31 December 2019 to 31 December 2021			x
	1.7	Life-of-mine plan			x
	1.8	Metallurgical testwork and processing			xiii
	1.9	Personnel			xiv
	1.10	Main infrastructure, including tailings dams			xiv
	1.11	Market studies and contracts			xvi
	1.12	Environmental, permitting, social / community impact			xvi
	1.13	Capital and operating costs			xviii
	1.14	Recommendations			xxii
		1.14.1	Safety in general		xxii
		1.14.2	Exploration		xxii
		1.14.3	Drilling		xxii
		1.14.4	Sample preparation, analyses, and security		xxiii
			1.14.4.1	General	xxiii
			1.14.4.2	CRMs	xxiii
			1.14.4.3	Blanks	xxiii
			1.14.4.4	Duplicates	xxiii
			1.14.4.5	Umpire samples	xxiii
			1.14.5	Data verification	xxiii
			1.14.6	Mineral Resource	xxiv
			1.14.7	Mineral processing	xxiv
			1.14.8	Mining and infrastructure	xxiv
2	Introduction				40
3	Reliance on other experts				43
4	Property description and location				44
	4.1	Property location			44
	4.2	Ownership			44
	4.3	Mining licenses			45
	4.4	Exploration and mining rights and taxes			46
5	Accessibility, climate, local resources, infrastructure, and physiography				48
6	History				50
	6.1	Introduction			50
	6.2	Drilling			50
	6.3	Ownership and production			50
	6.4	Historical Mineral Resource and Mineral Reserve estimates			51
7	Geological setting and mineralization				52
	7.1	Regional geology			52
	7.2	Property geology			53
	7.3	Mineralization			54
		7.3.1	SGX area		55
		7.3.2	HZG area		59
		7.3.3	HPG area		61
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		7.3.4	TLP and LM area		63
		7.3.5	DCG area		66
8	Deposit types				68
9	Exploration				69
	9.1	Introduction			69
	9.2	Tunneling progress			69
	9.3	SGX			71
	9.4	HZG			73
	9.5	HPG			75
	9.6	TLP			77
	9.7	LME			79
	9.8	LMW			81
	9.9	DCG			83
10	Drilling				85
	10.1	Drilling progress			85
	10.2	Summary of results			86
	10.3	Discussion of results by mine / deposit			87
		10.3.1	SGX		87
		10.3.2	HZG		88
		10.3.3	HPG		89
		10.3.4	TLP		91
		10.3.5	LME		93
		10.3.6	LMW		94
		10.3.7	DCG		95
	10.4	Plans and sections			96
	10.5	Bulk density measurements and results			96
		10.5.1	Measurements and results		96
		10.5.2	Recommendations on bulk density		97
	10.6	Drilling procedures			97
11	Sample preparation, analyses, and security				99
	11.1	Introduction			99
	11.2	Sampling			99
		11.2.1	Drillhole sampling		99
		11.2.2	Underground sampling		100
		11.2.3	Sample shipment and security		100
	11.3	Sampling preparation and analysis			101
		11.3.1	Laboratory protocols		102
			11.3.1.1	Discussion on laboratory protocols	103
	11.4	Quality Assurance / Quality Control			104
		11.4.1	Overview		104
		11.4.2	Certified Reference Materials		105
			11.4.2.1	Discussion on CRMs (2020 - 2021 program)	107
			11.4.2.2	Discussion on CRMs (2010 - 2019)	115
			11.4.2.3	Recommendations for CRMs	115
		11.4.3	Blank samples		116
			11.4.3.1	Discussion on blanks (2020 - 2021 programs)	117
			11.4.3.2	Discussion on blanks (2010 - 2019)	120
			11.4.3.3	Recommendations on blanks	120
		11.4.4	Duplicate samples		121
			11.4.4.1	Discussion on duplicates (2020 - 2021 program)	121
			11.4.4.2	Discussion on duplicates (2010 - 2019 programs)	125
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			11.4.4.3	Recommendations on duplicates	125
		11.4.5	Umpire (check) samples		125
			11.4.5.1	Discussion on umpire samples (2020 - 2021)	126
			11.4.5.2	Discussion on umpire samples (2012 - 2019)	130
			11.4.5.3	Recommendations on umpire samples	130
	11.5	General recommendations			130
	11.6	Conclusions			131
12	Data verification				132
	12.1	Site inspections			132
	12.2	Assay data verification			132
		12.2.1	Work completed by the QP		132
		12.2.2	QP observations on assay data verification		133
	12.3	Verification of other data			134
	12.4	Recommendations			135
	12.5	Conclusions			135
13	Mineral processing and metallurgical testing				136
	13.1	Introduction			136
	13.2	Mineralogy			136
		13.2.1	SGX mineralization		137
		13.2.2	TLP mineralization		138
		13.2.3	HPG mineralization		139
	13.3	Metallurgical samples			139
		13.3.1	SGX mineralization		139
		13.3.2	TLP mineralization		140
		13.3.3	HPG mineralization		140
	13.4	Metallurgical testwork			140
		13.4.1	SGX mineralization		141
		13.4.2	TLP mineralization		142
		13.4.3	HPG mineralization		143
		13.4.4	HZG mineralization		145
		13.4.5	Grind size optimization		145
	13.5	Concentrate quality considerations			145
	13.6	Grindability testwork			146
	13.7	Summary of testwork outcomes			147
14	Mineral Resource estimates				148
	14.1	Introduction			148
	14.2	Data used			150
	14.3	Geological interpretation			150
	14.4	Input data for estimation			155
		14.4.1	Sample flagging		155
		14.4.2	Sample compositing		155
		14.4.3	Grade capping		156
	14.5	Block model			160
		14.5.1	Block model parameters		160
		14.5.2	Grade estimation		160
		14.5.3	Mining depletion		161
	14.6	Mineral Resource classification			162
	14.7	Block model validation			163
	14.8	Minimum mining width			174
	14.9	Mineral Resource estimates			174
	14.10	Risks			180
	14.11	Comparison with Mineral Resource estimate as of 31 December 2019			180
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	14.12	General comments and recommendations		182
15	Mineral Reserve estimates			184
	15.1	Introduction and Mineral Resources base		184
	15.2	Mineral Reserve estimation methodology		184
	15.3	Cut-off grades		184
		15.3.1	Comment on cut-off grades	186
	15.4	Dilution and recovery factors		186
		15.4.1	Dilution	186
		15.4.2	Mining recovery factors	187
	15.5	Mineral Reserve estimate		187
	15.6	Reserves sensitivity to cut-off grade		189
	15.7	Conversion of Mineral Resources to Reserves		189
	15.8	Comparison of Mineral Reserves, end-2019 to end-2021		190
16	Mining methods			193
	16.1	Ying mining operations		193
		16.1.1	Introduction	193
		16.1.2	SGX	194
		16.1.3	HZG	194
		16.1.4	HPG	195
		16.1.5	TLP	195
		16.1.6	LME	195
		16.1.7	LMW	195
		16.1.8	DCG	195
	16.2	Mining methods and mine design		196
		16.2.1	Geotechnical and hydrogeological considerations	196
		16.2.2	Development and access	196
		16.2.3	Mining methods	198
	16.2.3.1	Shrinkage stoping	198
	16.2.3.2	Resue stoping	199
	16.2.3.3	Step Room and pillar mining method	201
	16.2.3.4	Stope management and grade control	202
16.2.4	Ore and waste haulage		203
16.2.5	Equipment		204
	16.2.5.1	Mine equipment	204
	16.2.5.2	Equipment advance rates	209
16.2.6	Personnel		209
16.2.7	Ventilation		210
	16.2.7.1	SGX primary ventilation	211
	16.2.7.2	Secondary ventilation	212
16.2.8	Backfill		212
16.2.9	Dewatering		213
	16.2.9.1	SGX dewatering	213
	16.2.9.2	HZG dewatering	214
	16.2.9.3	HPG dewatering	214
	16.2.9.4	TLP dewatering	214
	16.2.9.5	LME dewatering	215
	16.2.9.6	LMW dewatering	215
	16.2.9.7	DCG dewatering	215
16.2.10	Water supply		215
16.2.11	Power supply		215
16.2.12	Compressed air		216
	16.2.12.1	Explosives	216
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		16.2.13	Communications		216
	16.3	Safety			216
	16.4	Development and production quality control			217
	16.5	Production and scheduling			218
		16.5.1	Development schedule		218
		16.5.2	Mines production		220
			16.5.2.1	Production rate	220
			16.5.2.2	Mine production: 1 Jan 2020 to 31 Dec 2021	220
			16.5.2.3	Production schedule	221
	16.6	Reconciliation			224
	16.7	Mining summary			225
17	Recovery methods				227
	17.1	Introduction			227
	17.2	Ore supply and concentrate production from Ying Property mines			227
		17.2.1	Ore supply		227
		17.2.2	Ore composition per mine		229
		17.2.3	Concentrate production by mine in FY2022 Q1 - Q3		229
		17.2.4	Concentrate quality and metal recovery (average) FY2019 – FY2022 Q3		229
		17.2.5	Impact of ore type on concentrate quality and metal recovery (FY2022 Q1 - Q3)		231
		17.2.6	Ore supply by plant		232
		17.2.7	LOM mill feed schedule		234
	17.3	Mill Plant 1 (Xiayu)			236
		17.3.1	Process flowsheet		236
		17.3.2	Process description		238
			17.3.2.1	Crushing	238
			17.3.2.2	Milling classification (two trains)	239
			17.3.2.3	Gravity separation (one train)	239
			17.3.2.4	Flotation (one train)	239
			17.3.2.5	Product concentrating, filtration, and handling	239
			17.3.2.6	Tailings thickening	240
		17.3.3	Metallurgical performance (Plant 1)		240
	17.4	Mill Plant 2 (Zhuangtou)			241
		17.4.1	Flowsheet		243
		17.4.2	Process description		243
			17.4.2.1	Crushing	243
			17.4.2.2	Milling classification	243
			17.4.2.3	Flotation	243
			17.4.2.4	Product concentrating, filtration and handling	243
			17.4.2.5	Tailings thickening	244
		17.4.3	Metallurgical performance (Plant 2)		244
		17.4.4	Sampling (for Plants 1 and 2)		245
	17.5	Mill Plant 3			245
		17.5.1	Flowsheet		245
		17.5.2	Process description		246
		17.5.3	Designed metallurgical performance (Plant 3)		247
	17.6	Process control			247
	17.7	Ancillary facilities			248
		17.7.1	Laboratory		248
		17.7.2	Maintenance workshops		248
	17.8	Key inputs			248
		17.8.1	Power		248
		17.8.2	Water usage and mass balance for Plant 1 and Plant 2		249
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			17.8.2.1	Water for Plant 1	249
			17.8.2.2	Water for Plant 2	249
			17.8.2.3	Water for Plant 3	249
			17.8.2.4	Strategy to reduce fresh-water usage	249
		17.8.3	Reagents		250
	17.9	Conclusions			250
18	Project infrastructure				251
	18.1	Tailings Management Facility (TMF)			251
		18.1.1	Overview		251
		18.1.2	Tailings properties		252
		18.1.3	Site description		253
		18.1.4	TMF design, construction, operation, and safety studies		253
			18.1.4.1	Design: TMF 1	253
			18.1.4.2	Design: TMF 2	255
			18.1.4.3	Dam classifications	258
			18.1.4.4	Starter dam	258
			18.1.4.5	Trench design for surface water	258
			18.1.4.6	Water decant system design	259
			18.1.4.7	Seepage collection design	259
			18.1.4.8	Reclaim pond design	259
			18.1.4.9	Geotechnical stability, safety, and risk assessment study	259
			18.1.4.10	Site monitor stations	260
			18.1.4.11	Tailings pond operation and management	260
		18.1.5	Tailings transfer to the ponds		260
		18.1.6	Water balance considerations		260
		18.1.7	General TMF comment		260
	18.2	Waste rock dump			261
18.3	Power supply		262
	18.3.1	SGX and HZG mines	262
	18.3.2	HPG mine	263
	18.3.3	TLP / LM mines	263
	18.3.4	No. 1 and No. 2 Mills and office / camp complex	263
	18.3.5	Underground lighting	263
	18.3.6	Power for future Mill Plant 3 and TMF 3	263
18.4	Roads		263
18.5	Transportation		265
18.6	Water supply		265
18.7	Wastewater and sewage treatment		267
18.8	Other infrastructure		267
	18.8.1	Mine dewatering	267
	18.8.2	Site communications	267
	18.8.3	Camp	267
	18.8.4	Dams and tunnels	268
	18.8.5	Surface maintenance workshop	268
	18.8.6	Explosives magazines	269
	18.8.7	Fuel farm	269
	18.8.8	Mine dry	270
	18.8.9	Administration building	270
	18.8.10	Warehouse and open area storage	270
	18.8.11	Assay laboratory	270
	18.8.12	Security / gatehouse	270
	18.8.13	Compressed air	270
	18.8.14	Underground harmful gas monitoring system	271
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		18.8.15	Underground personal location system	271
19	Market studies and contracts			272
	19.1	Mining contracts		272
	19.2	Concentrate marketing		272
	19.3	Smelter contracts		272
	19.4	Commodity prices		274
20	Environmental studies, permitting and social or community impact			275
	20.1	Introduction		275
	20.2	Laws and regulations		275
		20.2.1	Laws	275
		20.2.2	Regulations and guidelines	276
	20.3	Waste and tailings disposal management		277
	20.4	Site monitoring		277
		20.4.1	Monitoring plan	277
		20.4.2	Water management	278
		20.4.3	Groundwater	280
		20.4.4	Wastewater	281
	20.5	Permitting requirements		281
		20.5.1	Environmental impact assessment reports and approvals	281
		20.5.2	Project safety pre-assessments reports and safety production permits	282
		20.5.3	Resource utilization plan (RUP) reports and approvals	283
		20.5.4	Soil and water conservation plan and approvals	283
		20.5.5	Geological hazards assessment report and approval	284
		20.5.6	Mining permits	284
		20.5.7	Land use right permits	284
		20.5.8	Water permit	284
	20.6	Social and community interaction		284
		20.6.1	Cultural minorities and heritages	285
		20.6.2	Relationships with local government	285
		20.6.3	Labour practices	285
	20.7	Remediation and reclamation		285
	20.8	Site closure plan		286
21	Capital and operating costs			287
	21.1	Capital costs		287
	21.2	Operating costs		289
22	Economic analysis			293
23	Adjacent properties			294
24	Other relevant data and information			295
25	Interpretation and conclusions			296
26	Recommendations			300
	26.1	Safety in general		300
	26.2	Exploration		300
		26.2.1	SGX	300
		26.2.2	HZG	300
		26.2.3	HPG	300
		26.2.4	LME	301
		26.2.5	LMW	301
		26.2.6	TLP	301
		26.2.7	DCG	301
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	26.3	Drilling		302
	26.4	Sample preparation, analyses, and security		302
		26.4.1	Laboratories	302
		26.4.2	CRMs	302
		26.4.3	Blanks	303
		26.4.4	Duplicates	303
		26.4.5	Umpire samples	304
		26.4.6	General recommendations	304
	26.5	Data verification		304
	26.6	Mineral Resource		305
	26.7	Mineral processing		305
	26.8	Mining and infrastructure		305
27	References			307
28	QP Certificates			309

Tables

Table 1.1	Ying Mineral Resources as of 31 December 2021	v
Table 1.2	Ying Mineral Reserve estimates at 31 December 2021	vii
Table 1.3	Mineral Reserve to production reconciliation: January 2020 – December 2021	ix
Table 1.4	Ying Mines LOM production plan	xi
Table 1.5	Projected Ying LOM Capex (US$M)	xix
Table 1.6	Projected Capital for Mill Plant 3 and TMF 3 (US$M)	xx
Table 1.7	Projected Ying LOM Opex (US$M)	xxi
Table 1.8	Exploration work and costs	xxii
Table 2.1	Persons who prepared or contributed to this Technical Report	40
Table 4.1	Mining licenses	46
Table 7.1	Dimensions and orientations of mineralized veins in the SGX area	59
Table 7.2	Dimensions and orientations of major mineralized veins in the HZG area	61
Table 7.3	Dimensions and orientations of major mineralized veins in the HPG area	62
Table 7.4	Dimensions and orientations of major mineralized veins in the TLP area	65
Table 7.5	Dimensions and orientations of major mineralized veins in the LMW area	65
Table 7.6	Dimensions and orientations of major mineralized veins in the LME area	66
Table 7.7	Dimensions and orientations of the mineralized veins in the DCG area	67
Table 9.1	Tunneling and sampling completed in 2020 - 2021	70
Table 9.2	Mineralization exposed by drift tunneling in 2020 - 2021	71
Table 9.3	Selected mineralization zones defined by the 2020 - 2021 tunneling in SGX area	72
Table 9.4	Selected mineralization zones defined by the 2020 - 2021 tunneling in HZG area	74
Table 9.5	Selected mineralization zones defined by the 2020 - 2021 tunneling in HPG area	76
Table 9.6	Selected mineralization zones defined by the 2020 - 2021 tunneling in TLP area	78
Table 9.7	Selected mineralization zones defined by the 2020 - 2021 tunneling in LME area	80
Table 9.8	Selected mineralization zones defined by the 2020 – 2021 tunneling at LMW	82
Table 9.9	Selected mineralization zones defined by the 2020 – 2021 tunneling at DCG	84
Table 10.1	Summary of drilling completed by Silvercorp, 2004 to December 2019	85
Table 10.2	Summary of the 2020 - 2021 drilling program on the Property	86
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Table 10.3	Brief summary of the 2020 - 2021 drilling results	86
Table 10.4	Summary of the SGX 2020 - 2021 drilling programs	87
Table 10.5	Summary of the HZG 2020 - 2021 drilling programs	89
Table 10.6	Summary of HPG 2020 - 2021 drilling programs	90
Table 10.7	Summary of TLP 2020 - 2021 drilling programs	91
Table 10.8	Summary of LME 2020 - 2021 drilling programs	93
Table 10.9	Summary of the LMW 2020 - 2021 drilling programs	94
Table 10.10	Summary of the DCG 2020 - 2021 drilling programs	96
Table 10.11	Bulk density values for the Ying deposits pre-2020	96
Table 11.1	Laboratories used at Ying Project (January 2006 - December 2021)	102
Table 11.2	Ying laboratory protocols	103
Table 11.3	Ying QA/QC samples by time period (2010 - June 2016)	104
Table 11.4	Ying QA/QC insertion rates by time period (2010 - June 2016)	105
Table 11.5	Ying QA/QC samples by time period (July 2016 - 2021)	105
Table 11.6	Ying QA/QC insertion rates by time period (July 2016 - 2021)	105
Table 11.7	Ying CRMs (January 2020 – December 2021)	106
Table 11.8	Ying Ag CRM results (January 2020 – December 2021)	108
Table 11.9	Ying Pb CRM results (January 2020 – December 2021)	110
Table 11.10	Ying Zn CRM results (January 2020 – December 2021)	111
Table 11.11	Ying coarse blank results based on Silvercorp fail criteria (2020-2021)	116
Table 11.12	Ying coarse blank results based on 3 x LLD fail criteria	117
Table 11.13	Field duplicate results by laboratory and sample type	122
Table 11.14	Ying umpire samples laboratories	126
Table 11.15	Ying umpire sample results	128
Table 12.1	Assay verification results (drilling July 2016 to Dec 2021)	133
Table 12.2	Assay verification results (channel samples July 2016 to Dec 2021)	133
Table 12.3	Comparison between Silvercorp and AMC samples by type for 2020 - 2021	135
Table 13.1	Mineral composition of the SGX mineralization	137
Table 13.2	Phase distribution of silver (SGX mineralization)	137
Table 13.3	Mineral composition of the TLP-LM mineralization	138
Table 13.4	Phase distribution of silver (TLP-LM mineralization)	139
Table 13.5	Core samples used for ore blending test	139
Table 13.6	Head grade of blended sample	140
Table 13.7	TLP mineralization samples for metallurgical tests	140
Table 13.8	Head grade of blended sample from HPG	140
Table 13.9	Liberation of Pb, Zn, and Ag vs size fractions (70% -200 mesh)	141
Table 13.10	Mass balance for locked cycle test (SGX mineralization)	141
Table 13.11	Mass balance for locked cycle test (TLP mineralization)	142
Table 13.12	Mass balance for locked cycle test (HPG mineralization)	143
Table 13.13	Mass balance for locked cycle test (HZG mineralization)	145
Table 13.14	Grind size optimization test results	145
Table 13.15	Product quality (blends of Plants 1 & 2)	145
Table 13.16	Source and ore type of samples	146
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Table 13.17	Grindability test results	146
Table 14.1	Ying Mineral Resources as of 31 December 2021	149
Table 14.2	Summary of data used	150
Table 14.3	Grade capping summary	157
Table 14.4	Comparison between raw, composite, and capped composites	158
Table 14.5	Ying block model summary	160
Table 14.6	Ying deposits - Estimation search parameters	160
Table 14.7	SGX and TLP grade statistics: block model vs composites	166
Table 14.8	Ying Mineral Resource subset - silver, lead, zinc veins	175
Table 14.9	Ying Mineral Resource subset - gold rich veins	176
Table 14.10	Comparison of 2019 and 2021 Mineral Resource estimates	181
Table 15.1	Mineral Reserve cut-off grades and key estimation parameters	185
Table 15.2	Development ore and stope marginal cut-off grades	186
Table 15.3	Average dilution by mine and method	187
Table 15.4	Ying Mining District Mineral Reserve estimates & metal content at 31 December 2021	188
Table 15.5	Estimated reduction in contained AgEq oz in Mineral Reserves for COG increase of 20%	189
Table 15.6	Mineral Resources and Mineral Reserves comparison	190
Table 15.7	Comparison of 2019 and 2021 Mineral Reserve estimates	191
Table 16.1	Ying mines current equipment list	205
Table 16.2	Ramp contractor equipment list	208
Table 16.3	Equipment advance rates	209
Table 16.4	Silvercorp staff	209
Table 16.5	List of contract workers in the Ying district	210
Table 16.6	Silvercorp hourly workers	210
Table 16.7	Mine water flow	213
Table 16.8	Stage 1 water pumps at SGX mine	213
Table 16.9	Second stage water pumps at SGX mine	214
Table 16.10	Ying Mines LOM development schedule by fiscal year (FY)	219
Table 16.11	Ying mines production rate summary	220
Table 16.12	Ying mines production run-of-mine, Q4 FY2020 to end of Q3 FY2022	221
Table 16.13	Ying Mines LOM production	223
Table 16.14	Mineral Reserve to production reconciliation: Jan 2020 – December 2021	224
Table 17.1	Processing Plants 1 and 2 - summary of capacities	227
Table 17.2	Ore supply to Plants 1 and 2 from FY2019 to FY2022Q3	228
Table 17.3	Average mill feed grades by mine FY2022 (Q1 - Q3)	229
Table 17.4	Concentrate production by mine (FY2022 Q1 - Q3)	229
Table 17.5	Concentrate quality by year from FY2019 to FY2022 Q3	230
Table 17.6	Overall metal recovery by year from FY2019 to FY2022 Q3	230
Table 17.7	SGX mine – ore processed – actual mass balance (FY2022 Q1 - Q3)	231
Table 17.8	TLP mine – ore processed – actual mass balance (FY2022 Q1 - Q3)	231
Table 17.9	LME mine – ore processed – actual mass balance (FY2022 Q1 - Q3)	231
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Table 17.10	LMW mine - ore processed – actual mass balance (FY2022 Q1 - Q3)	231
Table 17.11	HZG mine (includes BCG1 contribution) - ore processed - actual mass balance (FY2022 Q1 - Q3)	232
Table 17.12	HPG mine – ore processed – actual mass balance (FY2022 Q1 – Q3)	232
Table 17.13	Flotation feed: ore grade and recovery (FY2022 Q1 – Q3)	233
Table 17.14	Flotation feed: tonnes to plants (FY2022 Q1 – Q3)	233
Table 17.15	LOM mill feed schedule	235
Table 17.16	Design mass balance at Plant 1 (daily basis)	240
Table 17.17	Flotation feed: ore grade vs. recovery (FY2022 Q1 - Q3) (Plant 1)	240
Table 17.18	Design mass balance for Plant 2 (Pb+Zn ore) (Phase I and Phase II, 2 x 1,000 tpd)	244
Table 17.19	Flotation feeds: ore grade vs. recovery (FY2022 Q1 – Q3) (Plant 2)	244
Table 17.20	Mass balance for locked cycle test of Ag-Pb-Zn ore	247
Table 17.21	Mass balance for locked cycle test of Ag-Cu-Pb-Zn ore	247
Table 17.22	Mass balance for locked cycle test of Au-Ag-Pb-Zn ore	247
Table 18.1	Key parameters of current TMFs	251
Table 18.2	Tailings PSD1 and compositions	252
Table 18.3	Chemical composition for pond recycle water	252
Table 18.4	Criteria for dam grade definition in Chinese system	258
Table 18.5	Geotechnical assessment reports on the Zhuangtou and Shiwagou TMFs	260
Table 18.6	Waste dumps at the Ying project	261
Table 18.7	Example test results of potable water at the mines and mills	266
Table 18.8	Dam and diversion tunnels in the Ying district	268
Table 19.1	Key elements of smelter contracts	273
Table 20.1	Water environmental monitoring plans for Ying mining area	278
Table 20.2	January 2021 to December 2021 monitoring results, surface water, Yellow River Basin Environmental Monitoring Centre	279
Table 20.3	January 2021 to December 2021 monitoring results, surface water, Luoyang Liming Testing Company	280
Table 20.4	Results summary of groundwater tests, 2021	280
Table 20.5	Mine water monitoring results	281
Table 20.6	Expenditures on reclamation and remediation from 2016 to 2021 (‘000 US$)	286
Table 21.1	Projected Ying LOM Capex (US$M)	288
Table 21.2	Projected Capital for Mill Plant 3 and TMF 3 (US$M)	289
Table 21.3	Projected Ying LOM Opex (US$M)	291

Figures

Figure 4.1	Location of Ying Property	44
Figure 4.2	Location of the approved mining licenses in the Ying Property	45
Figure 5.1	Ying mine and mill locations	48
Figure 7.1	Geology of Western Henan Province and location of Ying Property	52
Figure 7.2	Ying mining licenses and mineralization vein systems	54
Figure 7.3	Tunnels and veins in the SGX area	57
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Figure 7.4	Cross section on Line 2, SGX	58
Figure 7.5	Tunnels and veins in the HZG area	60
Figure 7.6	Tunnels and veins in the HPG area	62
Figure 7.7	Distribution of mineralized veins in the TLP-LM area	63
Figure 7.8	Tunnels and veins in the DCG area	67
Figure 9.1	Longitudinal projection of Vein S19, SGX	73
Figure 9.2	Longitudinal projection of Vein HZ26, HZG	75
Figure 9.3	Longitudinal projection of Vein H17, HPG	77
Figure 9.4	Longitudinal projection of Vein T3, TLP	79
Figure 9.5	Longitudinal projection of Vein LM5E, LME	81
Figure 9.6	Longitudinal projection of Vein LM17, LMW	83
Figure 9.7	Longitudinal projection of Vein C76, DCG	84
Figure 11.1	Ying sampling processing, logging, and storage facilities	101
Figure 11.2	Summary control chart for CDN-ME-1603 (Ag)	109
Figure 11.3	Summary control chart for CDN-ME-1801 (Ag)	109
Figure 11.4	Summary control chart for CDN-ME-1607 (Pb)	110
Figure 11.5	Summary control chart for CDN-ME-1801 (Pb)	111
Figure 11.6	Summary control chart for CDN-ME-1405 (Zn)	112
Figure 11.7	Summary control chart for CDN-ME-1702 (Zn)	112
Figure 11.8	Coarse blank control chart (Ag)	118
Figure 11.9	Coarse blank control chart (Pb)	118
Figure 11.10	Coarse blank control chart (Zn)	118
Figure 11.11	Ying field duplicate RPD and scatter plots of Ag (channel samples)	123
Figure 11.12	Ying field duplicate RPD and scatter plots of Pb (channel samples)	124
Figure 11.13	Ying field duplicate RPD and scatter plots of Zn (channel samples)	124
Figure 11.14	Ying umpire RPD and scatter plots of Ag (UG samples, Site Lab, SGS Umpire Lab)	126
Figure 11.15	Ying umpire RPD and scatter plots of Pb (UG samples, Site Lab, SGS Umpire Lab)	127
Figure 11.16	Ying umpire RPD and scatter plots of Zn (UG samples, Site Lab, SGS Umpire Lab)	127
Figure 13.1	Distribution of silver minerals and silver-bearing minerals	138
Figure 13.2	Locked cycle flotation flow sheet (SGX mineralization)	142
Figure 13.3	Locked cycle gravity separation and flotation flow sheet (HPG mineralization)	144
Figure 14.1	3D view of the SGX mineralization wireframes	151
Figure 14.2	3D view of the HZG mineralization wireframes	152
Figure 14.3	3D view of the HPG mineralization wireframes	152
Figure 14.4	3D view of the TLP mineralization wireframes	153
Figure 14.5	3D view of the LME mineralization wireframes	153
Figure 14.6	3D view of the LMW mineralization wireframes	154
Figure 14.7	3D view of the DCG mineralization wireframes	154
Figure 14.8	SGX mineralized sample length histogram	156
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Figure 14.9	SGX deposit: Vein S19 - Silver histogram and log probability plot - grade capping	157
Figure 14.10	Estimation pass longitudinal projection SGX mine: Vein S19	161
Figure 14.11	Mining depletion longitudinal projection SGX mine: Vein S19	162
Figure 14.12	Mineral Resource classification longitudinal projection SGX mine: Vein S19	163
Figure 14.13	Silver equivalent grade longitudinal projection SGX mine: Vein S19	164
Figure 14.14	Silver equivalent grade longitudinal projection TLP mine: Vein T3	165
Figure 14.15	S19 silver swath plot by easting	167
Figure 14.16	S19 silver swath plot by northing	167
Figure 14.17	S19 silver swath plot by elevation	168
Figure 14.18	S19 lead swath plot by easting	168
Figure 14.19	S19 lead swath plot by northing	169
Figure 14.20	S19 lead swath plot by elevation	169
Figure 14.21	S19 zinc swath plot by easting	170
Figure 14.22	S19 zinc swath plot by northing	170
Figure 14.23	S19 zinc swath plot by elevation	171
Figure 14.24	T3 silver swath plot by easting	171
Figure 14.25	T3 silver swath plot by northing	172
Figure 14.26	T3 silver swath plot by elevation	172
Figure 14.27	T3 lead swath plot by easting	173
Figure 14.28	T3 lead swath plot by northing	173
Figure 14.29	T3 lead swath plot by elevation	174
Figure 14.30	SGX – Vein S19 vertical long section projection Mineral Resource	177
Figure 14.31	HZG - Vein HZ26 vertical long section projection Mineral Resource	177
Figure 14.32	HPG - Vein H17 vertical long section projection Mineral Resource	178
Figure 14.33	TLP – Vein T3 vertical long section projection Mineral Resource	178
Figure 14.34	LME – Vein LM5E vertical long section projection Mineral Resource	179
Figure 14.35	LMW - Vein LM17 vertical long section projection Mineral Resource	179
Figure 14.36	DCG – Vein C4E vertical long section projection Mineral Resource	180
Figure 16.1	Ying mines locations	193
Figure 16.2	Decline ramp at SGX mine	197
Figure 16.3	SGX mine design	198
Figure 16.4	Shrinkage stoping method	199
Figure 16.5	Resue stope at SGX mine	200
Figure 16.6	Resue stoping method	201
Figure 16.7	Room and Pillar mining method	202
Figure 16.8	Ying loco and rail cars	204
Figure 16.9	SGX ventilation system diagrams	211
Figure 17.1	Tonnes milled production trend - FY2019 to FY2022*	228
Figure 17.2	Overall metal recovery to concentrate from FY2019 to FY2022 Q3	230
Figure 17.3	General view photos (Plant 1)	236
Figure 17.4	Flowsheet (Plant 1)	237
Figure 17.5	General view photos (Plant 2)	241
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Figure 17.6	Flowsheet for Plant 2	242
Figure 17.7	Flowsheet for Plant 3	246
Figure 18.1	Zhuangtou TMF 1 (27 July 2022)	254
Figure 18.2	Zhuangtou TMF 1 tailings discharge (27 July 2022)	254
Figure 18.3	Zhuangtou TMF 1 downstream view of starter dam (31 March 2020)	255
Figure 18.4	Shiwagou TMF 2 (27 July 2022)	256
Figure 18.5	Shiwagou TMF 2 upstream views (27 July 2022)	256
Figure 18.6	Shiwagou TMF 2 downstream view of starter dam (31 March 2020)	257
Figure 18.7	A shipping truck driven through Yueliangwan tunnel	264
Figure 18.8	TLP explosives magazine under construction	269

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2	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (Ying 2022 Technical Report or Technical Report) on the Ying silver-lead-zinc property (Property) in Henan Province, China, encompassing the SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines. The seven mines are collectively referred to as the Ying mine or Ying mines in the Technical Report. AMC has previously prepared Technical Reports on the Property in 2020 (filed 14 October 2020, effective date 31 July 2020); 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012). Table 2.1 indicates persons who prepared or contributed to the 2022 Technical Report.

This report has been produced in accordance with the Standards of Disclosure for Mineral Projects as contained in National Instrument 43-101 (NI 43-101) and accompanying policies and documents. NI 43-101 utilizes the definitions and categories of Mineral Resources and Mineral Reserves as set out in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (CIM 2014).

Table 2.1	Persons who prepared or contributed to this Technical Report
Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report[1]
Mr H.A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	13-16 Jul 2016	P.Eng. (BC), P.Eng. (ON), P.Eng. (AB), P.Eng. (NT)	2-6, 15, 16, 21, 22, 24, and parts of 1, 12, 18, 19, 25, 26, and 27
Dr G.K. Vartell	Geology Manager / Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	13-20 Jul 2016	P.Geo. (BC), P.Geol. (AB)	7-10, 23, and parts of 1, 12, 14, 25, 26, and 27
Mr R. Webster	Principal Geologist	AMC Consultants Pty Ltd	Yes	None	MAIG	Parts of 1, 14, 25, 26, and 27
Mr S. Robinson	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo. (BC), MAIG	11, and parts of 1, 12, 14, 25, 26, and 27
Mr R. Chesher	Technical Manager – Business Development / Principal Consultant	AMC Consultants Pty Ltd.	Yes	None	FAusIMM (CP)	13, 17, and parts of 1, 19, 25, 26, and 27
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resource Management Pty Ltd.	Yes	16-19 Feb 2012	MAIG	Parts of 1, 18, 25, and 26
Mr G. Ma	Manager Exploration and Resource	Silvercorp Metals Inc.	No	15 Oct-4 Nov 2021	P.Geo. (ON)	20, and parts of 1, 12, 25, 26, and 27
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Other experts who assisted the Qualified Persons
Expert	Position	Employer	Independent of Silvercorp?	Visited site	Sections of report
Mr D. Liu	Chief Financial Officer	Silvercorp Metals Inc.	No	Since July 2014	General
Mr Y. Liu	Chief Mining Engineer	Silvercorp Metals Inc.	No	Since June 2015	Part of 16
Mr T. Zhang	Senior Metallurgical Engineer	Silvercorp Metals Inc.	No	Since July 2020	Parts of 13 and 17

Note: For Section 14, Mr Webster is responsible for the SGX, HPG, HZG, LMW, and DCG deposits, Mr Robinson is responsible for the TLP deposit, and Dr Vartell is responsible for the LME deposit. Mr Smith is responsible for Section 18, other than for the TMFs discussion, for which Mr Riles takes responsibility. For other sections where QPs are indicated as having part responsibility, that responsibility reflects their individual area of expertise, whether geological, mining, or metallurgical.

The independent authors of the Technical Report acknowledge the numerous contributions from Silvercorp in the preparation of this report and are particularly appreciative of the prompt and willing assistance of Mr G. Ma and Mr D. Liu.

Six of the seven authors of the Technical Report are independent Qualified Persons (QPs). Three of the independent authors have visited the Ying Property. Mr G. Ma, Qualified Person (QP), of Silvercorp, has made numerous site visits since 2018, the most recent of which was 15 October to 4 November 2021. The latest AMC visit, by Mr H.A. Smith and Dr G.K. Vartell, was in July 2016. Earlier QP visits were made in February 2012 and September 2013. During the site visits, all aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, and other surface infrastructure. Plans for a more recent AMC visit have been postponed because of the COVID-19 pandemic, and policies related to China travel. Prior to the release of the Technical Report, there has been a particular focus, throughout the report generation, on regular and detailed communication, inclusive of video conferencing, between AMC and Silvercorp personnel, both at the Ying site and in Canada.

Silvercorp is a Canadian mining company producing silver, lead, and zinc metals in concentrates from mines in China. It is listed on both the TSE and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has effective interests of 77.5% in the SGX, HZG, TLP, LMW, and DCG mines, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area.

The Property is about 240 kilometres (km) west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The nearest small city to the project area is Luoning, about 56 km by paved roads from Silvercorp’s Ying mill site. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LMW / LME projects in late 2007. Annual production has been consistent in recent years, ranging from 602,000 to 651,000 tonnes milled, but with tonnages around the higher end of that range from FY2021 through to the end of Q3 FY2022. The QP notes that the Silvercorp fiscal year (FY) begins in April, thus FY2022 runs from 1 April 2021 to 31 March 2022.

The current Technical Report provides an update to the Mineral Resource and Mineral Reserve estimates, incorporating new drilling and underground channel sample results and updated depletion due to mining. The Mineral Resources and Mineral Reserves are reported with an effective date of 31 December 2021.

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In preparing this report, the QPs relied on various geological maps, reports, and other technical information provided by Silvercorp. The QPs reviewed and analyzed the data received, and drew their own conclusions, augmented by previous direct field observations and knowledge of the Property, and of the results of recent detailed communication with key Silvercorp personnel. Specific documents referenced in this report are listed in Section 27 References.

Much of the geological information in this report was originally written in Chinese. Translations of key technical documents and data into English were provided by Silvercorp. The independent QPs are not Chinese-speaking but have no reason to believe that the translations are not credible and generally reliable but cannot attest to their absolute accuracy.

Unless otherwise stated:

•	All currency amounts and commodity prices are in US dollars (US$). Where RMB are stated an exchange rate of US$1 = 6.50 RMB is assumed.
•	Quantities are in metric (SI) units.
•	Years are Silvercorp fiscal years (1 April to 31 March) unless otherwise stated.
•	Tonnes are dry tonnes unless otherwise stated.

This report includes the tabulation of numerical data, which involves a degree of rounding for the purpose of Mineral Resource and Mineral Reserve reporting. The QPs do not consider any rounding of the numerical data to be material to the reporting results.

A draft of this report was provided to Silvercorp for checking for factual accuracy.

This report is dated 3 November 2022 and has an effective date of 20 September 2022.

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3	Reliance on other experts

The QPs have relied, in respect of legal aspects, upon the work of the Expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant section of the Report.

•	Expert: Mr Wenhui Lian, BaiRun LLP, Luoning County, Henan Province, China, as advised in a letter of 8 April 2022 to Mr Derek Liu, Chief Financial Officer, Silvercorp Metals Inc.
•	Report, opinion, or statement relied upon: information on mineral tenure and status, and title issues.
•	Extent of reliance: full reliance following a review by the QPs.
•	Portion of Technical Report to which disclaimer applies: relevant portion of Section 4.

The QPs have relied, in respect of royalty obligations, Mineral Resources tax, etc., upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant section of the Report.

•	Expert: Mr Derek Liu, Chief Financial Officer, Silvercorp Metals Inc.
•	Report, opinion, or statement relied upon: information on royalty obligations, Mineral Resources tax, etc.
•	Extent of reliance: full reliance following a review by the QPs.
•	Portion of Technical Report to which disclaimer applies: relevant portions of Section 4 and Section 21.
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4	Property description and location
4.1	Property location

The Property is situated in central China in western Henan Province near the town of Luoning (Figure 4.1). The term “Ying District” is used to describe a 100 sq. km rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has three principal centres of operation, within which seven mining projects are located. Ore from all mining projects is hauled to the Mill Complex for processing.

Figure 4.1	Location of Ying Property

4.2	Ownership

Silvercorp, through its wholly owned subsidiary Victor Mining Ltd, is party to a cooperative joint venture agreement dated 12 April 2004 under which it earned a 77.5% interest in Henan Found Mining Co. Ltd (Henan Found), the Chinese company holding (with other assets) the SGX, HZG, TLP, LMW, and DCG projects. In addition, Silvercorp, through its wholly owned subsidiary Victor

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Resources Ltd, is party to a cooperative agreement dated 31 March 2006, under which it initially obtained a 60% interest in Henan Huawei Mining Co. Ltd (Henan Huawei), the beneficiary owner of the project in Haopinggou (the HPG Project) and the project in Longmen (the LME Project). Since that time, Silvercorp’s interest in Henan Huawei has increased to 80%.

4.3	Mining licenses

The information supporting Figure 4.2 and Table 4.1 is contained in a letter provided to Silvercorp by JunHe Law Offices in Beijing and is referenced in Section 3.

The Ying Property is covered by four major contiguous mining licenses, as shown in Figure 4.2.

Figure 4.2	Location of the approved mining licenses in the Ying Property

The mines in the Property are located as follows:

•	The SGX and HZG lead-zinc-silver mines are within the Yuelianggou Mining License in the western part of the block.
•	The HPG lead-zinc-silver-gold mine is within the Haopinggou Mining License in the central western part of the block.
•	The TLP, LME, and LMW lead-silver mines are within the Tieluping-Longmen Mining License in the eastern part of the block.
•	The DCG gold-silver mine is within the Doncaogou Mining License in the north-eastern part of the block.
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The total area of the four mining licenses is 68.59 sq km. Table 4.1 lists their names, license numbers, areas, and expiry dates.

Table 4.1	Mining licenses
Area and license name	Mines	Mining license #	Sq km	ML expiry date
Yuelianggou Lead-zinc-silver Mine	SGX & HZG	C4100002009093210038549	19.8301	Sep 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028
Tieluping-Longmen Silver-lead Mine	TLP, LME, & LMW	C4100002016064210142239	22.7631	26 Feb 2041
Dongcaogou Gold-silver Mine	DCG	C4100002015064210138848	19.772	15 Jun 2025
Total			68.59

The licenses indicate mining being permitted between prescribed elevations as follows:

•	Yuelianggou Mining License – 1,060 metres (m) and 0 m elevations
•	Haopinggou Mining License - 955 m and 365 m elevations
•	Tieluping-Longmen Mining License - 1,250 m and 700 m elevations
•	Doncaogou Mining License - 1,087 m and 605 m elevations

Henan Found has engaged an accredited geological team to prepare the reports needed to apply for extensions of the four mining permits to mine the ores below the current permits’ lower limits.

4.4	Exploration and mining rights and taxes

In 2021, Henan Found was granted four exploration permits covering the area beneath the lower boundaries of the four mining permit areas. These were issued by the Henan Bureau of Natural Resources.

The four exploration licenses are summarized as follows:

Table 4.2 Exploration licenses

Area and license name	Mines	Exploration license #	Sq km	EL expiry date
Yuelianggou Lead-zinc-silver Mine	SGX & HZG	T4100002021033010056162	19.8303	2 Mar 2023
Haopinggou Lead-zinc-silver-gold Mine	HPG	T4100002021033050056218	6.2155	25 Mar 2023
Tieluping-Longmen Silver-lead Mine	TLP, LME, & LMW	T4100002021044050056239	22.7302	6 Apr 2023
Dongcaogou Gold-silver Mine	DCG	T4100002021074050056410	19.1491	8 Jul 2023
Total			67.925

Mining licenses are subject to mining-right usage fees, and applicable Mineral Resource taxes. The renewal of mining licenses and extending of mining depth and boundaries occur in the ordinary course of business as long as Mineral Resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. Safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired or leased surface rights for mining and milling activities by effecting payment of a fee based on the appraised value of the land or negotiation. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

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China has an established Mining Code that defines the mining rights guaranteed by the government of China.

China has a 13% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax, which amounts to approximately 1.6% of sales, and Mineral Resources tax is currently levied at approximately 3% of sales. The normal income tax rate in China is 25%. In 2020, Henan Found was recognized as a High and New Technology Enterprise (HNTE) and its effective income tax rate was reduced to 15% from 2020 to 2022. The recognition of a HNTE is good for three years, and can be renewed, subject to government approval, in the fourth year.

There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (such as for additional processing plant requirements, waste disposal, offices and accommodations). There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Ying property that are known at this time.

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5	Accessibility, climate, local resources, infrastructure, and physiography

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300 m to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns, and small trees. At higher elevations the vegetation is more dense and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Property is about 240 km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145 km south-west of Luoyang (population 1.4 million), which is the nearest major city (see Section 4, Figure 4.1). Zhengzhou, the largest industrial city in the region, offers full-service facilities and daily air flights to Beijing, the capital of China, as well as to Shanghai and Hong Kong. The nearest small city to the Property is Luoning (population >80,000), about 56 km by paved roads from the Ying mill site, which is located to the north of the mining license areas. The mill site is about 15 km by paved road from the Guxian Reservoir (Figure 5.1). The SGX camp is accessed via a 10-minute ferry ride across the Reservoir.

Figure 5.1	Ying mine and mill locations

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Note that the area in Figure 5.1 with the geology drape roughly corresponds to the outline of the mining licenses. To increase haulage efficiency and facilitate environment-friendly operations, Silvercorp has driven haulage tunnels to connect the SGX and HPG mines, and from HPG to a road-access point closer to the mill sites. The SGX, HZG, HPG, TLP, LME, LMW, and DCG mines all have road access. Currently all ore is hauled to the mill using trucks.

The area has a continental, sub-tropical climate with four distinct seasons. Temperatures have a typical annual range of -10°Celsius (C) to 38°C and an annual average of 15°C, with local changes dependent on elevation. The annual precipitation averages 900 millimetres (mm), occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The mines and associated facilities operate year-round.

Silvercorp has sufficient surface rights to operate the Ying mines and mills. There are major power grids adjacent to the Property, including a power line extending to the SGX Area. Adjacent to the Property is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps. See Section 18 for further discussion of project infrastructure.

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6	History
6.1	Introduction

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports (see Section 27 References).

6.2	Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003.

6.3	Ownership and production

Silvercorp acquired an interest in the SGX mine project in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP, LM (LME and LMW), and DCG projects, all of which were previously held and operated by private Chinese companies.

The underground mine at HPG was initially constructed in April 1995, with a mining license issued in June 1996 to Huatai #1 company. The mine was shut down during 1997 and 1998, and in 2001, new mining licenses were issued by the Henan Bureau of Land and Resources to Huatai #2 company (changing names on a mine license in China is difficult so the same name is used even though they are different companies). In 2004, Huatai #3 company acquired the mine, which reportedly produced 70,000 tonnes per annum (tpa) of ore from four principal underground levels. Ore was shipped to the Guxian Ore Processing Plant, owned by Huatai. In 2006, Silvercorp reached an agreement with Huatai, which included both the mine and the plant.

In 1998, a mining permit was issued for the TLP area to Tieluping Silver and Lead Mine of Luoning County. The mine produced 450 tonnes per day (tpd) of ore using shrinkage stoping methods. Ore was shipped to five small mills; lead concentrates were produced by conventional flotation methods. The government closed the mine in December 2006 due to health, safety, and environment concerns. The operation is thought to have produced about 1.55 million tonnes of ore, although actual production and grades are unknown. Silvercorp acquired the TLP project from the owners in late 2007.

In 2002, a mining permit was issued for the LM area to Luoning Xinda Mineral Products Trade Co. Ltd. (Xinda), which allowed Xinda to mine 30,000 tonnes of silver-lead ore using shrinkage stoping methods. Ore was mined mainly from the 990 m to 838 m levels and shipped to a local custom mill for processing by conventional flotation. Reported production for the operation was 120,206 tonnes of ore averaging 257.06 grams per tonne (g/t) Ag and 7.04% Pb. Silvercorp acquired the LM project from the owners in late 2007.

The two exploration permits, original Dongcaogou Gold-Silver Deposit and the adjacent Ximiao-Leileishi Gold Deposit to the west, were acquired by Silvercorp in August 2006 and June 2007, respectively. In February 2013, the Department of Land and Resources of Henan Province approved the delimitation of the mining area of Dongcaogou Gold and Silver Mine (DCG), which combined together the original Dongcaogou Gold-Silver Deposit and Ximiao-Leileishi Gold Deposit. On 15 June 2015, the Department of Land and Resources of Henan Province issued the DCG mining license with the validity period from 15 June 2015 to 15 June 2025.

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6.4	Historical Mineral Resource and Mineral Reserve estimates

Silvercorp acquired its interests in the Ying Property between 2004 and 2007. Any Mineral Resource or Mineral Reserve estimates that pre-date Silvercorp’s involvement are not considered by the QPs to be information that is material to the Technical Report.

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7	Geological setting and mineralization
7.1	Regional geology

The Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Figure 7.1 shows the regional geology and location of the Property.

Figure 7.1	Geology of Western Henan Province and location of Ying Property

Ying District
Xiaoqinling Gold Belt
Yellow River
Zhengzhou
Luoyang
Luo-He River
Luoning
Lushi
Ruyang
Qinling Orogenic Belt
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
People's Republic of China
Beijing
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
GEOLOGY AND LOCATION MAP OF WESTERN HENAN
Updated by Cui
September 2020

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The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those on the Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either north-west or north-east. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation, and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt. At least three important north-northeast trending mineralized fault zones are identified in the Ying Property:

1	Heigou-Luan-Weimosi deep-seated fault zone
2	Waxuezi-Qiaoduan fault zone
3	Zhuyangguan-Xiaguan fault zone
7.2	Property geology

The Archean basement that underlies the Property consists primarily of highly metamorphosed mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units as shown in Figure 7.2. The lowest part of the basement sequence is a 1 km thick mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30° to 60° south-east. This sequence is overlain by a much thicker sequence of thin-bedded quartz-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the north-east and south-west. The basement gneisses are commonly tightly-folded with boudins abundant near the mafic gneiss-feldspathic gneiss contact. Small granite porphyry stocks of Proterozoic to Paleozoic age locally intrude the gneisses.

All of these lithologies are extensively cut by high-angle, mostly west-dipping conjugate faults. These faults trend generally north-east, varying from mostly north to north-northeast on the west side of the district, to north-east with occasional north and rare north-west on the east side of the district. The faults are commonly near-vertical, with steep dips in either direction, and they are occasionally filled with swarms of younger andesitic to basaltic diabase dikes. Repeated movement on the faults has offered the openings which host all of the district’s important silver-lead-zinc veins.

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Figure 7.2	Ying mining licenses and mineralization vein systems

7.3	Mineralization

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 356 discrete vein structures, and many other smaller veins have been found but not as yet well explored. Beside HPG, which contains around 1.5 g/t Au in the ore veins, ten of the 356 veins contain high levels of gold and various levels of silver and base metals. These include S16W_Au, S18E, and S74 at SGX, LM4E2 at LME, LM22, LM26, LM50 and LM51 at LMW, and C9 and C76 at DCG.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The silver-lead-zinc-rich quartz-carbonate vein systems consist of narrow, tabular, or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, these shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths of 0.4 m to 3.0 m. The vertical dimension of the SGX

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shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al. 2008, Broili et al. 2010).

7.3.1	SGX area

Currently defined Ag-Pb-Zn mineralization in the SGX area occurs within 82 veins which occur in eight major and two minor vein systems. Three of the 82 veins contain high gold values. The five largest veins, S19, S8, S2, S7-1, and S71, based on Measured and Indicated Mineral Resources expressed as silver equivalent metal, account for 33% of this mineralization. Figure 7.3 shows the both the exploration and development tunnels (tunnels) and veins in the SGX area. Figure 7.4 shows a cross section of SGX. Table 7.1 shows the attributes of the ten biggest veins.

The SGX veins have been extensively mapped and sampled at various levels in the underground workings and by drilling. Results show that approximately 30% of the material filling the veins is strongly mineralized with massive, semi-massive, veinlet, and disseminated galena and sphalerite over narrow widths ranging from 0.3 m to 5 m or more with a weighted average true width of 0.77 m. Other than galena and sphalerite, the most common metallic minerals are small amounts of pyrite, chalcopyrite, hematite, and very small amounts of wire silver, silver-bearing sulfosalts (mainly pyrargyrite), silver-bearing tetrahedrite (known as freibergite), and possibly acanthite (silver sulphide). The metallic minerals are confined to the veins where they occur as massive accumulations or disseminations. The galena mineralization often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions. Sphalerite, in its dark-coloured, iron-rich variety often known as “blackjack”, occurs with the galena as coarse bands or aggregates. Alternating bands of galena, sphalerite, pyrite, and quartz are common near the vein margins.

A detailed study on assay results of drill core and tunneling samples from major vein structures in 2012 revealed the existence of wide alteration and mineralization zones with lower but economic grades of silver adjacent to some high-grade silver-lead-zinc vein structures, such as S7-1, S16W, S16E, S6, and S2. These lower-grade zones have mostly been neglected in sampling programs before 2012 because of a lack of visible sulphides. An improved understanding of the geology, alteration, and mineralization of major vein structures has indicated that contacts between mineralization and wall rocks can no longer based solely on visual geological mapping, but also requires consideration of sampling results because of the silver content in adjoining alteration zones. As a result, average widths of defined mineralized zones have been substantially increased.

Several shoots in some of the SGX veins are unusually rich in silver relative to lead, containing from 131 to 343 grams (g) silver for each percent lead. This is a much greater amount of silver to lead than most other SGX veins. The silver in these shoots is thought to be carried mostly as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-coloured metallic mineral that could easily be hidden within metallic granular masses of galena. Freibergite is also a copper-bearing mineral, and these shoots contain up to several percent of potentially valuable copper, because of the presence of Freibergite. There are three gold veins at SGX, which have been modeled for the first time this year. These are Veins S16W_Au, S18E, and S74. At present, copper is not recovered from the SGX veins.

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The three gold rich veins are similar to the other veins at SGX. Veins S18E and S74 strike north-east and S16W_Au strike north-south. They are all steeply dipping with dip angles range between 65 - 80°, with dip direction of 315 - 335° for S18E and S74, and 85 - 110° for S16_Au. Gold in these veins is dominated by electrum and kustelite in medium to fine grains in the fractures of sulphides, at the boundaries between sulphides and gangue minerals, or enclosed by sulphides. The typical grade of gold is around 0.5 g/t, with the highest gold assay in the modelled gold veins being 71 g/t gold.

Gangue in the vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate gangue mineral is dominantly ankerite, whereas siderite is the most common carbonate gangue mineral in many other mesothermal silver-lead-zinc districts.

Wall rock alteration is commonly marked as a myriad of quartz veinlets which are accompanied by sericite, chlorite, silicification, and ankerite on fractures. Some retrograde alteration is present as epidote along fractures. Underground drilling suggests that many of the vein systems appear to either persist or strengthen at depth. Additionally, Broili et al. (2006) notes that many of the veins exposed in underground workings are often significantly richer in Ag-Pb-Zn than the same veins exposed at the surface.

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Figure 7.3	Tunnels and veins in the SGX area

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Figure 7.4	Cross section on Line 2, SGX

Cross Section on Exploration Line 2

115°
LEGEND
Crosscut
Drill hole
Planned Drill hole
Mineralized vein
Ag(g/t) Pb(%) Zn(%)
Thickness
Ying Ag-Pb-Zn Project
Ying Mining District
Henan China
Cross Section
on Exploration Line 2

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Table 7.1 presents a summary of the characteristics of the major mineralized veins in the SGX area.

Table 7.1	Dimensions and orientations of mineralized veins in the SGX area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dip direction (°)	Dip angle (°)	Average true thickness / range (m)
S19	1,800	900	750 – (-150)	300-325	70-85	0.93 (0.30-7.29)
S8	3,590	950	850 – (-100)	295-320	75-82	0.49 (1.00-5.10)
S2	1,300	900	700 – (-200)	275-320	55-85	0.46 (0.30-8.68)
S7-1	1,900	1,005	845 – (-160)	295-310	67-85	1.15 (0.30-14.62)
S7	2,200	885	825 – (-60)	114-125	85-88	1.03 (0.30-7.36)
S6	1,000	900	700 – (-200)	280-305	50-80	1.07 (0.30-4.05)
S14	1,700	950	750 – (-200)	285-305	60-80	0.63 (0.50-6.13)
S2W2	900	650	600 – (-50)	270-340	50-80	0.87 (0.10-5.96)
S21	1,600	800	800 – 0	295-310	70-80	0.73 (0.30-9.30)
S16W1	1,500	820	720 – (-100)	80-120	60-75	0.30 (0.40-1.50)
7.3.2	HZG area

The HZG mine area, south of the SGX area, has 23 Ag-Pb-Zn veins in which mineralization has been defined to date. Underground and surface sampling and drilling indicates that 14% to 23% of the vein-filling material in these veins is strongly mineralized over a true weighted average width of 0.55 m (ranging from 0.30 m to 2.64 m). The veins contain distinctly more copper but lower zinc than the district’s many other veins. For example, one of the largest HZG veins defined to date, HZ20, contains an average of 0.688% copper, which occurs mostly in chalcopyrite and tetrahedrite. The tetrahedrite commonly forms massive lenses, probably filling tension gashes that are distributed in relay-like fashion near the vein margins and in ladder-like fashion near the centre of the veins. The chalcopyrite occurs as disseminated crystals in the gangue and in the tetrahedrite. Other sulphides include galena (up to several percent locally) and pyrite.

The contact of the HZG veins with the wall-rock is sharply marked by shearing and gouge. The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite, a chrome-bearing muscovite alteration product that is especially abundant near the HZG vein margins. Fuchsite apparently occurs nowhere else in the Ying Property, although it is a common alteration product in many greenstone-related mesothermal gold districts throughout the world.

The HZG veins mostly trend northeast-southwest, bending north-northeast–south-southwest toward the western margin, although there are a few vein systems that trend approximately north-south as shown on Figure 7.5. Table 7.2 describes the attributes of the ten biggest veins. The five largest veins, HZ26, HZ20, HZ22, HZ22E, and HZ20E, based on Measured and Indicated Mineral Resources expressed as silver equivalent metal, account for 62% of this mineralization.

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Figure 7.5	Tunnels and veins in the HZG area

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Table 7.2 presents a summary of dimensions and occurrences of major mineralized veins in the HZG area.

Table 7.2	Dimensions and orientations of major mineralized veins in the HZG area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
HZ26	1,100	664	211-869	290-330/110-139	70-90	0.65 (0.30-1.95)
HZ20	1,360	606	337-908	60-115	45-80	0.89 (0.30-2.64)
HZ22	960	714	334-1,047	290-330	65-90	0.85 (0.30-2.00)
HZ22E	880	664	218-879	290-330	65-90	0.77 (0.30-2.5)
HZ20E	1,406	570	396-897	60-135	45-80	0.77 (0.30-1.93)
HZ23	990	750	233-981	290-320/110-135	70-90	0.83 (0.30-1.19)
HZ10	623	306	474-782	68-145/210-340	41-85	0.46 (0.30-2.07)
HZ22W	930	345	508-840	290-320	65-90	0.66 (0.30-1.74)
HZ5	460	499	426-900	90-175/230-355	35-90	0.49 (0.13-1.91)
HZ12	709	334	495-836	300-312	75-85	0.46 (0.10-1.85)
7.3.3	HPG area

The HPG mine area is located in the central part of the district, immediately north-east of the SGX mine. Figure 7.6 shows the tunnels and veins in the HPG area. Table 7.3 describes the attributes of the ten biggest veins. Mineralization is currently defined in 47 veins. The five largest veins, H17, H15, H16, H15W, and H15_1 based on Measured and Indicated Mineral Resources expressed as silver equivalent metal, account for 49% of the mineralization. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.30 m to 5.76 m in width, averaging 0.77 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite (lead carbonate), malachite (copper carbonate), and limonite (hydrous iron oxide). Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite, and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, native gold, bornite, and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite.

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Figure 7.6	Tunnels and veins in the HPG area

Table 7.3 summarizes features of major veins in the HPG area.

Table 7.3	Dimensions and orientations of major mineralized veins in the HPG area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
H17	2,800	1,238	960 - (-233)	320-330	64-85	1.06 (0.30-4.00)
H15	2,200	1,160	920 - (-200)	280-340	60-90	0.60 (0.30-5.76)
H16	1,000	722	905 - 200	320-350	70-85	0.94 (0.30-4.58)
H15W	1700	808	760 - (-50)	310-330	65-85	0.45 (0.30-2.54)
H15_1	1,800	914	800 - (-100)	310-330	75-85	0.78 (0.30-2.13)
H5	1,600	343	640 - 300	320-340	75-90	0.80 (0.30-2.87)
H17_1	2,000	900	830 - (-70)	310-330	70-85	0.77 (0.21-1.96)
H12	810	500	670 - 270	130-150	80-90	0.79 (0.30-2.00)
H18	1,600	1,080	830 - (-200)	290-330	65-80	0.84 (0.30-2.80)
H13	980	870	770 – (-100)	330-350	70-80	0.65 (0.30-1.90)
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7.3.4	TLP and LM area

As the mineralization style is similar at the TLP, LME, and LMW mines, they are discussed together here. There are 76 known veins at TLP and 88 at LMW and 30 at LME. Figure 7.7 shows the distribution of veins in the TLP and LM area. Table 7.4 to Table 7.6 describe the attributes of the ten biggest veins for each mine. TLP contains no gold-rich veins. LME has one gold-rich vein, LM4E2. LMW has four gold-rich veins, LM22, LM26, LM50, and LM51.

The five largest veins at TLP, T3, T11, T2, T16, and T3E, account for 32% of the mineralization defined to date at that mine. At LMW the five largest veins, LM17, LM7, LM50, LM41E, and LM19W2, account for 27% of the mineralization defined to date in that mine. At LME the five largest veins, LM5E, LM5, LM6, LM4E2, and LM5E1, account for 63% of the mineralization defined to date in that mine. The five largest veins for all three mines are based on Measured and Indicated Mineral Resources expressed as silver equivalent metal.

Figure 7.7	Distribution of mineralized veins in the TLP-LM area

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Extensive underground sampling at various levels along or across the main veins indicates that a significant amount of the vein-filling material is strongly mineralized with massive, semi-massive and disseminated galena as well as minor amount of chalcopyrite and sphalerite over widths of 0.3 m to 10 m or more. Other metallic minerals present in much smaller amounts include pyrite, hematite, and very sparse amounts of acanthite.

The veins at TLP mostly dip westward while those at LM dip steeply both east and west. Previous mining and stoping along the Vein T1 and Vein T2 structures at TLP indicate that the mineralization plunges shallowly to the north within structural zones extending hundreds of metres to a thousand metres or more along strike. The main mineralization occurs as massive accumulations or disseminations in the veins. The galena often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions.

Most of the silver in the TLP-LM veins is present as microscopic inclusions in the galena. It appears that Ag:Pb ratios are distinctly different between veins of the northern TLP area (North Zone) and the southern TLP and LM area (South Zone). Based upon 15 verification samples collected for a previous Technical Report (Broili et al. 2008), veins in the South Zone appear to have much higher zinc contents and higher Ag:Pb ratios (90 to 130 g silver for each percent lead) than veins from the North Zone (5 to 15 g silver for each percent lead), as well as proportionally less gold. It is thought this difference is the result of zonation or reflects differences in the level of exposure.

Gangue in the TLP–LM vein systems is mostly fine-grained silica with zones of quartz-carbonate minerals and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite, in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite, and limonite. Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation.

Wall rock alteration consists of numerous quartz veinlets accompanied by sericite, chlorite, silicification, and ankerite on fractures. The vein systems appear to have better continuity and increasing mineralization at depth, and many veins exposed in the underground workings are often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or more likely becomes richer at depth due to primary mineral zoning (Broili et. al. 2006).

In 2020 and 2021, some gold veins were discovered at LMW including LM22, LM26, LM50, and LM51 These vein structures are characterized by higher gold grades and gentle dip angles between 10 and 30.

LM50 dips south-west at dip angles between 10 and 30°. The thickness ranges between 0.30 - 1.9 m (average thickness 0.69 m) and has been defined over 1,000 m along strike and over 600 m down-dip. The gold mineralization is associated with k-feldspar-ankerite-quartz-pyrite-galena veinlets and stockwork alteration hosted in gneiss. The mineralization is dominated by gold with low grades of silver and lead.

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LM22 and LM26 are coarse-grained quartz-ankerite veins with banded and disseminated pyrrhotite, pyrite and minor chalcopyrite and galena. They dip north-west with dip angles between 15 and 35°, and have been defined around 400 m along strike and over 600 m down-dip with average thickness of 0.65 m. The grade distributions within the veins are variable. Both veins have a spatially coincident smaller high-grade gold and copper core. The high-grade core has gold assays ranging from 0.5 g/t to 100 g/t gold and copper assays ranging from 0.25 to > 10% copper. Silver values in both veins average 18 g/t Ag with only 3% of the assays being over 100 g/t silver and the highest silver value being 2,289 g/t. Veins contain sporadic values of lead and zinc.

The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.

Dimensions and occurrences of major mineralized veins from the TLP and LM area are summarized in Table 7.4, Table 7.5, and Table 7.6.

Table 7.4	Dimensions and orientations of major mineralized veins in the TLP area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
T3	2,429	1,261	1,205-0	290-325	46-82	1.16 (1.25-2.25)
T11	810	535	939-400	298-316	61-73	0.75 (0.60-1.15)
T2	2,000	775	1,185-270	300-327	50-80	0.88 (0.75-2.05)
T16	1,200	350	1,040-480	285-315	65-75	0.85 (0.70-1.35)
T3E	1,530	910	1,100-150	296-320	60-80	0.95 (0.80-1.85)
T1	2,100	725	1,185-440	285-310	60-80	0.72 (0.55-1.45)
T15W	877	270	846-600	280-305	70-88	0.72 (0.60-1.45)
T1W1	885	630	1,130-500	290-320	55-70	0.85 (0.60-1.55)
T14E	985	290	960-600	80-99	65-81	0.87 (0.70-1.65)
T17	1,540	780	1,000-250	70-135	65-85	0.55 (0.40-1.10)
Table 7.5	Dimensions and orientations of major mineralized veins in the LMW area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
LM17	764	621	1,059-483	290-345	65-80	0.70 (0.30-3.15)
LM7	1,540	1,141	1,104-297	290-315	40-49	6.72 (0.30-16.72)
LM50	1,040	637	857-708	160-210	10-30	0.69 (0.10-1.92)
LM41E	221	502	1,000-446	250-280	58-89	0.49 (0.10-1.89)
LM19W2	895	644	953-331	220-275	53-89	0.67 (0.19-1.93)
W1	219	378	1,145-684	270-310	55-88	0.63 (0.10-1.66)
LM12	867	831	1,092-311	290-342	54-74	0.68 (0.30-4.98)
LM12_1	1,078	1,084	1,040-210	310-330	60-86	0.56 (0.03-2.34)
LM14	1,476	783	1,060-283	232-262	68-87	0.52 (0.30-3.23)
LM12_2	688	882	1,098-241	305-320	55-88	0.61 (0.02-4.10)
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Table 7.6	Dimensions and orientations of major mineralized veins in the LME area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
LM5E	1,400	770	870-100	305-325	65-85	1.09 (0.30-4.49)
LM5	1,800	870	970-100	310-330	56-84	0.91 (0.54-6.93)
LM6	1,300	720	960-240	305-325	60-80	0.58 (0.30-1.48)
LM4E2	450	300	650-350	310-330	10-40	0.74 (0.31-2.30)
LM5E1	800	140	570-430	290-315	60-80	1.17 (0.61-7.49)
LM4	800	620	970-350	310-320	65-75	0.47 (0.37-1.20)
LM3_1	800	510	960-450	305-320	60-70	1.14 (0.30-3.36)
LM5W	1,000	660	960-300	305-325	55-70	0.56 (0.30-1.43)
LM18E2	140	150	1,010-880	295-330	45-75	0.88 (0.40-3.19)
LM18	800	330	1,013-600	295-330	60-75	0.30 (0.40-1.66)
7.3.5	DCG area

The DCG project area is located in the north-east part of the district, immediately north of the TLP mine (Figure 7.8). Mineralization is currently defined in ten veins. The largest two veins, C76 and C9 based on Measured and Indicated Mineral Resources expressed as silver equivalent metal, account for 80% of the Mineral Resources defined to date at DCG. Sampling in workings along vein structures indicates that from 18% to 35% or more of the vein material is mineralized, ranging from 0.30 m to 6.99 m in width, averaging 0.67 m (Table 7.7). C76 and C9 are the gold-rich veins at DCG. Vein C9 has a different orientation from the other veins in that it extends north-northwest with dip direction around 70-90°, while the other veins extend north-east.

The veins occur in relatively permeable north-east striking fault-fissure zones and are oxidized from the surface to depths of about 50 m. Weak Ag-Pb mineralization at surface was exposed by trenches at around 200 m interval. The grade improves with depth.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite and pyrite and minor argentite. The minerals occur in narrow massive bands, veinlets, or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite. The dominant mineralization is Ag-Pb. The typical Ag grade ranges between 20 and 285 g/t, although Ag grade as high as 2,000 g/t are encountered. There are two, newly discovered, gold rich veins at DCG, Veins C9 and C76. Vein C9 is a quartz-carbonate vein with banded and disseminated pyrite and galena. The economic metals are gold and silver with minor lead. Vein C76 is controlled by a fracture and breccia zone, with silicification, carbonate and sericite alteration. Gold is the dominant metal element with minor lead.

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Figure 7.8	Tunnels and veins in the DCG area

Note: Ten veins were assessed for Mineral Resource potential. This figure shows all mapped veins.

Table 7.7 summarizes features of the veins in the DCG area.

Table 7.7	Dimensions and orientations of the mineralized veins in the DCG area
Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
C76	530	200	710-925	280-330	35-55	1.35 (0.55-6.09)
C9	700	250	675-950	70-90	30-55	0.75 (0.35-1.65)
C4E	1,800	621	700-1,000	90-312	70-90	1.25 (0.38-6.99)
C4	2,500	400	600-1,000	305-330	60-85	0.54 (0.30-2.18)
C4Ea	250	100	800-930	332	48	0.83
C8	740	330	700-1,000	310-325	37-65	0.30 (0.30-0.60)
C4E2	60	40	840-890	335	50-55	0.31 (0.30-0.33)
C4E1	1,005	880	350-905	315-331	38-46	0.48 (0.35-0.58)
C8_1	650	255	750-955	300-315	65-75	0.45 (0.30-0.85)
C8_2	450	600	420-865	331-348	68-76	0.40 (0.32-0.55)
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8	Deposit types

The deposit type for the silver-lead-zinc mineralization described in this report is epigenetic vein deposits that have mesothermal characteristics. Mesothermal vein systems typically occur in rocks associated with orogenic belts, in the case of the Ying district, the Qinling orogenic belt. Mineralization is associated with deep-seated shear zones that cut the metamorphic rocks. The veins form in a temperature range of 200 – 300°C, at pressure depths from 600 m to 5,000 m. The veins occur in sets with the major veins in the system tending to be continuous for over 1,000 m in lateral and vertical sense.

A small number of gold-bearing veins were discovered in the last two years. They are gently dipping, which is a different orientation from the steeply to moderately dipping silver-lead-zinc veins. The gold-rich veins may be formed a little earlier than the silver-lead-zinc veins, but are likely part of the same mesothermal vein system. They are also hosted in the same metamorphic rocks.

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9	Exploration
9.1	Introduction

From 1 January 2020 to 31 December 2021 (2020 - 2021), Silvercorp conducted extensive exploration programs on the Property that consisted exclusively of underground exploration-development activities including extensive sampling at all mines. The past exploration activities, of geological mapping (1:50,000), stream sediments geochemical mapping (1:50,000), aerial magnetic geophysical survey, and trenching, have been detailed in previous technical reports prepared for Ying Property projects (Broili et al., 2006; Xu et al., 2006; Broili and Klohn, 2007; Broili et al., 2008; Broili et al. 2010; Klohn et al. 2011).

Other than drilling, the projects have been explored primarily by underground development (termed tunneling) and sampling. The workings follow the vein structures along strike, on levels spaced approximately 40 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization, but also due to the relatively inexpensive development costs.

Channel samples are collected across the mineralized structures in the back of drift tunnels and the walls of crosscut tunnels at 5 m intervals, with the spacing of channel samples increasing to 15 or 25 m in the non-mineralized sections of the vein structures. Individual channels can consist of multiple chip samples, cut across and bracketing the mineralization and including associated wall rocks across the tunnel. Assay results of samples are documented on underground level plans and longitudinal sections. Details of the procedures and parameters relating to the underground channel sampling and discussion of the sample quality are given in Section 11.

9.2	Tunneling progress

Underground exploration tunneling, along with the drilling programs discussed in Section 10, were conducted during 2020 - 2021 to upgrade the Indicated and Inferred Mineral Resources. These programs were designed to test the down-dip and along strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 93,740 m of tunneling, including 58,063 m of drifting along mineralized structures, and 22,010 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m intervals vertically to delineate higher-category Mineral Resources. A total of 45,197 channel / chip samples was collected from the seven mine areas. Note that this number of channel / chip samples is slightly different than those discussed in Section 11. The reasons for these differences are discussed in Section 12. The numbers below come from the individual mine databases.

Statistics for the tunneling and sampling exploration work completed at each project area are summarized in Table 9.1.

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Table 9.1	Tunneling and sampling completed in 2020 - 2021
Area	Tunneling	Total metres	Channel samples (pcs)
SGX	Drifting	15,378	10,734
	Crosscut	4,125
	Raise & others	6,853
	Subtotal	26,356
HZG	Drifting	5,596	4,767
	Crosscut	1,514
	Raise & others	901
	Subtotal	8,011
HPG	Drifting	4,565	4,106
	Crosscut	2,096
	Raise & others	564
	Subtotal	7,224
TLP	Drifting	19,566	13,676
	Crosscut	8,374
	Raise & others	2,520
	Subtotal	30,460
LME	Drifting	3,759	3,940
	Crosscut	2,140
	Raise & others	146
	Subtotal	6,045
LMW	Drifting	6,501	5,779
	Crosscut	3,141
	Raise & others	452
	Subtotal	10,094
DCG	Drifting	2,699	2,195
	Crosscut	621
	Raise & others	2,231
	Subtotal	5,551
Total		93,740	45,197

Notes: pcs=pieces. Numbers may not compute exactly due to rounding.

On average, 34.12% of the exploration drift tunneling was mineralized (mineralization rate). As an example, Table 9.2 summarizes mineralization structures exposed in drift tunnels developed in 2020 - 2021.

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Table 9.2	Mineralization exposed by drift tunneling in 2020 - 2021
Mine area	Completed meterage (m)	Mineralization exposed (m)	Mineralization rate (%)	Mineralization width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
SGX	15,378	5,340	34.72	0.62	394	5.82	3.04	0.16
HZG	5,596	1,737	31.04	0.57	447	1.50	0.42	-
HPG	4,565	1,253	27.44	0.81	114	2.74	1.89	1.20
TLP	19,566	7,835	40.04	0.61	281	2.97	0.49	-
LME	3,759	1190	31.66	0.72	353	1.72	0.42	-
LMW	6,501	1744.7	26.84	0.71	439	3.29	0.38	2.09
DCG	2,699	710	26.31	0.58	127	2.05	0.40	2.61
Total / average	58,064	19,809	34.12	0.64	328	3.52	1.24	-

The results of the 2020 - 2021 underground tunneling program demonstrate good down-dip and along strike consistency in relation to existing production veins and resulted in the discovery of numerous subzones and splays beside major vein structures in the Property. A new discovery of high-grade zones in the north-east extension of the Vein T16W group at depth in the TLP mine has resulted in the remodeling of some major structures. The new discovery of high-grade zones in LM41E and W1 also has important implications for the future exploration of north-east-trending mineralized vein structures at the TLP, LME, and LMW mines. In addition, new discoveries of higher-gold grade vein structures led to the mining of and processing of gold ores from LMW and DCG.

The following sections summarize the results of the 2020 - 2021 exploration tunneling programs by mine. Note the tables show select veins and do not represent the whole mine area. For average grades of the sampled material for the individual mines see Table 9.2. The breakdown of what is termed underground tunneling includes drifting, crosscuts, and raises. The component by area is shown in Table 9.1.

9.3	SGX

A total of 26,356 m of underground tunneling was completed along and across major production vein structures S1W2, S1W5, S2, S2W, S2W2, S6, S6E, S6E1, S7, S7_1, S7_2, S8E, S14, S14_1, S14W, S16E, S16W1, S18E, S19, S19E, S31, S32, S33, S37, S39, and S39a between the 6,400 m and the 65 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through eight access tunnels, CM101, CM102, CM103, CM105, PD16, PD690, PD700, and the ramp, to upgrade and expand drill-defined Mineral Resource blocks. A total of 10,734 chip samples were collected during the 2020 - 2021 program. High grade mineralized zones have been exposed in tunnels on most levels at the SGX mine. Underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.3. Figure 9.1 gives an example of the channel sample density and location of drifts on one of the main veins at SGX.

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Table 9.3	Selected mineralization zones defined by the 2020 - 2021 tunneling in SGX area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
CM101-S16E-450-60NYM	S16E	450	85	0.48	0.00	684	8.78	0.83
CM101-S19-110-6ASYM	S19	110	30	0.91	0.00	241	5.56	1.07
CM101-S32-640-75SYM	S32	640	65	0.71	0.03	659	2.26	3.95
CM101-S7_1-160-2ASYM	S7_1	160	60	1.08	0.00	297	5.88	12.58
CM101-S7_2-110-2ASYM	S7_2	110	65	0.53	0.00	259	7.53	0.61
CM102-S16W1-545-53_QGX	S16W1	545	60	0.49	0.00	210	5.35	6.28
CM102-S19-534-4_QGX	S19	534	35	1.00	0.00	157	4.88	5.76
CM102-S32-440-65SYM	S32	440	60	0.74	0.00	446	7.10	0.83
CM105-S21-490-16NYM	S21	490	58	0.68	0.00	230	5.47	1.14
CM105-S2SJ-S1W2-220-12ANYM	S1W2	220	80	0.46	0.03	648	7.43	3.63
CM105-S2SJ-S1W5-180-12ASYM	S1W5	180	30	0.67	0.00	1,049	3.09	4.26
CM105-S2SJ-S1W5-220-12ANYM	S1W5	220	80	1.05	0.01	746	3.02	6.94
CM105-S2SJ-S1W5-260-12ASYM	S39	260	90	0.39	0.00	504	8.60	7.63
CM105-S2SJ-S2-100-12ANYM	S2	100	70	0.75	0.09	613	6.48	1.74
CM105-S2SJ-S2-140-16YM_QGX	S2	140	55	0.82	0.00	1,271	10.54	1.19
CM105-S2SJ-S2W-100-12ANYM	S2W	100	105	0.65	0.01	292	3.68	1.69
CM105-S2SJ-S2W-100-12ASYM	S2W	100	120	0.45	0.00	391	5.41	3.52
CM105-S2SJ-S2W-140-12ASYM	S2W	140	115	0.91	0.00	867	4.61	3.19
CM105-S2SJ-S2W2-100-12ANYM	S2W2	100	95	0.88	0.02	429	6.25	3.15
CM105-S2SJ-S2W2-100-12ASYM	S2W2	100	100	1.15	0.02	509	11.32	0.73
CM105-S2SJ-S2W-260-S2_QGX	S2W	260	35	0.82	0.00	488	8.96	2.26
CM105-S2SJ-S39-260-12SYM	S39a	260	32	0.30	0.00	282	5.50	2.16
CM105-S33-400-10SYM	S33	400	40	0.65	0.00	343	2.94	4.35
CM105-S7-350-14_MWTJ_QGX	S7	360	45	0.48	0.00	303	6.17	0.59
PD16-S14_1-260-8SYM	S14_1	260	45	0.56	0.00	315	6.76	2.05
PD16-S14-110-4ASYM	S14	110	75	0.25	0.00	239	2.75	6.35
PD16-S14-110-8_NQGX	S14	140	45	0.67	0.00	538	11.95	1.87
PD16-S14-110-8_SQGX	S14	140	30	0.75	0.00	474	11.17	2.37
PD16-S14-210-2AYM_QGX	S14	240	50	0.45	0.00	1,517	12.50	1.76
PD16-S14W-110-8NYM	S14W	110	40	0.36	0.21	519	2.17	0.71
PD16-S2-160-4ANYM	S2	160	70	1.01	0.00	230	6.89	1.79
PD16-S2-210-4ANYM	S2	210	30	0.73	0.00	431	6.81	5.24
PD16-S31-160-4ASYM	S31	160	50	0.65	0.00	869	3.88	5.30
PD16-S6-110-4ANYM	S6	110	130	0.96	0.02	611	9.30	2.16
PD16-S6-110-4ASYM	S6	110	45	0.66	0.00	432	9.45	2.38
PD16-S6-160-4ANYM	S6	160	73	0.59	0.00	263	7.74	1.40
PD16-S6-160-4ASYM	S6	160	105	0.97	0.00	308	5.33	2.73
PD16-S6E1-350-6SYM	S6E1	350	115	0.50	0.00	710	3.97	4.88
PD16-S6E-350-6SYM	S6E	350	75	0.37	0.00	610	4.08	1.96
PD700-S19-400-15SYM	S19	400	40	0.52	0.00	517	7.66	4.78
XPD-S19-160-5AYM_QGX	S19	160	185	1.38	0.00	311	7.67	1.10
XPD-S19-210-9SMWX	S19E	210	35	0.56	0.00	327	4.58	1.97
XPD-S19-300-9MWTJ_QGX	S19	300	50	0.90	0.00	164	7.08	1.64
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Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
XPD-S37W-520-3ASYM	S37W	520	30	1.02	0.00	961	19.71	5.13
XPD-S7-1-300-S3YM_QGX	S7_1	320	122	0.74	0.00	295	8.32	9.31
XPD-S8E-160-13ANYM	S8E	160	81	0.56	0.00	450	6.55	0.35
XPD-S8E-260-15YM_QGX	S8E	260	75	0.95	0.00	657	3.96	0.64
XPD-S8E-260-7ASYM	S8E	260	70	0.59	0.00	360	2.87	2.06
CM105-S18E-400-8ASYM	S18E	400	39	0.45	5.01	94	0.11	0.10
YPD02-S74-565-36ASYM	S74	565	25	0.53	1.92	12	0.87	0.55

Note: Selected results from 1 January 2020 to 31 December 2021.

Figure 9.1	Longitudinal projection of Vein S19, SGX

Source: Silvercorp, 2022.

9.4	HZG

The purpose of the underground tunneling program of 8,011 m was to delineate and upgrade the previous drill-defined Mineral Resource blocks within the major vein structures HZ20, HZ22, and HZ5 between the 550 m and the 810 m elevations. Drift and crosscut tunnels were developed at 40 m to 50 m intervals through three access tunnels PD810, PD780, and PD820 and are connected with raises, declines, and shafts through different levels. A total of 4,767 chip samples were collected during the 2020 / 2021 program. High-grade mineralized zones were exposed in tunnels on different levels along major mineralized vein structures HZ5, HZ10, HZ20, HZ20E, HZ22, HZ23,

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and HZ26. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.4. Figure 9.2 gives an example of the channel sample density and location of drifts on one of the main veins at HZG.

Table 9.4	Selected mineralization zones defined by the 2020 - 2021 tunneling in HZG area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD810-HZ5-740-57SYM	HZ5	740	50	0.42	585	2.04	0.16
PD810-HZ5-700-55ASYM	HZ5	700	30	0.6	405	0.80	0.14
PD820-HZ5-650-53SYM	HZ5	650	30	0.46	442	0.96	0.15
PD820-HZ22E-650-53-SYM	HZ22E	650	140	0.61	705	1.47	0.20
PD820-HZ20-650-119NYM	HZ20	650	15	0.44	1,212	2.21	1.51
PD820-HZ26-600-47SYM	HZ26	600	40	0.74	398	3.99	0.20
PD820-HZ26-600-47ASYM	HZ26	600	15	0.82	530	4.18	0.31
PD810-HZ26-700-S1_Stope_QGX	HZ26	700	33	0.41	601	1.03	0.46
PD810-HZ26-700-43-NYM	HZ26	700	55	0.31	764	1.63	0.22
PD718XPD-S8-710-19NYM	S8	710	60	0.61	135	8.35	0.84
PD718-HZ10-600-29ANYM	HZ10	600	33	0.78	1,544	1.61	0.37
PD718-HZ10-650-29ASYM	HZ10	650	160	0.58	215	4.09	0.40
PD810-HZ23-700-37AN/SYM	HZ23	700	55	0.63	504	1.22	0.28
PD820-HZ26-650-39SYM	HZ26	650	45	0.48	428	0.79	0.22
PD820-MSJ-HZ20-500-141SYM	HZ20E	500	90	0.68	541	0.40	0.46
PD820-HZ23-550-47SYM	HZ23	550	70	0.72	367	1.06	0.20

Note: Selected results from 1 January 2020 to 31 December 2021.

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Figure 9.2	Longitudinal projection of Vein HZ26, HZG

Source: Silvercorp, 2022.

9.5	HPG

Compared with mineralized vein systems in other areas, mineralization in the HPG area is characterized by significant higher gold grade and significantly lower grades for silver.

The purpose of the 7,224 m underground tunneling program was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures H4, H5, H5a, H5E, H5W, H5_1, H5_2, H12_1, H13, H15, H15W, H16, H17, H20W, H40E, and H40_1 between the 150 m and the 640 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through access tunnels PD2, PD3, PD6, PD600, PD630, and ramp. A total of 4,106 chip samples were collected. Significant mineralization zones were exposed in drift tunnels on different levels along the major vein structures. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.5. Figure 9.3 gives an example of the channel sample density and location of drifts on one of the main veins at HPG.

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Table 9.5	Selected mineralization zones defined by the 2020 - 2021 tunneling in HPG area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PD2-H12_1-490-23NYM	H12_1	490	50	0.70	2.40	12	0.36	0.20
PD2-H15-530-12NYM	H15	530	15	0.48	0.13	47	9.26	0.03
PD2-H15-570-10NYM	H15	570	77	1.04	0.53	68	4.63	1.64
PD3-H15W-300-18TJ	H15W	300	20	0.49	0.57	53	4.49	7.20
PD3-H17-150-10NYM	H17	150	30	1.17	9.31	90	1.36	0.55
PD3-H20W-460-27SYM	H20W	460	73	1.06	2.20	136	0.97	1.02
PD3-H40E-460-27SYM	H40E	460	20	0.75	0.55	170	1.40	1.37
PD3-H4-340-12NYM	H4	340	25	0.49	0.02	32	5.64	4.79
PD3-H5_2-460-9SYM	H5_2	460	34	0.76	0.05	247	1.26	3.75
PD3-H5-300-3NYM	H5	300	35	0.75	0.45	435	5.42	7.68
PD3-H5-300-3SYM	H5	300	40	0.71	0.11	72	3.64	3.93
PD3-H5-300-8SYM	H5	300	28	0.81	0.12	55	2.70	3.96
PD3-H5-380-5SYM	H5	380	55	1.10	0.12	290	0.83	2.51
PD3-H5E-300-4SYM	H5E	300	55	0.84	0.37	32	2.74	3.91
PD3-H5W-460-3SYM	H5W	460	30	1.04	2.58	97	1.37	1.77
PD3-H5a-300-7SYM	H5a	300	31	0.72	2.75	67	1.35	0.57
PD3-H5a-340-9SYM	H5a	340	20	0.78	0.11	60	4.36	1.64
PD5-H11-610-17NYM	H11	610	40	0.66	0.04	78	8.43	1.62
PD5-H11-610-17SYM	H11	610	24	0.61	0.10	35	6.80	0.89
PD5-H16-640-13SYM	H16	640	81	0.98	1.53	205	0.96	0.41
PD5-H41-640-15SYM	H41	460	22	0.43	4.45	45	1.88	1.39
PD600-H5_2-510-7NYM	H5_2	510	25	0.54	0.15	42	5.95	0.17
PD600-H5-510-7SYM	H5	510	35	1.37	0.21	245	3.96	2.85
PD600-H5W-560-5SYM	H5W	560	60	0.99	1.31	221	1.39	1.57
W_tunnel-H9-630-13SYM	H9	630	25	0.53	3.76	100	3.93	3.40

Note: Selected results from 1 January 2020 to 31 December 2021.

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Figure 9.3	Longitudinal projection of Vein H17, HPG

Source: Silvercorp, 2022.

9.6	TLP

The purpose of the 30,460 m underground tunneling program was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures T1, T1E1, T1W2, T2, T3, T3E, T5, T5E1, T11, T11E, T14, T14E, T15W, 15W1, T16, T16E, T16E1, T16W, T17, T22a, T22W, T23, T31W, T33, T33E1, T33E3, T39E, and 39E2 between the 510 m and the 1,070 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through seven access tunnels PD730, PD800, PD820, PD840, PD846, PD890, PD930, PD960, PD1050, and ramp PD820XPD. A total of 13,676 chip samples were collected. Mineralized zones were exposed in drift tunnels on different levels along the major vein structures and numerous new mineralized subzones and splays were discovered. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.6. Figure 9.4 gives an example of the channel sample density and location of drifts on one of the main veins at TLP.

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Silvercorp Metals Inc.	722008
Table 9.6	Selected mineralization zones defined by the 2020 - 2021 tunneling in TLP area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD1050-T22a-1050-8NYM	T22a	1,050	40	0.36	326	1.60	0.15
PD1050-T5-1050-6NYM	T5	1,050	90	0.64	177	2.70	0.21
PD1070-T3E-1070-9NYM	T3E	1,070	55	1.23	257	2.44	0.18
PD730-T1W1-560-15NYM	T1W1	560	75	0.41	625	1.28	1.08
PD730-T1W2-610-15SYM	T1W2	610	50	0.77	179	3.59	0.66
PD730-T33E3-510-19SYM	T33E3	510	105	0.60	339	2.64	0.38
PD800-T16-800-23SYM	T16	800	85	0.77	311	1.83	0.62
PD800-T39E2-800-23SYM	T39E2	800	65	0.59	133	3.63	0.84
PD800-T39E-800-19SYM	T39E	800	145	0.55	463	2.31	0.45
PD820-T14-600-1NYM	T14	600	135	0.71	110	4.11	0.40
PD820-T15W1-700-4NYM	T15W1	700	50	0.55	218	5.53	0.31
PD820-T15W1-700-4SYM	T15W1	700	120	0.53	339	5.48	0.35
PD820-T15W-820-12(N)SYM	T15W	820	50	0.48	336	5.55	0.36
PD820-T16W-700-14NYM	T16W	700	70	0.63	1,739	2.85	1.90
PD820-T17E-700-12NYM	T17E	700	65	0.66	380	3.64	0.33
PD820-T17E-820-18SYM	T17E	820	40	0.40	314	2.71	0.42
PD820-T17W-600-1NYM	T17W	600	43	0.41	559	2.23	0.60
PD820-T17W-700-14SYMA	T17W	700	55	1.05	295	3.51	0.47
PD820XPD-T11-550-4SYM	T11	550	65	0.79	301	3.05	0.29
PD820XPD-T11-650-3NYM	T11	650	40	0.86	333	5.66	0.46
PD820XPD-T16-550-4NYM	T16	550	155	0.86	87	4.95	0.63
PD820XPD-T16E-650-17NYM	T16E	650	60	0.31	114	4.23	0.87
PD820XPD-T17W-550-4SYM	T17W	550	90	0.53	252	4.26	0.19
PD820XPD-T39E-650-A10NYM	T39E	650	95	0.62	321	2.91	0.75
PD846-T11E-846-10SYM	T11E	846	105	0.59	462	2.49	0.36
PD846-T15W-846-12SYM	T15W	846	60	0.44	439	2.94	0.50
PD890-T16E-890-2NYM	T16E	890	85	0.59	721	2.62	0.72
PD890-T17-890-1SYM	T17	890	65	0.85	236	1.91	0.60
PD890-T31W-890-31NYM	T31W	890	45	0.47	620	1.19	0.44
PD930-T11-930-6(N)SYM	T11	930	55	0.56	255	3.30	0.19
PD930-T15W-930-12SYM	T15W	930	80	0.53	188	2.20	0.23
PD930-T16E1-930-1ECM	T16E1	930	45	0.75	749	1.02	1.44
PD960-T1E-990-4SYM	T1E	990	85	0.46	218	1.79	0.12
PD960-T22W-990-1NYM	T22W	990	50	0.73	203	2.79	0.23
PD960-T23-990-1NYM	T23	990	35	0.66	2,238	1.27	0.12
PD960-T33-990-13NYM	T33	990	40	0.54	1,047	1.36	0.67
PD960-T33E1-990-13SYM	T33E1	990	50	0.50	369	5.75	0.16

Note: Selected results from 1 January 2020 to 31 December 2021.

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Figure 9.4	Longitudinal projection of Vein T3, TLP

Source: Silvercorp, 2022.

9.7	LME

A total of 6,045 m of underground tunneling was completed at the LME mine. The purpose of the drifting program was to upgrade existing drill-defined Mineral Resource blocks along mineralized vein structures. Drift and crosscut tunnels were developed at 40 m to 50 m intervals between the 450 m and the 915 m elevations through shaft PD900, and access tunnels PD838 and PD959 respectively. A total of 3,940 chip samples were collected. Drifting was mainly focused on the LM5, LM5E, LM5E1, LM5W, LM6, LM6W, and LM60 Veins, and successfully extended the strike lengths of known mineralized zones between the 915 m and the 450 m elevations. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.7. Figure 9.5 gives an example of the channel sample density and location of drifts on one of the main veins at LME.

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Table 9.7	Selected mineralization zones defined by the 2020 - 2021 tunneling in LME area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
PD900-LM5E-450-51NYM	LM5E	450	30	0.99	283	2.95	0.48	0.04
PD900-LM5W-650-67SYM	LM5W	650	55	0.84	416	0.90	0.28	0.00
PD900-LM6-700-68NYM	LM6	700	40	1.52	272	0.89	0.15	0.00
PD900-LM5-450-51NYM	LM5	450	58	0.70	305	2.05	0.40	0.00
PD900-LM5-450-51NYM	LM5	450	75	0.72	599	1.17	0.42	1.81
PD900-LM5-450-51SYM	LM5	450	25	1.03	781	2.08	0.88	0.00
PD900-LM6-600-69NYM	LM6	600	20	0.83	353	0.97	0.33	0.47
PD900-LM5-510-54_QGX	LM5	500	23	0.92	824	4.04	0.88	0.00
PD900-LM6-650-69SYM	LM6	650	50	1.03	325	0.98	0.22	0.02
PD900-LM6-650-69NYM	LM6	650	20	1.14	314	1.21	0.32	0.02
PD900-LM5E-500-S2_Stope_YM	LM5E	500	26	0.99	746	2.98	0.98	0.04
PD900-LM6W-600-70NYM	LM6	600	15	0.82	367	1.48	0.25	0.02
PD900-LM6E2-500-56NYM	LM6E	500	40	0.45	949	1.74	0.82	0.18
PD900-LM5E1-450-54NYM	LM5E1	450	50	0.46	245	0.87	0.26	0.07
PD900-LM60-600-67NYM	LM60	600	20	0.88	227	2.23	0.40	0.34
PD900-LM5-450-56NYM	LM5	450	15	0.49	738	0.95	0.86	0.00
PD900-LM5E1-500-51_Stope_QGX1	LM5E1	500	39	0.97	451	0.75	0.22	0.01
PD900-LM5-550-53_Stope_QGX	LM5	550	37	1.47	640	2.15	0.32	0.02
PD900-LM5E1-500-51_Stope_QGX2	LM5E1	500	30	0.52	338	0.75	0.17	0.03
PD900-LM5-500-52NYM	LM5	500	45	0.64	436	2.09	0.68	0.11

Note: Selected results from 1 January 2020 to 31 December 2021.

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Figure 9.5	Longitudinal projection of Vein LM5E, LME

Source: Silvercorp, 2022.

9.8	LMW

The 10,094 m underground tunneling program was focused on vein structures LM7, LM7W, LM12_1, LM14, LM16, LM17, LM22, LM41E, W1, W6, W6W, and W18, as well as the parallel zones spatially associated with these major structures. Underground tunneling was conducted on levels between the 500 m and the 1,080 m elevations through shaft SJ969, ramps XPDS and XPDN, and four access tunnels PD918, PD991, PD969, and PD924. A total of 5,779 chip samples were collected. High-grade mineralized zones from 20 m to 144 m in length were exposed in drift tunnels at different levels. The discovery of high-grade zones in the north-west extension of the Vein LM7 group, in Vein W1 in the north-west of the resource area, and in Vein LM41E1 in the east of the resource area have resulted in the re-modelling of some of the major vein structures at LMW. The gently dipping higher-gold veins, LM22, LM26, and LM50, were exposed between level 650 m and 850 m, which led to the modelling of the gold veins. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.8. Figure 9.6 gives an example of the channel sample density and location of drifts on one of the main veins at LMW.

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Table 9.8	Selected mineralization zones defined by the 2020 – 2021 tunneling at LMW area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
SJ 969-LM12_1-500-14SYM	LM12-1	500	15	1.14	-	605	2.03	0.16
SJ 969-LM12_1-500-14NYM	LM12-1	500	60	1.09	-	539	4.28	0.48
XPDS-LM14-525-115NYM	LM14	525	50	0.66	-	674	1.33	0.19
XPDS-LM16-695-109_TJ_SYM	LM16	675	42	0.72	-	584	2.56	0.34
XPDS-LM16-689-109_TJZC	LM16	675	27	0.55	-	658	2.83	0.36
XPDS-LM16-685-109TJ_NYM	LM16	675	30	0.61	-	425	1.83	0.37
XPDS-LM16-690-109TJ_SYM	LM16	675	30	0.50	-	545	4.43	0.76
XPDN-LM17-800-9SYM	LM17	800	15	1.38	-	1,460	11.36	0.87
XPDN-LM17-750-7NYM	LM17	750	25	0.75	-	751	8.72	0.49
XPDS-LM17-625-28SYM	LM17	625	35	0.87	-	720	4.31	0.49
XPDS-LM17-575-26SYM1	LM17	575	70	1.64	0.20	816	5.98	0.50
XPDS-LM17-575-26SYM	LM17	575	37	1.06	-	445	5.37	0.27
PD924-LM22-834-5YM_SD	LM22	834	10	0.39	38.95	54	0.04	0.03
PD924-LM22-834-5YM_SS	LM22	834	20	0.38	26.89	97	0.06	0.09
PD924-LM22-834-3YM_XS	LM22	834	18	0.53	20.80	23	0.08	0.01
PD924-LM22-834-5YM_XS	LM22	834	10	0.70	69.29	3	0.01	0.01
PD1080-LM41E-1080-11NYM	LM41E	1,080	35	0.95	-	846	1.64	0.12
PD1080-LM41E-1080-11SYM	LM41E	1,080	35	0.59	-	910	1.04	0.23
PD990-LM41E-990-9SYM	LM41E	990	30	0.57	-	119	5.46	0.78
XPDN-LM41E-750-9NYM	LM41E	750	30	0.61	-	696	3.70	0.51
XPDN-LM41E-750-9SYM	LM41E	750	15	0.73	-	900	0.49	0.11
XPDN-LM41E-700-9NYM	LM41E	700	105	0.62	-	704	3.99	0.24
XPDN-LM41E-650-9NYM	LM41E	650	25	0.58	-	394	4.79	0.35
XPDN-LM50-800-7SYM+CM	LM50	800	20	0.73	4.02	4	0.05	0.03
PD918-W1-918-4SYM	W1	918	15	0.85	-	1,561	4.31	0.62
PD918-W1-918-4NYM	W1	918	30	0.61	0.15	1,222	3.74	0.98
PD918-W1-880-8NYM	W1	880	95	0.67	-	301	2.55	0.19
PD918-W18-880-140SYM	W18	880	45	0.48	-	219	5.33	0.11
PD918-W18-880-140NYM	W18	880	100	0.46	-	131	5.64	0.23
PD918-W6-880-128NYM	W6	880	115	0.78	-	257	3.45	0.74
PD918-W6W-918-142SYM	W6W	918	22	0.53	-	534	3.21	0.14

Note: Selected results from 1 January 2020 to 31 December 2021.

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Figure 9.6	Longitudinal projection of Vein LM17, LMW

Source: Silvercorp, 2022.

9.9	DCG

The 5,551 m underground tunneling program was focused on vein structures C9, C76, and C4E, as well as the parallel zones spatially associated with these major structures. Underground tunneling was conducted on level 900 m, 850 m, 800 m, and 750 m elevation. The underground tunneling on level 850 m through 800 m to 750 m exposed the continuous higher-gold vein structures C9 and C76. A total of 2,195 channel samples were collected. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.9. Figure 9.7 gives an example of the channel sample density and location of drifts on one of the main veins at DCG.

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Table 9.9	Selected mineralization zones defined by the 2020 – 2021 tunneling at DCG area
Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DCG-XPD-C4E-850-403SYM	C4E	850	80	0.92	0.08	68	6.96	0.19
DCG-XPD-C4E-900-407NYM	C4E	850	76	0.65	0.02	53	8.25	0.21
DCG-XPD-C9-888-51SYM	C9	888	90	0.72	3.69	36	0.16	0.28
DCG-XPD-C9-843-51ANYM	C9	843	10	0.51	1.93	444	0.71	3.99
DCG-XPD-C9-843-51ASYM	C9	843	15	0.38	5.09	50	0.14	0.18
DCG-XPD-C9-843-53SYM	C9	843	54	0.48	2.68	59	0.14	0.17
DCG-XPD-C9-800-51ANYM	C9	800	20	0.77	5.19	17	0.13	0.15
DCG-XPD-C9-800-53SYM	C9	800	33	0.90	2.98	130	0.16	0.20
DCG-XPD-C9-750-50ANYM	C9	750	100	0.39	1.42	357	0.83	1.08
DCG-XPD-C9-750-50ASYM	C9	750	109	0.41	3.56	192	0.52	0.32

Note: Selected results from 1 January 2020 to 31 December 2021.

Figure 9.7	Longitudinal projection of Vein C76, DCG

Source: Silvercorp, 2022.

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10	Drilling
10.1	Drilling progress

Since acquiring the Ying projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas in the Property. Representative longitudinal sections for the veins are presented in Section 9. Figure 7.4 (Section 7) presents a cross section which demonstrates the drill intersection angles relative to the veins.

A summary of the drilling undertaken by Silvercorp between 2004 and December 2019 is presented in Table 10.1. This includes drilling on the mine targets as well as reconnaissance drilling on projects which are summed separately. A breakdown by year for this period can be found in the 2020 Technical Report.

Table 10.1	Summary of drilling completed by Silvercorp, 2004 to December 2019
Mine	Period	Number of holes		Meterage (m)
		Underground	Surface
SGX	Jan 2004 - Dec 2010	544	56	186,392
	Jan 2011 - Dec 2019	1,146	65	325,515
HZG	May 2006 - Nov 2009	42	59	30,573
	Jan 2012 - Dec 2019	230	36	76,123
HPG	May 2006 - Dec 2010	126	69	46,236
	Jan 2011 - Dec 2019	473	1	119,896
TLP	Jan 2008 - Dec 2010	357	18	79,360
	Jan 2012 - Dec 2019	592	0	182,798
LM	Jan 2008 - Dec 2010	211	11	64,444
	Jan 2011 - Dec 2011	113	0	50,014
LME	Jan 2012- Dec 2019	283	1	65,779
LMW	Jan 2012- Dec 2019	511	0	152,224
DCG	Jan 2010- Dec 2019	0	25	9,026
Mine subtotal	Jan 2004 - Dec 2019	4,628	341	1,388,380
Project
RHW	2006	0	7	1,981
XM	2006	0	2	479
SDG-LIG	Jul 2007 – Jun 2013	36	18	17,151
Project subtotal		36	27	19,611
Total	Jan 2004 - Dec 2019	4,664	368	1,407,991
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Table 10.2 presents the drilling carried out from January 2020 to December 2021.

Table 10.2	Summary of the 2020 - 2021 drilling program on the Property
Mine area	Surface		Underground		Total
	Number	Metres	Number	Metres	Number	Metres
SGX	138	33,563	562	85,191	700	118,754
HZG	33	9,134	151	29,889	184	39,023
HPG	152	31,756	189	31,000	341	62,756
TLP	100	18,931	437	77,374	537	96,305
LME	81	18,711	212	39,160	293	57,871
LMW	71	15,900	406	71,874	477	87,774
DCG	94	14,637	117	15,217	211	29,854
Total	669	142,632	2,074	349,705	2,743	492,337

Source: Silvercorp, 2022 based on individual mine databases.

Drilling programs were continuously conducted over the Property from January 2020 to December 2021. Underground and surface drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Measured and Indicated Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures and to ensure a good intersection angle. A total of 492,337 m in 2,743 diamond holes was completed, including 142,632 m in 669 surface holes and 349,705 m in 2,074 underground holes drilled from at or above the current mining elevations. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

10.2	Summary of results

Drilling results from the 2020 - 2021 drilling program in the Property are briefly summarized in Table 10.3. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the seven deposits.

Table 10.3	Brief summary of the 2020 - 2021 drilling results
Deposit area	Holes completed	No of mineralized[2]	Average grade of mineralized intersections (g/t AgEq)	Average true width of mineralized intersections (m)	Detected depth (elevation m)
SGX	700	303	491	0.95	801 - (-28)
HZG	184	85	316	0.6	963 - 378
HPG	341	187	391	0.93	860 - 217
LME	293	110	375	0.66	1,061 - 350
LMW	477	280	443	1.46	1,068 - 237
TLP	537	298	391	1.04	1,157 - 195
DCG	211	90	307	1.23	1,011 - 576

Notes: Value of 140 g/t AgEq selected as lowest COG for SGX, HZG, and HPG; 120 g/t for TLP, LMW, LME, and DCG. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

Drilling results of individual mine areas for the 2020 - 2021 period are further discussed in the following sections. The AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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10.3	Discussion of results by mine / deposit
10.3.1	SGX

The underground and surface drilling were focused on expanding the known Mineral Resource of major production veins S1W, S2, S2W2, S7, S7-1, S8, S14, S16W, S18, S18E, S19, S28, S29, S32, and S33. Limited drilling was also conducted on veins S1W3, S2, S4, S6, S7-2, S8E, S12, S16E2, S21, S37, and their branch veins. The results from the program added and extended notable high-grade mineralized zones within vein structures S19, S8, S32, S18, S28, S2, S7-1, S7, and S16W. The 2020 - 2021 SGX drilling program is summarized in Table 10.4.

Table 10.4	Summary of the SGX 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t AgEq)	Detected depth (elevation m)
S14	79	26	436-224
S14_1	73	14	350-229
S14_2	56	19	354-235
S14E1	3	1	452
S14W	27	3	253
S16E	88	21	478-246
S16E1	6	1	406
S16E2	71	11	740-237
S16E8	11	3	475-442
S16W	120	56	646-152
S16W1	93	9	560-176
S18	18	8	391-150
S18E	19	8	380-135
S19	35	6	639-294
S19E	20	5	675-574
S19W	29	3	644-(-28)
S1W3	2	1	300
S2	40	21	387-226
S21	59	17	750-280
S21W	62	8	678-614
S21W1	21	5	331-306
S21a	22	2	340
S22	40	1	321
S28	12	2	441-206
S29	82	17	428-257
S2W	10	1	327
S31	89	34	448-200
S31E	24	8	260-193
S32	37	11	774-411
S33	20	5	563-319
S35E	16	3	400-309
S37	35	2	479-374
S37E	4	1	337
S4E	11	1	289
S6	62	30	444-227
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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t AgEq)	Detected depth (elevation m)
S6E	32	6	346
S6E1	43	3	272
S7	51	12	670-258
S7_1	37	12	471-221
S7_1E	24	4	282-230
S7_2	58	17	473-193
S7_2a2	15	2	640-599
S7_2a3	18	1	586
S7_3	23	1	623
S74	47	9	681-373
S7E	34	1	400
S7E2	37	4	258-189
S7W	41	4	478-414
S7W1	5	2	340
S7a1	10	4	333-300
S8	74	21	670-39
S8E	56	6	673-151
S8E1	2	2	598-260
S8W	53	6	671-157
S8W1	56	1	765
S8W2	9	1	187
S8Wa	20	4	308-213

Note: Results from January 2020 to December 2021. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.2	HZG

The diamond drilling program was designed to test the along strike and down-dip extension of major mineralized vein structures HZ20, HZ22E, HZ23, H26, between the 870 m and the 334 m elevations. The 2020 - 2021 diamond drilling program expanded the mineralization in vein structures HZ26, HZ23, HZ22E, H10, and HZ15. The 2020 - 2021 HZG drilling program is summarized in Table 10.5.

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Table 10.5	Summary of the HZG 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or >90 g/t Ag equivalent)	Detected depth (elevation m)
HZ10	26	6	568-737
HZ11	36	9	524-642
HZ12	14	1	690
HZ15	20	1	630
HZ15W2	16	0	-
HZ20	64	4	625-871
HZ20E	106	22	514-875
HZ20E1	15	4	468-621
HZ20E2	6	4	582-667
HZ20Ea	1	1	528
HZ20W	72	0	-
HZ22	118	9	747-894
HZ22E	88	10	693-952
HZ22E2	7	0
HZ22W	68	8	570-825
HZ22W2	41	4	553-739
HZ23	53	3	433-838
HZ23W	94	1	717
HZ23a	4	0	-
HZ26	25	5	671-802
HZ27	65	3	579-605
HZ5	30	1	764
HZ8	9	0	-

Note: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.3	HPG

The underground diamond drilling program was designed to test the along strike and down-dip extension of the major mineralized vein structures H17, H12, H12E, H12W, H21, H15, H11, H18, H6, X3, and H5W between the minus 82 m and the 880 m elevations. Significant new mineralized zones were defined within major vein structures H15W, H13, and H41W along strike and down-dip directions. The 2020 - 2021 HPG drilling program is summarized in Table 10.6.

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Table 10.6	Summary of HPG 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t Ag equivalent)	Detected depth (elevation m)
B8	1	1	573-573
H10_1	53	6	733-399
H10_1a	26	4	638-447
H11	60	9	795-357
H12	4	0	556-379
H12_1	22	5	700-415
H12_2	14	1	671-504
H12E	5	1	696-403
H12W	1	0	639-639
H13	48	4	729-313
H14	38	5	825-399
H15	80	10	884-218
H15_1	32	4	830-324
H15_2	12	1	701-547
H15W	26	6	809-193
H15W1	10	1	848-308
H16	42	10	795-366
H16_1	18	4	716-244
H16_3	28	3	697-222
H17	126	35	815--82
H17_1	104	16	812-13
H18	83	5	806-597
H20W	26	14	598-244
H21	1	1	484-484
H22	8	1	735-553
H29	1	0	549-549
H32	2	0	614-614
H32a	1	0	583-583
H32E1	6	3	628-607
H39_1	22	4	710-428
H39_1a	16	2	639-517
H39_2	15	1	762-437
H4	4	1	571-479
H40	23	4	813-450
H41W	12	7	624-591
H4W	3	0	500-483
H5	62	18	619-320
H5_1	5	0	519-273
H5E	39	5	573-271
H5W	18	3	549-283
H6	1	0	491-345
H9	20	2	718-609
X1	1	0	446-446

Notes: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.4	TLP

The 2020 - 2021 underground diamond drilling program was designed to test along strike and down-dip extensions of the major mineralized vein structures T11, T14, T14E, T16, T16E, T16E1, T17, T17W, T17E, T22, T22E, T15, T15W, T39, T39W, and T38 and to explore for new vein structures in less-explored areas. Results of the drilling program added significant mineralization zones within major vein structures T4, T14E, T15, T15W, T16E, T17, T17W, and T20. Numerous mineralized parallel and splay structures such as T15W1, T16E2, T23, T11E, and T33E1 were discovered beside major vein structures. The 2020 - 2021 drilling program at TLP is summarized in Table 10.7.

Table 10.7	Summary of TLP 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t Ag equivalent)	Detected depth (elevation m)
T1	74	14	703-1052
T11	64	25	293-947
T11E	28	5	179-943
T11E2	22	4	777-829
T12	4	1	802-809
T14	40	8	580-1,049
T14a	3	0	822-822
T14E	61	26	620-944
T15	44	9	782-948
T15W	66	16	320-950
T15W1	37	14	818-951
T15W2	16	6	331-953
T15W3	25	13	783-915
T15W4	9	1	644-813
T16	49	19	366-1,000
T16E	13	6	750-955
T16E1	48	3	906-958
T16E2	29	4	818-833
T16W	23	2	476-835
T17	13	1	652-903
T17E	5	0	790-790
T17W	23	9	624-926
T1E	19	4	889-1,157
T1W	60	6	707-903
T1W1	56	21	719-899
T1W2	48	5	724-892
T1W2a	8	0	785-823
T1W3	31	0	874-874
T2	99	41	691-1,157
T20	33	16	759-848
T21	69	20	940-1,054
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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t Ag equivalent)	Detected depth (elevation m)
T22	25	7	493-1,128
T22E	19	3	496-1,078
T22E1	4	1	712-712
T22W	2	0	1,100-1,100
T23	61	12	731-1,098
T26	4	1	867-867
T27	3	1	820-875
T27E	1	0	862-862
T28	5	4	880-898
T28E	6	0	893-907
T29	1	1	1,112-1,112
T2E	18	7	944-944
T2W	55	10	693-1,145
T2W2	10	1	1,014-1,093
T3	92	36	946-1,151
T30	26	9	804-895
T31	9	3	720-884
T31W	9	5	898-902
T31W3	6	1	861-950
T33	30	6	761-917
T33E	14	1	914-914
T33E1	32	4	887-984
T33W	20	0	919-919
T33W1	4	2	786-792
T33W2	2	0	725-725
T33W3	6	2	768-990
T35	5	2	713-787
T35E	20	3	548-972
T35E1	20	4	868-952
T38	26	4	773-863
T39	12	2	820-826
T39E	7	1	619-956
T39E2	2	2	751-786
T39W	18	5	824-842
T3E	75	28	951-1,145
T4	75	16	956-1,103
T41	2	0	831-832
T5	74	18	444-1,092
T5E1	27	2	888-980
T5W1	1	1	1,054-1,054
T6	4	2	904-904

Notes: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

The LM mine will be discussed in terms of the two sub areas LME and LMW.

10.3.5	LME

The 2020 - 2021 LME underground drilling program was focused on vein structures LM5, LM5E, LM6, and their subzones and splay structures. The purpose of the drilling program was to extend known mineralization along strike and down-dip and explore for new veins at or above the current mining depth within the mineralized vein structures. The drilling program added new mineralized zones within major production veins LM5, LM5W, LM6, and LM18. The drilling program is summarized in Table 10.8.

Table 10.8	Summary of LME 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (> or = 90 g/t Ag equivalent)	Detected depth (elevation m)
LM1	12	1	728
LM18	13	3	911-1,027
LM18E1	14	4	877-949
LM2	9	1	1,072
LM2_1	1	0	-
LM2_2	1	0	-
LM3	1	1	820
LM3_1	19	7	796-1,061
LM4	12	7	779-972
LM4E2	62	30	530-781
LM4W	10	4	542-951
LM4W2	4	1	571
LM5	40	15	473-646
LM5E	16	8	476-488
LM5E1	2	1	547
LM5E2	2	0	-
LM5W	3	1	614
LM5W2	5	0	-
LM6	28	11	637-836
LM60	2	0	-
LM61	5	2	680-763
LM62	4	1	898
LM66	3	0	-
LM6E2	12	6	490-554
LM6W	4	1	540

Notes: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

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10.3.6	LMW

The LMW diamond drilling in 2020 - 2021 was designed to extend and expand the known mineralized zones within major vein structures LM8, LM14, LM16, LM17, LM17W, LM19, LM19W1, LM19W2, and W1, W2, and LM7, and explore for new mineralized structures in less-explored areas. Results of the drilling program successfully expanded mineralization in vein structures LM14, LM17, LM17W, W1, and LM16, in addition to discovering vein structure LM41E, LM7W, LM22, LM26, and LM50. The 2020 - 2021 drilling program is summarized in Table 10.9.

Table 10.9	Summary of the LMW 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or >90 g/t Ag equivalent)	Detected depth (elevation m)
LM10W	13	3	698-838
LM11	15	2	787-820
LM11E	13	2	493-870
LM11E1	12	3	433-812
LM12	34	3	674-909
LM12_1	33	6	592-887
LM12_2	26	2	590-884
LM12_2a	20	2	692-809
LM12E	19	5	584-884
LM12E1	1	0	-
LM13	34	5	821-917
LM13W	34	5	683-905
LM13W2	18	2	722-866
LM13Wa	1	0	-
LM14	10	1	909-909
LM16	9	2	670-901
LM16_1	2	0	-
LM16W1	8	1	921-921
LM16a	2	1	673-673
LM17	61	13	682-1018
LM17E	10	2	258-899
LM17W	49	8	702-1067
LM17W1	14	2	649-863
LM17W2	32	10	791-1063
LM19	27	6	797-961
LM19E	14	1	948-948
LM19E2	2	0	-
LM19W	13	5	680-771
LM19W1	28	6	456-877
LM19W2	22	4	517-649
LM19Wa	1	1	882-882
LM20	11	2	514-599
LM20W	2	0	-
LM25	8	1	879-879
LM25W	8	2	904-908
LM26	28	13	614-749

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or >90 g/t Ag equivalent)	Detected depth (elevation m)
LM27	2	0	-
LM30	13	1	663-663
LM30W	2	0	-
LM41E	18	14	409-1021
LM50	100	41	710-847
LM51	34	6	653-776
LM53	21	2	998-998
LM7	101	58	495-1061
LM7E	20	6	512-757
LM7W	49	21	536-918
LM7W1	32	4	576-954
LM8	15	3	759-861
LM8_1	13	2	777-819
LM8_2	16	2	738-872
LM8_3	24	3	637-921
LM8_4	13	3	579-866
LM8_4a	9	2	924-1016
LM8W	27	8	794-842
LM8a	9	2	756-788
W1	31	16	848-991
W18	11	1	942-942
W2	23	15	864-1031
W6	11	5	825-924
W6E	6	2	856-998
W6E1	4	3	808-953
W6E2	3	1	832-832
W6W	11	4	900-1049

Note: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.7	DCG

The DCG diamond drilling in 2020 - 2021 was designed to extend and expand the known mineralized zones within major vein structures C4, C4E, C8, and C9, and explore for new mineralized structures in less-explored areas. Results of the drilling program successfully expanded mineralization in vein structures C4 and C9 in addition to discovering vein C76. The 2020 - 2021 drilling program is summarized in Table 10.10.

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Table 10.10	Summary of the DCG 2020 - 2021 drilling programs
Target vein	Number of holes drilled	Holes intercepting mineralization (= or >90 g/t Ag equivalent)	Detected depth (elevation m)
C4	34	9	711-944
C4E	52	16	689-908
C4E2	8	2	882-885
C4Ea	3	0	848-860
C76	47	12	724-899
C8	23	4	737-900
C8_1	11	3	798-919
C8_2	6	1	577-777
C9	92	50	731-924

Note: Results from January 2020 to December 2021. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

10.4	Plans and sections

Plans for each mine and representative examples of drill sections through the deposits are shown in Section 7, Section 9, and Section 14.

10.5	Bulk density measurements and results
10.5.1	Measurements and results

520 samples were collected for bulk density measurement by Silvercorp from the different mines in the Ying Property prior to 2020. Samples were cut as an individual block of about 1 kilogram (kg) from different mineralization types at each mine area. Several wallrock samples were also collected for comparison purposes. The bulk density was measured using the wax-immersion method by the Inner Mongolia Mineral Experiment Research Institute located in Hohhot, Inner Mongolia. Table 10.11 presents the average bulk densities derived for the Ying deposits prior to 2020.

Table 10.11	Bulk density values for the Ying deposits pre-2020
Mine	Samples collected	# samples for bulk density calculation	Average bulk density	Remarks
SGX, HPG	194	186	N/A	Calculated using the Pb and Zn assay results, see formula below
DCG	0	0	2.70	Assumed based on HZG.
HZG	17	17	2.70	Average of the 17 measurements.
TLP	186	186	2.92	Adopted from previous government exploration reports
LME, LMW	100	98	2.93	The minimum and maximum values were removed from the dataset

Source: Compiled by AMC, 2020, using data provided by Silvercorp.

A relationship between measured bulk density and the weighted combination of lead and zinc grade was developed using multivariate linear least squares regression, and this formula is used for the SGX and HPG mines. At these mines, the assay values for lead and zinc show a correlation to density and form a good regression line. Samples with a relative error of >20% between the measured and calculated bulk density were removed from the dataset before calculation of the final relationship that was used in the Mineral Resource estimate. The relationship between bulk density and grade is:

Bulk Density = 2.643339 + 0.0524358 x Pb% + 0.011367 x Zn%

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Using this formula, the Ying Property bulk density measurements range from ~2.6 t/m3 to 6.3 t/m3 with a mean of 2.7 t/m3 for SGX and from 2.6 t/m3 to 5.0 t/m3 with a mean of 2.67 t/m3 for HPG.

In 2020, Silvercorp took an additional 210 density measurements at SGX and 100 density measurements at HPG. AMC reviewed the 2020 SGX data and found that it was very scattered relative to previous density and a poor fit to the prior report’s regression formula. The significant scatter suggests higher experimental errors than in previous years or that the ore type measured in 2020 was different to the ore measured in previous years. The 2020 SGX data does not appear to be satisfactory for use in density estimation without further validation.

The 100 density measurements at HPG and the original 90 density measurements were plotted against the regression line. There remains a reasonable case for applying the 2020 regression model to the HPG resource block model. The HPG data appears to be affected by the presence of oxidized samples and iron sulphides or oxides but this cannot be resolved until more samples have been collected.

In the 2020 Technical Report, the bulk density formula above was applied to DCG. In reviewing the data, it was noted that the upper parts of DCG are oxidized. The performance of the regression model in the oxidized zone is uncertain due to the oxidation of sulphide minerals and the formation of secondary porosity. For this reason, 2.7 t/m3 was applied to the Mineral Resource model for DCG. This value is consistent with the value applied to HZG for which good predictive relationships were also not evident, due to the impact of oxidation and formation of secondary porosity.

10.5.2	Recommendations on bulk density

The QP recommends the following:

•	The procedures used in the 2020 density measurement for SGX should be independently reviewed and modified, if necessary.
•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.
•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying, should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.
•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.
•	Record if density samples are oxidized or not.
•	HZG and DCG are underrepresented in the current density data. Further sampling of these deposits is required.
10.6	Drilling procedures

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98 – 99%. Drill core is moved from drill site to the surface core shack located at the mine camp on daily basis and is logged, photographed, and sampled in detail there. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book with three connected tickets with the same number is used to assign the sample numbers. A ticket from the book is inserted in the bag, another

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is stapled onto the core boxes beside the archived sample, and the stub of the ticket book is retained for reference. The bagged sample is then shipped to the laboratory for assaying. Sampling is further discussed in Section 11.

Core recovery at Ying is good. Core recoveries at Ying range between 63.33% and 100% with the average recovery being 98.36%.

The QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

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11	Sample preparation, analyses, and security
11.1	Introduction

This section describes the sampling methods, analytical techniques, security, and assay Quality Control / Quality Assurance (QA/QC) protocols employed at the Ying Property from January 2010 to the end of December 2021. All work programs completed on the Property since 2004 have been managed by Silvercorp and carried out in accordance with the company’s internal procedures.

The QP has reviewed sample preparation, analysis, security and QA/QC protocols, and results for drillhole and sampling programs completed between January 2010 and December 2021. Pre-2010 protocols are reported as being similar, but the results of QA/QC programs were not available for the QP to verify. The QP notes that work completed prior to 2010 comprises approximately 3% of total drilling and 9% of underground sampling databases.

Since the release of the previous technical report (effective to December 2019) Silvercorp has collected and analyzed an additional 210,235 drillhole samples and 43,607 underground channel samples from the seven Ying mines. These samples represent approximately 70% of the total Ying drillhole database and 20% of the total Ying channel sample database. While a summary of results for the period 2010 - 2021 are discussed, this report focuses on the work carried out in 2020 and 2021. Readers are referred to previous technical reports for additional information on earlier work.

11.2	Sampling

Mineralization within the Ying mines occurs as a series of narrow quartz-carbonate veins which are typically related to steeply dipping fault-fissure zones, hosted within Archean gneiss and greenstone. Individual veins commonly ‘pinch and swell’, varying in thickness from several centimetres to several metres. In some instances, veins may disappear and reappear within the fault-fissure structures along strike and down-dip.

Silvercorp’s exploration strategy comprises a combination of underground tunneling and diamond core drilling. Tunnels are typically developed along and across the veins on nominal 40 - 50 m spaced levels, with infill to 20 - 25 m levels where warranted. Raises and declines are developed to provide access to the veins between levels. Diamond core drilling is used to target veins in other locations vertically and laterally.

11.2.1	Drillhole sampling

Drilling at the Property has been completed using NQ (48 mm) diamond core. Drillholes are collared from both surface and underground. Drill core is collected in wooden core trays by drilling personnel. Silvercorp geologists visit the drill site daily to check drilling progress, drill core quality, and correct depth markings. Once checks of the core are complete, core is transported to a secure core logging facility at the respective mine.

Silvercorp personnel complete all logging and sampling processes. This comprises the collection of core recovery data, detailed lithological, vein and mineralization logging, core photography, and core sampling. After geological logging, sample intervals are determined by the geologist based on the presence of veining and sulphide content, respecting geological and mineralization contacts. Samples of the adjacent footwall or hangingwall wallrock are collected in addition to the visible mineralization or vein.

Silvercorp historically has collected drillhole samples at lengths that generally range between 5 centimetres (cm) and 2 m. The minimum length was increased to 20 cm in recent programs. During the sampling process the geologist records the Hole ID and relevant depth interval of the sample in a sample book with a pre-numbered sample ID and tear-off tags.

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After the core has been photographed, core to be sampled is cut in half with a rock saw. One half of the core is collected and placed into cotton bags and the other half of the core is returned to the core tray for archival storage (or quartered if a duplicate sample is required). The sample number for the corresponding interval is then marked on the outside of the cotton bag, and a tear off tag with the sample number is inserted into the bag. The sample number is also recorded on the retained half of the core with an indelible marker for future reference. Sample bags are then sealed and placed into larger rice bags and secured for shipment to the laboratory.

11.2.2	Underground sampling

Underground samples comprise a composite of chips collected from channels cut into the walls or faces of tunnels and cross cuts. Faces are typically sampled along sample lines perpendicular to the mineralized vein structure on 5 m intervals within mineralized zones and increasing to 15 m or 25 m intervals within non-mineralized zones. Sampling of mineralized zones typically encompass samples of adjacent wallrock in addition to the visible mineralization or vein. Sample lengths have historically ranged between ~20 cm and 2 m. The minimum sample length was recently increased to 40 cm.

Samples are collected in cotton bags labelled with a unique sample number. Sample bags are then sealed and placed into larger rice bags and secured for shipment to the laboratory.

11.2.3	Sample shipment and security

Drill core is stored in a clean and well-maintained core shack at each mine. Core shacks are locked when unattended and monitored by security personnel 24 hours a day. Figure 11.1 shows photos of the SGX core shack and core storage, and logging facilities at HPG and TLP.

Underground channel samples are transported to the Ying mine laboratory by Silvercorp personnel. Drillhole samples, which are predominantly dispatched to commercial laboratories, are transported by Silvercorp personnel to the respective laboratory or transported by commercial courier.

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Figure 11.1	Ying sampling processing, logging, and storage facilities

Notes: Top Left: SGX core processing / logging facility, Top Right: SGX core storage, Bottom Left: HPG Core logging facility, Bottom Right: TLP Core logging facility.

Source: Silvercorp, 2022.

11.3	Sampling preparation and analysis

Silvercorp has used a total of 10 primary laboratories between 2004 and 2021 for analysis of drill core samples and underground samples. Additional laboratories were utilized primarily between 2019 and 2021 to accommodate the volume of samples and to mitigate protracted laboratory turn-around times. Table 11.1 presents the laboratories used for analysis of Ying property since 2006.

All external laboratories are certified in accordance with the China Metrology Certification / China Inspection Body and Laboratory Mandatory Approval (CMA) issued by the Chinese government at the national or provincial level. This approval is a mandatory requirement for all commercial laboratory and inspection institutions operating within China that release data to the public. SGS Tianjin is certified in accordance with the China National Accreditation Service for Conformity Assessment (CNAS) in addition to CMA. The CNAS accreditation incorporates ISO/IEC 17025:2017. The Ying site laboratory is not certified by any standards association at the present time.

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Table 11.1	Laboratories used at Ying Project (January 2006 - December 2021)
Laboratory name	Abbreviated name	Location	Certification	Years used
Henan Found site laboratory	Site lab	Luoning County, Henan Province	No certification	2006 - 2021
SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd.	SGS	Tianjin	CMA, CNAS	2020 - 2021
Analytical Laboratory of Henan Non-Ferrous Metals Geological and Exploitation Institute	Henan Nonferrous Ins	Zhengzhou, Henan Province	CMA	2006 - 2021
Chengde 514 Geological and Mineral Test and Research Co. Ltd.	Chengde	Chengde, Hebei Province	CMA	2016 - 2021
Test Centre of Qiqihar Geological Exploration Institute of Qiqihar, Heilongjiang	Qiqihar Geol Test Centre	Qiqihar, Heilongjiang Province	CMA	2020 - 2021
Henan Centre of Quality Supervision and Inspection for Gold and Precious Metal Product	Henan Gold Test Centre	Sanmenxia, Henan Province	CMA	2020 - 2021
Lab of Brigade 1 of Geological and Mineral Exploration Bureau in Henan Province	Henan Geol Brigade 1	Luoyang, Henan Province	CMA	2020 - 2021
Analytical Laboratory of Henan Non-Ferrous Metals (Brigade 6)	Henan Nonferrous Brigade 6	Luoyang, Henan Province	CMA	2020 - 2021
Analytical Laboratory of Henan Non-Ferrous Metals (Brigade 1)	Henan Nonferrous Brigade 1	Anyang, Henan Province	CMA	2020 - 2021
Analytical Lab of the Inner Mongolia Geological Exploration Bureau	Inner Mongolia Geol Lab	Hohhot, Inner Mongolia.	CMA	2016 - 2019

Source: Compiled by AMC, 2022 from data provided by Silvercorp.

11.3.1	Laboratory protocols

Sample preparation procedures at the nine laboratories used since January 2020 have some differences in sample preparation and analysis. Samples are dried at the laboratories at a temperature between 60°C and 105°C, and then crushed using a jaw crusher to a size varying between 2 mm and 20 mm. Rod crushers are then used to reduce the crush size to at least 3 mm, but typically to 1 mm. Sub-sampling of the crushed samples is completed using a riffle splitter at the Site Lab, SGS Taijan, and the Qiqihar Geol Test Centre. All other laboratories pour crushed samples onto a mat and subsample manually using a scoop. A sub-sample of between 100 g and 500 g is then pulverized to 74 microns (µm).

Pulp samples taken for digestion vary in size from 0.2 g to 1 g for Ag, 0.1 g to 1 g for Pb and Zn, and between 10 and 30 g for Au.

A two-acid digest is used at all laboratories except SGS Tianjin, where a four-acid digest is used. Analysis at all laboratories generally comprises AAS and ICP using various instrumental finishes. Over limit (above upper detection) typically comprise fire assays for Au and Ag, and a combination of dilution and titration (volumetric correction) for Pb and Zn. Chengde differs from most other laboratories by using dilution for Ag and Au over-limit samples.

Table 11.2 summarizes laboratory protocols for the nine laboratories used by Silvercorp between 2006 and 2021. No information was available for the Inner Mongolia Geol Lab (used between 2006 and 2019).

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Table 11.2	Ying laboratory protocols
Element	Process	Ying Site lab	SGS Tianjin	Henan Nonferrous Ins	Chengde Laboratory	Qiqihar Geol Test Centre	Henan Gold Test Centre	Henan Geol Brigade 1	Henan Nonferrous Brigade 6	Henan Nonferrous Brigade 1
All	Drying	105°C	95°C	70°C	60°C	95°C	105°C	95°C	90°C	70°C
	Crush	Jaw to 20 mm, rod to 2 mm	Jaw to 3 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 2 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm
	Split method	Riffle split	Riffle split	Manual 1/4	Manual 1/4	Riffle split	Manual 1/4	Manual 1/4	Manual 1/4	Manual 1/4
	Pulverize mass	100 g	500 g	N/S	N/S	400 g	400 g	500 g	500 g	400 g
	Pulverize size	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm
Ag	Method	2A AAS	4A ICP-AES	2A AAS	2A AAS	2A ICP	2A AAS	2A AAS	2A AAS	2A AAS
	LLD (g/t)	5	2	2	2	2	2	1	5	5
	UDL (g/t)	300	100	1,500	500	100	800	10,000	2,000	2,000
	Overlimit	FA	FA	FA	D	FA	FA-AAS	FA-AAS	FA-AAS	FA-AAS
	O/L UDL (g/t)		>2,000	NS	NS	50,000	20,000	50,000	>2,000	50,000
Pb	Method	2A AAS	4A ICP-AES	2A ICP	NS ICP	2A ICP	2A ICP-OES	2A AAS	2A AAS	2A AAS
	LLD (%)	0.02	0.0002	0.01	0.005	0.0001	0.01	0.001	0.03	0.02
	UDL (%)	1	1	10	5	1	5	10	10	5
	Overlimit	D, V	AAS/V	V	V	D, V	V	V	V	V
	O/L UDL (%)	NS	20	20	20	>20	>3	>10	>10	>5
Zn	Method	2A AAS	4A ICP-AES	2A ICP	NS ICP	2A ICP	NS ICP-OES	2A AAS	2A AAS	2A AAS
	LLD (%)	0.02	0.0001	0.01	0.005	0.0001	0.01	0.001	0.03	0.02
	UDL (%)	0.5	1	10	3	1	3	10	5	3
	Overlimit	D, V	AAS/V	V	V	D, V	V	V	V	V
	O/L UDL (%)	NS	20	20	20	>20	>3	>10	>5	>5
Au	Method	2A AAS	FA-AAS	2A AAS	NS AAS	FA-AAS	FA-AAS	2A AAS	FA-AAS	FA-AAS
	LLD (g/t)	0.05	0.01	0.1	0.05	0.1	0.01	0.1	0.1	0.01
	UDL (g/t)	5	10	10	50	10	100	10	10	10
	Overlimit	FA	FA-AAS	FA	D	FA	NS	NS	FA	FA
	O/L UDL (g/t)	NS	100	NS	NS	>100	NS	100	100	100

Notes:

•	2A=Two acid digest, 4A=Four acid digest, ICP=Inductively Coupled Plasma, AES=Atomic Emission Spectroscopy, AAS=Atomic absorption spectroscopy, FA= Fire assay, NS=Not specified.
•	Over limits: D=Dilution, V=Volumetric (titration).

Source: Compiled by AMC, 2022 from data provided by Silvercorp.

11.3.1.1	Discussion on laboratory protocols

The laboratory sample preparation and analysis protocols are somewhat different between laboratories. The QP recommends that in future programs, laboratories are chosen based on similar protocols, or that protocols are standardized between laboratories as much as possible.

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11.4	Quality Assurance / Quality Control
11.4.1	Overview

Silvercorp has established QA/QC procedures to monitor accuracy, precision and sample contamination of the sample stream during sampling, preparation, and analysis. Certified Reference Materials (CRMs) and coarse blanks have been included with drilling and underground samples since 2010. Field duplicates have been included with drilling samples since 2012, and with underground samples between 2012 and 2016, and between 2020 and 2021. Pulp duplicates were sent as internal check samples between 2010 and 2016. Umpire (check) samples (pulps) have been sent to a separate ‘umpire’ laboratory for most programs since 2010, with the exception of the period from July 2016 to December 2019.

Silvercorp analyzes samples for Ag, Pb, and Zn at all mines, and Au and Cu at select mines. Drillhole samples are submitted to external commercial laboratories for analysis. Drillhole sample dispatch and monitoring of is managed by geologists from the central Beijing office. Underground channel samples are almost exclusively sent to the Ying site laboratory for analysis. Underground sample dispatch and monitoring is managed by geologists at the respective mine site. Drillhole and underground assay data is stored within Microsoft Access databases at each mine site. QA/QC data is generally stored in Microsoft Excel worksheets.

A summary of QA/QC samples included in drilling and underground sampling since 2010 is presented in Table 11.3 and Table 11.5. Table 11.4 and Table 11.6 summarize the insertion rate of these QA/QC samples. Note in the period from 2004 to December 2009 limited QA/QC programs were in place, however no data was available for review.

In this report gold and copper values are not discussed in detail as they are not material components of the Mineral Resource.

Table 11.3	Ying QA/QC samples by time period (2010 - June 2016)
Time period	Drilling				Underground				Combined DH / UG1
	Drill samples	CRMs	Blanks	Field dups	Channel samples	CRMs	Blanks	Field dups	Pulp duplicates	Umpire samples
January 2010 to December 2011[2]	27,604	810	168	-	Reported with drill samples				543	247
January 2012 to June 2013[3]	17,369	477	531	447	17,938	648	390	330	684	319
July 2013 to July 2016[4]	14,444	453	438	422	44,166	1,282	1,104	850	684	519

Notes:

1 Previous reports combined drillhole and underground samples for pulp duplicate and umpire samples.

2 2012 Technical Report (Drill and channel samples combined).

3 2014 Technical Report.

4 2017 Technical Report.

Source: Compiled by AMC, 2022.

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Table 11.4	Ying QA/QC insertion rates by time period (2010 - June 2016)
Time period	Drilling				Underground				Combined DH / UG1
	Drill samples	CRMs	Blanks	Field dups	Channel samples	CRMs	Blanks	Field dups	Pulp duplicates	Umpire samples
January 2010 to December 2011[1]	27,604	2.9%	0.6%	0.0%	Reported with drill samples				2.0%	0.9%
January 2012 to June 2013[2]	17,369	2.7%	3.1%	2.6%	17,938	1.9%	0.9%	1.8%	1.9%	0.9%
July 2013 to July 2016[3]	14,444	3.1%	3.0%	2.9%	44,166	1.2%	0.9%	1.9%	1.2%	0.9%

Notes:

1 Previous reports combined drillhole and underground samples for pulp duplicate and umpire samples.

2 2012 Technical Report (Drill and channel samples combined).

3 2014 Technical Report.

4 2017 Technical Report.

Source: Compiled by AMC, 2022.

Table 11.5	Ying QA/QC samples by time period (July 2016 - 2021)
Time period [1]	Drilling					Underground
	Drill samples	CRMs	Blanks	Field dups	Check samples	Channel samples	CRMs	Blanks	Field dups	Umpire samples
July 2016 to December 2019[2]	20,433	625	625	623	0	67,274	1,731	304	0	0
January 2020 to December 2020[3]	61,366	1,437	1,425	1,431	52	21,532	481	485	486	470
January 2021 to December 2021[3]	148,869	3,423	3,427	3,779	200	22,075	417	419	419	670

Notes:

1 Breakdown by year is approximate. Year compiled by AMC based on drill date recorded in collar file and assay files. Where missing, dates were compiled from assay date, report date or interpolated by sorting data by sample ID.

2 2020 Technical Report.

3 Current Technical Report.

Source: Compiled by AMC, 2022 from data provided by Silvercorp.

Table 11.6	Ying QA/QC insertion rates by time period (July 2016 - 2021)
Time period [1]	Drilling					Underground
	Drill samples	CRMs	Blanks	Field dups	Check samples	Channel samples	CRMs	Blanks	Field dups	Umpire samples
July 2016 to December 2019[2]	20,433	3.1%	3.1%	3.0%	0.0%	67,274	2.6%	0.5%	0.0%	0.0%
January 2020 to December 2020[3]	61,366	2.3%	2.3%	2.3%	0.1%	21,532	2.2%	2.3%	2.3%	2.2%
January 2021 to December 2021[3]	148,869	2.3%	2.3%	2.5%	0.1%	22,075	1.9%	1.9%	1.9%	3.0%

Notes:

1 Breakdown by year is approximate. Year compiled by AMC based on drill date recorded in collar file and assay files. Where missing, dates were compiled from assay date, report date or interpolated by sorting data by sample ID.

2 2020 Technical Report.

3 Current Technical Report.

Source: Compiled by AMC, 2022 from data provided by Silvercorp.

11.4.2	Certified Reference Materials

Twenty different CRMs were used by Silvercorp during the January 2020 – December 2021 drill and channel sampling programs. All CRMs were supplied by CDN Resource Laboratories of Langley, British Columbia, Canada, and are variably certified for Ag, Pb, Zn, Cu, and Au. Nine of the CRMs

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Silvercorp Metals Inc.	722008

were used in previous years. The eleven new CRMs were purchased to replace depleted CRM stocks, or to monitor additional grade ranges.

Except for CDN-ME-1305, all CRMs are certified by four-acid digest with an instrumental finish for silver. CDN-ME-1305 is certified by fire assay with an instrument finish. CRMs CDN-ME-1603, CDN-ME-1606, CDN-ME-1810, CDN-ME-1902, and CDN-ME-2001 are also certified for silver by fire assay with a gravimetric finish. CDN-ME-1811 is also certified by aqua regia digest with instrument finish.

All copper, lead, and zinc values are certified by four-acid digest with an instrumental finish. All gold CRMs are certified by fire assay with an instrumental finish. CRM CDN-ME-1201 has only a provisional value for gold (relative standard deviation >~5%).

Details of CRMs used at Ying are presented in Table 11.7.

Table 11.7	Ying CRMs (January 2020 – December 2021)
CRM ID	Ag (g/t)		Pb (%)		Zn (%)		Au (g/t)		No. CRMs (drilling)		No. CRMs (channel)
	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	2020	2021	2020	2021
CDN-ME-1201[2]	37.6	1.7	0.465	0.016	4.99	0.145	0.125	0.015	-	57	-	2
CDN-ME-1808	39	1.3	0.6	0.01	3.85	0.075	2.31	0.14	-	359	-	62
CDN-ME-1702	47.4	1.65	2.38	0.06	1.23	0.02	3.24	0.09	-	292	-	51
CDN-ME-1403	53.9	2.7	0.414	0.009	1.34	0.03	0.954	0.039	-	133	-	7
CDN-ME-1204	58	3	0.443	0.012	2.36	0.06	0.975	0.033	-	63	-	-
CDN-ME-1404	59.1	1.35	0.381	0.009	2.08	0.035	0.897	0.032	-	60	-	-
CDN-FCM-7	64.7	2.05	0.629	0.021	3.85	0.095	0.896	0.042	-		-	1
CDN-ME-1603[3]	86	1.5	1.34	0.025	0.45	0.015	0.995	0.033	173	404	36	48
CDN-ME-1405	88.8	3.3	0.638	0.026	3.02	0.055	1.295	0.037	-	149	-	2
CDN-ME-1811[4]	90	2	0.304	0.008	1.55	0.03	2.05	0.12	-	192	-	7
CDN-ME-1801	108	3	3.08	0.05	7.43	0.15	0.911	0.029	297	506	104	36
CDN-ME-1606[3]	116	2.5	1.76	0.03	0.6	0.01	1.069	0.046	120	1	83	14
CDN-ME-1804	137	3.5	4.33	0.095	9.94	0.22	1.602	0.046	285	189	104	41
CDN-ME-1607	150	2.5	1.72	0.03	0.56	0.01	3.33	0.135	290	38	109	31
CDN-ME-1810[3]	154	4.5	1.46	0.035	0.96	0.02	4.41	0.165	272	784	33	61
CDN-ME-1305[1]	231	6	3.21	0.045	1.61	0.025	1.92	0.09	-	-	7	16
CDN-ME-1206	274	7	0.801	0.022	2.38	0.075	2.61	0.1	-	-	2	4
CDN-ME-1902[3]	349	8.5	2.2	0.05	3.66	0.115	5.38	0.21	-	135	-	1
CDN-ME-1302	418.9	8.15	4.68	0.12	1.2	0.02	2.412	0.117	-	-	3	11
CDN-ME-2001[3]	582	9.5	0.78	0.0155	1.5	0.025	1.317	0.0695	-	61	-	22

Notes:

•	CRMs are presented in order of increasing Ag expected value.
•	Except for CDN-ME-1305, All Ag, Pb, and Zn CRM values shown are certified by four-acid (4A) digest with instrumental finish. All CRM Au values are certified by fire assay with instrumental finish.
•	SD = standard deviation.

1 CDN-ME-1305: Ag certified by fire assay with instrument finish. Pb, and Zn CRM values shown are certified by four-acid (4A) digest with instrumental finish. Au CRM values are certified by fire assay with instrumental finish.

2 Provisional value for Au (RSD > ~5%).

3 Ag certified for 4A digest with instrumental finish and fire assay with gravimetric finish. Instrumental finish value shown.

4 Certified for 4A digest and aqua regia with instrumental finish. 4A digest value shown.

Source: Compiled by AMC, 2022.

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Silvercorp prepares individual 50 g CRM packets from bulk containers, and selects which CRMs are inserted into the sample stream based on visually estimated mineralization criteria (i.e., strongly mineralized samples are accompanied by CRMs with similarly high grades, and vice versa).

Silvercorp’s internal procedures require that CRMs are inserted into the sample stream at a rate of ~1 CRM for every 37 samples.

CRM performance is monitored on a batch-by-batch basis by geologists at each mine and by the Exploration Management Department in Silvercorp’s Beijing office. Assay data is visually reviewed on CRM control charts. Assay results of a CRM within ±2 standard deviations (SD) of the recommended value are considered acceptable, results between 2SD and 3SD are considered as a warning and assay data outside the ±3SD control lines are deemed failed assays. When two or more consecutive assays of CRMs occur outside the warning 2SD control lines in a sample batch, Silvercorp will notify the laboratory immediately to check their internal QA/QC procedures and re-assay samples of the batch with failed CRM assays. Only approved assay results are used for Mineral Resource estimation.

11.4.2.1	Discussion on CRMs (2020 - 2021 program)

CRMs contain known concentrations of silver, lead, and zinc which are inserted into the sample stream to check the analytical accuracy of the laboratory. Industry best practice typically advocates an insertion rate of at least 5 - 6% of the total samples assayed (Long et al. 1997; Méndez 2011; Rossi and Deutsch 2014). This should ensure that CRMs are included in every batch of samples sent to the laboratory. CRMs should be monitored on a batch-by-batch basis and remedial action taken immediately if required. For each economic mineral, the use of at least three CRMs is recommended with values:

•	At the approximate cut-off grade (COG) of the deposit.
•	At the approximate expected grade of the deposit.
•	At a higher grade.

Between January 2020 and December 2021, a total of 4,860 CRMs were submitted as part of the drilling program, representing an average overall insertion rate of 2.3%. For the channel sampling program, 898 CRMs were submitted during this timeframe, representing an average overall insertion rate of 2.1%. A detailed review completed by the QP also shows that actual insertion rates are somewhat erratic varying from ~1 in 20 samples to ~1 in 100 samples. In some cases, CRMs have not been inserted by various mines for extended periods of time. This does not provide adequate control to assess the performance of individual batches.

The average Measured plus Indicated Mineral Resource grades of the seven Ying Property mines range from ~80 g/t to 365 g/t for Ag, 1.1% to 5.1% for Pb, 0.2% to 2.5% for Zn, and 1.2 g/t to 4.1 g/t for Au. COGs for the seven mines of the Ying Property are expressed in Ag equivalency. Given that there is a positive correlation between metals, approximate Measured plus Indicated Mineral Resource COGs range from ~42 g/t to 154 g/t for Ag, ~0.4% to 1.8% for Pb, and ~0.2% to 0.8% for Zn (only applicable for SGX, HPG, LME, DCG). Gold rich veins incorporate COG ranges between 0.7 g/t and 1.6 g/t Au.

The 20 CRMs used presently by Silvercorp provide reasonable coverage of the COG and average grade ranges, and cover higher grade ranges for all economic minerals. It is noted that the lowest grades CRM for Zn has a grade of 0.45% which may not adequately monitor the contribution of low-grade (0.2%) zinc at some of the mines.

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Silvercorp Metals Inc.	722008

Industry best practice is to investigate and, where necessary, re-assay batches where any two consecutive CRM assay results occur outside of two standard deviations, or one CRM assay result occurs outside of three standard deviations of the certified value. It should be noted that consecutive CRM warnings are often defined by two different CRMs in a sample batch.

Control charts are commonly used to monitor the analytical performance of an individual CRM over time. CRM assay results are plotted in order of analysis along the X axis. Assay values of the CRM are plotted on the Y axis. Control lines are also plotted on the chart for the expected value of the CRM, two standard deviations above and below the expected value (defining a ‘warning’ threshold), and three standard deviations above and below the expected value (defining a ‘fail’ threshold). Control charts show analytical drift, bias, trends, and irregularities occurring at the laboratory (or various laboratories over time.

Table 11.8, Table 11.9, and Table 11.10 summarize the results of Ying CRMs for Ag, Pb, and Zn. These tables incorporate all mines, all laboratories, and both drilling and underground samples.

Figure 11.2 to Figure 11.7 present summary control charts for Ying CRMs for Ag, Pb, and Zn. Due to the number of labs used, control charts have been combined, and present CRM results compiled by year, laboratory, and sample type. Samples are sorted in chronological order within each laboratory. This combined control chart shows differences between laboratories, and changes in analytical accuracy and precision over time.

Table 11.8	Ying Ag CRM results (January 2020 – December 2021)
CRM ID	Expected value (Ag g/t)	SD	Grade range	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis-label	True fail	Fail %
CDN-FCM-7	64.7	2.05	LG	1	0	0	0	0	0	0	0.0
CDN-ME-1201	37.6	1.7	LG	59	2	4	0	2	0	2	3.4
CDN-ME-1204	58	3	LG	63	0	0	0	0	0	0	0.0
CDN-ME-1206	274	7	AG	6	0	0	0	0	0	0	0.0
CDN-ME-1302	418.9	8.15	HG	14	0	0	0	0	0	0	0.0
CDN-ME-1305	231	6	AG	23	0	0	0	0	0	0	0.0
CDN-ME-1403	53.9	2.7	LG	140	0	0	1	0	1	0	0.0
CDN-ME-1404	59.1	1.35	LG	60	1	0	5	0	0	5	8.3
CDN-ME-1405	88.8	3.3	LG	151	0	0	0	0	1	0	0.0
CDN-ME-1603#	86	1.5	LG	661	38	16	41	3	1	43	6.5
CDN-ME-1606	116	2.5	AG	218	1	2	1	1	1	1	0.5
CDN-ME-1607	150	2.5	AG	468	22	6	3	0	42*	3	0.6
CDN-ME-1702	47.4	1.65	LG	343	8	0	10	1	3*	9	2.6
CDN-ME-1801#	108	3	AG	943	0	1	5	0	6*	1	0.1
CDN-ME-1804	137	3.5	AG	619	0	3	0	0	0	0	0.0
CDN-ME-1808	39	1.3	LG	421	1	16	1	4	2	3	0.7
CDN-ME-1810	154	4.5	AG	1,150	13	0	1	0	2*	1	0.1
CDN-ME-1811	90	2	LG	199	11	1	1	2	1	2	1.0
CDN-ME-1902	349	8.5	HG	136	0	4	1	0	1	0	0.0
CDN-ME-2001	582	9.5	HG	83	16	2	2	3	0	5	6.0
Total	-	-	-	5,758	113	55	72	16	61	75	1.3

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD=standard deviation, LG=low grade, AG=average grade, HG=high grade.

# Control chart presented.

* Mislabels do not affect Ag CRM.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
Figure 11.2	Summary control chart for CDN-ME-1603 (Ag)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

Figure 11.3	Summary control chart for CDN-ME-1801 (Ag)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
Table 11.9	Ying Pb CRM results (January 2020 – December 2021)
CRM ID	Expected value (Pb%)	SD	Grade range	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis-label	True fail	Fail %
CDN-FCM-7	0.629	0.021	LG	1	0	0	0	0	0	0	0.0
CDN-ME-1201	0.465	0.016	LG	59	0	0	0	0	0	0	0.0
CDN-ME-1204	0.443	0.012	LG	63	0	0	0	0	0	0	0.0
CDN-ME-1206	0.801	0.022	LG	6	0	0	0	0	0	0	0.0
CDN-ME-1302	4.68	0.12	HG	14	0	0	0	0	0	0	0.0
CDN-ME-1305	3.21	0.045	HG	23	0	0	0	0	0	0	0.0
CDN-ME-1403	0.414	0.009	LG	140	0	6	1	0	1	0	0.0
CDN-ME-1404	0.381	0.009	LG	60	0	18	0	1	0	1	1.7
CDN-ME-1405	0.638	0.026	LG	151	0	0	1	0	1	0	0.0
CDN-ME-1603	1.34	0.025	LG	661	7	48	1	3	1	3	0.5
CDN-ME-1606	1.76	0.03	AG	218	14	2	0	1	1	0	0.0
CDN-ME-1607#	1.72	0.03	AG	468	14	3	42	0	42	0	0.0
CDN-ME-1702	2.38	0.06	AG	343	1	0	3	0	3	0	0.0
CDN-ME-1801#	3.08	0.05	HG	943	39	3	15	1	6	10	1.1
CDN-ME-1804	4.33	0.095	HG	619	3	3	1	0	0	1	0.2
CDN-ME-1808	0.6	0.01	LG	421	0	82	1	18	2	17	4.0
CDN-ME-1810	1.46	0.035	LG	1,150	2	3	2	2	2	2	0.2
CDN-ME-1811	0.304	0.008	LG	199	0	17	0	11	1	10	5.0
CDN-ME-1902	2.2	0.05	AG	136	0	2	1	1	1	1	0.7
CDN-ME-2001	0.78	0.0155	LG	83	0	6	0	0	0	0	0.0
Total	-	-	-	5,758	80	193	68	38	61	45	0.8

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD=standard deviation, LG=low grade, AG=average grade, HG=high grade.

# Control chart presented.

Source: Compiled by AMC, 2022.

Figure 11.4	Summary control chart for CDN-ME-1607 (Pb)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
Figure 11.5	Summary control chart for CDN-ME-1801 (Pb)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

Table 11.10	Ying Zn CRM results (January 2020 – December 2021)
CRM ID	Expected value (Zn%)	SD	Grade range	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis-label	True fail	Fail %
CDN-FCM-7	3.85	0.095	HG	1	0	0	0	0	0	0	0.0
CDN-ME-1201	4.99	0.145	HG	59	2	0	0	0	0	0	0.0
CDN-ME-1204	2.36	0.06	AG	63	6	0	4	0	0	4	6.3
CDN-ME-1206	2.38	0.075	AG	6	0	0	0	0	0	0	0.0
CDN-ME-1302	1.2	0.02	AG	14	0	0	0	1	0	1	7.1
CDN-ME-1305	1.61	0.025	AG	23	0	0	1	0	0	1	4.3
CDN-ME-1403	1.34	0.03	AG	140	0	0	1	0	1	0	0.0
CDN-ME-1404	2.08	0.035	AG	60	11	0	1	0	0	1	1.7
CDN-ME-1405	3.02	0.055	HG	151	17	0	12	0	1	11	7.3
CDN-ME-1603	0.45	0.015	LG	661	25	3	1	2	1	2	0.3
CDN-ME-1606	0.6	0.01	LG	218	8	7	1	3	1	3	1.4
CDN-ME-1607	0.56	0.01	LG	468	21	8	6	44	42	8	1.7
CDN-ME-1702#	1.23	0.02	AG	343	39	4	20	3	3	20	5.8
CDN-ME-1801	7.43	0.15	HG	943	80	66	6	0	6	0	0.0
CDN-ME-1804	9.94	0.22	HG	619	31	5	0	0	0	0	0.0
CDN-ME-1808	3.85	0.075	HG	421	1	32	4	2	2	4	1.0
CDN-ME-1810	0.96	0.02	LG	1,150	170	4	2	1	2	1	0.1
CDN-ME-1811	1.55	0.03	AG	199	2	0	2	0	1	1	0.5
CDN-ME-1902	3.66	0.115	HG	136	4	0	2	0	1	1	0.7
CDN-ME-2001	1.5	0.025	AG	83	3	1	2	0	0	2	2.4
Total	-	-	-	5,758	420	130	65	56	61	60	1.0

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD=standard deviation, LG=low grade, AG=average grade, HG=high grade.

# Control chart presented.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
Figure 11.6	Summary control chart for CDN-ME-1405 (Zn)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

Figure 11.7	Summary control chart for CDN-ME-1702 (Zn)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2020-2021), CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

The QP notes the following, based on the review of CRMs used at the seven Ying Mines between January 2020 and December 2021:

•	The 2020 to 2021 work program does not appear to have had any rigorous real time data review or remedial actions applied.
•	A significant number of CRM sample numbering errors (mis-labels) have occurred during the program with a total of 43 mis-label errors noted for CRM CDN-ME-1607. These errors occur from numerous mines suggesting the mis-label may have occurred when individual 50 g packages were prepared from the bulk containers. Other mislabel errors are more erratic and are likely due to the wrong CRM being included in the sample bag during sampling, or the wrong CRM being recorded in the database.
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•	Three Ag CRMs, one Pb CRM, and four Zn CRMs have a failure rate greater than 5%. These warnings and failures are generally related to specific laboratories.
•	Silver:
—	A total of 75 CRMs out of the total 5,758 submitted returned Ag results outside of control limits representing an overall 1.43% failure.
—	CRM CDN-ME-1404 (59.1 g/t Ag) returned 5 Ag results outside of control limits, with a failure rate of 8.3%. All were low-fails related to the Chengde-514 laboratory and a persistent ~8% low bias.
—	CRM CDN-ME-1603 (86 g/t Ag, Figure 11.2) returned 43 Ag results outside of control limits, with failure rates of 6.5%. The majority were low fails related to the site laboratory and an associated ~4% low bias.
—	CRM CDN-ME-2001 (582 g/t Ag) returned 5 Ag results outside of control limits, with a failure rate of 6.0%. The two low fails are associated with the HGI lab, where all assay results are biased ~4% low. The three high fails are sporadic outliers associated with the site lab, rather than related to a systematic bias.
—	CRM CDN-ME-1702 (47.4 g/t Ag) returned a total of 8 assay results below lower control limits and 8 results below lower warning limits. A single assay was outside upper control limits. Most warnings and failures were associated with the site laboratory where assay results are biased ~4% low.
—	Several of the laboratories show slight bias in Ag analytical results. Chengde Ag CRMs show a relatively consistent slight negative bias compared to other labs. The appears to be most prevalent in lower grade Ag CRMs (CDN-ME-1403, CDN-ME-1404, CDN-ME-1405, CDN-ME-1603, and CDN-ME-1808).
•	Lead:
—	A total of 45 CRMs out of the total 5,758 submitted returned Pb results outside of control limits representing an overall 0.8% failure.
—	CRM CDN-ME-1811 (0.3% Pb) returned 10 results outside of upper control limits (5.0% failure rate) and 17 results outside of upper warning limits. All failures were associated with the site laboratory. Positive warnings were associated with the Chengde 514 lab and the HGI lab.
—	CRM CDN-ME-1808 (0.6% Pb) returned 17 Pb results outside of upper control limits (4.0% failure rate), and 82 outside of upper warning limits. Failures were associated with the Chengde 514 lab, and the site lab. Most warnings were associated with slightly positively biased results from the Chengde 514 lab and the HGI lab. These laboratories returned precise and accurate results for CDN-ME-1405 (0.638% Pb) suggesting that issues may be specific to CDN-ME-1808, rather than a persistent laboratory bias.
—	CRM CDN-ME-1801 (3.08% Pb, Figure 11.5) returned 10 results outside control limits (1.1% failure rate) and 42 samples outside warning limits. Fails and warnings came from 7 of the 10 laboratories. All fails except one are outside lower controls. Several laboratories show a negative bias.
—	CRM CDN-ME-1603 (1.34% Zn) returned 3 results outside of upper control limits, 48 results above upper warning limits and 7 results below lower warning limits. The spread of data within and between laboratories suggests an inherent variability within the CRM. One fail, and 41 of the 48 warnings are associated with the SGS laboratory in the latter part of 2021. The CRM performance from all laboratories is generally comparable.
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•	Zinc:
—	A total of 69 CRMs out of the total 5,758 submitted returned Zn results outside of control limits representing an overall failure rate of 1%.
—	CRM CDN-ME-1405 (3.02% Zn, Figure 11.6) retuned 11 results outside lower control limits (7.3% failure rate) and 12 results outside of lower warning limits. Failures were associated with samples from the Chengde 514 lab, the HGI lab and the site lab. A persistent negative bias is noted at the Chengde 514 lab, and a slight positive bias is noted at the SGS lab).
—	CRM CDN-ME-1702 (1.23% Zn, Figure 11.7) returned 19 results below control limits, and 1 sample above control limits representing an overall 5.8% failure. An additional 43 results were outside of warning limits (39 below, 4 above). Most failures are associated with the SGS laboratory due to a consistent 4% negative bias. Negative bias is also apparent at the Chengde 514 and HGI laboratories. The Henan Non-Ferrous Zhengzhou and Brigade 6 laboratories results show a slight positive bias, and larger spread of data which account for most high warnings.
—	CRM CDN-ME-1810 (0.96% Zn) returned a single result outside upper control limits, four results above upper warning limits and 170 results (~15%) below lower warning limits. The single fail is related to the site laboratory. The significant number of low warnings are associated with analytical results with a persistent low bias returned from Chengde 514, SGS, and HGI laboratories.
—	CRM CDN-ME-1801 (7.43% Zn) returned all results within control limits (after accounting for mis-labels) but returned 66 results above upper warning limits and 80 results below lower warning limits. Low warnings are related to a persistent ~4% negative bias at Chengde 514 laboratory. High warnings are related to a ~4% high bias as the SGS laboratory. Henan Non-Ferrous (Zhengzhou, Brigade 1 and 6) show relatively consistent results, but with greater scatter than other laboratories. HGI also shows a slight negative bias.
—	CRM CDN-ME-1204 (2.36% Zn) returned 4 results below lower control limits representing a failure rate of 6.3% from 63 samples. All CRM failures are related to the HGI laboratory.
—	CRM CDN-ME-1302 (1.2% Zn) has a failure rate of 7.1% based on a single analysis returning a result outside upper control limits, out of a total of 14 analyses.
•	Gold:
—	Gold CRM performance is similar to Ag, Pb, and Zn, with differences in analytical accuracy noted between labs, and both high and low bias occurring at specific laboratories and specific CRMs.
•	General comments:
—	In general, CRMs included with sample submissions show overall acceptable analytical accuracy, with most CRM results occurring within control limits (within three between-laboratory standard deviations of the expected value as specified on the CRM certificate).
—	The relatively low CRM insertion rates (~2%), large number of different CRMs in use, and number of laboratories used for the 2020 - 2021 program restrict the ability to monitor laboratory performance over time. Increasing insertion rates, decreasing the number of different CRMs, and decreasing the number of laboratories (if and where practical) would provide more data per unit of time and allow for better tracking of laboratory performance.
—	Instances of analytical bias are noted in several laboratories and numerous CRMs. In general, the average assay result for the CRM is within 5% of the expected CRM result. Most bias observed is negative, where the assay result from the laboratory is less than
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the expected value. It should be noted however that the average grade of combined assay results from laboratories closely approximates the expected value stipulated on the CRM certificate, indicating there is no persistent bias observed within any specific grade range.

—	Analytical drift and changes in instrument calibration are observed at several laboratories throughout the 2020 - 2021 program.
—	Discrepancies between laboratory results for a particular CRM may be the result of differences in sample sizes, digestion parameters, or analytical method and / or machine calibration issues at individual labs.
—	The QA/QC database provided by Silvercorp for QP review was not provided in a format which enables a detailed review of QA/QC data on a batch (submission) basis. This is primarily due to the use of inconsistent batch reference numbers between the CRM database and the sample database. The use of reference numbers in ‘date like’ formats may also lead to discrepancies between database batch reference numbers, when data is stored within Excel worksheets.
—	Despite Silvercorp’s protocols which require the review of QA/QC data in real time, data associated with the 2020 to 2021 work program does not appear to have been subject to a rigorous review with remedial actions applied. Issues of lab bias and mislabeled samples should be identified and communicated to the relevant laboratory during work programs.
11.4.2.2	Discussion on CRMs (2010 - 2019)

Silvercorp has included CRMs with sample submissions in previous work programs. A summary of the results is presented below:

•	CRM submissions and results prior to 2010 are not available.
•	For drill and channel programs completed between January 2010 and June 2016 CRMs comprised approximately 3% of total samples submitted to the laboratory. CRMs demonstrate reasonable analytical accuracy with most CRM analyses occurring within control limits. Minor bias was noted in several CRMs.
•	CRMs were included in 2016 to 2019 drilling and underground sample programs comprising approximately 2.7% of samples submitted to the laboratory. All grade ranges except high-grade silver were monitored by fourteen different CRMs. Analytical drift and negative bias were noted in several CRMs for Ag, Pb, and Zn. In general CRM results show an overall acceptable analytical accuracy.
11.4.2.3	Recommendations for CRMs
•	Revise protocols so that CRMs are inserted using a systematic approach at a rate of 1 CRM in every 20 samples (5%) for both drilling and underground samples. Consider implementation of practices such as assigning CRM samples in the sample tag books prior to actual sampling, so that CRM samples occur regularly and within each batch of samples.
•	Ensure that CRM results are monitored in a ‘real-time’ basis and ensure that sample batches where CRMs return results outside of two standard deviations, or one CRM outside of three standard deviations are investigated and reanalyzed.
•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.
•	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.
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•	Consider adapting the present database system to include the ability to capture and store QA/QC data. Issues related to batch submission references should be addressed to enable third-party auditors to review CRM performance on a batch (submission) basis.
•	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated including the standardization of sample preparation and analysis methods between all labs.
•	Ensure that all laboratories are running their own internal CRMs to monitor performance. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database. This provides additional data to monitor analytical drift and bias.
•	Attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.
•	Investigate the availability of CRMs certified by two-acid versus four-acid digestion.
•	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRM from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.
•	Consider adding a CRM that monitors low grade zinc (<0.2%).
11.4.3	Blank samples

Coarse blank material used at the Project are derived from several unmineralized marble quarries nearby to individual mine sites. To the QP’s knowledge, the quarry sources have not been subjected to detailed analytical testing or certification.

Between January 2020 and December 2021, a total of 4,852 coarse blanks were inserted into the drill core sample stream and 678 coarse blanks were inserted into the channel sample stream. This represents an insertion rate of 2.3% and 1.9% for drillhole and channel samples respectively.

Silvercorp revised blank failure criteria in 2020 to consider blank samples with assay results greater than 10 g/t Ag, 0.1% Pb, or 0.1% Zn to have failed. Statistics on blank samples submitted by Silvercorp between January 2020 and December 2021 and the results of Silvercorp pass / fail parameters are presented in Table 11.11.

Table 11.11	Ying coarse blank results based on Silvercorp fail criteria (2020-2021)
Sample type	Laboratory	n blank samples	n Ag fail >10 g/t	n Pb fail >0.1%	n Zn fail >0.1%	% Ag fail	% Pb fail	% Zn fail
Drill	Ying Site Laboratory	107	5	4	1	4.7	3.7	0.9
	SGS Tianjin	1,509	10	16	5	0.7	1.1	0.3
	Henan Nonferrous Ins	1,019	3	4	3	0.3	0.4	0.3
	Chengde Laboratory	810	10	11	2	1.2	1.4	0.2
	Qiqihar Geol Test Centre	559	13	18	5	2.3	3.2	0.9
	Henan Gold Test Centre	268	2	7	1	0.7	2.6	0.4
	Henan Geol Brigade 1	277	7	7	1	2.5	2.5	0.4
	Henan Nonferrous Brigade 6	195	5	4	1	2.6	2.1	0.5
	Henan Nonferrous Brigade 1	108	1	1	0	0.9	0.9	0.0
	Inner Mongolia Geol Lab	N/A	-	-	-	-	-	-
	Total	4,852	56	72	19	1.2	1.5	0.4
UG	Ying Site Laboratory	678	19	27	5	2.8	4.0	0.7

Notes: Drill=drilling, UG=underground channel samples.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
11.4.3.1	Discussion on blanks (2020 - 2021 programs)

Coarse blanks test for contamination during both the sample preparation (crushing, pulverizing) and assay process. Pulp or fine blanks test for contamination during the analytical process. Both coarse and fine blanks should be inserted in each batch sent to the laboratory and comprise 4 - 5% of total samples submitted (Long et al. 1997; Méndez 2011; Rossi and Deutsch 2014).

Blank samples should be monitored in real-time as the results of sample batches are received. Failed blank samples should be investigated and sample batches where contamination is identified should be re-assayed. The generally accepted criterion is that 80% of coarse blanks should be less than three times the lower limit of analytical detection (LLD), and 90% of pulp blanks should be less than two times the LLD.

Where extremely low LLD are utilized for ore grade analysis, blank performance is best measured against a practical lower detection limit, which can be calculated from pulp duplicate data. Analytical test work on the blank material by multiple laboratories may also provide an understanding of the expected grade distribution of blank materials. Given that Silvercorp has does not have pulp duplicate data for Ying samples, and there is no analysis to assess the metal distribution within the blank material a practical detection limit cannot be derived.

Table 11.12, Figure 11.8, Figure 11.9, and Figure 11.10 present the results of January 2020 to December 2021 coarse blanks using three times the LLD to identify blank fails.

Table 11.12	Ying coarse blank results based on 3 x LLD fail criteria
Sample type	Laboratory	n sample	Ag LLD	Pb LLD	Zn LLD	n Ag fail	n Pb fail	n Zn fail	% Ag fail	% Pb fail	% Zn fail
Drill	Ying Site Laboratory	107	5	0.02	0.02	5	17	5	4.7	15.9	4.7
	SGS Tianjin	1,509	2	0.0002	0.0001	16	1,410	1,494	1.1	93.4	99
	Henan Nonferrous Ins	1,019	2	0.01	0.01	8	29	15	0.8	2.8	1.5
	Chengde Laboratory	810	2	0.005	0.005	13	66	24	1.6	8.1	3.0
	Qiqihar Geol Test Centre	559	2	0.0001	0.0001	25	559	559	4.5	100	100
	Henan Gold Test Centre	268	2	0.01	0.01	3	20	9	1.1	7.5	3.4
	Henan Geol Brigade 1	277	1	0.001	0.001	34	107	209	12.3	38.6	75.5
	Henan Nonferrous Brigade 6	195	5	0.03	0.03	2	4	1	1.0	2.1	0.5
	Henan Nonferrous Brigade 1	108	5	0.02	0.02	1	2	1	0.9	1.9	0.9
	Total	4,852	-	-	-	107	2,320	2,424	2.2	47.8	50.0
UG	Ying Site Laboratory	678	5	0.02	0.02	15	54	16	2.2	8.0	2.4

Notes: Drill=drilling, UG=underground channel samples, LLD=lower limit of analytical detection.

Source: Compiled by AMC, 2022.

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Silvercorp Metals Inc.	722008
Figure 11.8	Coarse blank control chart (Ag)

Notes: CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

Figure 11.9	Coarse blank control chart (Pb)

Notes: CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

Figure 11.10	Coarse blank control chart (Zn)

Notes: CH514=Chengde, HGI= Qiqihar Geol Test Centre, HNF_Zheng=Henan Non-Ferrous Ins, HGTC=Henan Gold Test Centre, HGeo_Br1=Henan Geol Brigade 1, HNF_Br6=Henan Nonferrous Brigade 6, HNF_Br1=Henan Nonferrous Brigade 1.

Source: Compiled by AMC, 2022.

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The QP makes the following observations with respect to coarse blanks:

•	The coarse blank material used by Silvercorp has not been tested to ensure sufficiently low concentrations of metals of interest.
•	The 2020 to 2021 work program does not appear to have had any rigorous real time data review or remedial actions applied.
•	Silvercorp’s 10 g/t fail limit for Ag is between two to ten times higher than the reported LLD and well below the expected Ag COGs at all the deposits. This is considered an acceptable limit.
•	Silvercorp’s failure limit of 0.1% Pb and Zn is between 3 and 1,000 times higher than the reported LLDs. Given that the COG of some deposits may include Pb and Zn grades in the 0.2% to 0.5% range, the failure limit is likely too high to identify systematic contamination which may impact COG decisions.
•	Based on Silvercorp’s 10 g/t Ag coarse blank failure criteria, 1.2% of total drillholes and 2.8% underground blanks exceed the failure threshold. Individual lab failure rates vary between 0.7% and 4.7%.
•	Based on Silvercorp’s 0.1% Pb coarse blank failure criteria, 1.5% of total drillholes and 4% underground blanks exceed the failure threshold. Individual lab failure rates vary between 0.4% and 3.7%.
•	Based on Silvercorp’s 0.1% Zn coarse blank failure criteria, 0.4% of total drillholes and 0.7% underground blanks exceed the failure threshold. Individual lab failure rates vary between 0% and 0.9%.
•	Table 11.12 shows that laboratories used at the Ying project incorporate a wide range of LLDs. The LLD for Ag varies between 1 g/t to 5 g/t, for Pb and Zn between 0.0001% to 0.01% and for Au between 0.01 to 0.1 g/t.
•	When applying a 3 times LLD failure criteria the following is noted:
—	Extremely high failure rates are noted for Pb and Zn at SGS Tianjin (93% Pb, 99% Zn), Qiqihar Geol Test Centre (100% Pb, 100% Zn), Henan Geology Brigade 1 (39% Pb, 79% Zn). These laboratories have extremely low detection limits (Table 11.2, Table 11.12,) and corresponding low failure control limits. Excessive Pb and Zn failures are most likely due to the blank material having a higher background concentration than the control limit.
-	If a blank fail control limit of 0.05% Pb is applied, failure rates greater than 5% are noted at Henan Geol Brigade 1 (5.8%), Henan Gold Test Centre (5.6%), and Qiqihar Geol Test Centre (5.5%).
-	If a blank fail control limit of 0.05% Zn is applied all laboratories have failure rates less than 5%.
-	Chengde Laboratory has a Pb failure rate of 8% due to 66 assays reporting above 0.015% Pb. This is likely due to background material having a higher concentration than the control limit.
—	The site laboratory has a failure rate of 4.7% for Ag and Zn, and 15.9% for Pb for drillhole samples, and a failure rate of 8% for underground channel samples.
•	While blank material has not been tested, the results received from various laboratories suggest blank material has an average concentration less than 5 g/t Ag, 0.025% Pb, and 0.025% Zn. While the expected grade distributions of coarse blanks is not definitive, analytical results from the nine different laboratories (Figure 11.8, Figure 11.9, Figure 11.10) suggest low levels of contamination are occurring at the site laboratory, Henan Geol Brigade 1, Qiqihar Geol Test Centre and the Henan Gold Test Center. The level of contamination appears to increase at the site laboratory in 2021.
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•	General comments:
—	In general, coarse blank samples show that minor levels of contamination are occurring during either the sample preparation or analytical process. The amount of contamination observed is unlikely to have a material impact on Mineral Resource estimates.
—	Despite Silvercorp’s protocols which require the review of QA/QC data in real time, data associated with the 2020 to 2021 work program does not appear to have been subject to a rigorous review with remedial actions applied. Issues of laboratory contamination should be communicated to relevant laboratories as soon as possible.
11.4.3.2	Discussion on blanks (2010 - 2019)

Silvercorp has included coarse blanks with sample submissions in previous work programs. A summary of results is presented below:

•	Blank submissions and results prior to 2010 are not available.
•	For drill and channel programs completed between January 2010 and June 2016 coarse blanks comprised approximately 2% of total samples submitted to the laboratory. Minor contamination was noted during the July 2012 to June 2016 programs and affected batches were reanalyzed.
•	Coarse blanks were included in 2016 to 2019 drilling and underground sample programs comprising approximately 2.6% of samples submitted to the laboratory. No systematic contamination was noted in drillhole or underground channel samples.
11.4.3.3	Recommendations on blanks

The QP makes the following recommendations:

•	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, and Zn of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.
•	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.
•	Insert blanks immediately after expected high-grade mineralization.
•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.
•	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.
•	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.
•	Implement the monitoring of blank results in real-time and ensure that sample batches with blanks exceeding failure limits are investigated and reanalyzed.
•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.
•	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.
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11.4.4	Duplicate samples

Silvercorp’s current QA/QC protocols include the insertion of field duplicates with both drilling and underground channel samples. Field duplicates have been included with drilling samples since 2012 and have been included with underground channel samples between January 2012 and July 2016, and between January 2020 and December 2021.

Between January 2020 and December 2021, a total of 5,210 quarter core field duplicates were submitted with drillhole samples, and 905 field duplicates were submitted with underground samples (Table 11.3). This represents a field duplicate insertion rate of 2.5% for drilling and 2.1% for underground channel samples.

Field duplicates of core samples are prepared by cutting the unsampled half of the core into quarters and including one of these quarters as a separate sample in the original laboratory submission. Underground field duplicates comprise the collection of a separate sample from rock chips taken at the same location in the face, back or wall of tunnels, and including this in the initial laboratory submission.

Silvercorp monitors field duplicates using scatter graph plots of the grades of original samples against the grades of the corresponding duplicate. A 45-degree line representing equal grades of the original and the duplicate are included on the plot as well as a line representing 20% error. Silvercorp expects field duplicates to be within 20% of the original sample.

11.4.4.1	Discussion on duplicates (2020 - 2021 program)

Duplicate samples are taken at successive points within the sample preparation and analysis process to understand the variances occurring at each stage of the process. Pulp duplicates monitor variance associated with sub-sampling of the pulp, the analysis process as well as the inherent geological variability. Coarse reject duplicates monitor these same variances plus the variance associated with sub-sampling of the coarse reject. Field duplicates monitor all previously described variances plus the variance associated with the actual sampling process.

While duplicate samples should encompass the entire range of grades seen within a deposit to ensure that the geological heterogeneity is understood, most duplicate samples should be selected from zones of mineralization. Unmineralized or very low-grade samples approaching the stated limit of lower detection are commonly imprecise, and do not provide a meaningful assessment of variance.

Generally accepted industry best practice is to include a combination of field, coarse and pulp duplicates in the original sample stream in approximately equal proportions at a combined insertion rate of 5 to 6% (Long et al. 1997; Méndez 2011; Rossi and Deutsch 2014).

Duplicate data can be assessed using a variety of approaches. The QP typically assesses duplicate data using scatter plots and absolute relative paired difference (RPD) plots which measure the absolute difference between a sample and its duplicate relative to the mean of the pairs. In these analyses, pairs where one sample is less than 15 times the LLD are excluded. Removing these low values ensures that there is no undue influence on the RPD plots due to the higher variance of grades expected near the lower detection limit, where precision becomes poorer (Long et al. 1997).

The performance of duplicates is dependent on the mineralization style, inherent geological variance, and variance associated with sampling. The relative precision of a duplicate sample will increase as the variance associated with sub-sampling is removed. Pulp duplicates should therefore be more precise (alike) than coarse duplicates as they do not incorporate the sampling errors

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associated with collection of the sub-sample from the coarse reject. Coarse reject duplicates should be more precise than field duplicates.

The generally accepted criterion is that 85 - 90% of field duplicate samples should have an absolute relative difference of less than 25%. The threshold RPD decreases to less than 20% for coarse duplicates and to less than 10% for pulp duplicates (Rossi and Deutsch 2014).

Table 11.13 presents a summary of field duplicates by laboratory and sample type. Figure 11.11 presents example RPD and scatter plots for Ag, Pb, and Zn respectively for underground channel samples processed at the Ying site laboratory.

Table 11.13	Field duplicate results by laboratory and sample type
Element	Sample type	Drill									UG
	Lab =>	Ying Site lab	SGS Tianjin	Henan Nonferrous Ins	Chengde Laboratory	Qiqihar Geol Test Centre	Henan Gold Test Centre	Henan Geol Brigade 1	Henan Nonferrous Brigade 6	Henan Nonferrous Brigade 1	Ying site Lab
Ag	n dup pairs	54	714	870	475	618	90	232	86	53	1,032
	LLD (g/t)	5	2	2	2	2	2	1	5	5	5
	Mean orig (g/t)	56	112	77	157	80	313	122	229	99	430
	Mean dup (g/t)	96	110	67	155	80	245	119	241	124	440
	n > 15 x LLD	8	195	176	152	102	50	76	31	15	541
	<25% RPD (%)	50%	46%	44%	47%	39%	40%	38%	52%	33%	46%
Pb	n dup pairs	96	1,105	753	723	483	178	207	125	79	1,032
	LLD (%)	0.02	0.0002	0.01	0.005	0.0001	0.01	0.001	0.03	0.02	0.02
	Mean orig	1.48	0.86	1.49	1.22	1.13	1.72	1.51	1.49	1.32	5.80
	Mean dup	1.64	0.80	1.46	1.25	1.13	1.66	1.45	1.41	1.54	5.71
	n > 15 x LLD	55	1105	417	404	483	94	186	49	43	892
	% <25% RPD	55%	48%	53%	52%	48%	52%	46%	47%	47%	52%
Zn	n dup pairs	92	1,401	955	742	545	201	235	84	74	1,032
	LLD (%)	0.02	0.0001	0.01	0.005	0.0001	0.01	0.001	0.03	0.02	0.02
	Mean orig	0.15	0.28	0.31	0.51	0.38	0.32	0.40	0.96	0.35	1.72
	Mean dup	0.19	0.27	0.32	0.52	0.35	0.29	0.42	0.88	0.32	1.68
	n > 15 x LLD	8	1401	183	272	545	48	179	16	13	509
	% <25% RPD	50%	59%	43%	54%	59%	54%	59%	69%	38%	51%

Notes: n dup pairs=number of duplicate pairs where the assay value of each duplicate is not blank and >0. LLD=Lower limit of analytical detection

Source: Compiled by AMC, 2022.

The QP makes the following observations with respect to field duplicates:

•	The results of field duplicate sampling of quarter core and a separate underground sample are less than optimal.
•	The proportion of duplicate samples greater than 15 times the detection is variable dependent on the various labs detection limit and actual assay results. This ranges from 9% of total duplicates at the Ying Site laboratory (Zn) to 100% of duplicates at the Qiqihar Geol Test Centre (Pb, Zn).
•	The percentage of quarter core duplicate samples with a RPD of less than 25% ranges from 33% to 52% for Ag, 47% to 55% for Pb, and 38% to 69% for Zn at the various laboratories.
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•	The percentage of underground duplicate samples with a RPD of less than 25% is 46% for Ag, 52% for Pb, and 51% for Zn.
•	Duplicate performance is broadly similar between laboratories and elements. This suggests that a significant source of the variance may be occurring at the initial sampling process.
•	The implementation of coarse (crush) duplicates and pulp duplicates in future programs could be used to assist in identifying where error is occurring during the sampling process.
•	A comparison of the mean of original samples against the mean of duplicate samples shows no consistent bias is occurring between the original and duplicate. Most laboratories have a duplicate mean that is within 10% of the original sample mean. The notable exceptions to this are the Ying Site laboratory and the Henan Non-Ferrous Brigade 1 laboratory. Differences in means are the result of relatively few samples greater than 15 times the detection and the presence of outliers.
•	Sub-optimal results of duplicate samples may be attributable to heterogeneity within the mineralization.
Figure 11.11	Ying field duplicate RPD and scatter plots of Ag (channel samples)

Notes: Lower detection limit 5 g/t Ag (541 duplicate pairs).

Source: Compiled by AMC, 2022.

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Figure 11.12	Ying field duplicate RPD and scatter plots of Pb (channel samples)

Notes: Lower detection limit 0.02% Pb (862 duplicate pairs).

Source: Compiled by AMC, 2022.

Figure 11.13	Ying field duplicate RPD and scatter plots of Zn (channel samples)

Notes: Lower detection limit 0.02% Zn (509 duplicate pairs).

Source: Compiled by AMC, 2022.

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11.4.4.2	Discussion on duplicates (2010 - 2019 programs)

Silvercorp has included field duplicates with sample submissions in most previous work programs since January 2012. Pulp duplicates were submitted during programs from January 2010 to July 2016.

•	Drill field duplicate insertion rates have varied between 2.6% and 3.0%. Underground field duplicate insertion rates have varied between 1.8% and 1.9%.
•	Pulp duplicate insertion rates varied between 1.2% and 2.0% of total drillhole and underground samples submitted.
•	A review of field duplicate and pulp duplicate data from programs completed prior to July 2016 do not show any significant issues with data collected during this time.
•	Field duplicates collected between July 2016 and December 2019 show similar trends to the most recent programs with typically less than 40% of duplicate pairs having a RPD of less than 25%.
11.4.4.3	Recommendations on duplicates

The QP recommends that the following improvements be made to the QA/QC protocols with respect to duplicate samples:

•	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates and pulp duplicates. The collection of duplicates at different stages of the sampling process will enable the source of sampling variance to be understood.
•	Investigate the cause of poor field duplicate performance in both core and underground samples. This could include a test phase that incorporates the following:
—	Completing polished section petrology to understand the particle size and nature of mineralization.
—	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).
—	Consider increasing the size of underground samples.
11.4.5	Umpire (check) samples

Silvercorp regularly submits a portion of pulp samples to a second umpire (check) laboratory for independent analysis. Individual samples are selected randomly from mineralized samples and encompass a variety of grade ranges.

A total of 1,392 umpire samples were submitted to a second laboratory between January 2020 and December 2021. Table 11.14 presents a summary of the number of umpire samples by primary and umpire laboratory. For drillhole samples analyzed at various primary laboratories, umpire samples were sent to SGS Tianjin for umpire analysis. Underground samples where the original sample was analyzed at the Site Laboratory were submitted to four different commercial laboratories (Chengde, Henan Geol Brigade 1, Henan Non-Ferrous Ins, and SGS Tianjin). CRMs and blanks do not appear to have been submitted with umpire samples submissions.

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Table 11.14	Ying umpire samples laboratories
			Number of samples (Umpire Laboratory)
			Chengde Laboratory	Henan Geol Brigade 1	Henan Nonferrous Ins	SGS Tianjin
Primary laboratory	Drill	Chengde Laboratory	-	-	-	51
		Henan Geol Brigade 1	-	-	-	25
		Qiqihar Geol Test Centre	-	-	-	56
		Henan Gold Test Centre	-	-	-	23
		Henan Nonferrous Brigade 1	-	-	-	12
		Henan Nonferrous Brigade 6	-	-	-	21
		Henan Nonferrous Ins	-	-	-	63
		Site Lab	-	-	-	1
	UG	Site Lab	335	119	318	368

Source: Compiled by AMC, 2022.

11.4.5.1	Discussion on umpire samples (2020 - 2021)

Umpire laboratory samples are pulp samples sent to a separate laboratory to assess the accuracy of the primary laboratory. Umpire samples measure analytical variance and sub-sampling variance. Generally accepted practices are that at least 4 - 5% of total samples submitted to the primary laboratory should be sent to a third-party umpire laboratory (Méndez 2011; Rossi and Deutsch 2014).

Table 11.15 presents the results of the umpire sampling program. Figure 11.14, Figure 11.15, and Figure 11.16 present example RPD and scatter plots for Ag, Pb, and Zn for underground samples where the primary laboratory was the Ying Site Laboratory and the umpire laboratory was SGS.

Figure 11.14	Ying umpire RPD and scatter plots of Ag (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 5 g/t Ag, SGS = 2 g/t Ag (368 duplicate pairs, 212 pairs > 15 X LLD).

Source: Compiled by AMC, 2022.

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Figure 11.15	Ying umpire RPD and scatter plots of Pb (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 0.02% Pb, SGS = 0.0002% Pb (368 duplicate pairs, 303 pairs > 15 X LLD).

Source: Compiled by AMC, 2022.

Figure 11.16	Ying umpire RPD and scatter plots of Zn (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 0.02% Zn, SGS = 0.0001% Zn (368 duplicate pairs, 167 pairs > 15 X LLD).

Source: Compiled by AMC, 2022.

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Table 11.15	Ying umpire sample results
	Primary lab	Umpire lab	Element	Number of sample pairs	Mean original samples[1]	Mean umpire samples[1]	Mean difference [1,2]	n >15 x LLD[3]	% Samples within 10% RPD
DH	Chengde Laboratory	SGS	Ag (g/t)	51	229.6	227.6	-1%	46	98
			Pb (%)		1.74	1.71	-2%	50	94
			Zn (%)		0.47	0.45	-4%	39	79
	Henan Geol Brigade 1	SGS	Ag (g/t)	25	400.5	406.4	1%	22	77
			Pb (%)		1.97	2.04	3%	23	87
			Zn (%)		0.54	0.54	1%	23	70
	Qiqihar Geol Test Centre	SGS	Ag (g/t)	56	164.0	174.4	6%	51	82
			Pb (%)		0.98	1.02	4%	55	80
			Zn (%)		0.25	0.25	2%	56	73
	Henan Gold Test Centre	SGS	Ag (g/t)	23	319.9	318.6	0%	22	91
			Pb (%)		1.91	1.88	-1%	20	90
			Zn (%)		0.25	0.24	-5%	9	56
	Henan Nonferrous Brigade 1	SGS	Ag (g/t)	12	186.3	188.8	1%	12	67
			Pb (%)		0.66	0.64	-3%	6	67
			Zn (%)		0.24	0.23	-3%	3	67
	Henan Nonferrous Brigade 6	SGS	Ag (g/t)	21	312.3	359.3	15%	18	89
			Pb (%)		2.78	2.75	-1%	11	91
			Zn (%)		0.95	0.95	0%	3	100
	Henan Nonferrous Ins	SGS	Ag (g/t)	63	204.1	208.3	2%	56	89
			Pb (%)		1.75	1.79	3%	51	90
			Zn (%)		0.59	0.59	1%	39	85
UG	Site Lab	Chengde	Ag (g/t)	335	347.9	332.8	-4%	200	76
			Pb (%)		3.58	3.43	-4%	274	90
			Zn (%)		1.04	1.01	-3%	152	72
	Site Lab	Henan Geol Brigade 1	Ag (g/t)	119	581.9	569.6	-2%	66	77
			Pb (%)		1.54	1.34	-13%	73	77
			Zn (%)		0.40	0.44	10%	40	73
	Site Lab	Henan Nonferrous Ins	Ag (g/t)	318	328.8	317.1	-4%	189	81
			Pb (%)		2.43	2.23	-8%	255	88
			Zn (%)		1.09	1.11	2%	164	79
	Site Lab	SGS	Ag (g/t)	368	333.50	308.80	-7%	212	82
			Pb (%)		2.83	2.77	-2%	303	87
			Zn (%)		0.90	0.95	6%	167	73

Notes: The single drillhole sample submitted to the Ying Site Lab for primary analysis and to SGS for umpire analysis is excluded from this table.

1 Based on all sample pairs.

2 Calculated as (umpire-orig) / orig.

3 Number of sample pairs 15 times the higher of the LLD.

Source: Compiled by AMC, 2022.

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The QP makes the following observations based on the review of the umpire sampling program completed at Ying between January 2020 and December 2021:

•	Silvercorp’s umpire sampling program comprises less than 0.1% of all drillhole samples, and 2.6% of underground samples submitted, which is significantly less than generally accepted practice.
•	Umpire sample programs have not incorporated CRMs, blanks, or duplicates to monitor the performance of the umpire laboratory.
•	Differences in laboratory preparation, digestion, and analytical methodology inherently result in slight differences between the primary and umpire laboratory.
•	Drilling samples:
—	The use of numerous primary laboratories used for drillhole sampling, and low number of umpire samples has resulted in relatively few umpire sample pairs for meaningful analysis.
—	Check assay results completed on drillhole samples do not show any persistent bias with the mean of original samples generally being within 5% of the mean of the check samples.
—	Most laboratories used for drillhole analysis have more than 80% of checks sample pairs which are within a 10% RPD. The percentage of Zn samples within 10% RPD is consistently lower across a number of laboratories suggesting that differences in Zn analytical methodologies is more pronounced between laboratories.
—	When the Henan Gold Test Centre Zn results are compared to the SGS check laboratory results only 56% of sample pairs are within 10% RPD. The QP notes this is based on 9 sample pairs, an insufficient number for meaningful analysis.
—	When the Henan Non-Ferrous Brigade 1 laboratory results for Ag, Pb, and Zn are compared to the SGS check laboratory results only 67% of sample pairs are within 10% RPD (Ag, Pb, and Zn). The QP notes this is based on less than 12 sample pairs which are not considered sufficient for meaningful analysis.
•	Underground samples:
—	Four check laboratories have been used to check the accuracy of the primary Ying Site Laboratory.
—	Check assays completed on underground samples show a slightly higher bias than drillhole samples. Ag samples are between 2% and 7% lower and Pb samples are between 2% and 13% lower at the check laboratories relative to the primary laboratory. Zn samples are 3% lower at Chengde and between 2% and 10% higher at other check laboratories relative to the primary laboratory.
—	The percentage of check sample pairs within a 10% RPD ranges from 76 - 82% for Ag, 77 - 90% for Pb, and 72 - 79% for Zn.
—	The percentage of Zn samples within 10% RPD is consistently lower across several laboratories suggesting that differences in Zn analytical methodologies are more pronounced between laboratories.
•	Silvercorp’s check sampling program does not include sufficient data for detailed analysis. The number of laboratories used, differences in analytical methodologies, lack of included CRM, pulp blank and duplicate samples with umpire sample submissions does not provide sufficient confidence in the umpire laboratory to conclusively assess the primary laboratory. Limited results suggest that the performance of primary laboratories is acceptable.
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11.4.5.2	Discussion on umpire samples (2012 - 2019)

Silvercorp has included umpire samples with sample submissions from 2010 to June 2016. Umpire samples have averaged 0.9% of all samples submitted. Umpire sampling did not show any significant bias or precision errors with previous laboratories.

11.4.5.3	Recommendations on umpire samples

The QP recommends that the following improvements be made to the QA/QC protocols with respect to umpire samples:

•	Select a single third-party laboratory to act as the umpire laboratory.
•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.
•	Increase umpire sampling submissions to 4 - 5% of all samples collected.
11.5	General recommendations

In addition to recommendations on Laboratory protocols (Section 11.3.1.1), CRMs (Section 11.4.2.3), blanks (Section 11.4.3.3), duplicates (Section 11.4.4.3), and umpire samples (Section 11.4.5.3) the QP makes the following general recommendations:

•	Laboratory protocols for sample preparation and analysis should be standardized where possible.
•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.
•	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.
•	Investigate whether internal laboratory QA/QC data is available, and whether these can be reviewed in addition to Silvercorp data.
•	Consider adapting the present database system to include the ability to capture and store QA/QC data. Ensure that the database allows for samples to be reviewed on a batch basis.
•	Ensure that QA/QC sample results are monitored in a real-time basis and remedial actions taken as soon as possible.
•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.
•	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.
•	Ensure that sample date fields in the database are correct, and populated to allow reporting of drillhole, channel and QA/QC samples by time period. Dates should be stored in a consistent format. If Microsoft Excel continues to be used to store QA/QC data, a date format should be used that is not altered or corrupted by Microsoft Excel.
•	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.
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11.6	Conclusions

Silvercorp has implemented industry standard practices which cover sample collection, preparation, and analysis protocols and sample security at the Ying Property. Basic QA/QC protocols have been implemented to monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of CRMs, coarse blanks, and field duplicates with sample batches. Limited umpire (check) assaying has been completed by several independent laboratories.

Silvercorp’s present protocols employed at the Ying Project do not encompass all aspects of a comprehensive QA/QC program, do not include optimal rates of insertion, and have not included rigorous monitoring of results in a real time basis. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying sample database. The QP considers the Ying sample database to be acceptable for Mineral Resource estimation.

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12	Data verification
12.1	Site inspections

Silvercorp QP G. Ma has visited the site numerous times since 2017 with the most recent site visit being 15 October to 4 November 2021. AMC full-time employees and QPs Dr G.K. Vartell and H.A. Smith visited the Ying Property between 13 - 20 July 2016 and 13 - 16 July 2016, respectively. The following data verification steps have been undertaken:

•	Discussions with site staff regarding:
—	Sample collection.
—	Sample preparation.
—	Sample storage.
—	QA/QC.
—	Data validation procedures.
—	Underground mapping procedures.
—	Survey procedures.
—	Geological interpretation.
—	Exploration strategy.
•	A review of underground tunnel roof mapping.
•	Inspection of the Ying laboratory.
•	Inspection of the core sheds and some recent drill core intersections from the property.
•	Inspection of underground workings at the SGX, HPG, HZG, LME, LMW, and TLP mines including active resue and shrinkage stopes.
•	Inspection of the mineral processing and tailings facilities.
12.2	Assay data verification
12.2.1	Work completed by the QP

The QP for the 2017 Technical Report supervised a random cross-check of 10 - 15% of the mineralized assay results in the database with original assay results for data collected to 30 June 2016. Details are outlined in the 2017 Technical Report. No issues were noted. The current QP has reviewed this work and accepts the results.

For the 2020 Technical Report and under supervision of Dr Genoa K. Vartell, a full-time employee of AMC, completed data verification for assay results collected between 1 July 2016 and 31 December 2019. This verification comprised randomly selecting data from approximately 5% of the drilling and 5% of the channel samples from each year and each mine and comparing Ag, Zn, Pb, and Au assay results in the Mineral Resource database with analytical results on the original assay certificate. Details are outlined in the 2020 Technical Report. Minor issues were noted.

Under supervision of Dr Genoa K. Vartell, a full-time employee of AMC, completed data verification for assay results collected between 1 January 2020 and 31 December 2021. Due to the large number of assays in 2020 and 2021, the data was subset to only assays with > 35 g/t silver or > 0.1% lead or > 0.1% zinc or > 0.1 g/t gold assays. This verification comprised randomly selecting data from approximately 8% of the drilling and channel samples from each year, mine and laboratory and comparing Ag, Zn, Pb, and Au assay results in the Mineral Resource database with analytical results on the original assay certificate.

The results of drilling and channel assay verification from 2016 to 2021 are presented in Table 12.1 and Table 12.2.

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Table 12.1	Assay verification results (drilling July 2016 to Dec 2021)
Year	Total samples	# Samples selected for verification	Assays confirmed[1]	Errors noted[2]	Certificate error[3]	% Samples verified
2016	2,994	298	297	1	0	10
2017	7,407	559	559	0	0	7.5
2018	5,665	262	262	0	0	4.6
2019	5,678	453	452	1	0	8
2020[4,5]	6,872	650	596	54	37	9
2021[4,5]	16,938	1,200	1,200	0	22	7
Total	45,554	3,422	3,366	56	59	7.5

Notes:

1 Assay results match certificate ignoring minor rounding and truncation discrepancies.

2 Assay value does not match certificate.

3 Certificate reference number in the database incorrect.

4 Due to the large number of assays in 2020 and 2021 (65,711 & 159,698 respectively), the database was sub-set on the following criteria: only samples > 35 g/t silver or > 0.1% lead or > 0.1% zinc or > 0.1 g/t gold were included for review.

5 QA/QC samples were included in the assay verification check.

Table 12.2	Assay verification results (channel samples July 2016 to Dec 2021)
Year	Total samples	# Samples selected for verification	Assays confirmed[1]	Errors noted[2]	Certificate error[3]	% Samples verified
2016	9,190	512	465	33	14	5.6
2017	18,803	977	963	7	7	5.2
2018	18,106	1,036	951	72	13	5.7
2019	23,829	1,307	1,273	22	12	5.5
2020[4,5]	8,798	668	663	5	119	7.6%
2021[4,5]	12,862	959	951	8	186	7.5%
Total	91,588	5,459	5,266	147	351	6.0%

Notes:

1 Assay results match certificate ignoring minor rounding and truncation discrepancies.

2 Assay value does not match certificate.

3 Certificate reference number in the database incorrect.

4 Due to the large number of assays in 2020 and 2021 (23,454 & 24,000 respectively), the database was sub-set on the following criteria: only samples > 35 g/t silver or > 0.1% lead or > 0.1% zinc or > 0.1 g/t gold were included for review.

5 QA/QC samples were included in the assay verification check.

12.2.2	QP observations on assay data verification

The QP makes the following observations based on the assay data verification undertaken:

•	Site geologists are appropriately trained and are conscious of the specific sampling requirements of narrow-vein, high-grade deposits.
•	Cross-checking of original assay results with the drilling database for 2020 - 2021 noted 54 errors out of 23,810 samples verified representing an error rate of 0.2%.
•	Cross-checking of original assay results with the channel sample database noted 13 errors out of 21,660 samples verified representing an error rate of 0.1%.
•	Ag (recorded as grams per tonne) have been inconsistently rounded or truncated to the nearest integer value in the Ying drilling and channel databases.
•	Pb and Zn (recorded as percent) have been inconsistently rounded or truncated to two decimal places in the Ying drilling and channel databases.
•	Au (recorded as grams per tonne) is commonly recorded as 0 g/t when no Au assays are available.
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•	Assay results below the LLD are not treated consistently within the assay database. In some cases, LLD results are recorded as the LLD and in other cases they are recorded as half of the LLD or set to another background value.
•	Silvercorp presently stores data in seven different mine databases. In some cases, these databases include drillholes from adjacent mines. It is also noted that Hole IDs are used more than once for different holes at different mines.
12.3	Verification of other data

During the compilation of the combined Ying database used for QA/QC and data verification, several issues were identified by QP Simeon Robinson. These issues do not directly affect Mineral Resources but reduce the efficiency in which data can be reviewed or audited. A summary of issues is provided below:

•	Date fields for the date of drilling or underground sample collection, and assaying are inconsistent, invalid, and often left unpopulated. In some instances, discrepancies are noted with sample dates and assay dates being years apart. Missing date information creates issues with time-period reporting and identifying and rectifying errors.
•	Individual mine databases contain duplicate drillhole and channel data. Much of the duplicate data are the same drillholes and channels occurring at the periphery of the mine extents. However, numerous instances have been noted where identical drillhole or channel IDs occur in mine databases but reflect different drillholes or channels.
•	Silvercorp has inconsistently recorded select intervals of unsampled core with zero grades, based on previous vein interpretations, however other large unsampled intervals remain. Unsampled intervals should be recorded in the database consistently with an absent grade to reflect that the interval is unsampled. Unsampled intervals can then be addressed during the estimation process as appropriate.
•	Database exports from each mine contain different data headers and data formats.
•	Sample type discrepancies were noted between the collar and assay files (i.e., noted as drillhole in collar file and underground channel sample in assay file). A total of 486 instances of these errors were recorded.
•	Some inconsistencies were noted in sample IDs between the assay file and lab certificate file. In all cases this was due to a leading zero in the sample ID. These errors may be associated with data exports, and corruption within Microsoft Excel.
•	QA/QC databases do not treat below detection samples consistently, and in some cases include non-numeric data.
•	Assay certificate and batch data is inconsistently recorded in the sample database and QA/QC databases. In some instances, dates have been used as the lab certificate ID which have been corrupted by Microsoft Excel.
•	Sample lengths in the database do not match standard sampling protocols. Sample protocols are for between 20 cm and 2 m channel lengths and 5 cm and 2 m for drill core. The 2020 to 2021 database shows channel lengths of 5 cm to 14.5 m and drill core lengths of 2 cm to 24.76 m. For the 2020 - 2021 data, Silvercorp reviewed and addressed discrepancies.

The above-mentioned discrepancies have resulted in differences in the number of samples tabulated by time-period between Silvercorp and AMC (Table 12.3). AMC’s total channel sample tabulation is 4.5% lower than that reported by Silvercorp. Relatively minor differences are noted between individual mines. AMC’s total drillhole sample tabulation is ~6% higher than that reported by Silvercorp. TLP and SGX both include 17% more drillhole samples than that reported by Silvercorp. Differences are likely due to differing interpretations of missing dates.

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Table 12.3	Comparison between Silvercorp and AMC samples by type for 2020 - 2021
Mine	Number of underground channel samples		Number of drillhole samples
	Silvercorp	AMC compilation	Silvercorp	AMC compilation
SGX	10,734	11,683	33,296	39,100
HZG	4,767	4,299	12,262	12,049
HPG	4,565	3,980	36,324	37,228
TLP	13,676	13,271	38,620	45,318
LME	3,940	3,763	25,101	24,193
LMW	5,779	4,858	39,092	38,011
DCG	2,195	1,753	13,957	14,336
Total	45,656	43,607	198,652	210,235

Notes: AMC tabulation: Non-sampled intervals excluded. Year compiled by AMC based on drill date recorded in collar file and assay files. Where missing, dates were compiled from assay date, report date or interpolated by sorting data by sample ID. Where drillholes or channels were in multiple mine databases they were assigned to the larger mine.

12.4	Recommendations

The QPs has been informed by Silvercorp that from Q1 2023, data will be housed in Micromine’s Geobank data management system. The QPs recommend that Silvercorp implement the following:

•	Consider centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.
•	Establish standard dataset boundaries for each mine, including overlaps as required.
•	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.
•	Establish a protocol for the consistent treatment of samples with analytical results below the LLD.
•	Undertake further random assay checks of the channel sample database and make corrections as appropriate.
•	Establish a protocol to ensure unsampled intervals are consistently recorded in the database.
•	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.
•	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to audited as a whole. Develop procedures to ensure Hole IDs and sample IDs are unique for each deposit.
•	Complete a review and address any discrepancies between hole types between collar and assay databases.
•	Reconsider the use of leading zeros in sample IDs to reduce the risk of data corruption.
•	Store QA/QC data within the database and ensure that certificate (batch) IDs are consistent between sample and QA/QC data.
•	Investigate very short and long intervals and correct as necessary.
12.5	Conclusions

The QPs do not consider the issues noted to have a material impact on Mineral Resource estimates. The QPs consider the assay database to be acceptable for Mineral Resource estimation.

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13	Mineral processing and metallurgical testing
13.1	Introduction

Lab scale mineral processing and metallurgical tests for the Ying Property deposits have been carried out by four laboratories in China:

•	Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.
•	Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.
•	Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.
•	Changchun Gold Research Institute (CCGRI) using HPG mineralization in 2021.

The objectives of the 1994 to 2005 lab mineral processing testwork were:

•	To maximize silver recovery to the lead concentrate.
•	To develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, and silver recovery.
•	To determine the product quality characteristics relative to the relevant national standards.

The metallurgical testing consisted of mineralogical assessment, gravity separation tests, flotation tests, and specific gravity measurements of the mineralized veins.

SGX is the main deposit and the HNMRI work was the most comprehensive; therefore, the lab test results from HNMRI’s study (2005) on SGX mineralization were used for both Mill Plant 1 (2005) and Mill Plant 2 (2008) design.

In 2021, CCGRI was entrusted to carry out mineral processing tests for HPG mineralization. The purpose was to conduct a comprehensive mineral processing test on gold ore, obtain a recovery plan for gold, silver, lead, and zinc, and provide a basis for production process optimization. The test results were used for the technical upgrading of the Mill Plant 2 concentrator in 2021. Knelson concentrators were added to the plant circuit for gravity recovery and greatly improved the overall gold recovery for the HPG mine.

Additional mineralization testing in 2021 was done by CITIC Heavy Industry Machinery Co., Ltd. CITIC was commissioned to conduct grinding tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG. This test work included JK Drop Weight testing, Bond Ball Mill Index testing, and Bond Abrasion Index testing.

13.2	Mineralogy

Silvercorp has three principal mining operations on the Ying Property:

•	SGX, consisting of the SGX and HZG mines in the western part of the block.
•	HPG, consisting of the HPG mine, also in the western part of the block.
•	TLP / LM, consisting of the TLP, LME, LMW, and DCG mines in the eastern part of the block.

The mineralization in the SGX-HZG deposits and other deposits in the Ying district occurs as relatively narrow tabular veins that pinch-and-swell along fault-fissure structures.

The mineralogy generally consists of galena and sphalerite plus a variety of silver minerals from native silver to silver sulphides and sulphosalts, some rare, and in the case of TLP / LM mine, some silver halides in the upper zones.

The mineralogy specific to each deposit is described in the following sub-sections.

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13.2.1	SGX mineralization

In 2005, HNMRI performed petrographic analysis on samples collected for metallurgical test work from veins S14, S16E, and S16W in adit CM102. HNMRI’s study identified the following main mineral occurrences:

•	Polymetallic sulphide minerals: galena, sphalerite with trace amounts of chalcopyrite, pyrrhotite, hematite, magnetite, and arsenopyrite.
•	Silver minerals: native-silver, B-argentite, and the antimonial sulphosalts: pyrargyrite and stephanite.

Table 13.1 summarizes the mineralogical compositions of blended cores, as feed for flotation tests.

Table 13.1	Mineral composition of the SGX mineralization
Sulphide minerals	%	Gangue minerals	%
Pyrite, pyrrhotite	2.5	Quartz	40.0
Galena	6.8	Chlorite and sericite	22.5
Sphalerite	7.8	Kaolin and clay minerals	15.0
Arsenopyrite	0.1	Hornblende and feldspars	4.0
Chalcopyrite etc.	0.2	Iron oxides, others	1.1

The mineralogical study results showed that:

•	Galena is fine to coarse-grained (0.05 to 0.5 mm) and commonly occurs as a replacement of pyrite. The galena is distributed along the fractures of quartz or other gangue minerals and commonly interlocked with sphalerite and pyrite.
•	Sphalerite is commonly coarse-grained and ranges from 0.2 to 2.0 mm in size. It is formed by replacing pyrite and is enclosed in a skeleton of remaining pyrite.

Table 13.2 summarizes the distribution of silver minerals. Silver appears in two forms:

•	As silver minerals, including native silver, electrum, tetrahedrite, polybasite, pyrargyrite, and argentite.
•	As electro-replacement in galena, pyrite, and other sulphides. Native sulphides usually range from 0.01 to 0.07 mm in size.
•	Only 4.6% of the silver is associated with gangue minerals.
Table 13.2	Phase distribution of silver (SGX mineralization)
Occurrence	g/t	%	Comments
Native Silver	89.45	23.32	Free silver
Silver Sulphides	136.32	35.54	In tetrahedrite, polybasite, pyrargyrite, and argentite
Silver in Sulphides	140.04	36.51	In galena, sphalerite, pyrite, and chalcopyrite
Enclosed in gangue minerals	17.76	4.63	In quartz etc.
Total		100

An example of the distribution of silver minerals and silver bearing minerals is shown in Figure 13.1.

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Figure 13.1	Distribution of silver minerals and silver-bearing minerals

Source: Silvercorp.

13.2.2	TLP mineralization

The TLP mineralogical assessment was carried out by the No. 6 Brigade, a China-based Exploration Company, and the main mineral occurrences were noted as:

•	Metallic sulphide minerals: galena, sphalerite, pyrite, and chalcopyrite.
•	Silver minerals: native silver, argentite-acanthite, freibergite, polybasite, cerargyrite-bromochlorargyrite, and canfieldite (a rare silver tin sulphide).
•	Gangue minerals: quartz, sericite, chlorite, hornblende, feldspars, and others.

The composition of the minerals in the blended sample is listed in Table 13.3.

Table 13.3	Mineral composition of the TLP-LM mineralization
Sulphide & iron minerals	%	Gangue minerals	%
Galena	2.1	Carbonate	42.5
Cerusite	0.5	Quartz	30.0
Anglesite	0.2	Biotite	4.5
Sphalerite	0.2	Chlorite	4.5
Chalcopyrite	0.1	Sericite	2.5
Covellite	0.1	Hornblende	2.0
Pyrite	0.1	Isiganeite	1.5
Hematite Limonite	6.0	Feldspars	1.4
		Clay	2.1
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A detailed phase distribution of silver is listed in Table 13.4. Although only 12.7% of the silver is associated with oxides and gangue minerals, 30.9% is as halides; thus only 56.4% is as free silver or associated with sulphide minerals — much lower than was found for SGX.

It was noted that this could result in lower recoveries for TLP mineralization, although the occurrence of halides is related to surface oxidation and would be expected to decrease at depth.

Table 13.4	Phase distribution of silver (TLP-LM mineralization)
Occurrence	g/t	%	Comments
Native Silver	18.7	13.61	Free silver
Silver Sulphides	42.9	31.22	In freibergite, argentite-acanthite, polybasite
Silver in Sulphides	15.9	11.57	In galena
Absorbed by Fe and Mn Oxides	15.5	11.28	N/A
Enclosed in gangue minerals	2.0	1.46	N/A
Silver in Halides	42.4	30.86	In bromochlorargyrite
Total		100.00
13.2.3	HPG mineralization

Mineralogical analysis of HPG mineralization showed that:

•	Common sulphide minerals are galena, sphalerite, and tetrahedrite, with lesser amounts of chalcopyrite, pyrargyrite, and other sulfosalts.
•	Small amounts of acanthite and native silver may occur, but most silver in the veins is present as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known as freibergite).
•	Copper and gold may increase at depth.
•	Common gangue minerals are quartz, pyrite, and carbonate, usually siderite or ankerite with distal calcite.
13.3	Metallurgical samples

Samples sent for metallurgical tests are described in the following text.

13.3.1	SGX mineralization

Blends of the core samples from veins S14, S16E, and S16W in adit CM102 at the SGX mine were used. Compositions of these core samples are listed in Table 13.5.

Table 13.5	Core samples used for ore blending test
Sample	Ag (g/t)	Pb (%)	Zn (%)
No. 1	436.45	0.72	0.87
No. 3	659.75	2.66	13.34
No. 5	314.65	9.67	4.20

To better understand the metallurgical characteristics of the SGX mineralization, HNMRI blended these core samples based on the following ratios of No.1: No.3: No.5 of 2.5: 2: 5.55. It was assumed that this blend would be representative of the SGX mineralization and it would represent the expected mill grade. The head grade result of this blended sample is provided in Table 13.6.

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Table 13.6	Head grade of blended sample from SGX
Pb (%)	Zn (%)	Cu (%)	S (%)	As (%)	Total Fe (%)
5.88	5.23	0.063	4.02	0.001	2.83
Au (g/t)	Ag (g/t)	CaO (%)	MgO (%)	SiO2 (%)	Al2O3 (%)
0.17	385.7	0.740	0.64	30.71	5.40
13.3.2	TLP mineralization

CDRI did some metallurgical work for silver and lead materials on the TLP project in 1994. Two representative bulk samples (Table 13.7) consisting of 110 kg of high-grade mineralization, 111 kg of wall rocks, and 304.5 kg of medium grade mineralization, totaling 525.5 kg, were collected from several crosscuts and undercut drifts for metallurgical testing. The samples consisted of mainly transition mineralization but also included a small amount of oxide and sulphide materials. Sample No.1 contained more carbonate rock than Sample No.2, which had higher silicate content.

Table 13.7	TLP mineralization samples for metallurgical tests
Samples	Ag grade (g/t)	Pb grade (%)
Sample 1	187.1	2.37
Sample 2	204.9	2.66
13.3.3	HPG mineralization

Blends of channel samples from veins H5, H15, and H17, taken from stopes PD3-H5-380-9, D2-H15-570-12, and PD3-H17-150-20, respectively, at the HPG mine were used. These samples were high-grade sulphide ore. Compositions of the 360 kg (120 kg from each vein) composite samples are listed in Table 13.8.

Table 13.8	Head grade of blended sample from HPG
Element	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Grade	3.1	270.0	5.42	2.01
13.4	Metallurgical testwork

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests by HNMRI and other laboratories were conducted to address the recoveries of the different types of mineralization (Broili et al. 2006, Xu et al. 2006, Broili & Klohn 2007, Broili et al. 2008). As noted above, HPG mineralization was tested in 2021:

•	TLP mineralization was tested by the CDRI in 1994.
•	SGX mineralization was tested by HNMRI in May 2005.
•	HZG mineralization was tested by TNMDI in 2006.
•	HPG mineralization was tested by CCGRI in 2021.

Some initial size-by-size analysis work is summarized in Table 13.9, which shows the grade and distribution of Pb, Zn, and Ag vs size fractions for a ball mill stream of 70% -200 mesh. The results indicated that liberation of Pb, Zn, and Ag at the grinding target of 70% -200 mesh was sufficient for desired flotation recovery.

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Table 13.9	Liberation of Pb, Zn, and Ag vs size fractions (70% -200 mesh)
Size (mm)	Yield (%)	Grade			Distribution (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
+0.150	5.59	1.80	4.21	151.0	1.71	4.45	2.19
-0.150+0.100	12.22	3.99	5.94	278.0	8.31	13.72	8.78
-0.100+0.074	12.01	5.14	5.95	384.0	10.51	13.50	11.91
-0.074+0.037	22.43	5.76	6.60	387.0	22.01	27.98	22.45
-0.037+0.019	21.65	8.93	5.24	511.0	32.94	21.45	28.56
-0.019+0.010	14.29	7.05	4.03	441.0	17.16	10.89	16.28
-0.010	11.81	3.66	3.59	322.0	7.36	8.01	9.83
Total	100.00	5.87	5.29	387.0	100.00	100.00	100.00

HNMRI’s evaluation did not find any difficulty with gangue minerals associated with the base and precious metal mineralization but did find a small fraction of encapsulation of the barren sulphide minerals (pyrite, etc.) with silver, lead, and zinc sulphide minerals. Due to the coarseness of these minerals, it was expected that adequate liberation during processing would occur to maintain high recoveries.

After the initial work, the main focus was on flotation testwork to maximize lead and, therefore, silver recovery. Both open-circuit and closed-circuit flotation tests were conducted to derive the final metallurgical performance predictions, in line with normal practice.

13.4.1	SGX mineralization

As summarized in previous Ying Property NI 43-101 Technical Reports, the SGX testwork concluded that:

•	A conventional Pb / Zn separation process by differential flotation (see Figure 13.2, closed loop) would be developed.
•	The optimum grinding target for the ore was 70% passing 200 mesh.
•	The optimum reagent dosage at different addition locations was as shown in Figure 13.2. This gave the best metal recovery (refer to Table 13.10) under recommended operating conditions.
Table 13.10	Mass balance for locked cycle test (SGX mineralization)
Product	Mass yield (%)	Grade			Recovery (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Head	-	5.88	5.21	386.5	-	-	-
Lead Con.	7.84	68.18	6.24	4,197.0	90.89	9.39	85.12
Zinc Con.	7.49	2.10	59.61	453.8	2.67	85.67	8.79
Tails	84.67	0.45	0.30	27.8	6.44	4.94	6.09
Total	100	-	-	-	100	100	100
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Figure 13.2	Locked cycle flotation flow sheet (SGX mineralization)

Source: Silvercorp.

13.4.2	TLP mineralization

Under closed conditions and using an 80% -200 mesh feed, the CDRI lab performed conventional flotation tests and reported the following results (Table 13.11). The test work demonstrated that silver and lead could be easily extracted from the mineralized vein material using a conventional flotation process. It was noted that silver recovery did not appear to be impacted by the presence of halides.

Table 13.11	Mass balance for locked cycle test (TLP mineralization)
Samples		Ag grade (g/t)	Pb grade (%)	Ag recovery (%)	Pb recovery (%)
Sample 1	Head	187.1	2.37	-	-
	Conc	5274.0	66.94	94.71	94.96
	Tails	10.3	0.12	5.29	5.04
	Total	-	-	100	100
Sample 2	Head	204.9	2.66		-
	Conc	5432.0	61.65	94.12	82.24
	Tails	12.5	0.49	5.88	17.76
	Total	-	-	100	100
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13.4.3	HPG mineralization

Closed-circuit gravity separation and flotation tests on HPG mineralization were carried out by CCGRI in 2021 using 60% -200 mesh feed conditions, as shown in Figure 13.3. The test results (Table 13.12) showed that free particle gold could be recovered effectively by using a Knelson concentrator for gravity separation; with the use of a shaking table on the Knelson concentrate enabling further separation into high, middle, and low-grade gold streams (Figure 13.3). Flotation recovery was seen to comprehensively recover gold, silver, lead, and zinc in the ore.

Table 13.12	Mass balance for locked cycle test (HPG mineralization)
Product	Mass yield (%)	Grade				Recovery
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au			Ag			Pb		Zn
Gravity Con	0.0072	10,077.1	63,421.8	42.88	0.05	23.40	52.32	95.00	1.69	12.11	88.46	0.06	96.90	-
Shaking Table Con1	0.0047	2,108.6	20,305.6	44.62	0.04	3.20			0.35			0.04		-
Shaking Table Con2	0.384	207.6	7,078.7	50.01	2.07	25.72			10.07			3.54		0.40
Au-Ag-Pb Con	10.45	12.7	1,972.7	48.37	3.28	42.68	42.68		76.35	76.35		93.26		17.05
Zn Con	3.328	2.1	445.9	1.18	44.96	2.23			5.5			0.72		74.44
Tails	85.8261	0.1	19.0	0.15	0.19	2.77			6.04			2.38		8.11
Total	100	3.1	270.0	5.42	2.01	100			76,100			100		100
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Figure 13.3	Locked cycle gravity separation and flotation flow sheet (HPG mineralization)

RawOre
Grinding£º -0.074mm 60%
Feed water flow£º 3.2L/min
Feed ore flow£º 700g/min
Gravity value£º 60G
Knelson concentrator
Shaking table
Gravity Concentrate
Gravity Middling 1
Gravity Middling 2
10¡ä Zinc sulfate + Sodium sulfite£º 2400+600
5¡ä Butyl xanthate + Ammonium dibutyl£º 80+40
2¡ä MIBC£º 40
Au-Ag-Pb Rougher
6¡ä
10¡ä Zinc sulfate + Sodium sulfite£º 1200+300
5¡ä Butyl xanthate + Ammonium dibutyl£º 40+20
2¡ä MIBC£º 20
Zinc sulfate + Sodium sulfite£º 1200+300
10¡ä
Au-Ag-Pb Cleaner 1
5¡ä
Zinc sulfate + Sodium sulfite£º 600+150
10¡ä
Au-Ag-Pb Scavenger 1
5¡ä
10¡ä Zinc sulfate + Sodium sulfite£º 600+150
Au-Ag-Pb Cleaner 2
4¡ä
Zinc sulfate + Sodium sulfite£º 300+75
10¡ä
5¡ä Butyl xanthate + Ammonium dibutyl£º 20+10
2¡ä MIBC£º 10
Au-Ag-Pb Cleaner 3
4¡ä
Au-Ag-Pb Scavenger 2
4¡ä
10¡ä Copper sulfate£º 400
5¡ä Butyl xanthate + Ammonium dibutyl£º 60+30
2¡ä MIBC£º 30
Au-Ag-Pb Concentrate
Zn Rougher
4¡ä
10¡ä Copper sulfate£º 200
5¡ä Butyl xanthate + Ammonium dibutyl£º 30+15
2¡ä MIBC£º 15
Zn Cleaner 1
4¡ä
Zn Scavenger 1
3¡ä
10¡ä Copper sulfate£º 100
Zn Cleaner 2
3¡ä
5¡ä Butyl xanthate + Ammonium dibutyl£º 15+7.5
2¡ä MIBC£º 7.5
Zn Scavenger 2
3¡ä
10¡ä Copper sulfate£º 50
Zn Concentrate
5¡ä Butyl xanthate + Ammonium dibutyl£º 7.5+4
2¡ä MIBC£º 4
Zn Scavenger 3
3¡ä
Tailings

Source: Silvercorp.

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13.4.4	HZG mineralization

TNMDI tested the HZG mineralization in 2006. It was found to contain low levels of copper and zinc. The mass balance is summarized in Table 13.13.

Table 13.13	Mass balance for locked cycle test (HZG mineralization)
Product	Mass yield (%)	Grade				Recovery (%)
		Ag (g/t)	Pb (%)	Cu (%)	Au (%)	Ag	Pb	Cu	Au
Copper Conc	1.53	22,026.0	16.40	19.44	0.29	85.82	9.67	89.98	3.12
Lead Conc	4.39	895.2	50.23	0.433	0.14	10.01	85.03	5.75	4.32
Tailings	94.08	17.4	0.146	0.015	0.14	4.14	5.30	4.27	92.56
Total	100	392.7	2.59	0.33	0.14	100	100	100	100
13.4.5	Grind size optimization

Table 13.14 shows the grade and distribution of Pb, Zn, and Ag vs size fractions for a ball mill stream under different grinding targets. The results indicated that:

•	The minimum grinding target of 65% -200 mesh gave sufficient liberation of Pb, Zn, and Ag.
•	The grade recovery performance was relatively insensitive to grind size in the 65 – 75% -200 mesh range, although some small (1%) improvement in silver recovery could be expected at the fine end of this range.
Table 13.14	Grind size optimization test results
Product	Yield (%)	Grade			Recovery (%)			-200 mesh (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Lead Conc	11.84	43.10	8.61	2,726.8	86.75	19.42	84.65	60
Lead Tails	88.16	0.88	4.80	66.4	13.25	80.58	15.35	-
Feed Ore	100.00	5.88	5.25	381.4	100.00	100.00	100.00	-
Lead Conc	11.72	44.19	7.89	2,876.4	88.68	17.65	86.55	65
Lead Tails	88.28	0.75	4.89	59.3	11.32	82.35	13.45	-
Feed Ore	100.00	5.84	5.24	389.5	100.00	100.00	100.00	-
Lead Conc	11.3	45.99	7.01	2,965.2	88.69	15.21	87.19	70
Lead Tails	88.7	0.75	4.98	55.5	11.31	84.79	12.81	-
Feed Ore	100.00	5.86	5.21	384.3	100.00	100.00	100.00	-
Lead Conc	11.15	46.55	7.15	2,986.0	88.10	15.21	87.5	75
Lead Tails	88.85	0.79	5.00	53.5	11.90	84.79	12.5	-
Feed Ore	100.00	5.89	5.24	380.5	100.00	100.00	100.00	-
13.5	Concentrate quality considerations

Table 13.15 shows the product quality projected for both mill plants.

Table 13.15	Product quality (blends of Plants 1 & 2)
Product	Content (% unless stated otherwise)
	Cu	Pb	Zn	As	Total Fe
Lead Conc	0.36	68.10	6.24	0.015	-
Zinc Conc	0.33	2.10	50.00	0.010	1.61
	Au (g/t)	Ag (g/t)	MgO	Al2O3	SiO2	F
Lead Conc	0.20	4,196.0	0.13	1.13	-	-
Zinc Conc	0.10	454.0	-	-	2.87	0.10
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Table 13.15 shows the product chemical composition, which indicated that:

•	The lead concentrate product was high-grade (68 – 70% Pb). Copper (0.36%) and zinc (6.24%) levels in the lead concentrate were acceptable.
•	Arsenic levels in the zinc concentrate (0.01% As) were well below the 0.4% As level for a clean Grade 3 concentrate.
•	The product moisture (8%) would be low due to the coarse grind (65% -200 mesh) and, therefore, efficient filtration.
•	Both lead and zinc concentrate quality would be acceptable for the commercial market.
13.6	Grindability testwork

Four samples were sent to CITIC Heavy Industry in 2021 for grinding tests. Table 13.16 shows the source and ore type for each sample. The tests included ore density, JK Drop Weight Test, Bond Ball Mill Work Index (BWi), and Bond Abrasion Index (Ai). The grindability test results are shown in Table 13.17.

Table 13.16	Source and ore type of samples
Sample ID	Mine	Ore type
SG-1	SGX, HPG, HZG	Sulphide
TLP-1	TLP	Sulphide / Transition
EW-1	LME, LMW, DCG	Sulphide
YH-1	TLP, HPG	Oxide
Table 13.17	Grindability test results
Test	Code	Unit	SG-1	TLP-1	EW-1	YH-1
Density	SG	N/A	2.99	2.79	2.82	2.73
JK Drop Weight	A	N/A	77.7	77.5	71.2	74.5
	b	N/A	0.61	0.52	0.56	0.61
	Axb	N/A	47.4	40.3	39.9	45.4
	ta	N/A	0.41	0.37	0.37	0.43
	SCSE	kWh/t	9.70	10.02	10.15	9.37
	DWi	kWh/m3	6.24	6.90	7.02	6.05
	Mia	kWh/t	16.6	19.3	19.4	17.7
	Mih	kWh/t	12.1	14.4	14.4	12.8
	Mic	kWh/t	6.3	7.4	7.5	6.6
Ball Mill Work Index	BWi @ 120 Mesh	kWh/t	14.49	16.28	19.85	17.70
Abrasion Index	Ai	N/A	0.1988	0.2276	0.1903	0.1960

The DWi test values ranged from 6.05 kWh/m3 to 7.02 kWh/m3, indicating that the ore resistance to crushing is "intermediate" in hardness. The BWi test values ranged from 14.49 kWh/t to 19.85 kWh/t, indicating that the grinding resistance of the ore is "hard". The Ai index test values ranged from 0.1903 to 0.2276, which indicates that the metal wear resistance is between “slight wear” and “moderate wear”.

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13.7	Summary of testwork outcomes

The mineralogy predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries.

The gravity separation-flotation combined process proved to perform better in recovering gold, silver, lead, and zinc in gold ore. In particular, the gravity separation process could recover more particle gold and improve the overall recovery rate of gold.

The metallurgical testwork resulted in the following projection of performance indices:

•	>90% lead recovery to a high grade (>65% Pb) lead concentrate with >85% silver recoveries.
•	85% zinc recovery to an acceptable (>50% Zn) zinc concentrate.
•	Low and acceptable Zn impurity levels in lead concentrates and very low As impurity levels in both concentrates.
•	Gravity separation could recover most of the gold particles in gold ore, with a gold recovery rate greater than 50%; additional gold could be recovered in lead concentrate by flotation, with a total gold recovery rate over 90%.
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14	Mineral Resource estimates
14.1	Introduction

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, and DCG deposits at the Ying Property were prepared by Mr Shoupu Xiang, Resource Geologist of Silvercorp, Beijing. Grade estimation was completed for a total of 356 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Micromine software. Grade estimates were completed for Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits.

Mr Rod Webster, MAIG of AMC, reviewed the data, parameters and methodologies used to prepare the SGX, HPG, HZG, LMW, and DCG Mineral Resource estimates. He is satisfied that they comply with reasonable industry practice. Mr Webster takes responsibility for these estimates.

Mr Simeon Robinson, P.Geo., MAIG of AMC, reviewed the data, parameters and methodologies used to prepare the TLP Mineral Resource estimates. He is satisfied that they comply with reasonable industry practice. Mr Robinson takes responsibility for these estimates.

Dr Genoa Vartell, P.Geo. of AMC, reviewed the data, parameters and methodologies used to prepare the LME Mineral Resource estimates. She is satisfied that they comply with reasonable industry practice. Dr Vartell takes responsibility for these estimates.

The Mineral Resources include material (approximately 25% of the total Mineral Resources based on AqEq metal) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral Resource estimation are satisfied that there is no material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Table 14.1 presents the total Mineral Resources by mine for the Property as of 31 December 2021. These estimates incorporate Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits. Mineral Resources are reported above a COG based on in-situ values in silver equivalent (AgEq) terms in grams per tonne. COGs incorporate mining, processing, and G&A costs which were provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq formula and COG applied to each mine are noted in the footnotes of Table 14.1.

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Table 14.1	Ying Mineral Resources as of 31 December 2021
Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.51	0.05	290	5.56	2.75	5.48	32.81	195.38	96.62
	Indicated	3.13	0.01	247	4.67	2.17	0.57	24.86	146.14	68.04
	Meas + Ind	6.64	0.03	270	5.14	2.48	6.05	57.66	341.52	164.66
	Inferred	3.98	0.01	232	4.63	1.93	0.70	29.75	184.30	76.79
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
	Meas + Ind	1.03	-	365	1.06	-	-	12.06	10.86	-
	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
	Meas + Ind	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
	Meas + Ind	4.46	-	206	3.27	-	-	29.58	145.77	-
	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.45	0.10	357	1.73	0.35	1.45	5.11	7.71	1.54
	Indicated	1.02	0.22	315	1.67	0.42	7.17	10.35	17.06	4.30
	Meas + Ind	1.47	0.18	327	1.69	0.40	8.62	15.46	24.77	5.85
	Inferred	1.49	0.65	221	1.45	0.41	30.86	10.55	21.58	6.03
LMW	Measured	0.94	0.21	325	2.63	-	6.45	9.78	24.65	-
	Indicated	2.16	0.36	232	2.04	-	24.84	16.12	43.91	-
	Meas + Ind	3.09	0.31	260	2.22	-	31.28	25.90	68.56	-
	Inferred	1.51	0.07	235	2.36	-	3.63	11.39	35.52	-
DCG	Measured	0.15	2.57	75	1.19	0.30	12.67	0.37	1.82	0.46
	Indicated	0.20	3.33	101	2.26	0.20	21.50	0.65	4.54	0.39
	Meas + Ind	0.35	3.00	90	1.80	0.24	34.17	1.02	6.36	0.85
	Inferred	0.32	1.44	98	2.70	0.21	14.77	1.00	8.58	0.67
All	Measured	8.78	0.21	262	3.98	1.25	59.96	73.94	349.40	109.34
	Indicated	9.95	0.32	225	3.09	0.84	101.44	72.06	307.39	83.99
	Meas + Ind	18.73	0.27	242	3.51	1.03	161.40	146.01	656.79	193.34
	Inferred	13.05	0.41	201	3.15	0.77	171.83	84.46	411.77	100.92

Notes:

•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	COGs: SGX 170 g/t AgEq; HZG 170 g/t AgEq; HPG 180 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq equivalent formulas by mine:
-	SGX = Ag g/t+37.79*Pb%+20.76*Zn%.
-	HZG = Ag g/t+36.31*Pb%.
-	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
-	TLP = Ag g/t+36.65*Pb%.
-	LME = Ag g/t+35.84*Pb%+10.44*Zn%.
-	LMW = Ag g/t+36.88*Pb%.
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-	DCG = Ag g/t+36.84*Pb%+24.73*Zn%.
•	AgEq formulas used for significant gold bearing veins:
-	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%.
-	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%.
-	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%.
-	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
•	Exclusive of mine production to 31 December 2021.
•	Numbers may not compute exactly due to rounding.

Due to the number of deposits, veins, metals, and the associated 356 block models within the Ying Property, only a representative summary of models is discussed within this report. Most tables and figures present data from the SGX and TLP deposit which collectively contribute 63% of the total Measured plus Indicated AgEq metal and 59% of the total Measured plus Indicated tonnes for the combined Ying Property respectively.

14.2	Data used

The Ying database used for Mineral Resource estimation comprises surface and underground diamond drillholes, and underground samples collected from channels cut into tunnels, raises, and crosscuts. Data relevant to each mine site is stored in separate Microsoft Access databases which are managed by designated database administrators at each site. Drillhole and underground sample data was provided as a series of Microsoft Excel worksheets which comprised collar coordinates, downhole surveys, and sample and assay intervals for each mine. This data was imported into Datamine Studio RM and checked for errors by the relevant QPs.

In addition to sample databases, Silvercorp provided 356 separate wireframes of mineralization for the Ying Project in Datamine format. Mineralization wireframes were checked and verified by relevant QPs.

Details on the number of vein wireframes and a summary of the data in the mine databases is presented in Table 14.2. Drilling and channel samples and metre totals presented are approximate due to minor overlap and duplication of data in individual mine databases.

Table 14.2	Summary of data used
Mine	No. of veins	No. of channel samples	No. of drillholes	Metres of channel samples	Metres of drill core samples
SGX	82	76,682	2,500	40,609.4	76,428.0
HZG	23	18,486	541	8,144.1	21,359.8
HPG	47	18,172	1,035	12,040.5	50,718.2
TLP	76	68,024	1,639	40,079.7	69,620.0
LME	30	15,198	829	9,432.2	37,892.4
LMW	88	26,523	1,245	14,011.8	66,545.7
DCG	10	2,053	253	1,686.9	20,256.3
Total *	356	225,138	8,042	126,004.6	342,820.4

Notes: Compiled by AMC, 2022 using individual mine databases.

* Totals are approximate due to minor overlap, and duplication of data in individual mine databases.

14.3	Geological interpretation

The interpretation and construction of mineralization wireframes was completed by Silvercorp personnel using Micromine software by digitizing strings in cross section, and then linking strings to create 3D wireframes. Mineralization interpretations were constructed primarily based on silver, lead, zinc, and where relevant, gold grades, but also incorporated mapping data from underground workings and logging from drill core. Mineralized veins at the SGX, HPG, and HZG mines were

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modelled using a nominal threshold of 140 g/t AgEq. Mineralized veins at the TLP, LMW, LME, and DCG mines were modelled using a nominal threshold of 120 g/t AgEq. Most veins incorporated a minimum downhole thickness of 0.4 m.

Mineralization interpretations were reviewed by the relevant QPs. Minor adjustments requested by the QPs were made by Silvercorp personnel as required.

Figure 14.1 to Figure 14.7 present a 3D perspective view of vein / mineralization wireframes for each mine.

Figure 14.1	3D view of the SGX mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

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Figure 14.2	3D view of the HZG mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

Figure 14.3	3D view of the HPG mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

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Figure 14.4	3D view of the TLP mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

Figure 14.5	3D view of the LME mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

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Figure 14.6	3D view of the LMW mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

Figure 14.7	3D view of the DCG mineralization wireframes

Notes: 3D view, Drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2022.

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14.4	Input data for estimation

Silvercorp selectively sampled drillholes during the logging process based on the visual presence of veining and sulphide content as a proxy for mineralization. This results in intervals that are not sampled. To ensure that high grades would not be smeared into unsampled areas during the modelling process, all unsampled portions of drillholes (and channels where relevant) were assigned grades of zero (for all elements). As unsampled intervals are commonly much larger than vein widths, unsampled portions were split into nominal 0.4 m intervals. The use of this small interval ensured that the assigned zero grades were correctly coded by intersecting wireframes in the subsequent sample flagging process.

Prior to recent discoveries of gold-bearing veins at SGX, LME, LMW, and DCG drillholes were not systematically sampled for gold other than at the HPG deposit. The lack of systematic sampling results in significant differences in input data spacing between Au and Ag, Pb, Zn assays. In the relatively few veins where gold has been estimated, drillhole intervals that do not include Au assays have been set to a zero-gold grade. This approach is conservative but has been taken to prevent high-grade gold assays being smeared into areas without gold assays.

14.4.1	Sample flagging

Desurveyed sample data was coded using Silvercorp’s mineralization wireframe using Micromine software. During this process, any sample interval that had a centroid inside a wireframe, was assigned a “vein” code relevant to that wireframe. Due to the complexity of the vein systems at Ying, and lack of clear timing relationships between veins of different orientations, sample coding was completed on a per vein basis to allow samples occurring within two or more wireframes to be coded to each wireframe.

Coded samples were checked by the relevant QPs.

14.4.2	Sample compositing

Flagged sample data was composited using a residual retention process to provide equal sample support. A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Figure 14.8 presents a histogram for the SGX deposit showing the distribution of sample lengths within all mineralization wireframes.

Sample compositing was completed using Micromine software, by vein, using a primary composite length of 0.4 m, and a minimum composite length of 0.2 m. Residual samples (less than 0.2 m, left over after compositing) were combined with the previous composite if the composite occurred within the same vein.

Residual samples less than 0.2 m after compositing that could not be combined with the previous interval generally reflect historical highly selective underground sampling. To mitigate potential sample selection bias, the grades in these samples were diluted by expanding samples to a 0.4 m length. Diluted samples typically comprised less than 200 samples.

All compositing and diluted samples were checked by the relevant QPs.

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Figure 14.8	SGX mineralized sample length histogram

Source: AMC, 2022.

14.4.3	Grade capping

Grade capping is the process of reducing the grade of an outlier sample to a value that is more representative of the grade distribution. The capping process prevents high-grade outlier samples from smearing high-grade into areas of low-grade during the estimation process.

All capping thresholds were selected by the relevant QPs using flagged, composited sample data provided by Silvercorp. A combination of histograms and probability plots were used to identify breaks within the sample population, and potential high-grade outliers for each vein. Outliers were then reviewed in a 3D context to determine whether samples reflected clustered high-grade zones which could be sub-domained, or random high-grade occurrences. Grade caps were typically defined at the upper break of the dominant sample population defined by the histogram or log probability plot. Figure 14.9 presents an example histogram and log probability plot for gold for Vein S19 at the SGX deposit. Table 14.3 presents a summary of grade caps applied to the various Ying deposits.

The raw, uncapped composite and capped statistics for Ag, Pb, and Zn for a subset of veins from each deposit are presented in Table 14.4. Veins have been selected based on AgEq metal contribution. The number of veins presented is based on the proportion of total metal contributed by each deposit.

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Figure 14.9	SGX deposit: Vein S19 - Silver histogram and log probability plot - grade capping

Notes: Grade capping of SGX deposit, Vein S19, composite samples. Left: Ag grade histogram (100 g/t bins), Right: Ag grade log probability plot. Grade cap defined at break in sample population as shown by red arrow.

Source: AMC, 2022.

Table 14.3	Grade capping summary
Mine	Element	Number of veins	Number of veins top cut	Lowest top cut	Highest top cut
SGX	Au (g/t)	3 *	1	10	10
	Ag (g/t)	82	39	100	8,000
	Pb (%)	82	32	0.6	70
	Zn (%)	82	15	0.35	50
HZG	Ag (g/t)	23	10	100	8,000
	Pb (%)	23	15	1	30
HPG	Au (g/t)	47	27	1.5	65
	Ag (g/t)	47	28	140	2,500
	Pb (%)	47	31	1.3	55
	Zn (%)	47	28	0.15	36
TLP	Ag (g/t)	76	70	180	5,300
	Pb (%)	76	58	5	46
LME	Au (g/t)	1 *	1	9.5	9.5
	Ag (g/t)	30	25	520	5,400
	Pb (%)	30	26	0.35	30
	Zn (%)	30	27	0.18	5.5
LMW	Au (g/t)	4 *	2	10	60
	Ag (g/t)	88	31	60	5,000
	Pb (%)	88	34	0.2	50
DCG	Au (g/t)	2 *	1	20	20
	Ag (g/t)	10	5	3.5	2,000
	Pb (%)	10	3	1	4
	Zn (%)	10	5	0.11	1

Note: *Only a select number of veins were estimated for Au.

Source: AMC, 2022.

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Table 14.4	Comparison between raw, composite, and capped composites
Mine	Vein	Statistic	Ag (g/t)			Pb (%)			Zn (%)
			Raw	Comp	Capped	Raw	Comp	Capped	Raw	Comp	Capped
SGX	S19	No. samples	3,008	5,207	5,207	3,008	5,207	5,207	3,008	5,207	5,207
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	8,944	8,944	4,000	73.94	71.69	60.00	34.03	34.03	25.00
		Mean	187	186	183	3.58	3.57	3.56	1.55	1.56	1.55
		Coeff. Var	2.58	2.49	2.29	2.14	2.06	2.04	2.01	1.96	1.95
	S8	No. samples	4,398	7,519	7,519	4,398	7,519	7,519	4,398	7,519	7,519
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	7,668	7,668	2,000	78.14	78.14	78.14	36.38	36.38	36.38
		Mean	110	109	96	2.65	2.63	2.63	1.10	1.10	1.10
		Coeff. Var	3.82	3.70	2.78	2.60	2.49	2.49	2.59	2.49	2.49
	S2	No. samples	1,808	3,166	3,166	1,808	3,166	3,166	1,808	3,166	3,166
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	10,878	10,878	8,000	79.37	79.37	79.37	44.99	34.27	30.00
		Mean	321	323	321	5.65	5.64	5.64	1.94	1.94	1.94
		Coeff. Var	2.21	2.12	2.06	1.90	1.79	1.79	1.91	1.79	1.78
	S7_1	No. samples	3,162	5,179	5,179	3,162	5,179	5,179	3,162	5,179	5,179
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	3,676	3,676	3,676	74.26	74.26	74.26	56.54	56.54	20.00
		Mean	163	161	161	3.36	3.34	3.34	3.18	3.16	2.94
		Coeff. Var	2.34	2.24	2.24	2.65	2.51	2.51	1.94	1.86	1.66
	S7	No. samples	2,768	5,005	5,005	2,768	5,005	5,005	2,768	5,005	5,005
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	4,355	4,355	4,000	69.78	69.78	60.00	34.77	34.77	25.00
		Mean	148	147	147	3.11	3.10	3.10	1.24	1.23	1.23
		Coeff. Var	2.33	2.20	2.19	2.45	2.24	2.24	2.20	2.07	2.05
	S6	No. samples	2,001	2,355	2,355	2,001	2,355	2,355	2,001	2,355	2,355
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	9,551	7,422	5,000	75.50	71.80	71.80	44.87	43.93	35.00
		Mean	315	310	309	5.33	5.20	5.20	2.59	2.56	2.56
		Coeff. Var	2.15	1.94	1.90	2.16	1.90	1.90	1.91	1.70	1.69
	S14	No. samples	3,611	4,404	4,404	3,611	4,404	4,404	3,611	4,404	4,404
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	10,036	8,876	7,000	81.85	81.85	81.85	52.96	52.96	30.00
		Mean	385	380	380	6.45	6.35	6.35	1.41	1.40	1.40
		Coeff. Var	2.23	1.95	1.94	2.17	1.94	1.94	2.19	2.08	2.05
HZG	HZ26	No. samples	585	768	768	585	768	768	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	6,412	4,563	3,000	12.88	8.41	8.41	-	-	-
		Mean	209	209	204	0.73	0.73	0.73	-	-	-
		Coeff. Var	2.35	2.13	2.00	1.79	1.68	1.68	-	-	-
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Mine	Vein	Statistic	Ag (g/t)			Pb (%)			Zn (%)
			Raw	Comp	Capped	Raw	Comp	Capped	Raw	Comp	Capped
HPG	H17	No. samples	3,068	6,907	6,907	3,068	6,907	6,907	3,068	6,907	6,907
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	14,212	3,729	1,500	67.13	67.13	48.00	40.43	40.43	36.00
		Mean	48	48	47	2.04	2.04	2.02	0.84	0.84	0.84
		Coeff. Var	3.18	2.59	2.29	2.40	2.36	2.30	2.86	2.78	2.77
TLP	T3	No. samples	3,625	7,833	7,833	3,625	7,833	7,833	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	2,941	2,871	2,000	68.00	68.00	34.00	-	-	-
		Mean	71	71	70	1.83	1.83	1.81	-	-	-
		Coeff. Var	2.89	2.82	2.74	2.07	1.98	1.89	-	-	-
	T11	No. samples	1,451	2,664	2,664	1,451	2,664	2,664	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	8,250	8,250	4,500	36.86	36.86	30.00	-	-	-
		Mean	167	167	163	2.41	2.41	2.39	-	-	-
		Coeff. Var	2.93	2.88	2.64	1.80	1.77	1.74	-	-	-
	T2	No. samples	3,539	7,084	7,084	3,539	7,084	7,084	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	6,093	6,093	3,500	69.67	56.09	43.00	-	-	-
		Mean	86	85	85	2.19	2.19	2.18	-	-	-
		Coeff. Var	2.84	2.71	2.54	1.90	1.83	1.79	-	-	-
LME	LM5E	No. samples	1,004	1,982	1,982	1,004	1,982	1,982	1,004	1,982	1,982
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	3,720	3,720	3,720	32.45	32.45	30.00	8.71	8.71	5.5
		Mean	204	204	204	1.14	1.14	1.14	0.30	0.30	0.30
		Coeff. Var	2.24	2.18	2.18	2.44	2.36	2.35	2.18	2.14	2.06
LMW	LM17	No. samples	1,679	2,815	2,815	1,679	2,815	2,815	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	13,363	13,363	4,000	28.11	28.11	28.11	-	-	-
		Mean	134	134	126	1.15	1.15	1.15	-	-	-
		Coeff. Var	4.14	4.09	3.23	2.29	2.25	2.25	-	-	-
	LM7	No. samples	1,166	3,286	3,286	1,166	3,286	3,286	-	-	-
		Minimum	0	0	0	0	0	0	-	-	-
		Maximum	2,005	2,005	2,005	31.58	31.58	15	-	-	-
		Mean	86	86	86	0.91	0.91	0.89	-	-	-
		Coeff. Var	2.40	2.32	2.32	2.00	1.92	1.71	-	-	-
DCG	C76	No. samples	210	472	472	210	472	472	210	472	472
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	600	600	600	9.94	9.94	4.00	3.24	3.24	3.24
		Mean	27	27	27	0.39	0.39	0.36	0.13	0.13	0.13
		Coeff. Var	2.69	2.68	2.68	2.49	2.42	1.94	2.32	2.22	2.22
Note: All statistics are length weighted. Comp=composited samples. Capped=capped composites. Coeff. Var = coefficient of variation.

Source: AMC, 2022.

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14.5	Block model
14.5.1	Block model parameters

Silvercorp created separate block models for each vein using Micromine software. Models were rotated around the Z-axis to align the X-axis across the strike of the vein and the Y-axis along the strike of the vein. All models used a parent block size of 0.8 mX by 10 mY by 10 mZ. Parent block dimensions were chosen as a compromise based on nominal 5 m spaced channel sampling on 40 m spaced levels, with 40 - 50 m spaced drillholes in less well-informed areas on major veins. Subcelling was utilized to provide resolution of vein contacts. A summary of model parameters is presented in Table 14.5.

Table 14.5	Ying block model summary
Mine	Number of models	Parent block dimensions			Subcell dimensions			Rotation
		X	Y	Z	X	Y	Z
SGX	82	0.8	10	10	0.2	2	2	Variable rotation around Z axis
HZG	23	0.8	10	10	0.1	1	1	Variable rotation around Z axis
HPG	47	0.8	10	10	0.1	1	1	Variable rotation around Z axis
TLP	76	0.8	10	10	0.1	1	1	Variable rotation around Z axis
LME	30	0.8	10	10	0.1	1	1	Variable rotation around Z axis
LMW	88	0.8	10	10	0.2	2	2	Variable rotation around Z axis
DCG	10	0.8	10	10	0.2	2	2	Variable rotation around Z axis
14.5.2	Grade estimation

Silver, lead, zinc, and in select veins gold was estimated into the parent blocks using ID2 interpolation using Micromine software. Informing data was restricted using hard domain boundaries so that only the flagged, capped composites within the vein could influence the estimate of the specific vein model. A multiple pass, omnidirectional search was used for all estimates. Search pass parameters are summarized in Table 14.6. An example of the estimation passes is displayed for the Vein S19 of the SGX mine in Figure 14.10.

Table 14.6	Ying deposits - Estimation search parameters
Pass	Search distance X (m)	Search distance Y (m)	Search distance Z (m)	Minimum number of samples	Maximum number of samples	Maximum number of samples per drillhole or channel
1	25	25	25	4	12	2
2	50	50	50	4	12	2
3	200	200	200	3	12	2

Source: AMC, 2022.

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Figure 14.10	Estimation pass longitudinal projection SGX mine: Vein S19

Note: Longitudinal Section looking towards 315°.

Source: AMC, 2022.

14.5.3	Mining depletion

Silvercorp depleted all block models using as-built surveys of tunnels and mining stopes completed at the end of December 2021. In addition, areas inaccessible to further mining were identified and then coded into the block model as a Mineral Resource write-off. Figure 14.11 presents a longitudinal section of SGX Vein S19 with depletion coding.

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Figure 14.11	Mining depletion longitudinal projection SGX mine: Vein S19

Note: Longitudinal Section looking towards 315°.

Source: AMC, 2022.

14.6	Mineral Resource classification

Mineral Resources were classified by Silvercorp using parameters agreed to by all QPs. Mineral Resource classification considered the narrow-vein style of mineralization, the observed grade continuity, and the sample spacing in longitudinal projection. Smoothing was implemented to remove isolated blocks of one classification category that were surrounded by blocks of another classification category.

The following set of parameters was used as a guide to ensure that the construction of Mineral Resource classification was consistently applied across the 356 veins that currently comprise the Mineral Resource.

•	Measured Resource:
—	Measured Resources are defined by the presence of exploration tunneling. The boundary of Measured Resources is determined by extrapolating 20 – 25 m up and down-dip from the exploration tunnels where channel samples are less than 15 m apart.
—	No Measured Resources are extrapolated along strike from the ends of an exploration tunnel.
•	Indicated Resource:
—	Indicated Resources are defined by either exploration drilling or exploration tunneling.
—	A basic drilling grid of 50 m (along strike) × 100 m (up and down-dip) is used to delineate Indicated Resources. A minimum of three holes is required to define an Indicated Resource block. Boundaries of drill-defined Indicated Resource blocks are determined by
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extrapolating 25 m along strike and 50 m up and down-dip from the hole closest to the boundary.

—	Boundaries of tunnel-defined Indicated Resources are defined by extrapolating 40 – 50 m up and down-dip from the exploration tunnel.
—	No Indicated Resources are extrapolated along strike from the ends of exploration tunnel.
•	Inferred Resource:
—	Inferred Resources are either defined by a low-density of holes or extrapolated from drill-defined Indicated Resource blocks.
—	Boundaries of Inferred Resource are determined by extrapolating 50 m along strike and 100 m up and down-dip from the hole closest to the Indicated boundary.
—	No Inferred Resources are extrapolated from exploration tunnels.

Mineral Resource classification of the SGX mine Vein S19 is presented in Figure 14.12.

Figure 14.12	Mineral Resource classification longitudinal projection SGX mine: Vein S19

Note: Longitudinal Section looking towards 315°.

Source: AMC, 2022.

14.7	Block model validation

The QPs validated the block models using a combination of methods. The checks included visual and statistical comparisons between the model and input data, swath plots, comparisons to previous estimates, and running independent check estimates on various models.

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Figure 14.13 and Figure 14.14 show examples of the drillhole and channel composite AgEq grades compared to the block model estimated grades for Vein S19 at the SGX mine and part of Vein T3 of the TLP mine. The figures show good agreement between the drillhole composite grades and the estimated block model grades.

Figure 14.13	Silver equivalent grade longitudinal projection SGX mine: Vein S19

Note: Drillhole and channel composites: coloured dots, Model: coloured open squares.

Source: AMC, 2022.

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Figure 14.14	Silver equivalent grade longitudinal projection TLP mine: Vein T3

Note: Portion of block model shown.

Source: AMC, 2022.

Table 14.7 shows the statistical comparison of the composites versus the block model grades for silver, lead, and zinc in the four largest veins of the SGX deposit and for silver and lead in the four largest veins at the TLP deposit.

Due to the highly clustered nature of data in most veins, all composite data has been declustered using a cell declustering process using a 100 mX by 100 mY by 100 mZ non-rotated grid. This grid approximates the underlying widest data spacing.

In general, block model grades are similar to, or slightly lower than declustered composite grades. Slight differences reflect sensitivities to declustering, and slight differences between composite data spatial extents, and model extents. Results were reviewed by the relevant QPs and considered acceptable.

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Table 14.7	SGX and TLP grade statistics: block model vs composites
Mine	Vein	Statistic	Ag (g/t)		Pb (%)		Zn (%)
			Cap Comp	BM	Cap Comp	BM	Cap Comp	BM
SGX	S19	No. samples	5,207	385,378	5,207	385,378	5,207	385,378
		Minimum	0	0	0	0	0	0
		Maximum	4,000	3,346	60.00	44.43	25.00	16.86
		Mean	183 (121)	112	3.56 (2.47)	2.37	1.55 (1.23)	1.06
		Std. Dev.	418.06	199.77	7.26	3.76	3.03	1.61
	S8	No. samples	7,519	819,464	7,519	819,464	7,519	819,464
		Minimum	0	0	0	0	0	0
		Maximum	2,000	1,890	78.14	42.54	36.38	21.11
		Mean	96 (70)	67	2.63 (1.91)	1.85	1.10 (0.65)	0.57
		Std. Dev.	267.11	146.59	6.54	3.72	2.74	1.25
	S2	No. samples	3,166	318,484	3,166	318,484	3,166	318,484
		Minimum	0	0	0	0	0	0
		Maximum	8,000	6,050	79.37	51.40	30.00	21.97
		Mean	321 (184)	177	5.64 (3.03)	3.13	1.94 (1.36)	1.25
		Std. Dev.	662.10	279.16	10.10	4.94	3.46	1.67
	S7_1	No. samples	5,179	375,011	5,179	375,011	5,179	375,011
		Minimum	0	0	0	0	0	0
		Maximum	3,676	2,800	74.26	62.13	20.00	19.80
		Mean	161 (107)	103	3.34 (2.29)	2.22	2.94 (1.80)	1.64
		Std. Dev.	361.57	182.87	8.39	4.58	4.88	2.59
TLP	T3	No. samples	7,833	4,188,635	7,833	4,188,635	-	-
		Minimum	0	0	0	0	-	-
		Maximum	2,000	1,964	34	28	-	-
		Mean	70 (63)	70	1.81 (1.47)	1.53	-	-
		Std. Dev	193.16	129.49	3.42	1.82	-	-
	T11	No. samples	2,664	1,853,323	2,664	1,853,323	-	-
		Minimum	0	0	0	0	-	-
		Maximum	4,500	4,151	30	28	-	-
		Mean	163 (78)	65	2.39 (1.69)	1.45	-	-
		Std. Dev	431.02	150.81	4.16	2.48	-	-
	T2	No. samples	7,084	3,629,714	7,084	3,629,714	-	-
		Minimum	0	0	0	0	-	-
		Maximum	3,500	1,791	43	40	-	-
		Mean	85 (54)	61	2.18 (1.41)	1.42	-	-
		Std. Dev	214.92	110.19	3.89	1.90	-	-
	T16	No. samples	2,352	1,476,215	2,352	1,476,215	-	-
		Minimum	0	0	0	0	-	-
		Maximum	5,300	3,141	23	20	-	-
		Mean	225 (122)	84	1.73 (1.02)	0.83	-	-
		Std. Dev	564.56	192.53	3.11	1.37	-	-

Note: Showing four largest veins from the SGX and TLP deposits ranked by AgEq metal. Cap comp are the composited and capped sample assays. Brackets denote grades derived by 100 mX by 100 mY by 100 mZ cell declustering which approximately averages underlying data spacing. BM=block model.

Figure 14.15 to Figure 14.29 present swath plots for the largest SGX and TLP models along east, north, and elevation. Swath plots generally indicate a good agreement between model grade and declustered composite grades. Minor discrepancies are noted at the outer extends of models.

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Figure 14.15	S19 silver swath plot by easting

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.16	S19 silver swath plot by northing

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.17	S19 silver swath plot by elevation

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.18	S19 lead swath plot by easting

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.19	S19 lead swath plot by northing

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.20	S19 lead swath plot by elevation

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.21	S19 zinc swath plot by easting

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.22	S19 zinc swath plot by northing

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.23	S19 zinc swath plot by elevation

Notes: S19 model rotated 45 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.24	T3 silver swath plot by easting

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.25	T3 silver swath plot by northing

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.26	T3 silver swath plot by elevation

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.27	T3 lead swath plot by easting

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

Figure 14.28	T3 lead swath plot by northing

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

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Figure 14.29	T3 lead swath plot by elevation

Notes: T3 model rotated 25 degrees clockwise around Z-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2022.

14.8	Minimum mining width

To ensure that the estimates have reasonable prospects of eventual economic extraction, all vein block models were tested to ensure they had a minimum horizontal thickness of 0.4 m to be amenable for the resuing mining method – the predominant mining method currently employed at Ying. This was achieved by testing horizontal thicknesses across the model at a spacing equivalent to the model subcell dimensions. In instances where the modelled vein was less than 0.4 m thick, block dimensions for the respective subcell was expanded in the X direction (across strike), and model grades were diluted accordingly.

14.9	Mineral Resource estimates

The Mineral Resource estimates for the Ying property as of 31 December 2021 are presented in Table 14.1 in the introduction to this section. Mineral Resource estimates report Ag and Pb grades in all deposits, Zn grades in select deposits, and Au grades within select veins at select deposits. Contained metal is also reported for those metals where applicable.

Table 14.8 presents a subset of the Mineral Resource for silver, lead, and zinc veins exclusive of HPG and gold bearing veins. Table 14.9 presents a subset of the Mineral Resource for significant gold-bearing veins, and inclusive of HPG deposit. Table 14.8 and Table 14.9 collectively reflect the tonnes, grade, and metal presented in Table 14.1 but noting that the figures in Table 14.1 are the reportable figures at 31 December 2021.

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Table 14.8	Ying Mineral Resource subset - silver, lead, zinc veins
Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.40	-	297	5.69	2.80	-	32.41	193.40	94.95
	Indicated	3.10	-	249	4.69	2.17	-	24.80	145.48	67.32
	Meas + Ind	6.50	-	274	5.22	2.50	-	57.21	338.89	162.28
	Inferred	3.97	-	233	4.64	1.93	-	29.72	184.22	76.69
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
	Meas + Ind	1.03	-	365	1.06	-	-	12.06	10.86	-
	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
	Meas + Ind	4.46	-	206	3.27	-	-	29.58	145.77	-
	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.43	-	360	1.75	0.35	-	4.98	7.52	1.48
	Indicated	0.93	-	327	1.73	0.43	-	9.77	16.09	3.98
	Meas + Ind	1.36	-	337	1.74	0.40	-	14.75	23.61	5.47
	Inferred	1.10	-	275	1.79	0.41	-	9.73	19.70	4.54
LMW	Measured	0.90	-	335	2.72	-	-	9.70	24.55	-
	Indicated	1.95	-	247	2.19	-	-	15.49	42.80	-
	Meas + Ind	2.85	-	275	2.36	-	-	25.20	67.34	-
	Inferred	1.49	-	237	2.38	-	-	11.32	35.41	-
DCG	Measured	0.02	-	50	6.56	0.19	-	0.03	1.28	0.04
	Indicated	0.07	-	76	5.14	0.15	-	0.18	3.82	0.11
	Meas + Ind	0.09	-	71	5.44	0.16	-	0.21	5.09	0.15
	Inferred	0.21	-	87	3.74	0.18	-	0.59	7.91	0.38
All	Measured	7.71	-	285	4.11	1.25	-	70.69	316.86	96.47
	Indicated	8.57	-	248	3.20	0.83	-	68.32	274.71	71.41
	Meas + Ind	16.29	-	265	3.63	1.03	-	139.01	591.57	167.89
	Inferred	11.08	-	222	3.24	0.74	-	78.89	359.25	81.61

Notes:

•	Subset of Mineral Resource showing Ag, Pb, Zn veins, excluding HPG and significant gold bearing veins.
•	Measured and Indicated Mineral Resources are inclusive of estimated Mineral Reserves.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	COGs: SGX 170 g/t AgEq; HZG 170 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq equivalent formulas by mine:
-	SGX = Ag g/t+37.79*Pb%+20.76*Zn%.
-	HZG = Ag g/t+36.31*Pb%.
-	TLP = Ag g/t+36.65*Pb%.
-	LME = Ag g/t+35.84*Pb%+10.44*Zn%.
-	LMW = Ag g/t+36.88*Pb%.
-	DCG = Ag g/t+36.84*Pb%+24.73*Zn%.
•	Exclusive of mine production to 31 December 2021.
•	Numbers may not compute exactly due to rounding.
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Table 14.9	Ying Mineral Resource subset - gold rich veins
Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	0.12	1.47	106	1.70	1.43	5.48	0.40	1.98	1.67
	Indicated	0.03	0.57	61	2.13	2.32	0.57	0.06	0.66	0.71
	Meas + Ind	0.15	1.28	97	1.79	1.62	6.05	0.46	2.63	2.38
	Inferred	0.01	1.94	73	0.70	0.89	0.70	0.03	0.08	0.10
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
	Meas + Ind	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
LME	Measured	0.02	2.97	255	1.26	0.39	1.45	0.12	0.19	0.06
	Indicated	0.09	2.38	195	1.03	0.34	7.17	0.59	0.97	0.32
	Meas + Ind	0.11	2.47	204	1.06	0.35	8.62	0.71	1.16	0.38
	Inferred	0.39	2.47	65	0.48	0.38	30.86	0.81	1.87	1.49
LMW	Measured	0.04	5.48	69	0.29	-	6.45	0.08	0.11	-
	Indicated	0.21	3.74	94	0.54	-	24.84	0.62	1.11	-
	Meas + Ind	0.24	4.00	90	0.50	-	31.28	0.70	1.22	-
	Inferred	0.02	5.77	108	0.56	-	3.63	0.07	0.11	-
DCG	Measured	0.13	2.95	79	0.41	0.31	12.67	0.34	0.54	0.42
	Indicated	0.13	5.29	115	0.57	0.23	21.50	0.47	0.72	0.28
	Meas + Ind	0.26	4.09	97	0.49	0.27	34.17	0.81	1.26	0.70
	Inferred	0.11	4.31	120	0.63	0.27	14.77	0.41	0.67	0.29
All	Measured	1.07	1.74	95	3.04	1.20	59.96	3.25	32.54	12.87
	Indicated	1.38	2.29	84	2.37	0.91	101.44	3.75	32.68	12.58
	Meas + Ind	2.45	2.05	89	2.66	1.04	161.40	7.00	65.22	25.45
	Inferred	1.98	2.70	88	2.65	0.98	171.83	5.57	52.52	19.31

Notes:

•	Subset of Mineral Resource showing significant gold bearing veins, excluding Ag-Pb-Zn only veins.
•	Measured and Indicated Mineral Resources are inclusive of estimated Mineral Reserves.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	COGs: SGX 170 g/t AgEq; HPG 180 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq equivalent formulas by mine:
•	AgEq formulas used for significant gold bearing veins:
-	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%.
-	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
-	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%.
-	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%.
-	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.
•	Exclusive of mine production to 31 December 2021.
•	Numbers may not compute exactly due to rounding.

Longitudinal sections showing the model with AgEq grades, supporting data, mined out areas and classification for some of the largest veins on the Ying property are displayed in Figure 14.30 to Figure 14.36. Note only the Measured, Indicated, and Inferred are shown thus the outer boundary coincides with extent of Inferred.

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Figure 14.30	SGX – Vein S19 vertical long section projection Mineral Resource

Notes: Long Section view looking towards 315°.

Source: AMC, 2022.

Figure 14.31	HZG - Vein HZ26 vertical long section projection Mineral Resource

Notes: Long Section view looking towards 300°.

Source: AMC, 2022.

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Figure 14.32	HPG - Vein H17 vertical long section projection Mineral Resource

Notes: Long Section view looking towards 320°.

Source: AMC, 2022.

Figure 14.33	TLP – Vein T3 vertical long section projection Mineral Resource

Notes: Long Section view looking towards 295°.

Source: AMC, 2022.

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Figure 14.34	LME – Vein LM5E vertical long section projection Mineral Resource

Notes: Long Section view looking towards 315°.

Source: AMC, 2022.

Figure 14.35	LMW - Vein LM17 vertical long section projection Mineral Resource

Notes: Long Section view looking towards 315°.

Source: AMC, 2022.

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Figure 14.36	DCG – Vein C4E vertical long section projection Mineral Resource

Notes: Long Section view looking towards 315°.

Source: AMC, 2022.

14.10	Risks

The QPs are not aware of any known environmental, permitting, legal, taxation, socio economic, marketing, political, or other similar factors which could materially affect the stated Mineral Resources.

The QPs note that 25% of the total Mineral Resources (based on AqEq metal) falls below the current permits. On a mine by mine basis the number can vary between 0% (HZG) to 67% (LME).

As discussed in Section 4.4, it is not unusual for mining companies in China, including Silvercorp, to undertake resource-related activities outside of limits prescribed in mining permits (title). The process related to applications for, and granting of, permit limit extensions occurring in parallel with those activities. Silvercorp have exploration permits granting exploration activities beneath current mining permits. Note these permits were provided to AMC directly after the legal letter provided by Mr Wenhui Lian, BaiRun LLP, Luoning County, Henan Province, China. Although not disclosed in the legal letter, the QPs are satisfied that there is no material risk of Silvercorp not receiving approval to mine these resources when access is required in the future.

14.11	Comparison with Mineral Resource estimate as of 31 December 2019

Prior to this Technical Report, the most recently published independent Mineral Resource estimate on the Property is contained in the 2020 Technical Report, with Mineral Resources estimated in that report as of 31 December 2019. A comparison between the Mineral Resource estimates with effective dates of 2019 and 2021 is shown in Table 14.10. Changes since the 2019 estimate include:

•	Drilling of an additional 2,743 diamond core drillholes for a total of 492,336 m.

•	Ongoing underground development including the completion of an additional 93,740 m of tunnels including 58,063 m of drifts 22,010 m of cross-cuts and 13,667 m of raises and associated channel samples.

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•	Ongoing depletion and sterilization due to mining.
•	Updated metal prices, AgEq formulas, and COGs for each mine.

The discovery of gold rich veins, and inclusion of gold in Mineral Resources at SGX, LME, LMW, and DCG.

Table 14.10	Comparison of 2019 and 2021 Mineral Resource estimates
Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)
SGX	2021 MS+ID	6.64	0.03	6.1	270	57.7	5.14	341.5	2.48	164.7
	2021 IF	3.98	0.01	0.7	232	29.7	4.63	184.3	1.93	76.8
	2019 MS+ID	6.77	-	-	284	61.9	5.60	379.1	2.82	190.6
	2019 IF	4.33	-	-	237	33.0	4.84	209.8	1.99	86.1
	Difference MS+ID (%)	-2%	-	-	-5%	-7%	-8%	-10%	-12%	-14%
	Difference IF (%)	-8%	-	-	-2%	-10%	-4%	-12%	-3%	-11%
HZG	2021 MS+ID	1.03	-	-	365	12.1	1.06	10.9	-	-
	2021 IF	0.55	-	-	326	5.8	0.83	4.6	-	-
	2019 MS+ID	1.09	-	-	305	10.7	0.87	9.5	-	-
	2019 IF	0.97	-	-	250	7.8	0.78	7.5	-	-
	Difference MS+ID (%)	-6%	-	-	20%	13%	21%	14%	-	-
	Difference IF (%)	-43%	-	-	30%	-26%	6%	-39%	-	-
HPG	2021 MS+ID	1.69	1.50	81.3	80	4.3	3.49	59.0	1.30	22.0
	2021 IF	1.45	2.61	121.9	91	4.3	3.43	49.8	1.20	17.4
	2019 MS+ID	2.38	1.28	98.2	77	5.9	3.29	78.3	1.35	32.1
	2019 IF	3.2	2.05	211.2	84	8.7	2.65	84.9	1.04	33.2
	Difference MS+ID (%)	-29%	17%	-17%	3%	-27%	6%	-25%	-4%	-32%
	Difference IF (%)	-55%	27%	-42%	8%	-51%	29%	-41%	15%	-47%
TLP	2021 MS+ID	4.46	-	-	206	29.6	3.27	145.8	-	-
	2021 IF	3.76	-	-	180	21.8	2.86	107.5	-	-
	2019 MS+ID	5.43	-	-	185	32.3	3.06	166.4	-	-
	2019 IF	5.48	-	-	157	27.7	2.64	144.7	-	-
	Difference MS+ID (%)	-18%	-	-	12%	-8%	7%	-12%	-	-
	Difference IF (%)	-31%	-	-	15%	-21%	8%	-26%	-	-
LME	2021 MS+ID	1.47	0.18	8.6	327	15.5	1.69	24.8	0.40	5.8
	2021 IF	1.49	0.65	30.9	221	10.5	1.45	21.6	0.41	6.0
	2019 MS+ID	1.67	-	-	301	16.2	1.65	27.5	0.42	7
	2019 IF	1.79	-	-	222	12.8	1.73	30.9	0.39	6.9
	Difference MS+ID (%)	-12%	-	-	9%	-5%	2%	-10%	-5%	-16%
	Difference IF (%)	-17%	-	-	-1%	-18%	-16%	-30%	4%	-13%
LMW	2021 MS+ID	3.09	0.31	31.3	260	25.9	2.22	68.6	-	-
	2021 IF	1.51	0.07	3.6	235	11.4	2.36	35.5	-	-
	2019 MS+ID	2.71	-	-	278	24.3	2.55	69.1	-	-
	2019 IF	2.41	-	-	248	19.2	2.85	68.6	-	-
	Difference MS+ID (%)	14%	-	-	-6%	7%	-13%	-1%	-	-
	Difference IF (%)	-37%	-	-	-5%	-41%	-17%	-48%	-	-
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Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)
DCG	2021 MS+ID	0.35	3.00	34.2	90	1.0	1.80	6.4	0.24	0.8
	2021 IF	0.32	1.44	14.8	98	1.0	2.70	8.6	0.21	0.7
	2019 MS+ID	0.06	0.09	0.2	59	0.1	3.78	2.3	0.15	0.1
	2019 IF	0.40	0.24	3.2	61	0.8	4.69	18.9	0.15	0.6
	Difference MS+ID (%)	490%	3,238%	16,987%	52%	921%	-52%	176%	60%	750%
	Difference IF (%)	-20%	502%	361%	62%	25%	-43%	-55%	41%	12%
Total	2021 MS+ID	18.73	0.27	161.4	242	146.0	3.51	656.8	1.03	193.3
	2021 IF	13.05	0.41	171.8	201	84.5	3.15	411.8	0.77	100.9
	2019 MS+ID	20.12	0.15	98.4	234	151.3	3.64	732.3	1.14	229.8
	2019 IF	18.58	0.36	214.4	184	109.9	3.04	565.3	0.68	126.8
	Difference MS+ID (%)	-7%	79%	64%	4%	-3%	-4%	-10%	-10%	-16%
	Difference IF (%)	-30%	14%	-20%	9%	-23%	4%	-27%	13%	-20%

The following observations have been made by the QPs from the comparison table:

•	Measured and Indicated tonnes have decreased by 7% overall. The Inferred tonnes have decreased by 30%.
•	Measured and Indicated grades have increased for gold and silver by 79% and 4% respectively. Measured and Indicated grades have decreased for lead by 4% and zinc by 10%.
•	Inferred grades increased for all metals: gold by 14%, silver by 9%, lead by 4%, and zinc by 13%.
•	The net result in the Measured and Indicated categories has been an increase in the contained gold of 64% and decreases in the contained silver, lead, and zinc of 3%, 10%, and 16% respectively.
•	The net result in the Inferred category has been a decrease in the contained gold, silver, lead, and zinc of 20%, 23%, 27%, and 20% respectively.

Reasons for the differences in grade, tonnes, and contained metal include conversion to higher categories arising from drilling and level development, generally higher COGs due to inflation, and depletion due to mining.

14.12	General comments and recommendations

Since the 2020 Technical Report, Silvercorp has worked with AMC to produce the Mineral Resource estimates internally. The QPs have reviewed these estimates and are satisfied that they comply with generally accepted industry practices. The QPs take responsibility for these estimates.

The QPs suggest the following recommendations be considered prior to future Mineral Resource estimation:

•	Continue to standardize modelling and estimation protocols at all deposits to facilitate efficient model auditing.
•	Round model prototype origins to the nearest 100 m to simplify software compatibility.
•	Decrease subcell size to at least 0.1 m in the X dimension and 1 m in the Y and Z dimensions for all models to capture additional resolution of vein contacts. Investigate decreasing subcell resolution further when coding underground tunnels and stopes.
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•	Assess sensitivity of grade estimates to data clustering by trialing sector searches.
•	Adjust estimation procedures so that a nearest neighbour check estimate is completed in addition to the ID2 estimate.
•	Refine classification criteria as required.
•	During resource classification coding, ensure that ‘cookier cutter’ coding wireframes are orthogonal to the strike / dip of vein models.
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15	Mineral Reserve estimates
15.1	Introduction and Mineral Resources base

The Mineral Resources upon which the Ying Mineral Reserves are based have been discussed in detail in Section 14. The Mineral Resources are located in, or adjacent to, areas where Silvercorp has mining permits. The permitting issue has also been discussed in Section 14. The QP considers that it is reasonable to include all the current Mineral Resources, including those located below the current lower limit of Silvercorp’s mining permits, in the Mineral Reserve estimation.

To convert Mineral Resources to Mineral Reserves, mining COGs have been applied, mining dilution has been added, and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the Ying property were prepared by Silvercorp under the guidance of independent QP Mr H.A. Smith, P.Eng., who takes responsibility for those estimates.

15.2	Mineral Reserve estimation methodology

The Mineral Reserve estimation assumes that current predominant stoping practices will continue to be employed at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Dilution is discussed further in Section 15.4.

The QP notes that, for a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now also used at the Property.

For the total tonnage estimated as Ying Mineral Reserves, approximately 62% is associated with resuing-type methods and approximately 38% with shrinkage.

15.3	Cut-off grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The COG basis is summarized below and in Table 15.1.

COG AgEq (g/t) = (operating cost/t + sustaining capital cost/t + mineral resources tax/t) / (Ag value/g x processing recovery x payable)

In establishing metal prices for use in the cut-off calculations, the QP has referenced World Bank long-term forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of March 2022. The exchange rate of 6.50 RMB to US$1 was used in the cut-off calculations is as per Silvercorp FY2023 Budget. The exchange rate was also referenced against historical information in the public domain.

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Table 15.1	Mineral Reserve cut-off grades and key estimation parameters
Item	SGX		HZG		HPG		TLP		LME		LMW		DCG
Foreign exchange rate (RMB:US$)	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs
Mining Cost ($/t)	78.92	58.36	81.50	54.42	83.60	53.84	68.02	49.76	89.87	70.51	81.43	59.21	68.02	49.76
Shipping cost ($/t)	3.38	3.38	3.98	3.98	2.55	2.55	2.95	2.95	2.84	2.84	2.95	2.95	2.95	2.95
Milling cost ($/t)	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34	11.34
G&A and product selling cost ($/t)	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44	9.44
Mineral Resources tax ($/t)	3.60	2.98	3.78	2.97	3.82	2.92	3.35	2.80	4.02	3.44	3.74	3.07	3.35	2.80
Government fee and other tax ($/t)	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29
Sustaining Capital ($/t) (mine development, exploration tunneling, PPE)	14.61	14.61	17.62	17.62	17.98	17.98	17.66	17.66	18.08	18.08	17.09	17.09	17.66	17.66
Total operating costs (US$/t)	123.58	102.41	129.95	102.05	131.02	100.37	115.05	96.24	137.88	117.94	128.27	105.39	115.05	96.24
Mill recoveries
Au (%)	91.52	91.52	91.52	91.52	91.52	91.52	-	-	91.52	91.52	91.52	91.52	-	-
Ag (%)	95.86	95.86	96.83	96.83	91.49	91.49	92.87	92.87	95.21	95.21	96.54	96.54	92.87	92.87
Pb (%)	97.62	97.62	94.75	94.75	90.81	90.81	91.70	91.70	91.96	91.96	95.94	95.94	91.70	91.70
Zn (%)	60.04	60.04	-	-	68.26	68.26	-	-	30.00	30.00	-	-	-	-
Payables
Au (%)	81.00	81.00	81.00	81.00	81.00	81.00	-	-	81.00	81.00	81.00	81.00	-	-
Ag (%)	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00	91.00
Pb (%)	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42	96.42
Zn (%)	74.39	74.39	-	-	74.39	74.39	-	-	74.39	74.39	-	-	-	-
Full breakeven COG (AgEq g/t) = (Total operating cost $/t)/($ value per in situ gram after metallurgical recovery & payable)	235	195	245	195	260	200	225	190	265	225	245	200	225	190

Notes:

•	Numbers may not compute exactly due to rounding.
•	Metal price assumptions: Au $1,450/oz; Ag $18.60/oz; Pb $0.95/lb; Zn $1.10/lb.
•	See Section 14 for AgEq formulae. No Zn value ascribed to ore from HZG, TLP, and LMW sites.
•	Operating costs as per FY2023 Budget (DCG costs estimated as per TLP).

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Lower COG values have been used for development ore, and for areas where, effectively, all development and drilling for a given stope is complete and the decision is whether to mine the stope or not. These values are shown in Table 15.2.

Table 15.2	Development ore and stope marginal cut-off grades
Item	SGX		HZG		HPG		TLP		LME		LMW		DCG
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Stope Marginal COG (AgEq g/t)	210	170	210	160	235	175	205	170	210	170	205	160	205	170
Development Ore COG (AgEq g/t)	130		125		150		125		125		125		125

Note: Costs, recoveries, payables, and metal price assumptions as per Table 15.1 above.

15.3.1	Comment on cut-off grades

The QP considers that the Mineral Reserve COGs and their supporting parameters are reasonable. The QP also notes that the Ying Mineral Reserves, as a whole, have limited sensitivity to variation in COG as discussed in Section 15.6 below.

15.4	Dilution and recovery factors
15.4.1	Dilution

As indicated above, minimum mining widths are assumed as 0.5 m and 1.0 m, respectively, for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8 m. The QP notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the Mineral Reserves estimation assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand-sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. The QP considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to materially affect the dilution factors used in the estimation.

The QP notes that the projections for dilution in both resuing and shrinkage stopes assume a high degree of process control in terms of design, drilling, and blasting, and that such control on an ongoing basis is critical to achieving dilution targets.

Table 15.3 summarizes average dilution from the Mineral Reserve calculations for each of the Ying mines. The QP considers that, overall, the current dilution estimation is reasonable considering the enhanced focus on mining process control in recent years and the observed results from those efforts in terms of mined versus reserve grades.

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Table 15.3	Average dilution by mine and method
Mine	Dilution %
	Resuing	Shrinkage
SGX	15.3%	20.1%
HZG	18.3%	24.0%
HPG	15.2%	22.2%
TLP	15.6%	20.0%
LME	15.0%	17.2%
LMW[1]	15.3%	16.9%
DCG	11.7%	16.9%
Total Ying	15.5%	19.5%

Note: 1Small amount of room and pillar mining also planned at LMW (< 2% of Ying total) – estimated dilution 23.1%.

15.4.2	Mining recovery factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors.

15.5	Mineral Reserve estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

•	Selection of Measured and Indicated Mineral Resource areas (potential stope blocks) for which the average AgEq grade is greater than the applicable mine COG.
•	Application of minimum extraction and mining width criteria and calculation of diluting material quantities at zero grade.
•	Estimation of Mineral Reserve potential by applying relevant mining loss factors.
•	Reconfirmation that diluted AgEq grade is greater than the applicable mine cut-off grade.
•	Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question.

Table 15.4 summarizes the Mineral Reserve estimates for each Ying mine and for the entire Ying operation. 46.9% of the Mineral Reserve tonnage is categorized as Proven and 53.1% is categorized as Probable.

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Table 15.4	Ying Mining District Mineral Reserve estimates & metal content at 31 December 2021
Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.62	0.05	267	5.12	2.46	4.0	22.53	134.1	64.5
	Probable	2.61	0.00	230	4.41	1.90	0.3	19.33	115.2	49.7
Total Proven & Probable		5.23	0.03	249	4.76	2.18	4.2	41.86	249.3	114.2
HZG	Proven	0.37	-	350	1.08	-	-	4.17	4.0	-
	Probable	0.36	-	347	0.77	-	-	4.06	2.8	-
Total Proven & Probable		0.73	-	348	0.93	-	-	8.23	6.8	-
HPG	Proven	0.35	1.41	89	3.38	1.39	15.8	1.00	11.7	4.8
	Probable	0.44	1.80	59	2.76	1.04	25.7	0.85	12.2	4.6
Total Proven & Probable		0.79	1.63	73	3.03	1.19	41.5	1.85	24.0	9.4
TLP	Proven	1.55	-	219	3.15	-	-	10.94	49.0	-
	Probable	1.02	-	204	2.91	-	-	6.70	29.7	-
Total Proven & Probable		2.58	-	213	3.05	-	-	17.64	78.7	-
LME	Proven	0.23	0.16	349	1.59	0.32	1.2	2.62	3.7	0.7
	Probable	0.68	0.30	316	1.62	0.40	6.6	6.91	11.0	2.7
Total Proven & Probable		0.91	0.27	325	1.61	0.38	7.9	9.53	14.7	3.4
LMW	Proven	0.57	0.33	321	2.27	-	6.0	5.86	12.9	-
	Probable	1.29	0.55	242	1.87	-	23.0	10.06	24.1	-
Total Proven & Probable		1.86	0.48	266	1.99	-	28.9	15.92	37.0	-
DCG	Proven	0.09	2.41	73	1.38	0.28	6.8	0.20	1.2	0.2
	Probable	0.13	3.84	104	1.87	0.15	15.4	0.42	2.3	0.2
Total Proven & Probable		0.21	3.25	91	1.67	0.20	22.2	0.62	3.5	0.4
Ying Mines	Proven	5.78	0.18	255	3.75	1.22	33.8	47.32	216.6	70.3
	Probable	6.54	0.34	230	3.02	0.87	70.9	48.32	197.5	57.2
Total Proven & Probable		12.32	0.26	241	3.36	1.03	104.7	95.65	414.1	127.5

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 235 Resuing, 195 Shrinkage; HZG – 245 Resuing, 195 Shrinkage; HPG – 260 Resuing, 200 Shrinkage; TLP – 225 Resuing, 190 Shrinkage; LME – 265 Resuing, 225 Shrinkage; LMW – 245 Resuing, 200 Shrinkage; DCG – 225 Resuing, 190 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX – 210 Resuing, 170 Shrinkage; HZG – 210 Resuing, 160 Shrinkage; HPG – 235 Resuing, 175 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 210 Resuing, 170 Shrinkage; LMW - 205 Resuing, 160 Shrinkage; DCG – 205 Resuing, 170 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX – 130; HZG – 125; HPG – 150; TLP – 125; LME – 125; LMW – 125; DCG – 125.
•	Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Processing recovery factors: SGX – 91.5% Au, 95.9% Ag, 97.6% Pb, 60.0% Zn; HZG – 96.8% Ag, 94.7% Pb; HPG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn; TLP – 92.9% Ag, 91.7% Pb; LME – 91.5% Au, 95.2% Ag, 92.0% Pb, 30.0% Zn; LMW – 91.5% Au, 96.5% Ag, 95.9% Pb; DCG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn.
•	Payables: Au – 81%; Ag – 91.0%; Pb – 96.4%; Zn – 74.4%.
•	Exclusive of mine production to 31 December 2021.
•	Exchange rate assumed is RMB 6.50 : US$1.00.
•	Numbers may not compute exactly due to rounding.
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The QP notes that the silver and lead Mineral Reserve grades for the combined Ying mines are 85% and 80%, respectively, of the actual silver and lead grades mined at the Property in the two years through to the end of Q3 FY2022 (December 2021). For zinc, the Mineral Reserve grade is about 30% higher than the mined zinc grade over the same period; and the gold Mineral Reserve grade at 0.26 g/t is significantly higher than the mined gold grade (0.05 g/t) for the period. The Mineral Reserve gold grade reflects the small number of gold-rich veins at the Property for which exploitation has only recently begun but, which combined, provide a gold Mineral Reserve of just over 100 thousand ounces.

The QP also notes that the grade distribution of the current Mineral Reserves and a continued focus on best mining practices and minimizing dilution provide a continuing opportunity to mine at above-average Mineral Reserve grades for silver, lead, and gold in at least the early years of the projected remaining LOM. The grade distribution for zinc indicates that mined grades may be slightly lower than the average for the shorter term but should increase in the later LOM years.

15.6	Reserves sensitivity to cut-off grade

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 15.5.

Table 15.5	Estimated reduction in contained AgEq oz in Mineral Reserves for COG increase of 20%
COGs increased by 20%	SGX	HZG	HPG	TLP	LME	LMW	DCG
Mine AgEq oz reduction	4.7%	14.5%	15.2%	15.4%	14.8%	16.3%	9.0%
Ying Total AgEq oz reduction	10.0%

The lowest sensitivities are seen at SGX and DCG with, for the entire Ying Mining District, an approximate 10% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

15.7	Conversion of Mineral Resources to Reserves

Table 15.6 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

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Silvercorp Metals Inc.	722008
Table 15.6	Mineral Resources and Mineral Reserves comparison
Mine		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Resource MS+ID	6.64	0.03	270.00	5.14	2.48	6.05	57.66	341.52	164.66
	Reserve Prv + Prb	5.23	0.03	248.76	4.76	2.18	4.21	41.86	249.35	114.18
Conversion percentages		79%	88%	92%	93%	88%	70%	73%	73%	69%
HZG	Resource MS+ID	1.03	-	365.06	1.06	-	-	12.06	10.86	-
	Reserve Prv + Prb	0.73	-	348.40	0.93	-	-	8.23	6.80	-
Conversion percentages		71%	-	95%	88%	-	-	68%	63%	-
HPG	Resource MS+ID	1.69	1.50	79.57	3.49	1.30	81.27	4.32	58.95	21.98
	Reserve Prv + Prb	0.79	1.63	72.62	3.03	1.19	41.48	1.85	23.98	9.44
Conversion percentages		47%	109%	91%	87%	92%	51%	43%	41%	43%
TLP	Resource MS+ID	4.46	-	206.41	3.27	-	-	29.58	145.77	-
	Reserve Prv + Prb	2.58	-	213.06	3.05	-	-	17.64	78.66	-
Conversion percentages		58%	-	103%	93%	-	-	60%	54%	-
LME	Resource MS+ID	1.47	0.18	327.44	1.69	0.40	8.62	15.46	24.77	5.85
	Reserve Prv + Prb	0.91	0.27	324.69	1.61	0.38	7.86	9.53	14.74	3.44
Conversion percentages		62%	147%	99%	96%	95%	91%	62%	60%	59%
LMW	Resource MS+ID	3.09	0.31	260.32	2.22	-	31.28	25.90	68.56	-
	Reserve Prv + Prb	1.86	0.48	266.00	1.99	-	28.95	15.92	37.01	-
Conversion percentages		60%	154%	102%	90%	-	93%	61%	54%	-
DCG	Resource MS+ID	0.35	3.00	89.76	1.80	0.24	34.17	1.02	6.36	0.85
	Reserve Prv + Prb	0.21	3.25	90.77	1.67	0.20	22.22	0.62	3.55	0.43
Conversion percentages		60%	108%	101%	93%	84%	65%	61%	56%	51%
Total	Resource MS+ID	18.73	0.27	242.42	3.51	1.03	161.40	146.01	656.79	193.34
	Reserve Prv + Prb	12.32	0.26	241.43	3.36	1.03	104.72	95.65	414.09	127.50
Conversion percentages		66%	99%	100%	96%	100%	65%	66%	63%	66%

Notes:

•	Numbers may not compute exactly due to rounding.
•	MS+ID = Measured and Indicated Mineral Resources, Prv+Prb = Proven and Probable Mineral Reserves

For the Property as a whole, total Mineral Reserve tonnes are approximately 66% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 99%, 100%, 96%, and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 65%, 66%, 63%, and 66% respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP notes that the Mineral Resources have not had modifying factors applied that would allow consideration of conversion to Mineral Reserves.

15.8	Comparison of Mineral Reserves, end-2019 to end-2021

Table 15.7 shows Ying Mineral Reserves at end-2019 (2020 Technical Report) and at end-2021 (this Technical Report). The 2021 Mineral Reserves do not include ore mined since end-2019.

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Table 15.7	Comparison of 2019 and 2021 Mineral Reserve estimates
Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX 2021	Proven	2.62	0.05	267	5.12	2.46	3.95	22.53	134.1	64.5
	Probable	2.61	0.00	230	4.41	1.90	0.26	19.33	115.2	49.7
Total Proven & Probable		5.23	0.03	249	4.76	2.18	4.21	41.86	249.3	114.2
SGX 2019	Proven	2.48	-	298	5.86	2.80	-	23.73	145.2	69.4
	Probable	2.71	-	259	5.05	2.35	-	22.57	137.0	63.9
Total Proven & Probable		5.19	-	277	5.43	2.57	-	46.30	282.1	133.3
SGX % Change	Proven	6%	100%	-10%	-13%	-12%	100%	-5%	-8%	-7%
	Probable	-4%	100%	-11%	-13%	-19%	100%	-14%	-16%	-22%
Total Proven & Probable		1%	100%	-10%	-12%	-15%	100%	-10%	-12%	-14%
HZG 2021	Proven	0.37	-	350	1.08	-	-	4.17	4.0	-
	Probable	0.36	-	347	0.77	-	-	4.06	2.8	-
Total Proven & Probable		0.73	-	348	0.93	-	-	8.23	6.8	-
HZG 2019	Proven	0.30	-	356	0.98	0.24	-	3.42	2.9	0.7
	Probable	0.32	-	306	0.66	0.12	-	3.13	2.1	0.4
Total Proven & Probable		0.62	-	330	0.82	0.18	-	6.54	5.0	1.1
HZG % Change	Proven	24%	-	-2%	11%	-	-	22%	37%	-
	Probable	15%	-	13%	15%	-	-	30%	32%	-
Total Proven & Probable		19%	-	5%	13%	-	-	26%	35%	-
HPG 2021	Proven	0.35	1.41	89	3.38	1.39	15.81	1.00	11.7	4.8
	Probable	0.44	1.80	59	2.76	1.04	25.67	0.85	12.2	4.6
Total Proven & Probable		0.79	1.63	73	3.03	1.19	41.48	1.85	24.0	9.4
HPG 2019	Proven	0.48	1.05	88	3.66	1.52	16.08	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	33.83	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	49.91	2.88	40.8	17.7
HPG % Change	Proven	-27%	35%	2%	-8%	-9%	-2%	-26%	-33%	-33%
	Probable	-42%	31%	-5%	-10%	-24%	-24%	-45%	-48%	-56%
Total Proven & Probable		-36%	30%	1%	-8%	-16%	-17%	-36%	-41%	-47%
TLP 2021	Proven	1.55	-	219	3.15	-	-	10.94	48.99	-
	Probable	1.02	-	204	2.91	-	-	6.70	29.68	-
Total Proven & Probable		2.58	-	213	3.05	-	-	17.64	78.66	-
TLP 2019	Proven	1.25	-	241	3.47	0.34	-	9.71	43.5	4.2
	Probable	1.10	-	216	2.60	0.32	-	7.62	28.5	3.5
Total Proven & Probable		2.35	-	230	3.07	0.33	-	17.34	72.0	7.7
TLP % Change	Proven	24%	-	-9%	-9%	-	-	13%	13%	-
	Probable	-7%	-	-6%	12%	-	-	-12%	4%	-
Total Proven & Probable		10%	-	-7%	0%	-	-	2%	9%	-
LME 2021	Proven	0.23	0.16	349	1.59	0.32	1.23	2.62	3.70	0.75
	Probable	0.68	0.30	316	1.62	0.40	6.62	6.91	11.04	2.70
Total Proven & Probable		0.91	0.27	325	1.61	0.38	7.86	9.53	14.74	3.44
LME 2019	Proven	0.36	-	352	1.65	0.37	-	4.05	5.9	1.3
	Probable	0.89	-	287	1.57	0.40	-	8.18	13.9	3.5
Total Proven & Probable		1.24	-	306	1.59	0.39	-	12.23	19.8	4.8
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Silvercorp Metals Inc.	722008

Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
LME % Change	Proven	-35%	100%	-1%	-4%	-13%	100%	-35%	-37%	-43%
	Probable	-23%	100%	10%	4%	0%	100%	-16%	-20%	-23%
Total Proven & Probable		-27%	100%	6%	2%	-3%	100%	-22%	-25%	-29%
LMW 2021	Proven	0.57	0.33	321	2.27	-	5.99	5.86	12.87	-
	Probable	1.29	0.55	242	1.87	-	22.95	10.06	24.15	-
Total Proven & Probable		1.86	0.48	266	1.99	-	28.95	15.92	37.01	-
LMW 2019	Proven	0.42	-	347	3.30	0.28	-	4.73	14.0	1.2
	Probable	0.93	-	303	2.44	0.30	-	9.00	22.6	2.8
Total Proven & Probable		1.35	-	317	2.71	0.29	-	13.73	36.6	4.0
LMW % Change	Proven	34%	100%	-8%	-31%	-	100%	24%	-8%	-
	Probable	40%	100%	-20%	-24%	-	100%	12%	7%	-
Total Proven & Probable		38%	100%	-16%	-27%	-	100%	16%	1%	-
DCG 2021	Proven	0.09	2.41	73	1.38	0.28	6.79	0.20	1.21	0.25
	Probable	0.13	3.84	104	1.87	0.15	15.43	0.42	2.33	0.18
Total Proven & Probable		0.21	3.25	91	1.67	0.20	22.22	0.62	3.55	0.43
DCG 2019	Proven	-	-	-	-	-	-	-	-	-
	Probable	-	-	-	-	-	-	-	-	-
Total Proven & Probable		-	-	-	-	-	-	-	-	-
DCG % Change	Proven	100%	100%	100%	100%	100%	100%	100%	100%	100%
	Probable	100%	100%	100%	100%	100%	100%	100%	100%	100%
Total Proven & Probable		100%	100%	100%	100%	100%	100%	100%	100%	100%
Ying Mine 2021	Proven	5.78	0.18	255	3.75	1.22	33.78	47.32	216.63	70.29
	Probable	6.54	0.34	230	3.02	0.87	70.94	48.32	197.46	57.20
Total Proven & Probable		12.32	0.26	241	3.36	1.03	104.72	95.65	414.09	127.50
Ying Mine 2019	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	49.91	99.01	456.37	168.56
Ying % Change	Proven	9%	92%	-8%	-13%	-24%	110%	1%	-5%	-16%
	Probable	-2%	115%	-5%	-11%	-31%	110%	-7%	-13%	-32%
Total Proven & Probable		3%	104%	-6%	-12%	-26%	110%	-3%	-9%	-24%

Some significant aspects of the comparison are:

•	3% increase in total (Proven + Probable) Ying Mineral Reserve tonnes.
•	Increase in total Ying Mineral Reserve gold grade of 104% and decrease in silver, lead, and zinc grades of 6%, 12%, and 26% respectively.
•	Increase in total Ying Mineral Reserve metal content for gold of 110%, and decrease in silver, lead, and zinc metals of 3%, 9%, and 24% respectively.
•	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 60% of lead, and 90% of zinc, compared to respective values of 43%, 47%, 62%, and 79% in the previous Technical Report.
•	Increases in Mineral Reserve tonnes at SGX, HZG, TLP, and LMW of 1%, 19%, 10%, and 38% respectively, with DCG also reporting Mineral Reserves for the first time.
•	Decreases in Mineral Reserve tonnes at HPG and LME of 36% and 27% respectively.
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Silvercorp Metals Inc.	722008
16	Mining methods
16.1	Ying mining operations
16.1.1	Introduction

The Ying Mining District has been intermittently mined over many years by small-scale, local miners. Silvercorp commenced mining at its Ying property (SGX mine) in April 2006. Its current mining activities continue to be focused at the SGX mine, but now also include the HZG (a satellite deposit to SGX), HPG, TLP, LME, LMW, and DCG mines. Figure 16.1 is a plan view showing the relative location of the mines.

Figure 16.1	Ying mines locations

Source: Silvercorp, 2022.

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Underground access to each of the mines in the steeply-sloped, mountainous district is via adits at various elevations, inclined haulageways, shaft / internal shafts (winzes), and declines (ramps).

The mines are developed using trackless equipment – 20 t trucks and single-boom jumbos; small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels; and pneumatic hand-held drills. Part of the TLP, SGX, LME, LMW, HZG, HPG, and DCG mines still use small tricycle trucks with a payload of up to three tonnes each for hauling ore to the surface. In the Ying district, mine trucks are used in all the ramp areas for hauling ore and waste to the surface. These trucks meet the Chinese mine safety requirements. Excluding the ramp and tricycle areas, other mine sections use rail cars for hauling ore and waste to the surface.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods. Jacklegs are used in stope blast drilling. In-stope ore handling is by hand-carting / hand-shoveling to specially manufactured steel-lined ore passes for resuing stopes, and by gravity to draw points for shrinkage stopes. Production mucking uses mostly hand shovels or, occasionally, rocker shovels, with rail cars and battery-powered or diesel locomotives transporting ore to the main shaft, inclined haulageway or main loading points in declines. As noted above, ore transport to surface is accomplished via skip / cage hoisting (shaft), railcars (tracked adit and / or inclined haulageway), small tricycle trucks, or 20 t trucks on ramps. Some hand picking of high-grade ore and of waste may be carried out on surface at either ore pile or sorting belt, with transport to the centralized processing plants being via 30 t and 45 t trucks.

16.1.2	SGX

The SGX mine is located in the western part of the Ying district. It is accessed by eight adits and a ramp to 260 mRL with a total length of 2,955 m. An inclined-haulageway from the ramp at 260 mRL was extended to 55 mRL in 2021, and the total length of this ramp is 6,300 m. In addition, an S2 branch ramp of 1,020 m from 90 mRL to -20 mRL is being developed and is expected to be completed in 2022. A new XPD branch ramp of 3,300 m from 400 mRL to 20 mRL is being developed and is expected to be completed in 2024. In respect of the existing underground infrastructure and the distribution of Mineral Resources, the whole mining area is divided into seven production systems. A production system is an independent mining area with an independent transport and muck-hoisting system. SGX is the largest of the Silvercorp Ying operations, producing about 38% of tonnes and 46% of silver ounces for the total operation in fiscal years 2021 and 2022. The Ag-Pb-Zn mineralization is found in at least 78 veins with the five largest vein systems (S7, S8, S2, S19, and S16) accounting for over 60% of this mineralization. Vein widths range from around 0.3 m to 5.1 m, with resuing very much the predominant mining method to date, and only about 3% mined by shrinkage in FY2022, on a tonnage basis. Mining is currently planned down to the 60 mRL. Adjacent to the SGX mine are the ore and waste sorting facilities, and main office, engineering, and administration buildings.

16.1.3	HZG

The HZG mine is a satellite of the SGX mine, with portals located about 4 km to the south of the main SGX site. It is accessed by five adits and hosts five production systems. A ramp of 2,100 m from 712 mRL to 350 mRL is being developed and is expected to be completed in 2022. There are 23 known veins. The vein widths for mining range from about 0.2 m to 3.0 m, the veins being generally similar to those found throughout the district. The mining method by tonnage was effectively 100% resuing in FY2022, and the mining plan envisages ore being produced from six veins between the 500 mRL and 650 mRL. The first year of production at HZG was 2011. Approximately 7% of Ying ore tonnage and 9% of silver ounces in FY2022 were produced at HZG.

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16.1.4	HPG

The HPG mine has been operated since 2007 and is located in the central part of the Ying district, to the north-east of the SGX mine. It is accessed from seven adits and mining from 47 veins is projected in the life-of-mine (LOM) plan between 100 mRL and 630 mRL. The HPG mine is divided into five production systems. In addition, a new ramp of 1,650 m from 600 mRL to 450 mRL is being developed and is expected to be completed in 2023. The mining method by tonnage was about 82% resuing and about 18% shrinkage in FY 2022, with vein widths projected for mining ranging from less than 0.3 m up to about 2.7 m. About 9% of Ying ore tonnage in FY2022 was produced at HPG (approximately 3% of silver ounces).

16.1.5	TLP

The TLP mine lies about 11 km east–southeast of SGX. There are 76 known veins, all dipping westward. The mine is serviced from eight adits and hosts seven production systems. The 3,600 m ramp from 840 mRL to 510 mRL was completed in 2020. There are two new branches that were completed in 2021, which are the South branch incline ramp and the East branch decline ramp. The length of the South branch incline ramp is 1,820 m from 590 mRL to 700 mRL. The length of the East branch decline ramp is 480 m from 590 mRL to 500 mRL. The mining plan currently shows production occurring through to 2036 from stopes between 510 mRL and 1,070 mRL and from vein widths generally between 0.3 m and 5.0 m. The mining method by tonnage was all resuing in FY2022. TLP contributed about 29% of Ying ore tonnes and 23% of Ying Ag ounces in FY2022.

16.1.6	LME

The LME mine is located just south of the TLP mine and about 12 km from SGX. 30 veins with steep dips to either east or west have been identified. Access is via one adit, three shafts and two inclined haulageways. A 2,700 m ramp has been developed from 700 mRL at the TLP ramp to 350 mRL at LME and was completed in 2021. The main ramp of 1,960 m from 854 mRL to 700 mRL, which connects to the TLP South branch incline ramp, is expected to be completed in 2023. The West branch incline ramp of 540 m from 760 mRL to 800 mRL and the East branch decline ramp of 1,500 m from 785 mRL to 650 mRL are scheduled for completion in 2025 and 2024 respectively. The mining method by tonnage was almost 100% resuing in FY2022. LME contributed about 6% of Ying ore tonnes and 7% of Ying Ag ounces in FY2022.

16.1.7	LMW

The LMW mine is located just south of the TLP mine and about 12 km from SGX. To date, 83 Ag-Pb-Zn veins with steep dips to either the north-east or north-west have been identified. Five Au-Ag veins dip gently to the west or north-west at dip angles around 15°. In 2022, two new adits and a new ramp of 2,160 m from 938 mRL to 735 mRL have been under development, with expected completion in 2024. The mining method by tonnage was about 93% resuing in FY2022. LMW contributed approximately 10% of Ying ore tonnes and 12% of Ying Ag ounces in FY2022.

16.1.8	DCG

The DCG mine is located around 2.7 km north-west of TLP mine. There are 10 veins, including C4, C4E, C8, C9, and C76, which strike north-east and dip north-west, except for C9, which dips around 45° to the north-east. The access for DCG mine is via a ramp from 900 mRL to 796 mRL. The length of the ramp is 1,768 m. Development in DCG mine started in April 2021, and mining began in May 2021. The FY2023 annual plan for DCG is 22.5 kt ore.

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16.2	Mining methods and mine design
16.2.1	Geotechnical and hydrogeological considerations

No specific geotechnical or hydrogeological study data are available for the Ying mines. In general, the ground at current mining levels is in good condition, similar to development and mining operation experience to date. The excavation of relatively small openings, both in development and stoping, facilitates ground stability. An increased percentage of resuing mining stopes also means a greater number of smaller rather than larger openings. Support is only installed where deemed to be necessary, with rockbolts being used for hangingwall support on occasion. Timber and steel I-beams are also used where unstable ground is encountered.

The QP is not aware that water in-flow to date at the Ying mines has created any significant problems. Section 16.2.9 discusses mine dewatering.

16.2.2	Development and access

As referenced above, the mines in the Ying District are sited in narrow valleys, and a series of adits at each mine provide access from the surface to the mining areas. Most of the operational levels do not have their own access portal and must connect to internal shafts or inclined haulageways. The LMW ramp developed from surface to 500 mRL is 4,800 m in length. The SGX ramp completed from surface to 55 mRL is 6,300 m in length. The TLP ramp completed from 840 mRL to 510 mRL is 3,600 m in length. At HZG, a ramp of 2,100 m from 712 mRL to 350 mRL is being developed and is expected to be completed in 2022.

In summary, mine access for rock transportation, materials supply, and personnel is provided by five different means and, in combination, they form the access systems for the Ying District mines:

•	Adits and portals
•	Inclined haulageways
•	Decline accesses (ramps)
•	Internal shafts (winzes)
•	Shaft

Adits are driven at a slight incline at dimensions of approximately 2.4 m x 2.4 m with arch profile. These are the principal means of access for men and materials and transport of ore and waste. All services such as electrical, compressed air, drill water, and dewatering lines are sited in the adits. In many instances, the adits are also used for delivery and removal of fresh or return air. Most of the adits are equipped with narrow gauge rail for transport by railcars. Where there is no rail and no ramp access, tricycle cars are utilized for transport of ore, waste, and supplies.

Inclined haulageways are driven at approximately 25° to 30°. Typical dimensions are 2.6 m wide x 2.4 m high. They are equipped with narrow gauge rail and steps on one side for foot travel. The main purpose of these drives is haulage of ore and waste, and delivery of ventilation and other services such as water, compressed air, communications, and electricity.

The main ramps developed in the SGX and LMW mines are jumbo-driven drifts with dimensions of 4.2 m wide by 3.8 m high at a 12% grade. One daylights at LMW as the 980 Ramp, developed from 980 to 500 m elevation. At the SGX mine, the 560 Ramp starts at 560 m elevation and bottoms at 55 m elevation. The total developed length is just over 6.3 km. At TLP mine, the 820 Ramp starts at 840 m elevation and bottoms at 510 m elevation. The total developed length is 3.6 km. At HZG mine, the 718 Ramp starts at 718 m elevation and bottoms at 350 m elevation. This ramp is still under development and, by the end of 2021, had reached 450 m elevation and the length was

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3.2 km. At DCG mine, the access is via a ramp which extends from 915 mRL to 796 mRL. The length of ramp is 1,768 m.

Figure 16.2 shows a decline ramp at the SGX mine.

Figure 16.2 Decline ramp at SGX mine

Source: Silvercorp, 2022.

As of September 2022, there were 26 internal shafts (winzes) throughout the Ying Property. The hoisting capacity of these shafts varies from 50,000 tpa to 150,000 tpa (combined ore and waste). Fully-loaded rail cars that bring up ore and waste are cage-transported via these shafts; they are also used for hoisting men and materials.

The only shaft to surface is the 969 Shaft at LMW. It has a finished diameter of 3.5 m and is equipped with a ZJK-2×125P hoist winch. The total depth of the shaft is 480 m, and the hoisting capacity is 150,000 tpa of combined ore and waste, with a standard cage. This shaft works in tandem with the PD900 winze in the LM East area.

At SGX, only the adit portals and one ramp connect the mine workings to surface. Inclined haulageways and internal shafts provide access to the ore, which is generally located at elevations below the level of portal entrances. Declines and internal shafts are developed for the SGX, LMW, LME, HZG, TLP, and HPG mines.

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Figure 16.3 is an orthogonal view of the SGX mine design.

Figure 16.3	SGX mine design

Source: Silvercorp, 2022.

16.2.3	Mining methods

Shrinkage stoping and resue stoping are the predominant mining methods employed at the Ying mines, but with a small amount of room and pillar stoping recently introduced. The LOM plan envisages the continuation of these methods.

16.2.3.1	Shrinkage stoping

A sill drive is initially driven along the vein at 1.8 m height. For typical shrinkage stopes, the lower part of the vein will be mined at 1.2 m width, while the upper part will be mined at 0.8 m width. An access drive at 2 m wide x 2 m high (conventionally a footwall drive) is also developed parallel to the vein at a stand-off distance of about 6 m. Crosscuts for ore mucking from draw-points are driven between the vein and the strike drives at approximately 5 m spacing. Each stoping block is typically 40 m to 60 m in strike length by 40 m to 50 m in height. Travelway raises that are also used for services are established between the levels at each end of the stope block. Waste packs are built on each void side of the raise as stoping proceeds upwards.

Jacklegs are used to drill a 1.8 – 2.0 m stope lift that is drilled and blasted as inclined up-holes with a forward inclination of 65 – 75° (“half-uppers”). The typical drill pattern has a burden of 0.6 - 0.8 m and spacing of 0.8 – 1.2 m, dependent on vein width. Holes are charged with cartridge explosives and ignited with tape fuse. The powder factor is generally 0.4 – 0.5 kg/t. Stope blasting fills the void below with ore as mining proceeds upwards. The ore swell is mucked from the drawpoints to maintain a stope working height of about 2 m. While mining is underway, only about 30% of the stope ore may be mucked. When mining is complete, all remaining ore is mucked from the stope, unless significant wall dilution occurs. The stope is left empty beneath a sill (crown) pillar of, typically, around 3 m thickness (adopted thickness ultimately dependent on extraction width). Ventilation, compressed air, and water are carried up the travelway raises to the mining horizon. Loading of the ore from the draw-points is by miners into rail cars, either using rocker-shovels or by hand. Figure 16.4 is a schematic of the shrinkage stoping method.

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Figure 16.4	Shrinkage stoping method

Source: Silvercorp, 2022.

16.2.3.2	Resue stoping

Resue stoping veins are typically high-grade and generally between 0.1 m (minimum extraction 0.3 m) and 0.80 m width. Resue stoping involves separately blasting and mucking the vein and adjoining waste to achieve a minimum stope mining width.

Vein and access development preparation is essentially the same as for shrinkage stoping, other than draw points being established at approximately 15 m spacing along strike. Blasted ore is mucked into steel-lined mill holes that are carried up with the stope and feed to the draw points. The base of the mill holes is held in place with a timber set.

Half-upper lifts are drilled with jacklegs and blasted in essentially the same manner as for shrinkage stoping. Typically, after a lift in the vein is blasted and mucked, the footwall is blasted and the ensuing waste is used to fill the space mined out and to provide a working floor. This process is repeated until the stope sill (crown) pillar is reached. The entire stope is left filled with waste from the slashing of the footwall.

The blasted ore is transported by wheelbarrow and / or hand shoveled to the mill hole, which is extended in lift segments as the stope is mined upwards. The footwall waste is slashed (blasted) to maintain a minimum mining width (typically 0.8 m).

The order of vein extraction and footwall slashing is generally dependent on the condition of the vein hangingwall contact. Where the contact is distinct and stable, the vein is extracted first; otherwise, the footwall waste is extracted first, followed by vein slashing.

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Figure 16.5 shows the back of a resue stope at the SGX mine. Excavation width at the back is about 0.4 m.

Figure 16.5	Resue stope at SGX mine

Source: AMC, 2016.

Rubber mats and / or belting are placed on top of the waste after each waste lift to minimize ore intermingling with the waste (ore losses) and also to minimize over-mucking of the waste (dilution). The rubber mats and / or belting are rolled up and removed prior to slashing the footwall, with that broken material forming the floor for the next platform lift.

Silvercorp acknowledges that in-stope ore movement may potentially be improved by using scraper winches with small buckets.

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Figure 16.6 is a schematic of the resue stoping method.

Figure 16.6	Resue stoping method

Source: Silvercorp, 2019.

16.2.3.3	Step Room and pillar mining method

Room and pillar stoping is now typically used at the Property for several high-grade Au veins, which are generally between 0.8 m and 2.0 m in thickness, with dip angles around 15° to 30°. A footwall drift is driven along the vein at 2.0 m high. There are two crosscuts at 2 m wide x 2 m high driven up-dip to a top sill location. The distance between the two crosscuts is typically 30 m to 35 m. The top sill is developed after the two crosscuts are finished and is driven parallel to the vein strike. The excavating method advances from the footwall drift to the top sill, with mucking of the higher-grade ore via the crosscuts to an ore pass below the footwall drift. During the stoping process, lower-grade material is saved for pillar construction.

Jacklegs are used to drill a 1.8 – 2.0 m stope advance. The typical drill pattern has a burden of 0.6 - 0.8 m and spacing of 0.8 – 1.2 m, dependent on vein thickness. Holes are charged with cartridge explosives and ignited with tape fuse. The powder factor is generally 0.4 – 0.5 kg/t. Opposite to the stoping direction and adjacent to the bottom sill, a room is excavated in which an electric slusher winch is installed. The slusher (or rake) is used for mucking the ore swell from the stope to the footwall drift.

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Figure 16.7 is a representative view of the room and pillar stoping method.

Figure 16.7	Room and Pillar mining method

Source: Silvercorp, 2022.

16.2.3.4	Stope management and grade control

Silvercorp has developed a stope management protocol and stope management manual at the Ying operations. The purpose of stope management is to implement stope operation procedures for dilution reduction via the Mining Quality Control Department. The department has a total of nine technical staff, including management, mine engineers, geologists, and technicians, and reports directly to Silvercorp’s HQ in Beijing. The mine engineers in the group are responsible for supervising the stope operation procedure, with stope inspection occurring at least once per day to check that mine contractors are following procedure guidelines. The geologists and geological technicians are responsible for stope geological mapping and sampling, which occurs every 3 – 5 m of stope lift. The department also measures the mined area of a stope at the end of each month for mine contract payment purposes.

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Key aspects of the stope inspection are as follows:

•	Ensuring that the back and floor of the stope are flat prior to drilling blasting holes.
•	Checking to ensure the boundary of the mineralization and drillhole locations are correctly marked with red paint before drilling.
•	Ensuring drillholes are inclined not less than 60° to the horizontal, are not longer than 2 m, and are drilled optimally relative to vein and excavation width to minimize dilution.
•	In a resuing stope, checking if the stope floor is covered with rubber mat / belt before blasting.
•	In a resuing stope, checking to make sure that waste is sorted first and left in the stope before mucking ore to the mill holes after blasting; also ensuring that the floor and walls are cleaned with a broom to minimize ore losses before footwall slashing.
•	After blasting, checking that the stope back is not more than 3.5 m high and the steel mill holes in a resue stope are properly covered with timbers.

Regarding contract payments, a mine contractor is paid based on the quantity of ore mined. As it may be seen as an incentive for the contractor to maximize material removed from the stope, contractor payments are governed by a specific formula that calculates planned ore tonnes based on extraction to design and a planned dilution factor. During mine operations, each rail car or small tricycle load of ore is weighed at a weigh station outside the mine portals. If weighed ore tonnes are greater than planned ore tonnes from a given stoping area, the mine contractor is paid solely based on the planned tonnes. For shrinkage stopes, an adjustment for paid tonnes is required to be made, since a stope usually takes several months to complete and, generally, only blast swell is mucked until the stope nears completion.

16.2.4	Ore and waste haulage

As described above, ore from the resue or shrinkage stopes and waste from development are loaded by hand or rocker shovel into 0.7 m3 rail cars. Each ore car is tagged to identify the stope from which the ore has been mined. The cars are pushed by hand or by loco along the rail on the production level to the bottom of the inclined haulageway, where they are hoisted to the next level. If this level is the adit level, the cars are parked until sufficient numbers have been accumulated to form a train for the locomotive to bring to the portal. The dimensions of the adits and inclined haulageways are referenced above. Some of the mines in the Ying District have internal shafts (winzes). These shafts are used in the same manner as the inclined haulageways. Rail cars are pushed onto the cage for transport to the next level. Only one internal shaft in SGX is equipped with a skip to hoist waste.

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Figure 16.8 shows a typical Ying loco with rail cars.

Figure 16.8	Ying loco and rail cars

Source: AMC, 2016.

16.2.5	Equipment
16.2.5.1	Mine equipment

Most of the key mining equipment is provided by Silvercorp and is maintained by contractors. Exceptions to this are the air compressors at small adits such as CM103 and CM102 at the SGX mine, which are provided by the mining contractors. Auxiliary fans, vent bags, low voltage transformers, rocker shovels, submersible pumps, small winches, etc. are provided and maintained by contractors. Ramp development contractors in SGX and LMW also use their own equipment.

The Silvercorp fixed plant is predominantly domestically manufactured and locally sourced. The equipment manufacturers are well known and commonly used. Table 16.1 and Table 16.2 list equipment at the Ying mines.

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Table 16.1	Ying mines current equipment list

Mine / camp	Equipment	Model	Capacity	Quantities
SGX	Winch	2JTP-1.6*0.9	95 kW	1
	Winch	2JTP-1.6*0.9	132 kW	9
	Winch	2JPT-1.6*1.0	132 kW	1
	Winch	JTP-1.2*1.2	75 kW	1
	Winch	JTK-1.0*0.8 (to be replaced)	45 kW	1
	Winch	JTK-1.0*0.8	37 kW	1
	Winch	JTK-1.0*0.8	132 kW	1
	Winch	JTK1.2*1.2	75 kW	1
	Primary fan	K45-No.16	35-65 m3/s	1
	Primary fan	FKCDZ-6-No.20	43.2-103.4 m3/s	2
	Compressor	VDS120A	Flow: 22 m3/min; 132 kW	8
	Compressor	KRT90-8	Flow: 20 m3/min; 90 kW	1
	Compressor	BK132-8G	Flow: 24 m3/min; 132 kW	1
	Compressor	KLT90-8	Flow: 20 m3/min; 90 kW	1
	Compressor	LG110G-8	Flow: 22 m3/min; 110 kW	8
	Compressor	LG110G-8	Flow: 22 m3/min; 132 kW	8
	Compressor	LG-20/8G	Flow: 20 m3/min; 110 kW	2
	Compressor	LG110G1-8	Flow: 20 m3/min; 110 kW	1
	Compressor	JN132-8	Flow: 25 m3/min; 132 kW	1
	Compressor	VDS120A	Flow: 22 m3/min; 110 kW	8
	Compressor	LG110A-8	Flow: 20 m3/min; 110 kW	1
	Compressor	JG110LA	Flow: 20 m3/min; 110 kW	1
	Cage	GLS1/6/1/1		4
	Cage	GLM1/6/1/1		6
	Skip		1.5 m3	1
	Shotcreter	HPS-5	5 m3/h	2
	Shotcreter	JG-150	3.5 m3/h	2
	Auxiliary fan	JK58-4	5.5 kW	52
	Auxiliary fan	JK58-4.5	11 kW	36
HZG	Winch	JTP-1.6*1.2P	132 kW	1
	Winch	2JTP-1.6×1.2P	132 kW	1
	Winch	JTK-1.6×1.5	185 kW	1
	Winch	JTK-1X0.8	45 kW	1
	Winch	JTP-1.2*1.0	75 kW	1
	Skip		1.5 m3	1
	Cage	GLM1/6/1/1		1
	Primary fan	FKZN011/30	30 kW	1
	Primary fan	FKZ-4 N0.10	15 kW	2
	Primary fan	FKZN09/11	11 kW	1
	Auxiliary fan	JK58-4	5.5 kW	10
	Auxiliary fan	JK58-4.5	11 kW	6
	Compressor	LG132G-8	Flow: 24 m3/min; 132 kW	1
	Compressor	VDS120A	Flow: 21 m3/min; 110 kW	3
	Compressor	VDS120A	Flow: 12.5 m3/min; 75 kW	3

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Mine / camp	Equipment	Model	Capacity	Quantities
	Compressor	LG75A	Flow: 13.5 m3/min; 75 kW	1
	Compressor	BJN-10/80	Flow: 10 m3/min; 55 kW	1
	Compressor	BJN-22/80	Flow: 22 m3/min; 132 kW	1
	Compressor	JDR110E-8	Flow: 25 m3/min; 110 kW	2
HPG	Winch	JTP-1.6	132 kW	1
	Winch	JK-2*1.25P	220 kW	1
	Winch	JTP-1.2	75 kW	2
	Winch	JTK-1 (to be replaced)	45 kW	1
	Winch	JTP-1.2*1.0P	45 kW	1
	Winch	JTK-1.2	75 kW	2
	Winch	JTP-1.6*1.25	132 kW	1
	Winch	JTP-1.6*1.5P	185 kW	1
	Compressor	LG110-8	Flow: 20 m3/min; 110 kW	1
	Compressor	LG110G-8	Flow: 20 m3/min; 110 kW	1
	Compressor	LG55A/14	Flow: 9.5 m3/min; 55 kW	1
	Compressor	JDR110E-8	Flow: 25 m3/min; 110 kW	1
	Compressor	VDS-120A	Flow: 20 m3/min; 120 kW	1
	Compressor	KT-75	Flow: 13 m3/min; 75 kW	1
	Compressor	LGM75A-II/161201	Flow: 10 m3/min; 75 kW	1
	Compressor	90SCFT-8	Flow: 20 m3/min; 90 kW	1
	Cage	GLS1/6/1/1		1
	Primary fan	K45-4-10	30 kW	1
	Auxiliary fan	JK 2-2-No.4	5.5 kW	4
	Auxiliary fan	9.19-No.5.6	11 kW	3
	Auxiliary fan	JK255-2	5.8 kW	8
	Auxiliary fan	JK58-4.5	11 kW	4
LME	Winch	JTP1.6*1.2P	132 kW	1
	Winch	2JTP-1.6*0.9	132 kW	1
	Winch	2JTP-1.6*0.9P	132 kW	1
	Cage	GLM-1/6/1/1		1
	Primary fan	FBCZ No11	7.5 kW	1
	Auxiliary fan	JK2-2-No4	5.5 kW	3
	Compressor	LG110A-8	Flow: 20 m3/min; 110 kW	1
LMW	Winch	JTP-1.2*1.0P	75 kW	3
	Winch	JT1.0*0.8	37 kW	1
	Winch	JTP-1.0*0.8	37 kW	1
	Winch	JTP-1.6*1.2P	132 kW	1
	Cage	GLM-1/6/1/1		1
	Primary Fan	K45N017/6	110 kW	1
	Auxiliary fan	Jk58-4	5.5 kW	12
	Auxiliary fan	JK58-4.5	11 kW	13
	Compressor	LG110G-8	Flow: 20 m3/min; 110 kW	1
	Compressor	VDS120A	Flow: 17.5 m3/min; 110 kW	2
	Compressor	LG110A-8	Flow: 21 m3/min; 110 kW	6
	Compressor	LG110A-8/11011	Flow: 21 m3/min; 110 kW	1

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Mine / camp	Equipment	Model	Capacity	Quantities
DCG	Compressor	LG110G-8	Flow: 20 m3/min; 110 kW	1
	Compressor	YMFⅡ110-8	Flow: 23 m3/min; 110 kW	1
	Compressor	LG110A-8	Flow: 20 m3/min; 110 kW	1
TLP	Winch	JK-2.0×1.5	185 kW	1
	Winch	JTK-1.0×0.8	55 kW	1
	Winch	JTP-1.2*1.0	75 kW	2
	Winch	JTP-1.2*1.0P	75KW	2
	Winch	JTP-1.6*1.2	132KW	1
	Winch	JTP-1.6×1.2	132KW	1
	Winch	GLM1/6/1/1		2
	Skip		1.2 m3	1
	Primary fan	FBCZ-4-No11	30 kW	1
	Primary fan	FBCZ No11/30	30 kW	1
	Auxiliary fan	JK 2-2-NO4	5.5 kW	20
	Auxiliary fan	9.19-No.5.6	11 kW	15
	Compressor	SCR125EPM2-8	Flow: 22 m3/min; 110 kW	6
	Compressor	PMVT270-8	Flow: 40 m3/min; 200 kW	1
	Compressor	PMVF120-8-Ⅱ	Flow: 20 m3/min; 90 kW	2
	Compressor	LG110G-8	Flow: 20 m3/min; 110 kW	2
	Compressor	VDS120A	Flow: 20 m3/min; 110 kW	2
	Compressor	BLF90-8Ⅱ	Flow: 20 m3/min; 90 kW	1
	Compressor	LG132G-8	Flow: 24 m3/min; 132 kW	3
	Compressor	LG132A-8	Flow: 24 m3/min; 132 kW	3
	Compressor	YBF-Ⅱ-110-8	Flow: 23 m3/min; 110 kW	2
	Compressor	JA75HA	Flow: 13.5 m3/min; 75 kW	4
	Compressor	LG110A-8	Flow: 20 m3/min; 110 kW	1
	Compressor	JN132-8	Flow: 24 m3/min; 132 kW	1
	Compressor	HGM90Ⅱ-8	Flow: 20 m3/min; 90 kW	1
	Compressor	SCR125EPM2-8	Flow: 22 m3/min; 90 kW	6
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Table 16.2	Ramp contractor equipment list
Contractor	Equipment	Model	Capacity	Quantities
SGX Ramp	One boom Jumbo Drill	CIJ17HT-C	55 kW	2
	Caterpillar type loader	LWLX-180	55 kW	2
	Shovel	XG951 III	162 kW	5
	Shotcreter	PC5t	5 m3/h	2
	Concrete mixer	JZC350	20 m3/h	2
	Compressor	LG110A-8/11011	20 m3/min	6
	Haul trucks	15t	125 kW	2
	Auxiliary fan	JK58-4	5.5 kW	5
HZG Ramp	Slag harrow	LWLX-120	45 kw	1
	Slag harrow	LWLX-80	30 kw	6
	Shovel	LG833N	92 kW	1
	Compressor	VDS-150A/110KW	24 m3/min	2
	Haul trucks	15t	118 kw	5
	Auxiliary fan	FBCDN06.0/2	18.5 kW	2
LMW Ramp	Shovel	XG951 III	60 kW	1
	Shovel	50	60 kW	1
	One boom Jumbo Drill	HT81	60 kW
	Electric rake		22.5 kW	3
	Auxiliary fan	JK58-4	5.5 kW	8
	Auxiliary fan	YBT/FBY	7.5 kW	8
	Auxiliary fan	SDF No7.1	30 kW	2
	Auxiliary fan	JK58-4	11 kW	6
	Concrete mixer	350 Model	15 kW
	Haul trucks	5t		4
	Haul trucks	15t	125 kW	4
	Haul trucks	25t	125 kW	6
	Compressor	LG110A-8/11011	20 m3/min	6
	Wheel Mucking Loader	LWT-60	15 kW	9
	Wheel Mounted Mucker	Y17	10.5 kW	8
	Shotcreter	PZ-5	5.5 kw	1
	Mucking machine	Z-17AW	10.5 kW	2
TLP Ramp	One boom Jumbo Drill	CYTJ45B	55 kW	1
	Shovel	CLG855N	162 kW	2
	Shotcreter	PZ-6-1
	Concrete mixer	JZC350B	5.5 kW
	Compressor	LG132G-8/17	132 kW	6
	Haul trucks	FQ3250GD303	250 kW	8
	Haul trucks	5t		7
	Tricycle trucks	1.5t		20
	Mucking machine	80型	80 kW	6
	Mucking machine	60型	60 kW	13
	Manual Drill	YT28		50
	Auxiliary fan	FBD No 8.0	2*45 kW	1
	Auxiliary fan	FBD No 7.1	2*37 kW	3
	Auxiliary fan	YBT-22	22 kW	1
	Auxiliary fan	YBT-18.5	18.5 kW	12
	Auxiliary fan	YBT-11	11 kW	13
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Contractor	Equipment	Model	Capacity	Quantities
DCG Ramp	Shovel	CLG855N	162 kW	1
	Excavator	E655F	38.3 kW	1
	Slag harrow	ZWY-60/11t	11 kW	6
	Shotcreter	PC5t	5 m3/h	1
	Concrete mixer	JG320	10 m3/h	1
	Compressor	YMFII110	110 kW	1
	Compressor	LG110G-8/190505	110 kW	1
	Haul trucks	15t	125 kW	3
	Auxiliary fan	SDF No7.1	75 kW	1
	Auxiliary fan	SDF No7.1	32 kW	1
	Auxiliary fan	JK58-4	11 kW	5
	Auxiliary fan	JK58-4	5.5 kW	4
16.2.5.2	Equipment advance rates

Table 16.3 summarizes advance rates assumed for development and production activities.

Table 16.3	Equipment advance rates
Development or production activity	Rate (m/month)	Machine type
Jumbo - Ramp	120	Single boom electric-hydraulic
Jackleg – Levels (Hand Mucking)	50	Jackleg (YT-24)
Jackleg – Levels (Mechanical Mucking)	60	Jackleg (YT-24)
Jackleg - Stope Raises	40	Jackleg (YT-24)
Jackleg – Shaft (Mechanical Mucking)	55	Jackleg (YT-24)
Jackleg – Declines (Mechanical Mucking)	60	Jackleg (YT-24)
16.2.6	Personnel

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

Each mine complex is run by a mine manager and one or two deputy mine managers.

Table 16.4, Table 16.5, and Table 16.6 provide a recent ‘snapshot’ of the workforce, split by Silvercorp staff, contract workers, and Silvercorp hourly employees.

Table 16.4	Silvercorp staff
Mine	Staff
SGX	209
HZG	40
HPG	54
TLP / LME	182
LMW / DCG	80
Mill Plant	162
Company Administration	175
Total	902
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Table 16.5	List of contract workers in the Ying district
Mine	Contractors	Workers	Location
SGX	Henan Sanyi Construction Engineering Ltd	229	CM101, PD700
	Lushi Jinsheng Tunneling Engineering Ltd.	266	CM105
	Hongji Construction Engineering Ltd.	274	PD16, SGX XPD
	Luoyang Xinsheng Mining Engineering Ltd.	112	CM102, CM103, CM108
	Subtotal	881
HZG	Luoyang Xinsheng Mining Engineering Ltd.	38	HZG XPD
	Lushi Jinsheng Tunneling Engineering Ltd.	183	PD820, PD810, PD890
	Subtotal	221
HPG	Luoyang Xinsheng Mining Engineering Ltd.	85	PD2
	Luoyang Xinsheng Mining Engineering Ltd.	129	PD3
	Subtotal	214
LME	Henan Sanyi Mining Construction	132	PD900, PD838
	Subtotal	132
LMW	Luoyang Xinsheng Mining Engineering Ltd.	133	PD991, PD924, SJ969
	Shangluo Shunan Engineering Ltd. (T)	140	PD980 (XPD)
	Subtotal	273
TLP	Luoyang Xinsheng Mining Engineering Ltd.	179	PD820, PD846
	Luoyang Xinsheng Mining Engineering Ltd.	130	PD800, PD840, PD890
	Shangluo Shunan Tunneling Engineering Ltd.	217	PD730, PD930, PD960, PD990, PD1050, PD1070
	Zhejiang Xinlong Construction Ltd.	148	PD820-XPD
	Subtotal	674
DCG	Luoyang Xinsheng Mining Engineering Ltd.	56	DCG XPD
	Subtotal	56
Total		2,319
Table 16.6	Silvercorp hourly workers
Mine	Workers	Location
SGX	41	SGX Hand picking, waste sorting
HZG	4	HZG Hand picking, waste sorting
HPG	5	HPG Hand picking, waste sorting
LME	5	LME Hand picking, waste sorting
LMW	7	LMW Hand picking, waste sorting
TLP	13	TLP Hand picking, waste sorting
Total	75
16.2.7	Ventilation

Mine ventilation at the Ying mines is planned and set up to be in accordance with Chinese laws and regulations. Among the key ventilation requirements are: minimum ventilation volume per person (4 m3/min/person), minimum ventilation velocity (typically 0.25 - 0.50 m/sec dependent on location or activity), and minimum diluting volume for diesel emissions (4 m3/min/kW). The following section describes the ventilation system at SGX. Other mines have a similar network of fans, entries, and face ventilation.

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16.2.7.1	SGX primary ventilation

The SGX primary ventilation volume is predominantly influenced by the minimum air velocity for the various development and production activities. The peak ventilation volume is estimated to be 63.6 m3/sec, which is inclusive of 15% air leakage.

A diagonal ventilation system is utilized in the SGX mine.

West Wing (Vein S14, S6, S2 Stopes): fresh air enters 400 mRL, 350 mRL, 300 mRL, and 260 mRL from adit PD16 via No.2 internal shaft and CM105 via No.1 internal shaft. Exhaust air returns to the 650 Adit via 450 mRL, exploration line 70 - 72 internal shaft, and ventilation raises, and then is exhausted to surface by a main axial fan.

East Wing (Vein S16W, S7, S8, S21 Stopes): fresh air enters 400 mRL, 350 mRL, 300 mRL, and 260 mRL from adit CM101 via No.3 internal shaft, and CM105 via No.1 internal shaft. Exhaust air: part returns to the 650 Adit via 450 mRL, exploration line 70 – 72 internal shaft, and ventilation raises, and then is exhausted to surface by a main axial fan, which is located at PD650 entrance; the remainder of the exhaust air returns to the 680 Adit via 490 mRL and ventilation raises, and then is exhausted to surface by a main axial fan.

The PD700 adit uses a separate ventilation system: fresh air enters 570 mRL and 530 mRL from adit PD700 via the inclined haulageway and internal shaft. Exhaust air returns to the CM108 Adit via 640 mRL and ventilation raises, and then is exhausted to surface by a main axial fan.

One 75 kilowatt (kW) axial ventilation fan is installed in the entrance of PD 650 Adit. One 22 kW axial ventilation fan is installed in the entrance of PD 680 Adit. One 22 kW axial ventilation fan is installed in the entrance of CM108 Adit. All these fans have spare motors for back-up.

Figure 16.9 shows ventilation system diagrams for the SGX mine.

Figure 16.9	SGX ventilation system diagrams

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Source: Silvercorp, 2022.

16.2.7.2	Secondary ventilation

The secondary ventilation system consists of auxiliary fans for ventilating production faces, development faces, and infrastructure chambers.

Development faces are ventilated using domestically manufactured fans (5.5 to 11 kW – 380 V). A combination of forced and exhaust ventilation is applied for long distance blind-headings.

Stopes are force ventilated using domestically manufactured fans via the timber-cribbed access. The stope air returns to the upper level via a raise.

16.2.8	Backfill

Backfill such as tailings or development waste is not required for shrinkage mining, where blasted ore provides a working platform for each stope lift. The ore is removed on completion of stope mining leaving an empty void. There is potential to opportunistically dispose of development waste into these voids, but current mine plans do not make allowance for this.

The resue stoping method uses blasted waste from the footwall (to achieve the minimum mining width) as the working platform for each stope lift. The waste remains in the stope at completion of stope mining. For some stopes, where the rock mass of footwall and hangingwall is less stable and the width of vein is over 0.8 m, upper-level development waste rock may be used for filling of stope voids.

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16.2.9	Dewatering

Mine dewatering is accomplished under the requirement from the “Chinese Safety Regulations of Metal and Non-metal Mines”.

Typical underground water flow from the different mines is listed in Table 16.7 below.

Table 16.7	Mine water flow
Mine	Maximum water flow (m3/day)	Average water flow (m3/day)
SGX	2,931	2,269
HZG	472	429
HPG	3,027	1,957
TLP	637	452
LME	710	607
LMW	1,328	913
DCG	258	160

The SGX dewatering system is described in some detail below. The dewatering systems at HZG, HPG, TLP, LME, and LMW mines are similar to those at SGX. These systems are briefly described also.

16.2.9.1	SGX dewatering

The pumping system is a dirty water arrangement with a sump and three pumps at each main location. In normal circumstances, one pump is running, one is being maintained, and one is on standby. Under conditions of maximum water inflow, all available pumps can be operated, except for pumps that are being maintained. If all pumps operate, they can handle the maximum estimated inflow rate. There are two main pipelines to surface, one of which is on standby. The underground sump capacity is 6 – 8 hours at the average water yield.

Stage 1 dewatering

Pump stations equipped with three or more pumps connected directly to surface are located at the bottom of internal shafts. Table 16.8 lists station pumps at the bottom of internal shafts.

Table 16.8	Stage 1 water pumps at SGX mine
Portal	Model	Units	Power (kW)	Flow (m3/h)	Lift (m)
CM101	MD85-45×9	3	160	85	405
	MD46-50×9	1	110	46	450
CM105-S1#	MD155-67×6	3	220	155	402
	MD85-45×9	1	160	85	405
CM105-S2#	MD155-67×5	3	220	155	335
	MD46-50×8	1	90	46	400
PD16	MD25-50×8	2	75	25	400
	MD46-50×8	1	90	46	400
PD700	MD155-67×6	3	280	155	402
CM105 Skip shaft	MD25-50×5	1	37	25	250
CM102	MD46-50×5	1	55	46	250
	WQX12.5-80/4	2	5.5	12.5	80
CM103	WQX12.5-80/4	2	5.5	12.5	80
YPD	MD85-45×9	3	160	85	405
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Stage 2 dewatering

Mining level accesses have been designed with a 0.3% gradient to allow for drainage. The pump and piping arrangements are similar to Stage 1. The inflow collected from various mining levels is then pumped to the 260 m elevation; from here it is pumped to surface through the first stage dewatering system. Table 16.9 lists the details of the SGX second stage pumping system.

Table 16.9	Second stage water pumps at SGX mine
Pump stations	Units	Model	Power (kW)	Flow (m3/h)	Lift (m)
CM101	4	MD155-67×6	220	155	402
CM105-S1	4	MD155-67×5	220	155	335
CM105-S2	4	MD155-67×5	220	155	335
PD16	3	MD46-50×6	75	46	300

In case of a flood, water dams are set up at the entrance to shaft stations and pump houses in order to protect personnel and equipment.

Development face dewatering

Conventional electric submersible pumps are used for development ramp and decline face dewatering on an as-needed basis. Water is stage discharged to the nearest level pump station.

16.2.9.2	HZG dewatering

HZG dewatering is divided into two stages: the first stage is from 450 mRL to 650 mRL, the second stage is from 650 mRL to 820 mRL. The first stage utilizes one 75 kW MD46-50×5 and two 55 kW MD46-50×5 centrifugal pumps. For the second stage, three 55 kW MD46-50×5 centrifugal pumps are located at the pump station in a similar set-up to SGX.

16.2.9.3	HPG dewatering

PD3 dewatering is divided into two stages: the first is from 300 mRL to 460 mRL, and the second is from 460 mRL to PD3 (600 m) adit level. The sumps at both 300 mRL and 460 mRL have a capacity of 300 m3. For the first stage, there are three centrifugal pumps: model D85-50X4 with power draw 75 kW. For the second stage, there are three centrifugal pumps: model D85-50X5 with power draw at 75 kW. Two 108 mm pipelines installed in inclined haulageways take the water to surface. One line is on standby.

16.2.9.4	TLP dewatering

The underground dewatering system of TLP mine is separated into two areas, East side and West side. For the East side of TLP (PD730, PD840, PD890, PD930, PD960, PD990) water discharge is currently from the 700 m level to the 730 m level, and then via the PD730 adit to surface. There are four centrifugal pumps installed in Line 31 internal shaft at 510 mRL bottom pump station. The pump model is MD46-50×4, head is 200 m, designed discharge capacity is 46 m3/h and power is 45 kW. The model is MD2546-50X46, power is 30 kW. Two 89 mm pipelines are installed along Line 31 internal shaft, via 650 mRL, Line 33 internal shaft, PD770 inclined haulageway, and PD 770 adit to surface. For the West side of TLP (PD820, Ramp), water discharge is currently from the 700 m level to the 825 m level, and then via the PD820 adit to surface. There are three centrifugal pumps - model MD25-50×4 with power draw 30 kW - and two 89 mm pipelines installed in an inclined shaft for taking the water to the surface.

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16.2.9.5	LME dewatering

At LME, three 110 kW MD46-50x8 centrifugal water pumps are installed at the 500 mRL pump station in the PD900 internal shaft to the surface. The second dewatering area is handled by three 55 kW MD46-50×5 centrifugal water pumps installed in the internal shaft, 700 mRL bottom pump station. Two 89 mm pipelines are installed in PD838-700 and then routed via 840 mRL and PD 838 adit to surface.

16.2.9.6	LMW dewatering

Three centrifugal pumps (model MD46-50×8), with a combined power draw of 90 kW, are installed in the 969 shaft, 500 mRL bottom pump station. There are two 89 mm pipelines installed in the 969 shaft, which are then routed via 926 mRL and PD 924 adit to surface.

16.2.9.7	DCG dewatering

Three 37 kW D25-50x5(p) centrifugal water pumps are installed at the 665 mRL pump station. Two 108 mm pipelines installed in inclined haulageways take the water from the 665 mRL to 843 mRL, and then to surface via the adit. One line is on standby.

16.2.10	Water supply

Water consumption at the SGX area is low and is sourced from the Guxian Reservoir. It is primarily used for drilling and dust suppression. Water consumption is rated at 19.3 m3/h for each portal. As per safety regulations, a fire-prevention system with 27 m3/h is required. To meet safety and production needs, there is a 200 m3 water pond at each portal, except for PD16, where the capacity is 300 m3. Water supply is via 89 mm diameter pipelines.

The water source for HZG, HPG, TLP, LME, LMW, and DCG mines is from nearby creeks and springs and underground sources. A water pond of 100~200 m3 capacity is established at each adit portal. Both the water quality and quantity from local creeks is sufficient to meet mine requirements.

HZG requirements are estimated at 330 m3/d. There is a water pond of 100 m3 at each portal.

HPG requirements are estimated at 310 m3/d. There is a water pond of 200 m3 at the mine site, with water being delivered via a 107 mm diameter pipeline. An additional water pond of 300 m3 was constructed in 2017 for pumping underground water to No.2 Mill.

TLP Mine requirements are estimated at 556 m3/d for drilling and dust suppression. There is a water pond of 200 m3 at the mine site, with water being delivered via an 89 mm diameter pipeline.

LM Mine requirements are estimated at 320 m3/d for LME and 400 m3/d for LMW. There is a water pond of 200 m3 at each portal, with water being delivered via 89 mm diameter pipelines for LME and 150 mm diameter pipelines for LMW.

DCG Mine requirements are estimated at 200 m3/d. There is a water pond of 200 m3 capacity at the portal.

16.2.11	Power supply

Power for the SGX mine is supplied from the local government network by three lines. One is a 35 kilovolts (kV) high-voltage line that is connected from Luoning Guxian 110 kV substation; the second is a 10 kV high-voltage line that is connected from Luoning Guxian 35 kV substation. The power source is hydropower, generated at the Guxian Reservoir Dam, and the length of overhead power lines is about 8 km. The third network supply is a 10 kV high-voltage line from the Luoning-Chongyang 35 kV substation, about 12 km from SGX.

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A fully automated 35 kV substation in the immediate vicinity of the mine site was built in 2008. The capacity of the main transformers is 6,300 kVA.

The 35 kV overhead line can supply main power for all mine production; the 10 kV overhead line is maintained as a standby. Two 1,500 kW and one 1,200 kW generators are installed in the fully automated 35 kV substation as a back-up supply for the CM101, CM102, CM103, CM105, PD16, and PD700 adits, and XPD decline in the event of a power outage.

Underground water pumping stations and hoist winches belong to the first-class power load, and require two independent 10 kV power lines, one for operation and the other for backup. During normal operation they can maintain stope operation in addition to meeting the requirement of the first-class power load. In case of emergencies, including underground flooding, they are only required to guarantee service of the first-class power load.

See also Section 18.3.

16.2.12	Compressed air

Compressed air is primarily used for drilling. Jacklegs are used in all stopes and conventional development faces. A minor quantity of air is used for shotcrete application and cleaning blastholes.

Compressor plants are located adjacent to each portal; they are of two-stage, electric piston configuration. Air is reticulated via steel pipes of varying sizes, depending on demand, to all levels and is directed to emergency refuge stations. Air lines are progressively sized from 101 mm diameter down to 25 mm diameter at the stopes.

Compressed air consumption is estimated for each mine operating system (usually differentiated by adits), based on mine production and number of development faces. Suitable air compressors are installed to satisfy volume requirements.

16.2.12.1	Explosives

Refer to Section 18.8.6.

16.2.13	Communications

Mine surface communication is available by landline service from China Network Company (CNC) and by mobile phone service from China Mobile (CMCC) and China Unicom.

Key underground locations such as hoist rooms, shaft stations, transportation dispatching rooms, power substations, pump stations, refuge rooms, and the highest point of each level are equipped with telephones. Communication cables to underground are connected via internal shafts and declines. Internal telephones are installed in operating areas and dispatching rooms, which are also connected with communication cables to the local telephone lines.

16.3	Safety

Ying mine safety is practiced as per Chinese health and safety laws and regulations. The Occupational Health and Safety (OHS) department role is to provide safety training, enforce OHS policies and procedures, make mine safety recommendations and carry out daily inspections of the underground workings and explosives usage.

The company has formulated safety production responsibility regulations, safety production rules and regulations, and a safety operation handbook, and all work is performed by personnel with operating qualifications.

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Each of the mining contractors is required to appoint safety officers at an average ratio of one safety officer to 20 contractor workers for each portal.

A ten-member safety committee is maintained for each of the SGX, HZG, HPG, TLP, LME, LMW, and DCG mines. The committees are led by the Henan Found General Manager and include the Deputy General Manager, Mine Manager, Safety Department Supervisor, and mining contractor representatives. The committees are coordinated by each mine’s safety division, and the mine management and the safety officers are required to have valid mine safety training certificates issued by the Provincial Bureau of Safe Production and Inspection.

In the Ying district, each mine has its own safety department with at least one safety supervisor and four safety engineers, except for DCG, which has one safety supervisor. Insurance policies covering death and injury have been purchased for all company staff and contractor workers in the mines.

The mines and contractors supply Personal Protective Equipment (PPE) to their own personnel.

A contract with the Luoning County General Hospital is in place to take and treat injured workers from all mines, except those only requiring first aid treatment at the mine clinic.

The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety and the Company has indicated a continuing focus on production procedure safety improvement. The QP has also previously recognized that some operating practices and procedures fall short of more international standards. The QP recommends that Silvercorp continue with a focus of improving mine and site safety and including implementation of a policy where the more stringent of either Chinese or Canadian safety standards is employed.

16.4	Development and production quality control

Since late 2015, Silvercorp has implemented a workplace safety and work quality checklist system to reinforce operations process control. A feature of this initiative is an internal “Enterprise Blog” (EB) system in the management of Mine Production and Safety Information, which the Company implemented in August 2015. The “Enterprise Blog” is an internet social media system that facilitates and makes transparent the distribution and flow of work-related knowledge and information for parties at different locations.

First, all possible risks / hazard sources (potential hazards), risk levels, and control methods in all operating activities, machinery and equipment are identified; then, management processes and formulates corresponding inspection items for different hazards and summarizes them into an "Inspection Form".

Before each shift, on-site management personnel investigate item by item, enter the inspection results into the "Fact Sheet" system, and upload on-site inspection photos or other attachments. If all the inspection results of the inspection items are satisfied, the operation can be started. If there is a potential safety hazard but it can be eliminated by on-site action, the operation will be started after the hazard is nullified on the site. Personnel cannot start an operation until the safety risks are eliminated and safety is confirmed.

In the system, for example, each of the mining stopes, development faces, or pieces of equipment is assigned a “blog” name. Daily results of on-site inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”. The results are listed in a structured data format in a “check-list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access the daily “blog” directly, for each workplace, for first-hand information. The EB system will also record if a

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management person has accessed the “blog” to read or comment on the daily results for which that person is responsible. With the EB system, information collection, distribution, retrieval, and monitoring has become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows throughout layers of the management structure. The responsible management person has the requirement, incentive, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. From the safety point of view, using the EB system enables personnel to be easily informed about any potentially hazardous conditions and mine safety inspectors to collect and analyze the current status and history of stopes and development faces. In 2021, the EB system introduced a data visualization function, which shows the data in chart (line chart, pie chart, bar chart, dynamic chart, etc.), and table formats. For the display part, the size and position of chart and table can be self-adaptive, which means computers and mobile phones can view the mining production daily report, mining production monthly report, geological exploration daily report, geological exploration monthly report, milling production daily report, and milling production monthly report. Each mine has individual mining production and geological reports. Further, based on all the data recorded by the fact-finding system, performance appraisal of the work quality of personnel involved in safety production management is carried out to ensure that safety production measures and processes are implemented as required.

In summary, some of the benefits of the EB system are:

•	Information collection, distribution, retrieval, and monitoring has become transparent and instant.
•	Information and knowledge collected by the frontline technicians or engineers freely flows through the management structure.
•	Safety information is readily shared.
•	The structured data format allows statistics to be generated for key management info.
•	Management has the requirement, incentive, and tools to make prompt and more accurate decisions.
•	Collaboration is facilitated, KPI assessments are able to be fair and timely, and each person is accountable for his work.
16.5	Production and scheduling
16.5.1	Development schedule

Table 16.10 summarizes the LOM development schedule for each of the Ying mines and for the entire operation.

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Table 16.10	Ying Mines LOM development schedule by fiscal year (FY)
Mine	Categories	2022Q4	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
SGX	Capital lateral	1,346	8,540	9,429	9,709	7,401	6,953	7,204	6,380	6,724	6,781	6,207	4,932	3,283	3,295	2,788	-	90,972
	Capital vertical	247	1,415	530	410	1,065	650	795	559	130	300	180	180	480	360	240	-	7,541
	Operating lateral	1,961	13,887	12,961	11,993	12,846	13,296	12,667	13,278	10,590	10,072	10,374	9,612	9,797	8,320	5,396	-	157,050
	Operating vertical	961	7,046	6,614	6,293	6,929	7,267	7,332	7,398	6,437	5,893	-	5,727	-	-	-	-	67,898
	Total (m)	4,516	30,888	29,534	28,405	28,241	28,166	27,998	27,615	23,881	23,046	16,761	20,451	13,560	11,975	8,424	-	323,461
HZG	Capital lateral	848	5,129	4,856	3,691	3,001	2,551	2,324	1,776	826	0	0	-	-	-	-	-	25,003
	Capital vertical	100	135	180	346	372	179	115	0	0	0	0	-	-	-	-	-	1,427
	Operating lateral	30	1,319	1,235	1,639	1,457	1,676	1,577	1,538	1,723	1,895	743	-	-	-	-	-	14,832
	Operating vertical	76	827	672	731	848	791	942	844	835	941	373	-	-	-	-	-	7,882
	Total (m)	1,054	7,410	6,943	6,408	5,679	5,197	4,957	4,159	3,384	2,836	1,116	-	-	-	-	-	49,144
HPG	Capital lateral	0	1,737	2,188	2,170	1,845	1,737	1,847	1,055	1,130	137	233	0	-	-	-	-	14,077
	Capital vertical	0	152	0	0	0	0	0	0	0	0	0	0	-	-	-	-	152
	Operating lateral	354	2,214	1,835	1,722	2,185	1,664	1,533	2,013	2,156	450	256	150	-	-	-	-	16,532
	Operating vertical	64	501	536	732	507	539	212	529	378	59	180	0	-	-	-	-	4,237
	Total (m)	417	4,603	4,559	4,624	4,537	3,939	3,592	3,597	3,664	646	669	150	-	-	-	-	34,998
TLP	Capital lateral	2,893	12,780	9,665	8,471	6,773	6,390	6,145	4,265	2,600	0	0	0	-	-	-	-	59,982
	Capital vertical	10	60	50	0	0	-	-	-	-	-	-	-	-	-	-	-	120
	Operating lateral	1,771	4,399	8,884	8,388	7,689	6,434	6,707	4,957	5,314	4,869	4,978	4,482	2,706	-	-	-	71,578
	Operating vertical	525	610	3,430	3,735	3,210	3,430	3,150	2,880	3,455	2,715	2,940	2,385	1,250	-	-	-	33,715
	Total (m)	5,199	17,849	22,029	20,594	17,672	16,254	16,002	12,102	11,369	7,584	7,918	6,867	3,956	-	-	-	165,395
LME	Capital lateral	195	1,048	2,681	2,048	3,492	4,690	2,492	2,718	3,749	2,672	3,349	1,100	-	-	-	-	30,234
	Capital vertical	300	2,000	2,460	1,205	1,205	5	5	0	0	0	0	0	-	-	-	-	7,180
	Operating lateral	622	1,814	1,067	1,701	966	1,130	1,561	1,921	1,524	2,105	1,740	1,096	-	-	-	-	17,247
	Operating vertical	521	2,064	1,240	2,198	1,436	1,274	2,994	2,404	1,740	2,177	1,646	1,419	-	-	-	-	21,113
	Total (m)	1,638	6,926	7,448	7,152	7,099	7,099	7,052	7,043	7,013	6,954	6,735	3,615	-	-	-	-	75,774
LMW	Capital lateral	4,027	4,762	4,257	4,977	3,918	5,852	4,338	5,386	1,820	2,246	1,383	1,578	746	758	775	-	46,823
	Capital vertical	1,110	1,100	1,006	0	75	111	0	0	0	0	0	0	0	0	0	-	3,402
	Operating lateral	3,645	3,212	3,258	2,963	3,336	1,943	2,436	2,000	2,323	901	1,357	1,538	1,281	1,019	911	-	32,123
	Operating vertical	2,584	1,829	1,768	1,403	2,221	1,308	1,645	1,188	2,010	1,032	1,097	1,066	1,217	732	1,001	-	22,101
	Total (m)	11,366	10,903	10,289	9,343	9,550	9,214	8,419	8,574	6,153	4,179	3,837	4,182	3,244	2,509	2,687	-	104,449
DCG	Capital lateral	60	520	928	918	997	56	-	-	-	-	-	-	-	-	-	-	3,479
	Capital vertical	0	0	0	0	0	0	-	-	-	-	-	-	-	-	-	-	0
	Operating lateral	275	603	788	743	426	838	-	-	-	-	-	-	-	-	-	-	3,673
	Operating vertical	0	610	238	244	299	299	-	-	-	-	-	-	-	-	-	-	1,690
	Total (m)	335	1,733	1,954	1,905	1,722	1,193	-	-	-	-	-	-	-	-	-	-	8,842
Ying	Capital lateral	9,369	34,516	34,004	31,984	27,427	28,229	24,350	21,580	16,849	11,836	11,172	7,610	4,029	4,053	3,563	-	270,570
	Capital vertical	1,767	4,862	4,226	1,961	2,717	945	915	559	130	300	180	180	480	360	240	-	19,822
	Operating lateral	8,658	27,448	30,028	29,150	28,905	26,981	26,481	25,707	23,630	20,292	19,448	16,878	13,784	9,339	6,307	-	313,036
	Operating vertical	4,731	13,487	14,498	15,337	15,450	14,908	16,275	15,243	14,855	12,817	6,236	10,597	2,467	732	1,001	-	158,635
Total	Total (m)	24,525	80,313	82,756	78,430	74,499	71,063	68,021	63,089	55,464	45,245	37,036	35,265	20,760	14,484	11,111	-	762,063
Note: Numbers may not compute exactly due to rounding.

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Development is characterized as either operating or capital, and includes vein exploration, stope preparation, level development, decline and shaft excavation, and underground infrastructure development. Capital development is notionally that associated with ramp excavation, level access and level rock transportation routes. Operating development is notionally the portions of the level access that provide immediate access to a stope, draw-point accesses, and vein development, including exploration vein development.

The QP notes the projected advance rate of 120 m/month (~4 m/day) for the main ramp developments at SGX, LMW, TLP, and HZG. The QP considers that the projected LOM development totals are achievable and that a continuing high degree of development focus will be necessary throughout the Ying operation.

16.5.2	Mines production
16.5.2.1	Production rate

Mine operations are scheduled for 365 days of the year, but with production on a 330 days per year basis. Nominal projected production rates for shrinkage, resuing, and room and pillar stopes are around 1,200, 600 t, and 1,000 t per month, respectively, but with the actual rate from each stope being dependent on realized vein and excavation widths.

Table 16.11 is a general summary of production rates and projected years of operation for the Ying mines.

Table 16.11	Ying mines production rate summary
Mine	Production rate (t/month)			Typical no. of stopes in operation	Typical annual production (kt/a)	Estimated mine life (years)
	Shrinkage	Room and Pillar	Resue
SGX	1,200	1,000	600	70	295	15
HZG	1,200	1,000	600	15	60	11
HPG	1,200	1,000	600	17	65	12
TLP	1,200	1,000	600	62	198	16
LME	1,200	1,000	600	15	65	14
LMW	1,200	1,000	600	29	116	12
DCG	1,200	1,000	600	8	21	11
16.5.2.2	Mine production: 1 Jan 2020 to 31 Dec 2021

Table 16.12 summarizes mine production tonnes and grade from 1 January 2020 to end of December 2021.

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Table 16.12	Ying mines production Q4 FY2020 to end of Q3 FY2022
Mine	Ore type	Unit	FY2020Q4	FY2021	FY2022Q1-Q3	Total
SGX	Ore mined	t	26,923	242,225	214,060	483,208
	Grade	Ag (g/t)	361	346	325	338
		Pb (%)	6.99	6.61	5.97	6.35
		Zn (%)	2.26	1.76	1.67	1.75
HZG[1]	Ore mined	t	3,732	51,838	40,300	95,870
	Grade	Ag (g/t)	391	403	333	373
		Pb (%)	1.24	1.61	1.79	1.67
		Zn (%)	-	-	-	-
HPG	Ore mined	t	7,239	64,323	48,268	119,830
	Grade	Ag (g/t)	82	116	109	111
		Pb (%)	5.65	3.40	2.68	3.24
		Zn (%)	1.40	1.04	1.26	1.15
		Au (%)	-	0.60	0.58	0.56
LME	Ore mined	t	4,515	49,285	30,316	84,116
	Grade	Ag (g/t)	403	301	346	323
		Pb (%)	1.65	1.70	1.78	1.73
		Zn (%)	0.39	0.36	0.31	0.34
LMW[2]	Ore mined	t	7,537	64,819	56,622	128,977
	Grade	Ag (g/t)	297	321	316	317
		Pb (%)	2.86	2.91	2.81	2.86
		Zn (%)	0.30	-	-	0.02
TLP	Ore mined	t	19,433	177,535	161,221	358,189
	Grade	Ag (g/t)	197	227	221	223
		Pb (%)	3.04	3.56	3.06	3.31
		Zn (%)	-	-	-	-
Ying Mines	Ore mined	t	69,379	650,025	550,786	1,270,190
	Grade	Ag (g/t)	297	290	273	283
		Pb (%)	4.60	4.34	3.94	4.18
		Zn (%)	1.00	0.77	0.76	0.78
		Au (%)	-	0.06	0.05	0.05

Notes:

•	Grades in Ying Mines totals reflect final adjustments from individual period reporting – this results in some non-material grade differences when compared to compilation of individual period numbers.
•	Numbers may not compute exactly due to rounding.

1 HZG includes ore from BCG (BCG is south portion of HZG).

2 LMW includes ore from PD991 (small access tunnel at LM).

16.5.2.3	Production schedule

Table 16.13 is a summary of projected LOM production for each of the Ying mines and for the entire operation based on the end-2021 Mineral Reserve estimates.

Annual ore production is projected to rise from the current level of around 650k to 785k in 2023 and then to 938k by 2026. From 2027 through to 2032, a further sustained increase is projected for an average of just over 950k per annum. From 2033 through to the envisaged end of mine life for current Mineral Reserves, annual production is projected to steadily decline from 885k to 343k by 2037, as operations tail off at, first HZG, HPG, and DCG, followed by TLP and LME, then finally

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the SGX and LMW mines. The QP notes that the LOM production profile and, specifically, the projected increase to around 950 ktpa, is directly related to the development schedule detailed above in Table 16.10, and the processing capability to be provided by the under-construction Mill Plant 3. The development schedule recognizes additional ramp development at SGX, HPG, HZG, LME, and LMW, and additional vent fans at TLP, LME, LMW, HPG, and HZG. The QP also notes that the ability to achieve projected production will, to a large degree, be dependent on diligent planning and the consistent availability of all key resources, particularly skilled manpower.

Ag grades, particularly driven by SGX, are indicated to average around 267 g/t through to 2028, and then to gradually decline from 245 g/t in 2029 to 186 g/t in 2037. The AgEq grade is projected to average 432 g/t through to 2029, and then 378 g/t from 2030 through to the end of mine life. To maintain optimum metal grades, the QP recommends that Silvercorp continue its recent and current efforts on dilution and grade control via the Mining Quality Control Department.

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Table 16.13	Ying Mines LOM production plan
	2022Q4	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
SGX
Ore (kt)	50	273	279	279	356	364	381	374	378	370	381	377	378	380	379	231	5,229
Au (g/t)	0.00	0.00	0.01	0.03	0.01	0.03	0.03	0.05	0.03	0.02	0.00	0.00	0.07	0.03	0.04	0.01	0.03
Ag (g/t）	340	331	328	309	295	280	282	256	238	226	234	226	200	189	185	179	249
Pb (%)	6.62	6.14	5.61	5.57	4.90	4.41	4.70	4.82	4.92	4.80	4.38	4.45	4.24	4.16	4.03	4.93	4.76
Zn (%)	2.09	2.35	2.23	2.47	2.40	2.12	2.29	2.17	2.40	2.02	1.86	2.11	1.97	2.26	2.06	2.23	2.18
AgEq (g/t)	633	612	587	573	531	492	510	486	475	450	439	438	406	395	382	412	476
HZG
Ore (kt)	15	57	66	70	70	70	70	69	70	70	68	40	-	-	-	-	735
Au (g/t）	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t）	347	344	345	347	354	349	360	355	351	355	339	320	-	-	-	-	348
Pb (%)	0.82	1.17	1.19	1.13	0.91	1.06	0.76	0.87	0.95	0.73	0.74	0.62	-	-	-	-	0.93
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	376	386	388	389	387	387	387	386	385	382	366	342	-	-	-	-	382
HPG
Ore (kt)	10	66	72	77	78	78	77	77	70	66	63	58	-	-	-	-	791
Au (g/t)	1.09	1.31	2.72	2.94	1.71	1.54	1.68	1.01	1.03	0.94	1.58	1.31	-	-	-	-	1.63
Ag (g/t）	154	124	74	74	87	84	74	40	75	59	36	54	-	-	-	-	73
Pb (%)	3.18	3.34	2.26	2.15	3.23	3.83	2.99	4.95	3.23	2.85	1.92	2.04	-	-	-	-	3.03
Zn (%)	1.92	1.53	1.04	0.59	1.37	1.14	1.35	0.69	0.91	1.87	1.53	1.14	-	-	-	-	1.19
AgEq (g/t)	394	376	371	372	359	360	334	309	288	276	254	248	-	-	-	-	326
TLP
Ore (kt)	79	215	205	220	220	231	210	207	207	211	214	210	147	-	-	-	2,575
Au (g/t）	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t）	214	222	208	217	240	237	235	222	217	208	189	171	177	-	-	-	213
Pb (%)	2.80	3.07	2.98	3.11	2.87	2.95	3.02	2.89	2.94	2.83	3.07	3.82	3.26	-	-	-	3.05
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	317	334	317	331	346	345	345	328	325	312	301	311	297	-	-	-	325
LM East
Ore (kt)	12	51	52	52	64	73	81	80	82	75	78	73	77	63	-	-	913
Au (g/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.19	0.20	0.20	0.12	0.96	1.77	-	-	0.27
Ag (g/t）	325	321	331	327	365	414	351	360	311	341	348	325	236	175	-	-	325
Pb (%)	1.41	1.34	2.39	1.56	1.56	1.38	1.54	1.89	2.08	1.56	1.44	1.91	1.44	0.91	-	-	1.61
Zn (%)	0.34	0.30	0.27	0.23	0.34	0.37	0.37	0.42	0.46	0.37	0.35	0.50	0.51	0.28	-	-	0.38
AgEq (g/t)	379	371	420	386	425	467	410	435	403	414	416	407	357	329	-	-	404
LM West
Ore (kt)	11	100	103	110	128	127	136	128	135	132	133	127	129	130	119	112	1,861
Au (g/t)	0.13	0.48	0.57	0.69	0.40	0.16	0.24	0.16	0.55	0.60	0.70	0.24	0.25	0.61	1.03	0.66	0.48
Ag (g/t）	313	316	313	319	285	300	280	270	283	252	254	245	249	242	192	201	266
Pb (%)	2.25	2.02	2.25	1.90	2.20	1.84	1.94	2.20	1.55	2.28	2.04	2.39	1.81	1.73	1.72	2.08	1.99
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	403	420	431	434	391	376	365	360	375	369	364	343	331	340	323	311	368
DCG
Ore (kt)	2	22	24	24	23	23	21	22	17	17	18	-	-	-	-	-	213
Au (g/t)	1.12	3.58	2.89	3.20	4.34	4.17	3.27	2.57	2.41	3.04	2.92	-	-	-	-	-	3.25
Ag (g/t）	153	114	137	87	105	95	115	73	51	47	46	-	-	-	-	-	91
Pb (%)	1.78	1.17	2.51	3.50	1.25	0.82	1.33	2.18	2.16	0.58	0.64	-	-	-	-	-	1.67
Zn (%)	0.35	0.20	0.20	0.19	0.11	0.11	0.35	0.17	0.16	0.23	0.32	-	-	-	-	-	0.20
AgEq (g/t)	304	409	433	443	454	416	398	335	299	285	280	-	-	-	-	-	381
Ying Mine
Ore (kt)	178	785	801	832	938	965	976	957	959	941	954	886	731	573	499	343	12,317
Au (g/t)	0.08	0.27	0.41	0.46	0.31	0.25	0.25	0.19	0.22	0.23	0.27	0.13	0.18	0.35	0.28	0.22	0.26
Ag (g/t）	270	276	268	262	268	267	263	245	239	230	227	217	208	199	186	186	241
Pb (%)	3.58	3.72	3.54	3.44	3.30	3.12	3.20	3.47	3.31	3.23	3.03	3.46	3.32	3.25	3.48	4.00	3.36
Zn (%)	0.72	0.97	0.89	0.90	1.05	0.92	1.04	0.94	1.05	0.96	0.88	1.01	1.07	1.53	1.57	1.50	1.03
AgEq (g/t)	424	454	447	441	434	420	421	406	399	385	375	375	365	375	368	379	406

Notes: Numbers may not compute exactly due to rounding. Zinc not included in AgEq calculation for HZG, TLP, and LMW mines.

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16.6	Reconciliation

Table 16.14 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2020 to 31 December 2021.

Table 16.14	Mineral Reserve to production reconciliation: January 2020 – December 2021
	Mine	Ore (kt)	Grade			Metal
			Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	424	306	5.37	2.5	4,173	23	11
	HZG	96	349	1.06	0.43	1,070	1	0
	HPG	83	91	4.65	1.31	243	4	1
	LME	120	507	1.94	0.5	1,996	2	1
	LMW	110	335	2.68	0.38	1,171	3	0
	TLP	225	234	2.98	0.33	1,688	7	1
	Total	1,059	304	3.74	1.31	10,341	40	14
Reconciled Mine Production	SGX	483	338	6.35	1.75	5,251	31	8
	HZG	96	373	1.67	0	1,150	2	0
	HPG	120	111	3.24	1.15	428	4	1
	LME	84	323	1.73	0.34	874	1	0
	LMW	129	317	2.86	0.02	1,315	4	0
	TLP	358	223	3.31	0	2,568	12	0
	Total	1,270	283	4.19	0.8	11,584	53	10
Mine Production as % of Reserves	SGX	114%	110%	118%	70%	126%	133%	77%
	HZG	100%	107%	158%	0%	107%	160%	-
	HPG	144%	122%	70%	88%	176%	97%	138%
	LME	70%	64%	89%	68%	44%	73%	29%
	LMW	117%	95%	107%	5%	112%	123%	-
	TLP	159%	95%	111%	0%	152%	169%	0%
	Total	120%	93%	112%	61%	112%	133%	72%

Notes:

•	Assumes 2.5% moisture in wet ore.
•	Numbers may not compute exactly due to rounding.

The QP makes the following observations relative to the data in Table 16.14:

•	Overall, the mine produced 20% more tonnes at a 7% lower silver grade, a 12% higher lead grade, and a 39% lower zinc grade; for 12% more contained silver, 33% more contained lead, and 28% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that, to date, zinc has only a small effect on revenue.
•	In terms of mined silver, SGX, HZG, and HPG were above reserve grades, while LMW and TLP were slightly below and LME was significantly below. Mined lead grades were significantly above reserve values for HZG, and also above for SGX, TLP, and LMW; the LME mined lead grade was significantly below, the LME value less so.
•	All mined zinc grades were below reserve grades, with SGX being the only significant contributor in terms of metal produced. HPG is indicated as making a small zinc contribution, but with production from the other mines close to zero.
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•	Factors that may have contributed to results variability include:
—	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
—	Variable or adverse ground conditions.
—	Dilution.
—	Use of shrinkage stoping in very narrow and / or discontinuous veins.
—	Mining of lower grade, but still economic, material outside of the vein proper.
—	Misattribution of feed source to the mill.
—	Mill process control issues.
—	Mill focus issues in terms of metal prioritization.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP has previously endorsed these actions and continues to do so. It is also recommended that Silvercorp undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

16.7	Mining summary

The Ying mine complex is a viable operation with a projected LOM through to 2037 based on Proven and Probable Reserves.

An annual production rate increase is planned from the current level of around 650,000 tpa to approximately 950,000 tpa by 2026, with that level being sustained through to 2032, and a full LOM to 2037. Annual production of silver is projected to be approximately 7.0 million ounces between fiscal 2023 and 2025, 8.0 million ounces between 2026 and 2029, 7.1 million ounces between 2030 and 2032, and 4.0 million ounces between 2033 and 2037. There is also the potential to extend the LOM beyond 2037 via further exploration and development, particularly in areas with identified Inferred Resources.

The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ultimate success of the planned significant increase in production to about 950,000 tpa will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower, and a concentrated focus on achieving production rate goals with the adopted mining methods.

Silver grades are projected to be maintained in the 260 – 270 g/t range through to 2028, and then to steadily decline to around 186 g/t by the end of mine life in 2037. The AgEq grade is envisaged as being between 400 and 450 g/t through to about 2030, and then to average about 375 g/t in the remaining years through to 2037.

The QP recommends that efforts continue to fully integrate the Resource estimation, Reserve estimation, and mine planning processes for both internal planning and external reporting.

The QP has previously recommended that Silvercorp undertake periodic audits aimed at optimizing process control and mill performance, and that the summation of individual ore car weights by stope and zone be fully integrated into the tracking and reconciliation process. The QP notes that, in 2021, Silvercorp implement a definitive process for tracking ore haulage to the surface process plants. This requires each price of haulage equipment to use a tag that records type of rock (waste, ore), and name of stope, with weighing of the equipment also part of the process. Analysis of stope data compared to reserve data is the responsibility of supervision at each mine.

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The Ying mines safety is governed by Chinese statutory requirements and the QP acknowledges that, in certain areas, those requirements are exceeded. The QP advises that Silvercorp should continue with a focus on safety improvement, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

The QP has previously recommended that Silvercorp investigate the use of portable compressors in mining areas with a view to minimizing power costs; and also, investigate the benefits of the application of slushers for muck movement in stopes. In 2021, for minimizing power cost, Silvercorp updated compressors to first-class, energy-saving units, and also updated all compressed air ducting with increased duct diameters and a focus on minimization of air leakage. Also in 2021, for improving the production rate in lower-dip stopes, Silvercorp has introduced electric rakes (slushers) in 11 stopes with vein thickness over 1 m.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, could also provide an opportunity to effectively employ more bulk-mining methods such as longhole benching, and still with reasonable dilution. The QP recognizes the technological change that would be required for their implementation but has recommended that Silvercorp investigate the application of such methods. The QP also notes the recent introduction of the use of room and pillar mining for flatter-lying gold-rich veins.

Also noted is the construction of a backfill station for the LMW and SGX mine, with a view to potential cut and fill mining, using single boom jumbos and LHDs.

The QP understands that financial provision for adoption of the envisaged technological changes is included in the Ying LOM operating and sustaining capital cost projections (see Section 21).

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17	Recovery methods
17.1	Introduction

Silvercorp currently runs two processing plants - Plant 1 (also known as No.1 Mill or Xiayu Plant) and Plant 2 (also known as No.2 Mill or Zhuangtou Plant) - for the Ying operations, with a total design capacity of 1,800 tpd (prior to October 2011), and then 2,800 tpd after October 2011 when expansion Phase II was completed. The two plants are situated within 2 km of each other. A third processing plant (Plant 3 – capacity 3,000 tpd) is currently under construction and is scheduled to be operating by mid-2024. Plant 3 is planned to replace Plant 1 and Plant 2, and a third TMF (see Section 18) is also being built to accommodate tailings from Plant 3. Further details for Plant 3 are provided in Section 17.5.

The development history for Plants 1 and 2 is described below and summarized in Table 17.1:

•	Both plants were designed based on the lab tests completed by HNMRI in 2005.
•	Plant 1 (Xiayu Plant, 600 tpd design, expanded to 800 tpd) has been in operation since March 2007.
•	Plant 2 (Zhuangtou Plant): (1) Phase I (1,000 tpd) has been in production since December 2009; (2) Phase II (also 1,000 tpd) has been in production since October 2011 when construction of another parallel flotation bank was completed.
•	Total processing capacity for Plants 1 and 2 is currently 2,500 tpd of ore.

In this section, production data from FY2019 through Q3 of FY2022 (1 April 2018 to 31 December 2021) have generally been referenced, unless specified.

Table 17.1	Processing Plants 1 and 2 - summary of capacities
Items	Plant 1	Plant 2 (Phase I)	Plant 2 (Phase II)	Plants 1+2
First year in operation	Mar 2007	Dec 2009	Oct 2011
Design capacity (tpd)	800	1,000	1,000	2,800
Actual capacity (tpd)	700	900	900	2,500
Plant availability (day/yr)	330	330	330	330
Major ore feed	LM / TLP / HZG	All	All	All
Tailings pond	P1-Zhuangtou	P2-Shiwagou	P2-Shiwagou	P1+P2

Source: Silvercorp.

17.2	Ore supply and concentrate production from Ying Property mines
17.2.1	Ore supply

Ore from the Ying mines is shipped via truck to processing Plants 1 and 2:

•	SGX / HPG lumps: Rich, large-size galena lumps with characteristic specular, silver-grey appearance may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. Such lumps are milled in a dedicated facility, and then sold directly or mixed with flotation PbS concentrate for sale. The lead lumps bypass the flotation circuit. No hand-sorting was done between January 2020 and December 2021.
•	SGX / HZG and HPG ore: An ore transportation tunnel from SGX to HPG has been constructed and the haul road from HPG to the plants has been upgraded. Thus, the ore can be transported by truck through the tunnel and via the haul road to the plants.
•	TLP / LME / LMW ore: Transported via truck directly from mine site to the plants.
•	DCG ore: A transportation tunnel from TLP to DCG was completed in October 2020 to haul the ore from DCG via TLP to the plants by truck.
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Table 17.2 summarizes the ore supply from the mines from FY2019 to the end of Q3 FY2022. Some aspects of note are:

•	SGX has remained the largest contributor to production at 39% of total.
•	TLP remains the second largest contributor, but with increased production noted in the last two years.
•	Production at LME, LMW, and HZG has been maintained at about the same level over the period.
•	HPG production showed an increase in FY2021 that was maintained through the first three quarters of FY2022.
•	There has been an overall production increase of close to 10% in the last two years.
Table 17.2	Ore supply to Plants 1 and 2 from FY2019 to FY2022Q3
Fiscal year	Unit	SGX	HZG[1]	HPG	TLP	LME	LMW	Subtotal
2019	Tonnes	251,354	54,448	57,695	140,305	52,498	63,553	619,852
	Contribution (%)	41	9	9	23	8	10	100
2020	Tonnes	236,696	52,618	54,945	154,373	44,436	58,435	601,504
	Contribution (%)	39	9	9	26	7	10	100
2021	Tonnes	241,004	51,754	65,922	176,635	49,872	66,216	651,402
	Contribution (%)	37	8	10	27	8	10	100
2022 Q1 - Q3	Tonnes	213,740	39,995	48,095	162,730	31,494	56,507	552,562
	Contribution (%)	39	7	9	29	6	10	100
Totals 2019 – 2022Q3	Tonnes	942,794	198,815	226,658	634,043	178,299	244,712	2,425,320
	Contribution (%)	39	8	9	26	7	10	100
Production ranking (2022)		1	5	4	2	6	3	-

Notes: 1Includes BCG contribution. BCG is the south part of HZG.

•	Wet tonnes basis.
•	Numbers may not compute exactly due to rounding.

Source: AMC from Silvercorp data.

Figure 17.1 shows total ore treated from FY2019 to FY2022 (Q4 forecast included in FY2022).

Figure 17.1	Tonnes milled production trend - FY2019 to FY2022*

Note: *FY2022 value includes FY2022Q4 forecast.

Source: AMC from Silvercorp data.

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17.2.2	Ore composition per mine

Table 17.3 shows average mill feed grades by mine for FY2022 Q1 - Q3, (1 April to 31 December 2021). TLP, LMW, and HZG have very low zinc values (shown as ‘zero’ in the table as processing of zinc from these sites is of little value).

Table 17.3	Average mill feed grades by mine FY2022 (Q1 - Q3)
Unit	SGX	HZG	HPG	TLP	LME	LMW	Average
Ag (g/t)	325	333	109	221	346	316	276
Pb (%)	5.97	1.79	2.68	3.06	1.78	2.81	3.96
Zn (%)	1.67	-	1.26	-	0.31	-	0.77
Au (g/t)	-	-	0.58	-	-	-	0.05

Note: Numbers may not compute exactly due to rounding.

Source: AMC from Silvercorp data.

17.2.3	Concentrate production by mine in FY2022 Q1 - Q3

Table 17.4 summarizes the quantity of lead and zinc concentrate products, by mine, in FY2022 Q1 - Q3. There was no hand-sorting ore during this period.

Table 17.4	Concentrate production by mine (FY2022 Q1 - Q3)
Products	Wt.	SGX	HZG	HPG	TLP	LME	LMW	DCG	Subtotal
1. Hand-sorted concentrate
	(tonnes)	0	0	0	0	0	0	0	0
2. Flotation concentrate
Pb Float Conc	(tonnes)	20,067	1,219	2,959	10,527	1,028	3,282	251	39,082
Zn Float Conc	(tonnes)	3,838	0	743	0	59	0	0	4,639
Pb+Zn Conc	(tonnes)	23,905	1,219	3,702	10,527	1,087	3,282	251	43,971
Conc contribution (%)		54.36	2.77	8.42	23.94	2.47	7.46	0.57	100
Conc. production ranking (2022)		1	5	3	2	6	4	7	-

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp.

17.2.4	Concentrate quality and metal recovery (average) FY2019 – FY2022 Q3

Table 17.5 and Table 17.6 summarize the concentrate quality and recovery (average) by year, with the recovery also shown in Figure 17.2. The results indicate that:

•	Pb and Ag recoveries have been stable. The average recovery rates for Pb and Ag are 95.80% and 95.28%, respectively; these values are significantly higher than the common design recovery rate of 90%.
•	Ag and Pb grades in lead concentrate have been relatively stable but the average Pb grade is still lower than the design value of 60%.
•	Zn grade in zinc concentrate has shown a small increase since 2019, and the average Zn grade is significantly higher than the design value of 45%.
•	Zn recovery showed a significant increase from 2019 to 2020 but has declined slightly since then. The average Zn recovery is still significantly lower than the target, this being attributed to lower zinc content in the ore feed.
•	The statistics are consistent with an increasing proportion of production from lower grade mines like TLP, while over 50% of Pb concentrate is from SGX.
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Table 17.5	Concentrate quality by year from FY2019 to FY2022 Q3
Product	Year	Wt (t)	Pb (%)	Zn (%)	Ag (g/t)
PbS Lumps Hand sort	2019	281	62.59	2.32	2,961
	2020	-	-	-	-
	2021	-	-	-	-
	2022Q1 - Q3	-	-	-	-
PbS Flotation Conc	2019	47,227	53.62	4.21	3,790
	2020	46,285	55.31	3.35	3,758
	2021	49,074	53.50	3.02	3,532
	2022Q1 - Q3	48,433	51.4	3.57	3,538
Design	-	-	60	1.95	-
ZnS Flotation Conc	2019	5,750	0.78	50.91	292
	2020	6,344	0.81	52.46	307
	2021	6,003	0.84	52.26	284
	2022Q1 - Q3	5,817	0.55	52.78	252
Design	-	-	0.95	45	-

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp.

Table 17.6	Overall metal recovery by year from FY2019 to FY2022 Q3
Fiscal year	Pb (%)	Zn (%)	Ag (%)
2019	95.68	54.12	95.83
2020	95.89	63.24	95.98
2021	96.02	62.40	94.22
2022Q1 - Q3	95.59	59.70	95.08
Average	95.80	59.87	95.28
Design	90	85	90

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp.

Figure 17.2	Overall metal recovery to concentrate from FY2019 to FY2022 Q3

Source: Silvercorp.

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17.2.5	Impact of ore type on concentrate quality and metal recovery (FY2022 Q1 - Q3)

Table 17.7 to Table 17.12 summarize the concentrate production by mine (SGX, TLP, LME, LMW, HZG, and HPG) for FY2022 Q1 - Q3.

Table 17.7	SGX mine – ore processed – actual mass balance (FY2022 Q1 - Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	210,329	-	-	-	-	-	-	-
Dry tonnes	203,459	100	5.96	1.68	325	100	100	100
Lead Con.	20,067	10	59.04	5.87	3,157	97.63	34.52	95.92
Zinc Con.	3,838	2	0.63	53.03	278	0.20	59.68	1.61
Tails	179,555	88	0.15	0.11	9	2.17	5.80	2.47

Source: Silvercorp.

Zinc grade and recovery at SGX are noted as lower than target due to lower zinc content in the ore feed.

Table 17.8	TLP mine – ore processed – actual mass balance (FY2022 Q1 - Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	162,730	-	-	-	-	-	-	-
Dry tonnes	157,504	100	3.07	-	221	100	-	100
Lead Con.	10,527	7	42.23	-	3,066	92.03	-	92.91
Zinc Con.	-	-	-	-	-	-	-	-
Tails	146,977	93	0.26	-	17	7.97	-	7.09

Source: Silvercorp.

Table 17.9	LME mine – ore processed – actual mass balance (FY2022 Q1 - Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	31,494	-	-	-	-	-	-	-
Dry tonnes	30,322	100	1.76	0.31	337	100	100	100
Lead Con.	1,028	3	47.81	4.01	9,477	91.94	43.59	95.49
Zinc Con.	59	0	0.68	48.76	383	0.07	30.14	0.22
Tails	29,235	96	0.15	0.09	15	7.99	26.27	4.29

Source: Silvercorp.

Table 17.10	LMW mine - ore processed – actual mass balance (FY2022 Q1 - Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	56,507	-	-	-	-	-	-	-
Dry tonnes	54,770	100	2.81	-	316	100.00	100.00	100.00
Lead Con.	3,282	6	45.16	-	5,100	96.15	-	96.74
Zinc Con.	-	-	-	-	-	-	-	-
Tails	51,488	94	0.12	-	11	3.85	-	3.26

Source: Silvercorp.

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Table 17.11	HZG mine (includes BCG[1] contribution) - ore processed - actual mass balance (FY2022 Q1 - Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	39,995	-	-	-	-	-	-	-
Dry tonnes	38,765	100	1.63	-	306	100	100	100
Lead Con.	1,219	3	49.08	-	9,407	94.58	-	96.53
Zinc Con.	-	-	-	-	-	-	-	-
Tails	37,546	97	0.09	-	11	5.42	-	3.47

Note: 1BCG is south part of HZG.

Source: Silvercorp.

Table 17.12	HPG mine – ore processed – actual mass balance (FY2022 Q1 – Q3)
Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	48,095	-	-	-	-	-	-	-
Dry tonnes	46,547	100	2.72	1.28	110	100	100	100
Lead Con.	2,959	6	39.18	4.89	1,538	91.73	24.27	88.95
Zinc Con.	743	2	0.43	54.97	120	0.25	68.46	1.74
Tails	42,845	92	0.24	0.10	11	8.02	7.27	9.31

Source: Silvercorp.

Table 17.7 to Table 17.12 indicate that:

•	Lead concentrate grade: only SGX is close to the design concentrate grade of 60 – 65% Pb.
•	Pb recovery reached design of 90% for all mines, and Pb recoveries for SGX and LMW are significantly higher than design.
•	Ag recoveries for SGX, TLP, LME, LMW, and HZG ore exceeded the design value of 90%.
•	Zinc concentrate grade: Zn grades met the target grade of 45% for SGX, LME, and HPG.
•	Zn recovery for SGX and HPG is above the design value of 85%, but below for LME.
•	In all mines, lead concentrates contained more than 33% Pb, which is acceptable within the Chinese domestic smelting market, although higher treatment charges and lower percent payables are experienced for lower values (see terms in Section 19).
17.2.6	Ore supply by plant

Silvercorp has adopted the following strategies to maximize the metal recovery and plant processing throughput:

•	High-grade lead lumps can be hand-sorted at the mine sites (although none were processed in this manner in FY2021 and FY2022) and not processed via flotation circuit. This increases overall lead recovery as the recovery for this fraction of lead in the feed is 100%. This has also helped to reduce the flotation circuit loading and the operating cost in previous years.
•	Plant 1: Upgraded by installing a Knelson concentrator to process gold-bearing ores from HPG, SGX, and LMW. Plant 1 also processes development low grade ores from LME, LMW, HZG, and part of TLP.
•	Plant 2: Processes ores from all mines.
•	Lead concentrates from Plant 1 and Plant 2 are blended to maximize profit.
•	For higher Ag-grade ore from LME, LMW, and HZG, the lead concentrate product grade set-point is set slightly lower to increase the recovery.
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Table 17.13 shows the ore feed by mine for flotation for FY2022 Q1 – Q3. SGX, TLP, and HPG ores are rich in lead; and TLP, LMW, LME, and HZG have little zinc. Lead recovery ranges from 91.73% to 97.63%, with a weighted average of 95.46%. Silver recovery ranges from 88.95% to 96.74%, with an average of 95.05%. Zinc recoveries are 68.46% for HPG, 59.68% for SGX, and 30.14% for LME, with an average of 60.28%.

Table 17.13	Flotation feed: ore grade and recovery (FY2022 Q1 – Q3)
Mines	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	5.96	1.68	325	97.63	59.68	95.92
HZG[1]	1.63	-	306	94.58	-	96.53
HPG	2.72	1.28	110	91.73	68.46	88.95
TLP	3.07	-	221	92.03	-	92.91
LME	1.76	0.31	337	91.94	30.14	95.49
LMW	2.81	-	316	96.15	-	96.74
Average	3.94	0.77	272	95.46	60.28	95.05

Note: 1Includes BCG contribution.

Source: Silvercorp.

Table 17.14 shows the ore feed from each mine processed at flotation Plants 1 and 2 in FY2022 Q1 - Q3.

Table 17.14	Flotation feed: tonnes to plants (FY2022 Q1 – Q3)
Mines	Plant 1 (t)	Plant 2 (t)	Subtotal (t)
SGX	3,346	200,113	203,459
HZG	38,716	49	38,765
HPG	3,481	43,066	46,547
TLP	32,847	124,657	157,504
LME	-	30,322	30,322
LMW	50,785	3,984	54,770
DCG	617	2,662	3,278
Subtotal	129,791	404,853	534,644
Ratio (%)	24%	76%	100%

Source: Silvercorp.

Table 17.14 indicates that, for FY2022 Q1 - Q3:

•	For Plant 2, ore from all mines was used as the feed for flotation, although only a small proportion of ore from LMW and HZG was processed in Plant 2.
•	Ores from LMW and HZG were generally lower grade and were primarily processed in Plant 1, along with about 21% of the ore from TLP.
•	76% of the ore was processed at Plant 2, with an average daily processing rate of about 1,500 tpd versus the design capacity of 2,000 tpd.
•	16% of the ore was processed at Plant 1, with an average daily processing rate of about 480 tpd, versus the design capacity of 600 tpd.
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17.2.7	LOM mill feed schedule

From the LOM mine schedule, a mill feed schedule has been derived (Table 17.15) based on the following assumptions:

•	Plant 1 and Plant 2 will operate until July 2024, at which time Plant 3 will be operational and Plants 1 and 2 will no longer be used.
•	Until Plant 3 is operating, gold-bearing ores from HPG, SGX, and LMW will be fed to Plant 1. When there is not enough gold bearing ore, Plant 1 also will process low-grade ores from LME, LMW, TLP, and HZG.
•	Until Plant 3 is operating, the majority of ore from all mines will be fed to Plant 2.
•	Plant 3 (design capacity 3,000 t/d) will begin trial production in FY2025 Q2 (July 2024), with a planned processing capacity from July to September 2024 of 2,600 t/d, and 75 days of production envisaged in that period.
•	From October 2024 to March 2025, the processing capacity is planned at 3,000 t/d, and production of 150 days is envisaged in that period.
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Table 17.15	LOM mill feed schedule
Mill	MILL1							MILL2									MILL3									Total
Mine	HZG	TLP	LMW	HPG	DCG	Sub-total	Processed daily	SGX	HZG	HPG	TLP	LME	LMW	DCG	Sub-total	Processed daily	SGX	HZG	HPG	TLP	LME	LMW	DCG	Sub-total	Processed daily	ktpa
	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd
FY2022Q4	15.0	21.0	10.8	3.2	2.2	52.2	0.7	49.6	-	6.8	57.7	12.0	-	-	126.1	1.7	-	-	-	-	-	-	-	-	-	178.3
FY2023	50.6	39.6	100.1	10.5	22.5	223.3	0.7	272.6	6.8	55.9	175.1	51.2	-	-	561.6	1.7	-	-	-	-	-	-	-	-	-	784.9
FY2024	57.3	21.0	103.0	21.5	24.0	226.8	0.7	279.4	8.5	50.0	183.9	52.4	-	-	574.2	1.7	-	-	-	-	-	-	-	-	-	801.0
FY2025	15.5	21.5	10.0	4.2	3.6	54.8	0.7	57.8	5.1	8.5	51.0	7.7	-	-	130.05	1.7	221.5	49.0	63.9	147.9	43.9	100.4	20.1	646.7	2.6	831.5
FY2026	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	355.6	70.0	78.0	220.0	63.8	128.0	22.5	937.8	3.0	937.8
FY2027	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	363.6	69.9	77.8	230.7	73.4	127.1	22.7	965.2	3.0	965.2
FY2028	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	380.9	69.8	76.7	210.2	81.0	135.8	21.0	975.5	3.0	975.5
FY2029	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	374.0	69.5	77.3	206.9	79.9	127.8	22.0	957.4	3.0	957.4
FY2030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	377.7	70.0	70.3	207.3	81.6	135.0	17.4	959.2	3.0	959.2
FY2031	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	370.1	70.0	65.9	210.6	74.9	132.3	16.9	940.7	3.0	940.7
FY2032	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	380.7	67.8	62.6	213.8	77.8	133.4	17.9	953.9	3.0	953.9
FY2033	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	376.9	40.0	58.1	210.2	73.4	127.0	-	885.6	2.8	885.6
FY2034	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	377.9	-	-	146.9	77.4	128.9	-	731.1	2.8	731.1
FY2035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	380.2	-	-	-	62.8	130.4	-	573.5	2.8	573.5
FY2036	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	379.4	-	-	-	-	119.2	-	498.6	2.8	498.6
FY2037	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	231.1	-	-	-	-	112.1	-	343.1	2.8	343.1
Totals	138.4	103.1	223.9	39.4	52.3	557.1	0.7	659.4	20.4	121.2	467.7	123.25	-	-	1,392	1.7	4,569.5	575.9	630.6	2,004.4	789.9	1,637.5	160.4	10,368.3	2.9	12,317.4

Source: Silvercorp.

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17.3	Mill Plant 1 (Xiayu)
17.3.1	Process flowsheet

For processing Plant 1, general view photos and the flowsheet are shown in Figure 17.3 and Figure 17.4 respectively.

Figure 17.3	General view photos (Plant 1)

Source: Silvercorp.

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Figure 17.4	Flowsheet (Plant 1)

Note: Zinc circuit not in use.

Source: Silvercorp.

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The flowsheet includes the following major unit operations:

•	Crusher circuit - crusher discharge becomes mill feed.
•	Ball mill.
•	Gravity separation circuit: including Knelson concentrator, shaking table, and cyclone classification in one train.
•	Pb flotation circuit (one train, conventional Pb flotation arrangement, capable of processing 800 tpd).
•	Filtration and product handling circuit.
17.3.2	Process description

The overall process consists of crushing, grinding, gravity separation, flotation of lead concentrate, and concentrate dewatering unit operations:

•	Ore crusher circuit (closed circuit with two-stage crusher-screen: jaw crusher, one cone crusher, vibrating screen, dust collectors, two ore storage bins) (one train: 1 x 800 tpd).
•	Ball mill circuit-spiral classifiers circuit (one train: 1 x 800 tpd).
•	Plant 1 was upgraded from its initial 600 tpd design capability – now 800 tpd.
•	Gravity separation (Knelson concentrator, shaking table, and hydrocyclone).
•	Flotation circuit (PbS flotation circuit: rougher-scavenger-cleaner cells, chemical reagent preparation tanks), (one bank: 1 x 800 tpd).
•	Concentrate thickening-ceramic filtration circuit (lead concentrate filtration - one train).
•	Water make-up system.
•	Tailings storage pond.

The following minor changes have been made to the original Plant 1 design:

•	Addition of one cone crusher to reduce ball mill feed size and thus to increase overall ball mill capacity from 600 to 800 tpd.
•	The original ball mill grinding size target was coarsened from 70% to 60% (-200 mesh), which helps to reduce energy consumption, mill grinding time and filtration time; with only a small recovery loss (see Section 13). In 2014, the system was adjusted with the ball mill grinding size target modified from 60% to 61% - 63% (-200 mesh), which resulted in increased Pb recovery of 0.41% and Ag recovery of 2.16 g/t.
•	Addition of gravity separation circuit: including Knelson concentrator, shaking table, and cyclone classification in one train.
•	Replacement of lime slurry by NaOH / Na2CO3 for pH control in the flotation circuit, with improvements in operability.
•	Chemical consumption is slightly higher than that determined by the lab work.
•	No water treatment plant is required, with untreated recycle water from the tailings storage pond and fresh water from the reservoir being reused in the plant.
17.3.2.1	Crushing

Crushing is operated in a closed circuit consisting of jaw and cone crushers with a vibrating screen. The primary jaw crusher (Model: PEF 500 x 750) has a closed-side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the secondary cone crusher (Model: PYH-2X cone crusher), which has a closed-side setting of 15 mm. Discharge from the secondary crusher is conveyed back to the 15 mm aperture screen. Product undersize discharge from the screen feeds fine-ore bins with live storage capacity of 100 t.

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Dust from the crushing and screening processes is collected under vacuum, captured in a baghouse dust filter, and then transferred to a process tank, with the resulting slurry introduced to flotation.

17.3.2.2	Milling classification (two trains)
•	Crushed ore from the live bins is conveyed to a closed milling circuit consisting of two trains, each with a grate-discharge ball mill (Model: MQCG 2100 x 3600) and a screw classifier (Model: FG-200).
•	The ball charge is made up of Mn-steel balls, with diameters ranging from 60 mm to 120 mm.
•	The target grind size is 61% to 63% passing 200 mesh and the overflow density is maintained at 40% solids w/w when introduced to the conditioning tanks ahead of lead flotation.
17.3.2.3	Gravity separation (one train)
•	In line with metallurgical testing on the gold-bearing and silver-bearing, polymetallic ores carried out by Changchun Gold Research Institute (CCGRI) in 2021, Plant 1 was upgraded by adding a gravity separation circuit.
•	A set of hydrocyclones was added to replace the spiral classifier, reducing the overgrinding of galena and improving the classification efficiency.
•	A Knelson concentrator was added to process the products discharged by the ball mill to recover coarse gold. At the same time, a linear screen was added in front of the Knelson to screen coarse particles ＞ 2 mm.
•	The concentrate from the Knelson concentrator is cleaned with a shaking table. The tailings from the concentrator are classified by a cyclone, with coarse materials returning to the ball mill for further grinding, and fine materials enter the flotation system.

This system can process gold ore independently, improving the gold recovery rate through gravity separation.

17.3.2.4	Flotation (one train)
•	The overflow (O/F) fine fraction from the screw classifier flows to the lead rougher conditioning tank, and then to the lead rougher flotation cells. The lead flotation bank consists of one stage of roughing, two stages of scavenging (both BF-4 type cells), and three stages of cleaning (BF-1.2 type cells), arranged as shown in Figure 17.4.
17.3.2.5	Product concentrating, filtration, and handling
•	The lead concentrate slurry flows to a concrete settling containment structure for settling.
•	The settled slurry, containing approximately 50% to 60% solids w/w, is pumped to a ceramic filter for dewatering. The moisture content of the dewatered lead concentrate is 7% to 10%.
•	The filter cake product is sent to Plant 2 for concentrate blending. Blended concentrate products are then sold and shipped by truck to the clients.

The QP notes that there is also a zinc flotation circuit in Plant 1 but, due to low Zn in the feed ore to Plant 1, that circuit is not currently in operation.

To optimize profitability, high grade lead concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade lead concentrate (40% to 50% Pb) from Plant 1, before shipping the blended concentrate to the clients.

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17.3.2.6	Tailings thickening
•	Tailings are directly pumped through up to four discharge outlets into the Zhuangtou tailings storage pond located at the northern creek between Plant 1 and Plant 2.
•	The plant recirculates the lead concentrate tailings overflow in addition to the tailings dam supernatant water.
•	A crew of two people monitors the tailings storage pond. Reclaimed process water from the tailings pond is recycled for reuse in the milling process. In addition, a crew of two carries out maintenance of the water reclamation circuit and pump stations.
17.3.3	Metallurgical performance (Plant 1)

Table 17.16 lists the mass balance based on design for Plant 1. It is again noted that only the lead flotation circuit is in operation.

Table 17.16	Design mass balance at Plant 1 (daily basis)
Product	Quantity (tpd)	Distribution (%)	Pb (%)	Zn (%)	Pb recovery (%)	Zn recovery (%)
Ore	600	100	3.18	1.73	100	100
Pb Conc	28.62	4.77	60.00	1.95	90.00	5.38
Zn Conc	19.62	3.27	0.95	45.00	0.98	85.00
Tailings	551.76	91.96	0.31	0.18	9.02	9.62

Note: Zinc circuit not in use.

Mass balances covering combined Plant 1 and Plant 2 performance for 2022 Q1 - Q3 have been shown in Table 17.8, Table 17.10, and Table 17.11 for TLP, LMW, and HZG ores respectively for FY2022 Q1 - Q3, and Plant 1 ore grade vs recovery for LMW, HZG, and (part of) TLP over the same period is shown in Table 17.17. The split of ore feed quantities to Plants 1 and 2 for 2022 Q1 - Q3 has been shown in Table 17.14. For assessing Plant 1 performance, the feed quantities indicate that those of LMW and HZG are the most relevant, but with the 21% of TLP ore processed at Plant 1 also being of significance. The processing results show that:

•	Pb / Ag recoveries exceed the design expectation for both LMW and HZG ores.
•	Zinc concentrate is only generated from SGX and HPG ores.
•	For the proportion of TLP ore that was processed at Plant 1, both Pb and Ag recoveries exceed respective design targets.
Table 17.17	Flotation feed: ore grade vs. recovery (FY2022 Q1 - Q3) (Plant 1)
Mines	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	1.37	0.61	109	92.46	86.13	91.29
HZG	1.59	-	305	94.44	-	96.52
HPG	1.98	0.43	97	87.09	70.21	87.82
TLP	3.3	-	249	93.03	-	94.69
LME	-	-	-	-	-	-
LMW	2.82	-	317	96.25	-	96.78
DCG	4.79	-	75	60.53	-	76.27
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17.4	Mill Plant 2 (Zhuangtou)

A general view photo and flowsheet are shown in Figure 17.5 and Figure 17.6, respectively.

Figure 17.5	General view photos (Plant 2)

Source: Silvercorp.

Plant 2 (Zhuangtou) is located 2 km to the west of Plant 1. Plant 2 includes two parallel processing lines. The first line with a design capacity of 1,000 tpd has been operating since December 2009. The second flotation line, also with a design capacity 1,000 tpd, was installed in October 2011.

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Figure 17.6	Flowsheet for Plant 2

Raw Ore
Coarse crushing
Middle crushing
Screening
Fine crushing
Fine bin
Grinding
Spiral Classifer
Ag-Pb Rougher
Ag-Pb Cleaner ¢ñ
Ag-Pb Scavenger ¢ñ
Ag-Pb Cleaner ¢ò
Ag-Pb Scavenger ¢ò
Ag-Pb Cleaner ¢ó
Ag-Pb Scavenger ¢ó
Thickening
Recycling water
Filtering
Ag-Pb Concentrate
Zn Rougher
Zn Cleaner ¢ñ
Zn Scavenger ¢ñ
Zn Cleaner ¢ò
Zn Scavenger ¢ò
Zn Cleaner ¢ó
Zn Scavenger ¢ó
Tailings
Thickening
Recycling water
Filtering
Zn Concentrate

Source: Silvercorp.

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17.4.1	Flowsheet

The flowsheet includes the following major unit operations:

•	Crusher circuit (one train).
•	Ball mill and Pb / Zn differential flotation circuit (two trains).
•	Filtration and product handling circuit (one train).
17.4.2	Process description

The process elements for Plant 2 are very similar to those of Plant 1, except for the larger capacity equipment, and consist of the following:

•	Ore crusher circuit (closed circuit with three-stage crushing-screening: one jaw crusher, two cone crushers, vibration screen, dust collectors, ore storage bins) (one train: 1 x 2,500 tpd).
•	Ball mill circuit: two-stage ball mill, (Model: 2.7 m dia. × 4.0 with 15” hydrocyclone / spiral classifiers, Model: 2FG2.4) (two trains: 2 x 1,000 tpd).
•	Flotation circuit (lead sulphide flotation – zinc sulphide flotation: rougher-scavenger-cleaner cells, chemical reagent preparation tanks) (2 x 1,000 tpd). No copper flotation.
•	Product thickening – ceramic-disc filtration circuit (lead concentrate filtration, zinc concentrate filtration).
•	Water make-up system.
•	Tailings storage pond (monitored by 7 people).

The plant design was based on a design document very similar to Plant 1, with some minor changes.

17.4.2.1	Crushing

Crushing is a closed circuit, consisting of two jaw-cone crushers with a vibrating screen (see Figure 17.6). The primary jaw crusher (Model: PEF 800 x 1000) has a closed-side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the secondary cone (Model: PYHD-3CC), which has a closed-side setting of 15 mm. Discharge of the secondary cone is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the tertiary cone crusher (Model: PYH-3CC), which has a closed-side setting of 15 mm. Discharge from the tertiary crusher is conveyed back to the 15 mm aperture screen. Undersize product discharge from the screen feeds ore bins with a live capacity of 1,000 t.

17.4.2.2	Milling classification

Crushed ore from the live bins is conveyed to a closed milling circuit consisting of two trains, each with a grate-discharge ball mill (Model: MQG 2.7 m dia. x 4.0) and 15” hydrocyclone / spiral classifiers (Model:2FG2.4).

17.4.2.3	Flotation
•	Similar to Plant 1, but with larger cells (BF-16 and BF-4).
•	No copper flotation.
17.4.2.4	Product concentrating, filtration and handling

Similar to Plant 1 with larger size thickener, filter, and handling system.

To optimize profitability, high grade lead concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade lead concentrate (40% to 50% Pb) from Plant 1 before shipping to clients.

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17.4.2.5	Tailings thickening

Tailings from the zinc scavenger flotation circuit are directly pumped into the Shi Wa Gou tailings storage pond located adjacent to Plant 2.

17.4.3	Metallurgical performance (Plant 2)

Originally, Plant 2 was designed to process both Pb / Zn ore as well as Cu / Pb / Zn ore. In practice, however, Plant 2 currently processes Pb / Zn ore only. The design mass balance for Phase I of Plant 2 is shown in Table 17.18. Plant 2 was subsequently upgraded (Phase II) in 2011. The design mass balance for Phase II is the same as that for Phase I.

Table 17.18	Design mass balance for Plant 2 (Pb+Zn ore) (Phase I and Phase II, 2 x 1,000 tpd)
Product	Quantity (t/d)	Product rate (%)	Pb (%)	Zn (%)	Pb recovery (%)	Zn recovery (%)
Ore	1,000	100	4.7	3.6	100	100
Pb Conc	67.2	6.72	65	-	93	-
Zn Conc	58.7	5.87	-	50	-	81.5
Tailings	874	87.4	0.35	0.23	-	-

Mass balances covering combined Plant 1 and Plant 2 performance for 2022 Q1 - Q3 are shown in Table 17.7, Table 17.8, Table 17.9, Table 17.10, and Table 17.12 for SGX, TLP, LME, LMW, and HPG ores respectively, and Plant 2 ore grade vs recovery for SGX, TLP, LME, LMW, HZG, HPG, and DCG ores over the same period is shown in Table 17.19. The split of ore feed quantities to Plants 1 and 2 for 2022 Q1 - Q3 has been shown in Table 17.14. For assessing Plant 2 performance, the feed quantities indicate that those of SGX, TLP, LME, HPG, and DCG are the most relevant, while also recognizing that only a small quantity of DCG ore has been processed to date. The processing results indicate that:

•	Ag recoveries exceed the design expectation (90%) for all ores other than HPG and DCG.
•	Pb recoveries exceed design (90%) for all ores other than DCG.
•	Zn recoveries for SGX, LME, and HPG ores are 64.64%, 30.89%, and 69.87% respectively, lower than the design value (85%).
•	Since Zn grades are very low, no contribution to the zinc concentrate is assumed from TLP, LMW, HZG, and DCG ores.
Table 17.19	Flotation feeds: ore grade vs. recovery (FY2022 Q1 – Q3) (Plant 2)
Mine	Grade			Recoveries
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	6.01	1.7	328	97.64	60.64	95.94
HZG	9.28	-	719	99.36	-	97.48
HPG	2.76	1.35	111	92.1	69.87	89.04
TLP	2.99	-	213	91.72	-	92.43
LME	1.75	0.31	337	91.89	30.89	95.54
LMW	2.52	-	286	94.39	-	96.36
DCG	3.81	-	69	69.2	-	83.76
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17.4.4	Sampling (for Plants 1 and 2)

For metallurgical accounting purposes, a set of five samples is usually taken during every eight-hour shift for a total of 15 samples per 24-hour day. The shift samples include flotation feed from the classifier overflow, lead and zinc concentrates from the third cleaners, and lead and zinc tailings from the last scavengers.

17.5	Mill Plant 3

Mill Plant 3 is under construction. It is planned to replace Mill Plants 1 and 2, with tailings discharged to TMF 3 (Shimengou). A breakdown of planned capital cost for Plant 3 and TMF 3 is provided in Section 21.

Mill Plant 3 is designed by Changchun Gold Design Institute (CGDI) according to the results of their metallurgical testing and operating experience at Ying. The flowsheet of Mill Plant 3 is similar to that of Mill Plant 2, but the equipment is larger, the processing capacity is greater, more advanced technology is employed, and the flowsheet is more flexible. It can handle silver-lead-zinc ore, silver-lead ore, copper-lead ore, and gold ore. It is planned to be put into production in July 2024.

17.5.1	Flowsheet

The Plant 3 flowsheet includes the following major unit operations (Figure 17.7):

•	Crusher circuit (one train)
•	Grinding (SAG and Ball mill)
•	Gravity separation for Au
•	Pb / Zn differential flotation circuit (one train)
•	Concentrate product concentration and filtration
•	Tailings pre concentration
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Figure 17.7	Flowsheet for Plant 3

Source: Silvercorp.

17.5.2	Process description

The general process for Plant 3 is very similar to that of Plants 1 and 2, and consists of the following:

•	For ore crushing, a jaw crusher is used for coarse crushing of raw ore. One circuit with processing capacity of 200 tph and 3,000 tpd.
•	The grinding operation circuit of semi autogenous grinding (SAG) milling, ball milling, and hydrocyclone classification includes one 6.0 m dia. × 3.0 m SAG mill, one 4.5 m dia. × 6.4 m ball mill, one set of 500 mm dia. hydrocyclones. Arranged as one circuit with processing capacity of 3,000 tpd.
•	The gravity concentration operation includes a Knelson concentrator, a vertical mill for regrinding Knelson gold concentrate, and a concentrate shaking table.
•	The flotation circuit mainly includes lead flotation, zinc flotation, and copper / lead separation flotation.
•	The product is dewatered. A thickener is used for concentration, and a ceramic filter is used for filtration (including lead concentrate filtration, zinc concentrate filtration, copper concentrate filtration, gold concentrate filtration).
•	Water recycling system.
•	Tailings pond.
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17.5.3	Designed metallurgical performance (Plant 3)

The metallurgical performance design is based on results of locked-cycle flotation tests of different ore types shown in Table 17.20, Table 17.21, and Table 17.22.

Table 17.20	Mass balance for locked cycle test of Ag-Pb-Zn ore
Product	Product rate (%)	Product (t/d)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Raw ore	100	3,000	4.00	0.85	285	100	100	100
Pb concentrate	7.52	225.6	50.00	3.62	3,525	94.0	32.0	93.0
Zn concentrate	1.02	30.6	0.78	50.00	279	0.2	60.0	1.0
Tails	91.46	2,743.8	0.25	0.07	19	5.8	8.0	6.0
Table 17.21	Mass balance for locked cycle test of Ag-Cu-Pb-Zn ore
Product	Product rate (%)	Product (t/d)	Grade				Recovery
			Pb (%)	Zn (%)	Cu (%)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (%)
Raw ore	100	3,000	1.10	0.30	0.50	350	100	100	100	100
Pb concentrate	2.3	69	43.00	-	1.30	2,280	90.0	-	6.0	15.0
Zn concentrate	2.36	71	2.10	-	18.00	10,969	4.5	-	85.0	74.0
Tails	95.34	2,860	0.06	-	0.05	40	5.5	-	9.0	11.0
Table 17.22	Mass balance for locked cycle test of Au-Ag-Pb-Zn ore
Product	Product rate (%)	Product (t/d)	Grade				Recovery
			Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (%)	Ag (%)
Raw ore	100	3,000	2.50	0.50	1.00	100	100	100	100	100
Knelson Au concentrate	0.0045	0.14	30.00	0.50	8,000	33,333	0.05	-	36.0	1.5
Pb concentrate	6.18	185	36.00	2.02	8.41	1,375	89.0	25.0	52.0	85.0
Zn concentrate	0.7	21	5.36	50.00	2.14	286	1.5	70.0	1.5	2.0
Tails	93.11	2,793	0.25	0.03	0.11	12	9.45	5.0	10.5	11.5
17.6	Process control

An ore crushing control centre in Plant 2 controls and monitors the crushing and screening equipment. Operation control in other sections is done locally:

•	In 2019, a PCL system was installed in the crushing building in Plant 2 to allow automatic control of the entire crushing system and each jaw crusher, cone crusher and screen. This reduced the workload for the workforce, increased the overall operational efficiency, and reduced operating costs.
•	Ore feed to the ball mill is controlled via an electronic scale. Water addition is controlled to a set-point by operators via manual slurry density measurement and manually adjusted water addition.
•	Chemical reagent dosages are controlled via a localized PLC (programmable logic controller) system for each set of equipment. Chemical reagent dosage is adjusted in a narrow range (around the default target or setting value), based on assay feedback (each half hour) to handle process upsets such as ore feed changes.
•	The central monitoring room in the grinding-flotation building allows monitoring of key points in the production flow via TV imaging.
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The current level of process control and automation is basic but adequate, recognizing that the processing circuit is complex and that low-cost operating labour to monitor and control process variables is readily available.

Plant 3 is to be equipped with advanced and reliable industry-standard monitoring and process control instruments and systems. In addition, a central control room is to be established to realize local intelligent control through centrally providing control strategies and algorithms for process control via local operator stations and for central control of electrical equipment for each operation. A video monitoring system will be set up for the whole plant.

The main functions of the central control room are referenced as follows:

•	To realize the interlocking start and stop of electrical equipment in the whole process of crushing, grinding, beneficiation, thickening, dewatering and water supply, fault alarming and shutdown, and safety control.
•	The intelligent control system includes semi-automatic grinding mill local intelligent control and hydrocyclone system intelligent control.
•	The video monitoring system includes equipment operation status monitoring, process operation and production management, personnel position information and security.
17.7	Ancillary facilities
17.7.1	Laboratory

The laboratory is equipped with the usual sample preparation, fire assay, wet chemistry, and basic photometric analytical equipment, as well as sample crushing equipment.

The laboratory also conducts routine analyses of ores and concentrates, as well as water quality and other environmental testing. It also provides a technical service to the processing plant in monitoring plant conditions, solving production problems, and investigating processes to assist with improvement efforts.

The Silvercorp QA/QC check procedures include inserting standards in the sample batches submitted to the laboratory by the geology team on a regular basis and submitting duplicate pulps to an independent external lab on an intermittent basis.

17.7.2	Maintenance workshops

Daily maintenance requirements are serviced through section-specific workshops, each equipped with a crane, welding capability, and basic machine-shop facilities. More extensive maintenance and major overhaul needs are met through use of appropriate contractors.

17.8	Key inputs
17.8.1	Power

Mill power is drawn from the Chinese national grid. It is transformed from 10,000 V to 400 V by a total of twelve 400 KVA transformers (see also Section 18.3).

Plant 1: Total installed power amounts to 3,124 kW (includes standby equipment), including 963 kW for crushing and milling. The average mill power consumption is 32.1 kWh/t per tonne of ore.

Plant 2: Total installed power amounts to 9,260 kW (includes standby equipment) including 3,260 kW for crushing and milling. The average mill power consumption is 38.9 kWh/t per tonne of ore.

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In 2021, the average mill power consumption was 29.4 kWh/t for Plant 1 and 40.95 kWh/t for Plant 2. The average for Plant 1 and 2 (including power for office and living of the mills) was 38.25 kWh/t.

Plant 3: The total installed power amount is planned as 12,391 kW, including 5,411 kW for crushing and grinding. The average power consumption of the plant is projected as 48.06 kWh/t.

17.8.2	Water usage and mass balance for Plant 1 and Plant 2

The water usage includes:

•	Fresh make-up water used for cooling, reagent preparation, and flotation.
•	Recycle water used for ball mill and flotation.
•	Water recycle from the tailings pond decant back to the recycle water tank.
17.8.2.1	Water for Plant 1

The fresh make-up water usage is around 709 m3/d, while the remainder is recycle water - 271 m3/d from thickeners and 2,215 m3/d from the tailings pond. Total water usage is about 3,195 m3/d, with recycled water accounting for about 78%.

17.8.2.2	Water for Plant 2

The fresh make-up water usage is around 1,606 m3/d, while the remainder is recycle water - 7,200 m3/d recycle from the tailings pond and 951 m3/d from thickeners. Total water usage is about 9,757 m3/d, with recycled water accounting for about 84%.

17.8.2.3	Water for Plant 3

The fresh make-up water usage is projected to be around 1,270 m3/d, with the remainder as recycled water at 4,035 m3/d from the tailings pond and 8,216 m3/d from thickeners. Total water usage is calculated as 13,521 m3/d, with recycled water accounting for about 91%. From a water perspective, when Plant 3 is operating, the fact that Plants 1 and 2 will no longer be operating means that there will be adequate fresh water available.

17.8.2.4	Strategy to reduce fresh-water usage

For optimum water usage the following practices have been implemented:

•	Reclaimed water from the tailings storage ponds and overflows from the two concentrators are recycled to minimize fresh water requirements. The raw water cost at 1.67 RMB per m3 is at least 250,000 RMB per annum at the current production rate. Water is piped to the raw water tank from a river source adjacent to the concentrator property, a distance of 2.5 km.
•	The cost of reclaimed water from the tailing storage ponds is 1.1 RMB per m3 and for recycled water in the plant is 0.23 RMB per m3. The in-plant recycled water is mainly for milling and flotation.
•	With the re-use of recycled water from the tailings storage pond, there is minimal lock-up of water in tailings and close to 75% of the water is recycled; however, there is a requirement for fresh water, e.g., for pump seals, cooling, and reagent mixing, and it is this requirement that sets the overall fresh water demand. The reclaimed water from the tailings storage ponds accounts for about 65% of total water usage and in-plant recycled water for about 10%.
•	Upfront water usage is about 3.5 - 4 m3/t ore processed, but allowing for recycled water, net usage is less than 1 m3/t ore processed.
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17.8.3	Reagents

The reagents used in both plants include:

•	Depressant / modifiers: 1-Sodium sulphide, 2-Zinc sulphate, 3-Sodium sulphite, 4-Copper sulphate.
•	Collectors: 1-Di-ethyl dithiocarbamate, 2-Ammonium dibutyl dithiophosphate, 3-Butyl xanthate.
•	Frother: No. 2 oil (added directly).

Reagent preparation and application are described as follows:

•	Reagent storage and mixing is located adjacent to the grinding / flotation plant and comprises a storage area with hoisting equipment to lift bags and drums through into the mixing area.
•	From the mixing area the reagents are pumped up to the dosing station, located above the flotation section, for dosing and gravity feeding to the various addition points.
17.9	Conclusions

Plant 1 is averaging 480 tpd which is less than the current, stated capacity of 700 tpd and is run only in campaigns depending on the ore supply. Plant 2 is operating at 1,500 tpd which is below the current, stated capacity of 1,800 tpd.

Lead and silver recovery targets are being met, however zinc recovery is lower than design, attributed to lower than planned zinc feed grades.

After innovation and modification to both plants over the last few years, Pb and Ag recoveries have increased and are being maintained above plan.

Improvements have been consistently targeted on process system and other facilities both in Plants 1 and 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

The design of Plant 3 has benefited from knowledge and experience gained in the processing of Silvercorp ore types in Plant 1 and Plant 2. The improved design and the increased efficiency of Plant 3’s new equipment combined with the experience of the local operators can be expected to result in improved metallurgical performance.

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18	Project infrastructure
18.1	Tailings Management Facility (TMF)
18.1.1	Overview

There are two current Ying TMFs for which Table 18.1 outlines key parameters. TMF 1 served both Mill Plant 1 and Mill Plant 2 during the period of 2007 – 2012. Since TMF 2 was put into operation in April 2013, the two TMFs serve their respective mill plants:

•	TMF 1 (Zhuangtou tailings pond, built in 2006, designed by Sinosteel Institute of Mining Research Co., Ltd) serves Mill Plant 1.
•	TMF 2 (Shiwagou tailings pond, built in 2011, designed by San-Men-Xia Institute of Gold Mining Engineering Co.) serves Mill Plant 2.

The TMFs were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM.

Table 18.1	Key parameters of current TMFs
	Unit	TMF 1 (Zhuangtou)	TMF 2 (Shiwagou)
Year built		2006	2011
Start operation		Mar-2007	Apr-2013
Total volume	Mm3	3.32	5.91
Working volume	Mm3	2.83	4.05
Service life	yr, design	23	11.9
Remaining life	yr	2	3.6
Production rate[1]	ore, tpd	Plant 1 (600 tpd)	Plant 2 (2,000 tpd)
TMF occupation percentage[2]	tpa, dry	85.10%	68.50%

Notes:

1Rates for production and tailings deposition indicated in this table are as per original design. Average daily production rates in the LOM plan relevant to TMFs 1 and 2 are within the rates indicated above.

2TMF Occupation Percentage = working volume divided by total volume.

A third TMF, Shimengou TMF, is being built in the Shimengou valley, which serves as a branch of the Chongyanggou river, within the territory of Xiayu Township, Luoning County. The Shimengou TMF is located to the north of Mill Plant 2. The starter dam is about 1.7 km from Mill Plant 2 and about 500 m from the (downstream) Chongyanggou river.

The Shimengou TMF is a valley-type TMF and is designed to receive and hold tailings by means of upstream damming and wet discharge. The 52 m height starter dam will be a roller compacted rockfill dam, with crest elevation of 550 m above mean sea level (MSL). The designed accumulation slope of the dam is 1:5, with a final designed elevation of 670 m and a total dam height of 172 m. The TMF is planned to be constructed in two phases, with approximately 10.2 million cubic metres (Mm3) of storage capacity in Phase 1, and approximately 8.9 Mm3 of capacity in Phase 2, for a total storage capacity of 19.1 Mm3. The Company expects that Phase 1 of the TMF by will be completed by mid-2024.

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This report section describes the site, tailings properties, TMF sizing and design, tailings transfer, and water balance – recycle. The TMF designs cover:

•	Starter dam
•	Trench, seepage collection, water decant system
•	Reclaiming and water recycle system
•	Geotechnical, safety and risk assessment, etc.
18.1.2	Tailings properties

Tailings from the two mill-flotation plants are similar in terms of properties. Tailings properties (mainly from zinc rougher flotation circuit) are summarized below:

•	Dry solids: true density 2.94 t/m3, bulk density 1.64 t/m3.
•	Tailings slurry: before deposition – weight percent solids of 21.8% with slurry density of 1.16 t/m3; after deposition in the pond – solids component 49% by weight; S.G. 1.49 t/m3.
•	Tailings particle sizing: 70% <75 µm (200 mesh), average diameter 49 – 50 µm. A detailed particle size distribution (PSD) analysis is summarized in Table 18.2.
•	Clay content is about 15% by weight.

Compaction and ultimate density are normally quite sensitive to moisture content. The optimum moisture can be fairly tightly constrained in the +/-1 – 2% range. Shear tests are conducted to determine the internal strength of the tailings, which is important for the stability analysis.

Geochemical properties of the tailings were assessed by a multi-element analysis (Pb and Zn). No leaching tests have been carried out to determine the potential for metal leaching.

Table 18.2	Tailings PSD[1] and compositions
Size range (mm)	Yield (%)	Composition			Distribution (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
+0.100	14.73	0.20	0.19	21.25	6.85	9.03	11.12
-0.100+0.074	15.18	0.27	0.23	27.28	9.49	11.11	14.71
-0.074+0.037	21.31	0.36	0.27	22.10	17.81	18.73	16.73
-0.037+0.019	21.57	0.62	0.40	31.43	31.10	27.83	24.08
-0.019+0.010	14.90	0.57	0.38	34.77	19.75	18.26	18.40
-0.010	12.31	0.52	0.38	34.21	15.00	15.04	14.96
Total	100.00	0.43	0.31	28.15	100.00	100.00	100.00

Note: 1PSD measured by the Hunan Institute of Metallurgy.

Water chemistry is shown in Table 18.3. All process water is recycled back to the plant (refer to Section 17.8.2).

Table 18.3	Chemical composition for pond recycle water
Element	Pb	Zn	Cu	S2-	Sulphate	COD[1]	Org carbon	pH
Level (mg/L)	0.95	1.94	0.06	0.35	68	38.8	4.03	7.5

Note: 1Chemical oxygen demand (COD).

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18.1.3	Site description

TMF 1 is located adjacent to Plant 1 and TMF 2 is located adjacent to Plant 2. The distance between the two plants is about 3 km, and the distance between the two TMFs is less than 2 km.

•	TMF 1: The TMF starter dam is located within the lower reaches of Donggou valley.
•	TMF 2: The TMF starter dam is located within the lower reaches of Shi-Wa-Gou valley.
•	TMFs 1 and 2 are both about 1.5 km from Zhuangtou Village and about 600 m from the entry of Xiashi Gully.

TMFs 1 and 2 are located on the south edge of the North China Platform, within the Xiaoshan-Lushan arch fault fold cluster area and the Feiwei Earthquake Zone. Historically, the area has been subjected to earthquakes with recorded magnitudes of less than five. Luoning County has been classified as Grade 6 in terms of seismicity, and a basic design seismic acceleration of 0.05 g was indicated as being necessary to be taken into consideration in the design.

The seismic rating is in accordance with the China Seismic Intensity Scale (CSIS), which is similar to the Modified Mercali Intensity (MMI) scale, now used fairly generally and which measures the effect of an earthquake at the surface, as opposed to the Richter magnitude scale, which measures only the energy released at source. In effect, CSIS Grade 6 is similar to VI (Strong) on the MMI scale; the CSIS scale also specifies peak acceleration and peak velocity. The 0.05 g acceleration cited above for design purposes would correlate more with MMI V (Moderate) according to the United States Geological Service (USGS) Earthquakes Hazard Program, which could suggest a 0.10 g acceleration value for design. The QP has previously recommended that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters. The QP understands that Silvercorp is reviewing and assessing seismic data relevant to TMFs 1 and 2 and as part of the design process for TMF 3.

18.1.4	TMF design, construction, operation, and safety studies
18.1.4.1	Design: TMF 1

The following criteria and parameters are based on the design done by the Sinosteel Institute of Mining Research Co. Ltd (report dated March 2006) and updated survey data:

•	Storage capacity calculations for the valley site indicate an estimated total volume of 3.32 Mm3 and available volume of 2.83 Mm3. It is assumed that, at the dry density of 1.49 t/m3, this volume is equivalent to 4.2 Mt of tailings.
•	At a rate of deposition of 183,000 tpa, the calculated design service life was approximately 23 years.
•	In 2007, the dam elevation was 610 m.
•	At the end of 2021, the dam elevation was 648.0 m, reflecting the build-up of tailings from the previous 14 years of production. Due to a lower tonnage of ore than was initially estimated to be processed from Plant 1, the actual remaining life as of the end of 2021 was two years, longer than was previously estimated.
•	After a further two years of service (end of 2023), it is projected that the dam maximum elevation of 650 m will be reached at design production rates. A deposition rate of 1 m per year translates to two additional metres of height. Figure 18.1 and Figure 18.2 show the status of TMF 1 as of 27 July 2022. In the last three years, the dam elevation has risen three metres. Figure 18.3 shows the TMF 1 starter dam.
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Figure 18.1	Zhuangtou TMF 1 (27 July 2022)

Source: Silvercorp, 2022.

Figure 18.2	Zhuangtou TMF 1 tailings discharge (27 July 2022)

Source: Silvercorp, 2022.

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Figure 18.3	Zhuangtou TMF 1 downstream view of starter dam (31 March 2020)

Source: Silvercorp, 2020.

18.1.4.2	Design: TMF 2

The preliminary design for the Shiwagou Tailings Storage Facility (TMF 2) was completed by San-Men-Xia Institute of Gold Mining Engineering Co. (report dated Jan 2011). The final design for Shiwagou Tailings Storage Facility (TMF 2) was completed in 2012.

•	The total volume of TMF 2 is 5.91 Mm3 and the working volume is 4.05 Mm3. It is assumed that at a dry density of 1.49 t/m3, this volume is equivalent to 6.03 Mt of tailings.
•	At a deposition rate of 475,800 tpa, the designed service life is approximately 12 years. The remaining life is projected to be about 3.6 years from the end of 2021.
•	This second storage facility was completed at the end of July 2012 and put into service in April 2013. As of the end of June 2022, the dam elevation was at 664.5 m.
•	At the end of approximately 3.6 years of additional service, it is anticipated that the maximum dam elevation of 690 m will be reached at design production rates.
•	Figure 18.4 and Figure 18.5 show the status of TMF 2 as of 27 July 2022. Figure 18.6 shows the TMF 2 starter dam.
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Figure 18.4	Shiwagou TMF 2 (27 July 2022)

Source: Silvercorp, 2022.

Figure 18.5	Shiwagou TMF 2 upstream views (27 July 2022)

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Source: Silvercorp, 2022.

Figure 18.6	Shiwagou TMF 2 downstream view of starter dam (31 March 2020)

Source: Silvercorp, 2020.

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18.1.4.3	Dam classifications

Table 18.4 shows the Chinese system of dam classification. This system is based on height and volume of the dam. Both TMF 1 and TMF 2 are classified as Grade III facilities.

Table 18.4 Criteria for dam grade definition in Chinese system

Dam grade level	Volume V (x10,000 m3)	Dam height (m)
I	V>10,000 and / or H>100
II	V≥10,000	H≥100
III	1000≤V＜10,000	60≤H＜100
IV	100≤V＜1000	30≤H＜60
V	V＜100	H＜30

The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations (see below). The QP has previously recommended that the dam classification under the Chinese system be reviewed in the context of recent international classifications, e.g., Canadian Dam Association 2013. The QP understands that Silvercorp is reviewing recent international classification norms relative to the current Ying TMF classifications.

18.1.4.4	Starter dam

Each TMF consists of an initial earth retaining dam, behind which the tailings are stored. These tailings are delivered via a pipeline. The tailings are allowed to drain to the desired dry density. The same tailings are used to raise the dam gradually until the allowable height and volume are reached.

Key starter dam design parameters are shown below:

The starter dam (TMF 1 approximately 26 m in height, TMF 2 approximately 36 m) is a homogeneous rock-filled dam. Starter dam embankment slopes are designed at 1:2. Construction lifts are to be 2 m high. The preliminary design required the downstream slope of the tailings to be formed at an overall slope of 1:5.

•	TMF 1: The starter dam crest elevation was at 606 m. The design information indicates that the crest design width was 4 m, and that it had a length of 97.2 m. The TMF is designed to be constructed by the upstream method of construction to a maximum crest elevation of 650 m and the overall height of the TMF facility will be 70 m.
•	TMF 2: The starter dam crest elevation was at 591 m. The design information indicates that the crest design width was 4 m, and that it had a length of 101.7 m. The TMF is designed to be constructed by the upstream method of construction with a height of 99 m, to a maximum crest elevation of 690 m. The overall height of the TMF facility will be 135 m (36+99=135 m).
18.1.4.5	Trench design for surface water

Surface water drainage features have been incorporated into the design of the TMFs. Immediately downstream of the starter dam embankment there is a surface water cut-off trench (cross section area 400 mm x 400 mm). Cut-off trenches (cross section area 1,000 mm x 1,000 mm) have been constructed 2 m above the starter dam embankment to prevent scour of the abutments by rainwater run-off.

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18.1.4.6	Water decant system design

The results of a hydrology study were referenced as part of the design process and the water balance was evaluated.

•	TMF 1: Provision was made in the TMF construction process to remove supernatant water from the TMF via five vertical reinforced concrete decant structures. Water from the decant structures is diverted around the starter embankment via a 2.0 m diameter by 1,093 m long reinforced concrete lined drainage culvert with a 5.71% grade.
•	TMF 2: Provision was made in the TMF construction process to remove supernatant water from the TMF via ten vertical reinforced concrete decant structures. Water from the decant structures is diverted around the starter embankment via a 2.5 m diameter by 1,400 m long reinforced concrete lined drainage culvert with a 5.71% grade. The water discharge flow capacity is about 28 to 29 m3/s, which is greater than that calculated as required (27.23 m3/s) to meet a 1 in 500-year recurrence interval (probable maximum flood criterion).
•	Water balance assessment indicates that each day around 2,215 tonnes of process water are recycled from TMF 1 to Plant 1, and 7,200 tonnes of process water from TMF 2 to Plant 2.
•	The fact that the water diversion does not pass through the starter dam embankment is considered to be a positive feature.
18.1.4.7	Seepage collection design

In both Zhuangtou and Shiwagou TMFs, seepage control is effected by geo-membrane and geo-textile impervious layers together with an intercepting drain and collector system discharging into a downstream water storage dam for pumping to the concentrator.

The TMF design provided for a cut-off drain to be constructed 150 m downstream of the starter dam embankment at an elevation of 610 m. High-strength, nylon injection-moulded 300 mm diameter seepage collector pipes, at a spacing of 15 m and inclined upwards at 1%, have been incorporated into the design of the cut-off drain. The cut-off drain design includes provision for a gravel (15 mm to 50 mm particle size) pack filter encased in a geo-fabric (400 g/m2). The intention of this cut-off drain is to capture seepage from the TMF and to improve stability under dynamic conditions by lowering the phreatic surface.

18.1.4.8	Reclaim pond design

A ‘reclaim pond’ was constructed below each starter dam, formed by the construction of an earth embankment. The stated intention of the water reclaim pond is to intercept all the seepage and discharge water of the tailings reservoir dam during normal operation to realize zero discharge for no-rainfall seasons. All water is recycled back to the mill plant:

•	TMF 1: The reclaim and settling pond size is about 4 x 150 m3 = 600 m3 (four cells in series for water clarification). Two pumps (one spare pump) are used to pump the recycle water back to the plant.
•	TMF 2: The reclaim and settling pond is designed to process recycle water (input about 8,151 m3/day of water / tailings). Two pumps (one spare or standby pump) are used to pump the recycle water back to the plant (about 7,200 m3/day net water recycle with evaporation losses excluded).
18.1.4.9	Geotechnical stability, safety, and risk assessment study

The Henan Luoyang Yuxi Hydrological and Geological Reconnaissance Company prepared a geotechnical report titled ‘Reconnaissance Report upon Geotechnical Engineering’ (4 July 2006). This report was prepared during the construction of the TMF 1 tailings starter embankment, when the foundation had been prepared, and in accordance with recommendations given in the Preliminary Design report.

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Flood calculations have been performed appropriate to the Grade III classification of the TMFs, which requires the flood control measures to meet a 1 in 100-year recurrence interval for design purposes, with a 1 in 500-year probable maximum flood criterion also. Safety and reliability analyses for the TMFs have been carried out in accordance with the Safety Technical Regulations for Tailings Ponds (AQ2006-2005) and under the Grade III requirements. Table 18.5 lists the most recent reports on the safety and stability of the two TMFs.

Table 18.5	Geotechnical assessment reports on the Zhuangtou and Shiwagou TMFs
Report	Author	Date
Evaluation on the stability of the Shiwagou TMF - geotechnical report	West Henan Hydrogeological and Engineering Geological Survey company	30 Jul 2019
Geotechnical report on the Zhuangtou TMF	Henan Nonferrous Engineering Survey Co. Ltd	29 Jun 2020
Assessment report on the safety status of the Zhuangtou TMF	China Gold (Henan) Co., Ltd.	14 Nov 2019
Assessment report on the safety status of the Shiwagou TMF	China Gold (Henan) Co., Ltd.	21 Nov 2019

The QP acknowledges the assessment reports and has previously recommended that Silvercorp also ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters. The QP reiterates that recommendation and understands that Silvercorp is reviewing associated aspects for the current TMFs and for the third TMF that is under construction.

18.1.4.10	Site monitor stations

For each TMF, survey monitoring stations have been established at regular intervals along the embankment crest.

18.1.4.11	Tailings pond operation and management

Site management has indicated that the current two TMFs are staffed by a total of 14 people, including a Safety Manager.

18.1.5	Tailings transfer to the ponds

TMF 1: Tailings (about 3,169 m3/day) and other water streams (combined total about 3,219 m3/day, 134 m3/hr) from Plant 1 are discharged into TMF 1 via 15 PVC pipes under gravity from the crest of the starter dam.

TMF 2: Tailings (about 7,806 m3/day) and other water streams (combined total about 8,156 m3/day, 340 m3/hr: refer to Section 17.8.2) from Plant 2 are discharged into TMF 2 via 25 PVC pipes under gravity from the crest of the starter dam.

18.1.6	Water balance considerations

Water usage and mass balance for Plant 1-TMF 1 and Plant 2-TMF 2 have been discussed in Section 17.8.2. Zero discharge of the process water has been achieved at both TMFs.

18.1.7	General TMF comment

As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the Global Industry Standard on Tailings Management (‘Global Industry Standard’), which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements.

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There are six key topics in the Global Industry Standard:

•	Affected Communities
•	Integrated Knowledge Base
•	Design, Construction, Operation and Monitoring of the Tailings Facility
•	Management and Governance
•	Emergency Response and Long-Term Recovery
•	Public Disclosure and Access to Information

The QP understands that Silvercorp is making some changes to its TMF practices to better align with the Global Industry Standard.

The QP further recommends that:

•	With respect to the anticipated closures for TMF 1 and TMF 2, Silvercorp ensure that detailed pre- and post-closure plans are in place, with timeframes, and that freeboard margins are maintained within design limits up to the time that respective final capacities are reached.
•	A specified program is in place, with timeframes and participating entities identified, for review of TMF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. This recommendation applies equally to both the current TMFs and the under-construction TMF 3.
18.2	Waste rock dump

Waste dumps for the Ying mines are listed in Table 18.6 and locations of the dumps are marked on the surface layout maps of the different mines. Based on mine and development plans, the mines on the Ying Property will move about 3.16 Mm3 of waste rock to the surface dumps during the remaining mine life. The excess capacities of the existing dumps are calculated as 2.63 Mm3.

Silvercorp attaches great importance to environmental protection and waste minimization. At the end of April 2021, the Hongfa Aggregate Plant (Hongfa) was constructed to recycle and crush the waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rock is hauled to the Hongfa plant each day.

Table 18.6	Waste dumps at the Ying project
Mines	No. of waste dumps	Remaining capacity in 2022 (m3)	LOM waste (m3)	Variance[1] (m3)
SGX	2	2,996,180	1,303,311	1,692,870
HZG	1	548,728	224,820	323,908
HPG	1	421,805	146,468	275,337
TLP	3	251,000	684,518	-433,518
LME	2	253,504	331,548	-78,044
LMW	2	1,251,998	431,539	820,459
DCG	1	65,935	33,812	32,122
Total	12	5,789,149	3,156,017	2,633,132

Note: 1Positive value indicates dump has excess capacity.

From Table 18.6 it is seen that the combined waste dump capacity of all mines is enough for the anticipated LOM waste rock.

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At the SGX mine, there are two existing waste dumps in use:

•	Development waste from CM105, PD16, CM102, and XPD will be transported to the Zhaogou waste dump, which has a remaining capacity of approximately 2.81 Mm3.
•	Development waste from CM101, PD700 will be transported to the CM101 Portal waste dump, which has a remaining capacity of approximately 188,234 m3.

At LMW, a new waste dump has been built in the Houyangpo Valley near the New Ramp portal. The remaining capacity of the two LMW dumps is approximately 1.2 Mm3.

At TLP, the waste rock from PD730 can be dumped to the Xigou valley The waste rock from the Xigou valley is transported to the aggregate plant daily by trucks that can carry up to 45 tonnes.

In 2021, 381,790 tonnes of waste rock from the Ying Mining District were transported to the Hongfa plant (TLP 148,858 tonnes, DCG 71,484 tonnes, SGX 54,348 tonnes, LMW 53,303 tonnes, HPG 34,871 tonnes, LME 18,926 tonnes). The Hongfa plant consumed 380,305 tonnes of waste rock and produced 349,108 tonnes of sand and gravel aggregates. The profit from the Hongfa operation, after capital recovery, will be shared between the local government, the local communities, and employees.

Waste may also be opportunistically placed into the shrinkage stope voids, although this is not in the current mine plan.

Waste can also be consumed for local construction works such as hardstand areas, retainer walls, and other miscellaneous infrastructure foundations.

18.3	Power supply

The power supply for the Ying property is from the Chinese National Grid, with various high voltage power lines and distances to the different mine camps and mill plants.

18.3.1	SGX and HZG mines

Three power lines supply electricity to the SGX / HZG camps:

•	The 35 kV and 10 kV power lines are from the nearby Luoning Guxian Hydropower Station, 7.85 km north-west of the SGX mine, where the hydropower is generated by the Guxian Dam and there are two substations, one with 110 kV and another with 35 kV capacity.
•	The SGX 35 kV line is connected to the Luoning Guxian 110 kV substation, while the 10 kV line is connected to the Luoning Guxian 35 kV substation.
•	The third line is a 10 kV line that is connected from the Chongyang 35 kV substation, about 12.1 km north-east of the SGX mine.

At the SGX mine, a fully automated 35 kV transformer station in the immediate vicinity of the mine site was built in 2008. This connects to the 35 kV line from Guxian and provides main electricity for the mine production and for office and residential use. The main transformers in the 35 kV substation have a total capacity of 6,300 kVA.

Two 10 kV lines mainly act as a standby source of power in case of disruption of the 35 kV line. Two 1,500 kW and one 1,200 kW diesel generators are installed at the 35 kV substation and are connected to local mine power grids, acting as a backup power supply in the event of a grid power outage.

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Underground water pumps, primary fans, and shaft hoists are major pieces of equipment that require a guaranteed power supply, so two 10 kV power lines (one for normal operation and another for backup) from different sources are installed to connect to this equipment.

Power from the 35 kV substation is transformed to 10 kV and is delivered to each adit portal by overhead lines that mostly follow the access roads. The overhead lines terminate at transformers outside each adit portal, shaft, or decline. The transmission cables are 105 to 150 mm2 size.

18.3.2	HPG mine

Two high voltage 10 kV lines supply electricity to the HPG mine site. The main power supply line is from the Chongyang 35 kV substation, 11 km north-east of the mine, and a second line connects to the SGX 35 kV substation that is used as a standby line. One 400 kW diesel generator is installed outside of the HPG PD3 tunnel, acting as backup power supply.

The 10 kV line terminates at the transformers outside each adit portal. The office buildings and camp areas for mine operations are connected to the same power line. A 105 mm2 cable is used to connect 10 kV power to an internal shaft hoist chamber in PD3.

18.3.3	TLP / LM mines

Two 10 KV power lines provide electricity for the TLP and LM mines; both are from Chongyang 35 kV substation, 8 km north of the TLP mine.

Similar to the other mines on the Ying Property, the 10 kV line terminates directly at transformers outside of adit portals. The office buildings and camp areas for mine operations are connected to the same power line. 105 to 150 mm2 cables are used to connect 10 kV power to internal shaft hoist chambers of Lines 55, 33, 23, inclined haulageways in PD730 at the TLP mine, and the internal shaft hoist chamber in PD900 at the LM East camp.

18.3.4	No. 1 and No. 2 Mills and office / camp complex

Power for the No. 1 and No. 2 Plants and Silvercorp’s site administration office building and camp complex is drawn from the Chongyang 35 kV substation. The 10 kV power from the substation is transformed to 400 V by several transformers for mill operations, water pumps and for office and camp uses.

The total power consumptions for No. 1 and No. 2 Plants, including associated water pumps, are 2,500 kVA and 6,500 kVA respectively.

18.3.5	Underground lighting

400 V to 230 V and 400 V to 127 V transformers are used to transform high voltage to low voltage power for underground lighting purposes. Mining level lights run on a 36 V system. Step-down transformers are used in many locations, as required.

18.3.6	Power for future Mill Plant 3 and TMF 3

The QP understands that existing main power supply provisions will be able to meet the power requirements of the expansion infrastructure that is currently under development.

18.4	Roads

The central mills and mine administration office and camp complex are located about 3 km north-east of the town of Xiayu, in the south-west of Luoning County. Luoning to Xiayu is connected by a 7 m wide and 48 km long paved road called the Yi-Gu Way. The company has built a 2 km long, 6 m wide concrete road to link the mill / office complex to the Yi-Gu Way.

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In 2020, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped the ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45-tonne trucks. Since the beginning of 2021, ore transport from the SGX / HZG and HPG mines has changed to an alternative ore transport route. This route access to the SGX mine site from the mill-office complex is via a 10 km road that passes through three tunnels (Xizihu - 1,707 m, Xiangjunshan – 1,618 m, Yueliangwan – 1,175 m) in sequence, with three bridges connecting the tunnels. Due to the changes referenced above, cost for ore shipment has increased by $1/t. Figure 18.7 shows an ore truck emerging from the Yueliangwan tunnel.

Figure 18.7	A shipping truck driven through Yueliangwan tunnel

Source: Silvercorp, 2022.

The HPG mine can be accessed by a 12 km paved road, south-west of the main office complex.

The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River.

Gravel roads link to all adits from the mine camps. Drainage ditches with trees are formed along the roads. The roads are regularly repaired and maintained by designated workers. Safety barriers are installed in some steep slope areas and warning signs are posted at steep slopes, sharp turn points, and places with potential traffic risks. The road to the TLP mine was upgraded in 2016.

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A 1,756 m transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG project can also be accessed by a 10.5 km paved road, south-southwest of the mills.

18.5	Transportation

Heavy-duty trucks are used to transport ore, mine supplies, and concentrates.

As indicated above, ore produced at the SGX / HZG and HPG mines is loaded onto 45-tonne trucks, then shipped by road to Silvercorp’s central mills.

At the SGX mine, ore from adits PD700, CM101, PD16, and CM105 is transported by diesel-powered locomotive and railcars to the ore stockpile yard in a 2.7 km long tunnel rail system. The tunnel starts at PD700 at 640 mRL and then extends north-easterly for 1,245 m to CM101. From CM101, the tunnel extends north-westerly for 365 m to PD16, where an ore bin was built to transfer ore from 640 m to 565 m elevation. From PD16, the rail goes north about 810 m to the ore bin, adjacent to a hand-sorting facility that has been used in previous years. Ore from CM102, CM103, YPD01, and YPD02 of the SGX mine and from all adits of the HZG mine is hauled to the ore stockpile yard at the SGX site using 6-tonne tricycle trucks.

To efficiently and safely transport ore from HZG to SGX, Silvercorp has constructed a 1,270 m long tunnel from PD820 that connects the existing tunnel rail system to PD700 at SGX. The tunnel was completed in December 2012, with overhead electrical line installation and narrow-gauge railway construction following. This allows ore mined from all the adits at the HZG mine to be transported to the SGX mine stockpile yard via the tunnel rail system by trolley locomotive.

Ore from the TLP, LME, LMW, and DCG mines is hauled to the central mill using 30- and / or 45-tonne trucks. All ore stockpiled outside of the underground adits is accessible by the trucks.

The final products from the mill plants are lead and zinc concentrates, which are transported by trucks to local smelters located within a 210 km radius.

18.6	Water supply

Domestic water for the SGX mine is sourced from the Guxian Reservoir, while water for the HPG, TLP, LME, LMW, HZG, and DCG mines is sourced from nearby creeks and springs. Water is regularly tested and the QP understands that its quality and quantity meet requirements. Table 18.7 shows example test results for the mines.

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Table 18.7	Example test results of potable water at the mines and mills
Location	PH	Hardness (mg/L)	Dissolved solids (mg/L)	CODMn (mg/L)	NH3-N (mg/L)	Sulphate (mg/L)	Nitrate (mg/L)	Iodide (mg/L)	Sulphide (mg/L)	Pb (mg/L)	Cd (mg/L)	As (mg/L)	Hg (mg/L)	Coliform Count (number/L)
State Standard (GB5749-2006)	6.5-8.5	450	1000	< 0.5	0.5	250	10	<LDL	0.02	0.01	0.005	0.01	0.001	<LDL
LME	8.34	223	303	0.5	0.026	60.8	6.8	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
LMW	8.25	102	180	0.5	0.034	27.8	2.91	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
TLP	8.36	214	340	0.7	0.089	45.4	0.657	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
HPG	7.91	184	268	0.6	0.059	51.3	2.12	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
SGX	8.32	189	251	＜0.5	<LDL	55.1	1.98	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
HZG	8.11	214	340	0.7	0.089	45.4	0.657	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
DCG	8.28	242	320	0.6	<LDL	43.4	7.57	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
Mill 1	8.42	206	324	1.3	0.028	43.4	7.56	<LDL	<LDL	<LDL	<LDL	0.0007	<LDL	<LDL
Mill 2	8.44	234	324	1.5	<LDL	61.4	2.22	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL

Note: LDL = Lower limit of detection.

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Mine production water for drilling and dust suppression is sourced from underground at all the mines.

18.7	Wastewater and sewage treatment

Wastewater is generated from mining activities, mineral processing, and domestic sewage.

At the SGX mine, underground water is pumped to surface via the mine portals and then pumped to Sedimentation Pond 1. At this pond, lime is added to assist flocculation. Further sedimentation occurs in Pond 2. The overflow is then allowed to drain to three settlement tanks before it is discharged into the Guxian Reservoir through a discharge point near CM102 that has been approved by the Yellow River Management Committee.

The Ying TMF tailings water is collected using dams under the TMF embankments. The collected tailings water from the TMFs is piped back to the processing plant for reuse. No tailings water is discharged to the environment.

Sewage from the SGX mining areas is collected and treated by a biological and artificial wetland treatment system. The QP understands that reports indicate that the treated water meets all the criteria of water reuse, with 100% being reused for landscape watering. There is no discharge to the reservoir.

At the HZG, HPG, TLP, LME, LMW, and DCG mines, underground water and domestic sewage are filtered through gravel pits and then discharged to the environment.

At HPG, the underground water is pumped through a 13.2 km, 150 mm diameter pipeline to Plant 2 for reuse. The set-up includes a 300 m3 wastewater pond and installation of two MD155-67x8(p) water pumps.

18.8	Other infrastructure
18.8.1	Mine dewatering

Mine dewatering is described in Section 16.2.9. It is undertaken in accordance with the “Chinese Safety Regulations of Metal and Non-metal Mines”.

18.8.2	Site communications

Mine surface communications are by landline and optical fibre service from CNC and with mobile phone services from China Mobile, China Telecom, and China Unicom. Internal telephones are installed in active mining areas and the dispatch room, and are connected with local communication cable nets. An HYA cable is used for surface and an HUVV cable is used for underground tunnels.

High-speed internet and fibre cables are connected to all the mine sites from Xiayu.

18.8.3	Camp

At each mine and mill site there are dormitory buildings and administration buildings that are equipped with dining rooms and washrooms for Silvercorp’s management, technical personnel, and hourly workers. Colour-coded steel housing structures are built adjacent to each portal as living facilities for the mine contractor workers. These buildings also include dining rooms and washrooms.

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18.8.4	Dams and tunnels

Diversion tunnels and a dam at SGX have been constructed to prevent storm and heavy rainfall from impacting surface infrastructures, and to block waste rock and waste material flow into the Guxian Reservoir. Table 18.8 lists the SGX dam and the diversion tunnels at each mine.

Table 18.8	Dam and diversion tunnels in the Ying district
Mine	Tunnel / dam	Profile (m x m)	Length (m)	Purpose
SGX	PD700-Zhanggou Tunnel	5.0 x 5.0	512	To divert flood to Zhanggou above PD700 (712 m Elevation) in the SGX valley
	PD16-Zhaogou Tunnel	2.2 x 2.4	540	To divert flood water to Zhanggou above PD16 (598 m elevation) in the SGX valley
	CM101-PD16 Tunnel	2.2 x 2.4	330	To divert flood water from above CM101 (650 m Elevation) into PD16-Zhanggou Tunnel (598 m elevation)
	CM105 West Tunnel	2.2 x 2.4	580	To divert flood water from above CM105 (570 m Elevation) to east site of the Guxian Reservoir
	SGX Dam	50 x 12 x 55 (bottom width, top width, height)	90	To prevent waste rock and waste material from washing into the Guxian Reservoir
TLP	PD770-Chongyang River	3.0 x 3.0	750	To divert the Xigou Creek and prevent PD730 from flooding
LM West	924 West Tunnel	3.0 x 3.0	70	To divert the Xigou Creek and prevent PD924 from flooding
HPG	PD3 Tunnel	3.2 x 3.5	80	To divert HPG creek and prevent PD3 from flooding
18.8.5	Surface maintenance workshop

Each mine has a maintenance workshop in which the following auxiliary services are provided:

•	Tire processing, maintenance, and servicing
•	Welding
•	Electrical
•	Hydraulic
•	Tools, parts, and material warehouse

The repair workshop is mainly responsible for maintenance of large-scale production equipment, vehicle repair, processing and repair of component parts, and the processing of emergency parts. All necessary equipment is available. Mechanical maintenance facilities are composed of mining equipment maintenance workshop, equipment and spare parts store, dump oil depot, reserve battery locomotives, and tramcar maintenance workshop and stockpile yard.

In the TLP maintenance workshop, automatic welding equipment has been installed and a new technology used to make steel-lined mill holes for the ore passes discharging ore from stopes to the ore draw points.

In 2021, the Ying operation updated safety equipment and the maintenance process. The mechanical engineer uses a software tool (EB) to record maintenance processes.

The mining contractor generally has its own maintenance workshops adjacent to adit portals. Tricycle trucks, electric locomotive and rail cars, and minor equipment such as jacklegs, secondary fans, development pumps, etc. are serviced in these workshops.

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All maintenance work at the Ying camp is performed on surface and there are no workshops located underground.

18.8.6	Explosives magazines

Each mine has an explosives magazine and detonator storage house with strict security. The magazines are gated and are guarded by two gatekeepers and a dog. Surveillance cameras are installed in the magazine areas. All explosive tubes and detonators are labeled with barcodes, which are scanned before release from the magazine for security audit purposes. The QP has noted that these magazines are well constructed and maintained.

Underground working party magazines are located adjacent to each level’s return air shaft or decline and are limited to one day’s requirement for bulk explosives and three days’ requirement for blasting ancillaries.

At the TPL mine, a new explosives magazine is being constructed and is expected to be completed by the end of 2022. The area of this new storage is over 50 m².

Figure 18.8	TLP explosives magazine under construction

Source: Silvercorp, 2022.

18.8.7	Fuel farm

Diesel fuel is used for mobile mine equipment, some small trucks, and surface vehicles. There are two fuel farms at the SGX mine, with a total capacity of 60 tonnes. The first unit is located 459 m north of PD16 to supply diesel for mobile equipment. The second unit is at the PD700 waste dump, and mainly supplies diesel to the generators.

Fuel storage tanks are also installed in the TLP, LME, LMW, and HPG mines to provide diesel for surface mobile equipment. The DCG mine uses the storage tank at the TLP mine.

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The contractors have their own small fuel tankers near the portals, and provide fuel for underground diesel locomotives, tricycle trucks, and mobile equipment.

There are up to ten 200 L gasoline tanks stored in an underground tunnel about 450 m east of the SGX wharf to supply gasoline for surface personnel-carrying vehicles and motorboats.

Containment for storage of fuel is constructed in the vicinity of the diesel generators and fuel dispensing facilities. The storage facility must be located down-wind from the mine air intake fans and a reasonable distance from buildings, camp, and mine portal (dependent upon local OHS regulations and fire-fighting requirements). The lined containment areas are constructed such that spills are confined and can readily be cleaned up, and so that the need for extensive and costly remediation work can be avoided during site closure.

18.8.8	Mine dry

At each mine site, the dormitory buildings and administration buildings provide showers and washrooms for Silvercorp employees. There are showers and washrooms near each adit portal for contract workers. Provisions for PPE such as gloves, safety glasses, hard hats, safety boots, safety back wearing (hard, protective back vest), a small oxygen tank, and cap lamps / batteries are made by Silvercorp or its contractors.

18.8.9	Administration building

At each mine site, there is an administration building that provides working space for management, supervision, geology, engineering, and other operations support staff. Silvercorp’s local office is located at the central mill site; this building can accommodate over 200 staff. The senior management in charge of Ying District sales, purchasing, accounting, and technical services are located at the local office.

18.8.10	Warehouse and open area storage

There are warehouses at each mine site that are designed for materials and equipment inventory storage. In addition, there are open storage areas that can be used for the same purpose.

18.8.11	Assay laboratory

The assay laboratory is located in a separate building at the north-west side of Plant 1. The laboratory is a two-story structure equipped to perform daily analyses of mine and process samples.

18.8.12	Security / gatehouse

There is a designated security department at each mine site and mill plant that is responsible for daily security tasks. A security gatehouse is located at each mine site access road with personnel on round-the-clock duty. Monitoring cameras are installed at the gatehouses, loading point, ore stockpiles, and warehouses for additional coverage. There are also personnel on duty at all times at each access road. The night shift is responsible for patrol of the key areas. In terms of the ore transportation, there are dedicated personnel in charge of inspection for the transportation process. The central monitoring room located at the local office is manned round-the-clock.

18.8.13	Compressed air

Compressed air is primarily used for drilling blastholes. Jacklegs are used in all stopes and conventional development faces. There are some minor uses for shotcreting and hole cleaning.

Compressor plants are located adjacent to every portal. These compressors are of a two-stage electric piston configuration. Compressed air is reticulated via steel pipes of varying sizes, depending

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on demand, to all levels and to the emergency refuge stations. Air lines are progressively sized from 4 inch to 1 inch at the stopes and development headings.

18.8.14	Underground harmful gas monitoring system

Underground Harmful Gas Monitoring and Personal Location Systems are employed in the SGX, TLP, HPG, LME, LMW, HZG, and DCG mines. This system, which covers all the underground areas in the Ying Mining District, meets the requirements of the Chinese Coal Mine Safety Regulation (Version 2006 system).

The system is used to monitor the underground ventilation network. Data such as air velocity and CO concentration can be collected, processed, and reported instantly. When any item is above the threshold limit value (TLV), the mine control room is notified immediately. The sub-system of safety monitoring, which has a routine inspection cycle of less than 30 seconds, can exchange data with the Automation Integrated Software Platform instantly.

Underground monitoring substations have two-way communication with transmission interfaces. They have a simulation data collector for air speed, air pressure, carbon monoxide, and temperature, and can collect information on power status, ventilator switch, air door switch, and smoke. The system is supported by a computer in the central office.

18.8.15	Underground personal location system

The underground personal location system can indicate the exact time that each miner enters or exits underground. The system can provide the total number of miners going underground, with detail of names and working durations, and can print out daily and monthly timesheets. It can instantly report the number of workers working underground and their location. All mines also use the tag board system to monitor personnel entering and exiting a portal. After some updates and additions, the network has been extended.

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19	Market studies and contracts
19.1	Mining contracts

Contracts for underground mining operations are in place with several contracting firms, including Henan Sanyi Mine Construction Engineering Co. Ltd and Luoyang Xinsheng Mining Engineering Co. Ltd.

19.2	Concentrate marketing

The QP understands that the lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated as detailed in Section 19.3.

With respect to copper, when lead concentrate contains 2% or more copper, copper is payable at 30% of copper price.

19.3	Smelter contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, JiyuanWanyang Smelting (Group) Co. Ltd, JiyuanJinli Smelting (Group) Co., Lingbao Xinling Smelting Co. Ltd, and Minshan Huaneng Kaoge Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month; they may vary between smelters. Table 19.1 shows terms most commonly applied.

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Table 19.1	Key elements of smelter contracts
	Pb Concentrate						Zn Concentrate
	% Pb	Deduction (RMB/t Pb)	Ag (g/t)	Ag Payable (%)	Au (g/t)	Au Payable (%)	% Zn	Deduction (RMB/t if Zn price <RMB15,000/t)	Deduction (RMB/t if Zn price >RMB15,000/t)	Ag (g/t)	Ag Payable (RMB/g)
Minimum quality	35	-	500	-	1	-	35	-	-	200	-
Payment scales or deduction scales	>50	550	>=3,000	91	>=1	80	>=45	4,000	4,000 + (price - 15,000)* 20%	>400	0.8
	45-50	650	2,500-3,000	90.5	>=2	81	40-45	4,100 + 50 per % lower than 45%	4,100 + (price - 15,000)* 20% + 50 per % lower than 45%	300-400	0.7
	40-45	750	2,000-2,500	90	>=3	82	35-40	4,350 + 100 per % lower than 40%	4,350 + (price - 15,000)* 20% + 100 per % lower than 40%	200-300	0.6
	35-40	1,000	1,500-2,000	89.5	>=5	83	-	-	-	-	-
	30-35	1,500	1,000-1,500	89	>=7	84	-	-	-	-	-

Note: *13% VAT is included in the deduction and payable amount.

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With respect to lead and zinc terms, the above deductibles calculate out to approximately 90 - 96% payable for the lead concentrate and approximately 70 - 74% for zinc, at long-term prices. These are in alignment with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

19.4	Commodity prices

The following metal prices for COG and AgEq calculations were used in the Mineral Resource and Mineral Reserve estimation: Au $1,450/oz, Ag $18.60/oz, Pb $0.95/lb, Zn $1.10/lb.

In establishing the COG metal prices to be used, the QP has referenced World Bank long-term forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of March 2022. The exchange rate of 6.50 RMB to US$1 is as per Silvercorp and has been accepted as reasonable by the QP. The exchange rate was also referenced against historical information in the public domain.

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20	Environmental studies, permitting and social or community impact
20.1	Introduction

Silvercorp has all the required permits for its operations on the Ying Property. The exploration and mining permits are described in Section 4.1 of this report.

The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Seven safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, HZG mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine (west and east section), LMW mine, LME mine, and DCG mine. Five environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, DCG mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, and DCG project areas. The surrounding land near the mines is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, and cows etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers.

20.2	Laws and regulations

Silvercorp’s activities in the Property and associated infrastructure operate under the following Chinese laws, regulations, and guidelines:

20.2.1	Laws
•	Law of Environmental Protection PRC (1989)
•	Law of Minerals Resources of PRC (1996)
•	Production Safety Law of the PRC (2002)
•	Law of Occupational Disease Prevention (2001-Amended 2011)
•	Environmental Impact Assessment (EIA) Law (2002)
•	Law on Prevention & Control of Atmospheric Pollution (2000)
•	Law on Prevention & Control of Noise Pollution (1996)
•	Law on Prevention & Control of Water Pollution (1996, amended 2008)
•	Law on Prevention & Control Environmental Pollution by Solid Waste (2002)
•	Forestry Law (1998)
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•	Water Law (1988)
•	Water & Soil Conservancy Law (1991)
•	Land Administration Law (1999)
•	Protection of Wildlife Law (1989)
•	Energy Conservation Law (1998)
•	Management Regulations for the Prevention & Cure of Tailings Pollution (1992)
•	Management Regulations for Dangerous Chemical Materials (1987)
20.2.2	Regulations and guidelines
•	Environment Protection Design Regulations of Construction Project (No.002) by Environment Protection Committee of State Council of PRC (1987)
•	Regulations on the Administration of Construction Project Environmental Protection (1998)
•	Regulations for Environmental Monitoring (1983)
•	Regulations on Nature Reserves (1994)
•	Regulations on Administration of Chemicals Subject to Supervision & Control (1995)
•	Regulations on Management of Chemicals Subject to Supervision & Control (1995)
•	Environment Protection Design Regulations of Metallurgical Industry (YB9066-55)
•	Comprehensive Emission Standard of Wastewater (GB8978-1996)
•	Environmental Quality Standard for Surface Water (GB3838-1988)
•	Environmental Quality Standard for Groundwater (GB/T14848-1993)
•	Ambient Air Quality Standard (GB3095-1996)
•	Comprehensive Emission Standard of Atmospheric Pollutants (GB16297-1996)
•	Environmental Quality Standard for Soils (GB15618-1995)
•	Standard of Boundary Noise of Industrial Enterprise (GB12348-90)
•	Emissions Standard for Pollution from Heavy Industry; Non-Ferrous Metals (GB4913-1985)
•	Control Standard on Cyanide for Waste Slugs (GB12502-1990)
•	Standard for Pollution Control on Hazardous Waste Storage (GB18597-2001)
•	Identification Standard for Hazardous Wastes-Identification for Extraction Procedure-Toxicity (GB5085.3-1996)
•	Standard of Landfill and Pollution Control of Hazardous Waste (GB 18598-2001)
•	Standards of Pollution Control for General Industrial Solid Waste Storage and Landfill (GB18599-2020) effective as of 1 July 2021
•	Environmental Quality Standard for Noise (GB3096-2008)
•	Emission Standard for Industrial Enterprises Noise at Boundary (GB12348-2008)
•	Evaluating Indicator System for Lead and Zinc Industry Cleaner Production (Trial) (2007)
•	The TMF Safety Regulations (GB39496-2020) have been updated, effective as of 1 September 2021
•	Administrative Measures for the Prevention and Control of Environmental Pollution from the TMF (Decree No. 26 of the Ministry of Ecological Environment), effective as of 1 July 2022
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20.3	Waste and tailings disposal management

The main waste byproducts are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced.

Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals. The waste rock is mainly comprised of quartz, chlorite and sericite, kaolin, and clay minerals and is non-acid generating.

The protocol for waste stockpiles is as follows: When a waste stockpile becomes full (or at the time of site closure), it is covered with soil and re-vegetated. For stabilization, retaining wall structures are built downstream of the waste rock site. Also, a diversion channel is constructed upstream to prevent high water flows into the stockpile and the slope surface from washing out. Some waste rock stockpiles - at the SGX mine, HPG mine, HZG mine, and LMW mine - have already been covered with soil and re-vegetated.

In April 2021, the Luoyang Hongfa Building Materials Aggregate Co., Ltd., a wholly owned subsidiary of Silvercorp with a design production capacity of one million tonnes per year, was put into operation. It consumed 380,305 tonnes waste rock and produced 349,108 tonnes of sand and gravel aggregates in FY2021. The profit, after capital recovery, will be shared between the local government, the local communities, and employees.

Process tailings are discharged into purpose-built tailings management facilities (TMF 1 and TMF 2) - that have an effective design (working volume) capacity of 2.83 Mm3 and 4.05 Mm3 respectively (refer also to Section 18.1). The TMFs have decant and under-drainage systems that provide for flood protection and for the collection of return water. Daily inspections are undertaken of the tailings pipelines, TMF embankment, and the seepage / return water collection system. The TMF under-drainage and return water collection system comprises a tunnel discharging directly into an unlined collection pond / pumping station, which is situated just downstream of the TMF embankment. According to the current rehabilitation plan, after the completion of the TMFs, the facility will be covered with soil and re-vegetated. The SGX Environmental Impact Assessment (EIA) Report states that the tailings do not contain sulphide and have no material potential for acid generation.

20.4	Site monitoring
20.4.1	Monitoring plan

Comprehensive monitoring plans were developed during the EIA stage, including monitoring plans for the construction period. The Ying operation has an environmental protection department consisting of seven full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property.

The monitoring plans include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. For water environment monitoring, an intensive program has been developed and implemented, including once-a-month testing of surface water by the Luoyang Liming Testing Company, and twice-a-year testing of the underground water near the TMFs by the Luoyang Liming Testing Company. Mine water discharge and surface water are tested monthly by the Yellow River Basin Environmental Monitoring Centre, an inter-provincial government organization. Water monitoring plans are summarized in Table 20.1.

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Table 20.1	Water environmental monitoring plans for Ying mining area
Items	Monitoring points (section)	Monitoring parameters	Frequency	Monitored by
Mining water	Discharge point after sedimentation tank	Temperature, pH, SS, CODcr, NH3-N, total P, total N, SO4, Ag, Cu, Zn, Pb, Cd, Hg, phenol, and TPH	Once / month	Yellow River Basin Monitoring Centre
Surface water	Sections at Shagou to Guxian Reservoir Sections at Haopinggou to Guxian Reservoir
Surface water	Shagou, Yuelianggou, Haopinggou	SS, COD, NH3-N, Pb, Cd, TPH	Once / month	Luoyang Liming Testing Company
Underground water	A well upstream of the TMFs Wells downstream the TMFs	Ag, Pb, Zn, Cd	Twice / year

The QP notes that monitoring data from 2016 to 2022 indicate that the surface water results are in compliance with Class II and III limits of Surface Water Environmental Quality Standards (GB3838-2002), sanitary and process plant wastewater results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB8978-1996), and mining water results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB8978-1996). These standards match the requirements in the EIA approvals. In addition, the QP notes that the project-stage completion inspection results were all compliant for wastewater discharge, air emission, noise, and solid waste disposal.

There have been a few exceptional cases in which Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

20.4.2	Water management

The water supply for the SGX and HPG mines is sourced mainly from the Guxian Reservoir and mountain spring water. Water supply for the HZG, TLP, LME, LMW, and DCG mines is mainly from mountain spring water near the mines.

Maintaining water quality for Guxian Reservoir, while operating the SGX / HZG and HPG projects, is a key requirement in the project environmental approvals. Silvercorp has created an SGX and HPG surface water discharge management plan. This comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system for the segregation and diversion of clean stormwater and for flood protection.

Prior to completion of the stormwater drainage bypass system, drainage construction in the project water catchment area was completed. Overflow water from the mill process (which is segregated by the thickener), and water generated from the tailings by the pressure filter, are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards (GB3838-2002) and Integrated Wastewater Discharge Standard (GB8978-1996) to meet the Class III requirements of surface water quality and Class I wastewater quality before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County.

Monthly monitoring results from the Luoyang Liming Testing Company and Yellow River Basin Environmental Monitoring Centre indicate that quality of water discharged to the surface water body is compliant with standards. Selected data are shown in Table 20.2 and Table 20.3 and show the general level of test results.

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Table 20.2	January 2021 to December 2021 monitoring results, surface water, Yellow River Basin Environmental Monitoring Centre
Sample location	Sampling date	SS	COD	NH3-N	Ag	Cu	Zn	Pb	Cd	TPH	Phenol
Entrance to Guxian Reservoir from SGX	2021-01-28	25	10	0.287	<DL	<DL	0.0030	0.0007	0.0002	<DL	<DL
	2021-02-23	13	9	0.412	0.0001	0.0015	<DL	0.0011	0.0001	<DL	<DL
	2021-03-25	32	9	0.525	<DL	<DL	0.0017	0.0003	0.0001	<DL	<DL
	2021-04-28	26	10	0.342	<DL	0.0023	0.0063	0.0029	0.0008	<DL	<DL
	2021-05-26	19	7	0.361	<DL	0.0025	0.0014	0.0005	0.0001	<DL	<DL
	2021-06-22	25	8	0.356	<DL	0.0007	<DL	0.0003	0.0001	<DL	<DL
	2021-07-29	26	8	0.274	<DL	0.0021	<DL	0.0009	<DL	<DL	<DL
	2021-09-02	17	10	0.270	<DL	0.0030	0.0059	0.0004	0.0001	<DL	<DL
	2021-10-19	21	9	0.223	0.0008	0.0030	<DL	0.0015	0.0001	<DL	<DL
	2021-11-11	24	7	0.141	<DL	0.0087	0.0046	0.0021	0.0001	<DL	<DL
	2021-12-07	8	8	0.182	<DL	0.0033	<DL	0.0011	0.0001	<DL	<DL
Entrance to Guxian reservoir from HPG	2021-01-28	25	12	0.284	<DL	0.0025	<DL	<DL	0.0001	<DL	<DL
	2021-02-23	13	9	0.314	<DL	0.0018	0.0011	0.0016	0.0002	<DL	<DL
	2021-03-25	36	9	0.367	<DL	<DL	0.0011	0.0002	0.0001	<DL	<DL
	2021-04-28	24	11	0.317	<DL	0.0019	0.0038	0.0011	0.0001	<DL	<DL
	2021-05-26	10	7	0.292	<DL	<DL	0.0022	0.0012	0.0001	<DL	<DL
	2021-06-22	20	8	0.490	<DL	0.0014	<DL	0.0011	0.0001	<DL	<DL
	2021-07-29	13	9	0.274	<DL	0.0017	<DL	0.0022	<DL	<DL	<DL
	2021-09-02	19	10	0.252	<DL	0.0037	0.0084	0.0006	0.0001	<DL	<DL
	2021-10-19	13	9	0.222	0.0005	0.0026	<DL	0.0007	0.0001	<DL	<DL
	2021-11-11	18	8	0.173	<DL	0.0013	<DL	0.0007	0.0001	<DL	<DL
	2021-12-07	11	8	0.058	0.0004	0.0035	<DL	0.0016	0.0001	<DL	<DL
Discharge point after sedimentation treatment at SGX	2021-01-28	42	13	0.380	<DL	0.0008	0.0047	0.0342	0.0001	0.2	<DL
	2021-02-23	36	11	0.416	0.0001	0.0016	0.0106	0.0214	0.0002	0.26	<DL
	2021-03-25	41	10	0.349	<DL	<DL	0.0034	0.0132	0.0001	0.18	<DL
	2021-04-28	23	11	0.319	0.0006	0.0029	0.0050	0.0174	0.0001	0.15	<DL
	2021-05-26	22	8	0.272	<DL	0.0013	0.0060	0.0380	0.0001	0.32	<DL
	2021-06-22	42	9	0.336	<DL	0.0007	<DL	0.0025	0.0001	0.17	<DL
	2021-07-29	8	9	0.346	<DL	0.0026	<DL	0.0046	0.0001	0.15	<DL
	2021-09-02	No water
	2021-10-19	21	8	0.134	0.0006	0.0004	0.0077	0.0243	0.0005	<DL	<DL
	2021-11-11	32	7	0.108	<DL	<DL	0.0013	0.0052	0.0002	<DL	<DL
	2021-12-07	32	7	0.132	<DL	0.0013	0.0036	0.0250	0.0002	<DL	<DL
Upstream of Guxian reservoir	2021-01-28	-	-	0.266	<DL	<DL	<DL	<DL	0.0001	-	-
	2021-02-23	-	-	0.377	<DL	0.0019	<DL	0.0002	0.0001	-	-
	2021-03-25	-	-	0.364	<DL	<DL	0.0020	<DL	0.0001	-	-
	2021-04-28	-	-	0.340	<DL	0.0026	0.0049	0.0022	0.0001	-	-
	2021-05-26	-	-	0.289	<DL	0.0020	<DL	0.0005	0.0001	-	-
	2021-06-22	-	-	0.226	<DL	0.0004	<DL	0.0002	0.0001	-	-
	2021-07-29	-	-	0.280	<DL	0.0009	<DL	0.0006	<DL	-	-
	2021-09-02	-	-	0.262	<DL	0.0040	0.0079	0.0004	0.0001	-	-
	2021-10-19	-	-	0.231	0.0005	0.0027	<DL	0.0006	0.0001	-	-
	2021-11-11	-	-	0.111	<DL	0.0011	<DL	0.0002	0.0001	-	-
	2021-12-07	-	-	0.121	<DL	0.0034	<DL	0.0009	0.0001	-	-
GB3838 Limit		70	15	0.500	0.1000	1.0000	1.0000	0.0110	0.0050	0.05	0.002
Note: Units – mg/L.

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Table 20.3	January 2021 to December 2021 monitoring results, surface water, Luoyang Liming Testing Company
Mine	Sample date	SS	COD	NH3-N	Pb	Cd	TPH
SGX	2021-01-18	8	10	0.034	<DL	<DL	<DL
	2021-05-08	22	9	0.061	<DL	<DL	<DL
	2021-08-07	20	10	0.041	<DL	<DL	<DL
	2021-11-18	8	12	0.066	<DL	<DL	<DL
Yuelianggou	20211-1-18	10	11	0.034	<DL	<DL	<DL
	2021-05-08	15	18	0.039	<DL	<DL	<DL
	2021-08-07	10	12	0.035	<DL	<DL	<DL
	2021-11-18	11	10	0.041	<DL	<DL	<DL
HPG	20211-1-18	6	10	0.332	<DL	<DL	<DL
	2021-05-08	24	17	0.058	<DL	<DL	<DL
	2021-08-07	12	15	0.202	<DL	<DL	<DL
	2021-11-18	13	12	0.047	<DL	<DL	<DL

Note: Units – mg/L.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in the mining activities, and none is generated from the upper sections.

20.4.3	Groundwater

Groundwater guidelines are contained in the Groundwater Environmental Quality Standards (GB/T14848-93). There is a groundwater monitoring program for the processing plant area, but not for the mining areas - it is recognized that there is no requirement under the Chinese environmental approval for such monitoring. Groundwater (the main drinking water sources) monitoring results of tested parameters, including pH, Pb, Hg, Zn, Cd, Cu, As, cyanide, and sulphate, conducted by the Luoyang Liming Testing Centre in May and November 2021 at different areas, indicated that groundwater quality is in compliance with Class III of GBT14848-2017. The results are summarized in Table 20.4 below.

Table 20.4	Results summary of groundwater tests, 2021
Date	Location	Pb	Zn	Cd	Ag
8 - 17 May 2021	Class III Limit	0.01	1	0.005	0.05
	A well upstream of TMFs	<DL	<DL	<DL	<DL
	Well #1 downstream Zhuangtou TMF	<DL	<DL	<DL	<DL
	Well #2 downstream Zhuangtou TMF	<DL	<DL	<DL	<DL
	Well #1 downstream Shiwagou TMF	<DL	<DL	<DL	<DL
	Well #2 downstream Shiwagou TMF	<DL	<DL	<DL	<DL
18 - 19 November 2021	A well upstream of TMF	<DL	<DL	<DL	<DL
	Well #2 downstream Zhuangtou TMF	<DL	<DL	<DL	<DL
	Well #1 downstream Shiwagou TMF	<DL	<DL	<DL	<DL
	Well #2 downstream Shiwagou TMF	<DL	<DL	<DL	<DL
	Detection limit (DL)	0.0025	0.004	0.005	0.02

Note: Units – mg/L.

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20.4.4	Wastewater

There are three sources of wastewater: mining activities, mineral processing, and domestic sewage. Mine water is pumped to surface via the mine portals, and then pumped to Sedimentation Pond 1 via a lime dosing system to assist in flocculation. The settled water is then drained to Sedimentation Pond 2, where the overflow is allowed to drain to another system of three settlement tanks, before being discharged to Guxian Reservoir through a discharge point, approved by the Yellow River Management Committee, at an elevation of 549.5 m above sea level. Sewage from mining areas is collected and treated by a biological and artificial wetland treatment system. The treated water meets the criteria for water reuse and is applied 100% to landscape watering with no discharge to the public water body. Table 20.5 shows representative mine water monitoring results.

Table 20.5	Mine water monitoring results
Sampling location	pH	Cd (mg/L)	Pb (mg/L)	Zn (mg/L)	Cu (mg/L)
Industrial wastewater reuse standard (GB / T19923-2005)	6.5-7.5	10	60	20	20
Discharge point after sedimentation treatment	8.4	<DL	0.0067	0.002	0.0061
Entrance to Guxian Reservoir	8.1	<DL	0.007	0.001	0.0017

According to the EIA approval, water quality protection for the Guxian Reservoir and the SGX project area is subject to Chinese National Standard Environmental Quality Standard for Surface Water (GB3838-1988 – Class II) and the mine discharge water quality is to meet Class I of the Integrated Wastewater Discharge Standard (i.e., at the point of discharge). Quality monitoring of the mine waters and the surrounding receiving surface waters is carried out under contract by the Luoning County Environmental Protection Bureau and the Yellow River Basin Environmental Monitoring Centre, in line with specifications in the site environmental monitoring plan. The monthly monitoring results have so far indicated that quality of water discharged to surface water bodies is compliant with both standards.

The Ying TMFs under-drainage and return water collection system comprises a tunnel discharging directly into a collection pond / pumping station just downstream of the TMF embankment. This TMF decant and under-drainage system provides a mechanism for the direct discharge of tailings and / or contaminated tailings water from the TMF. This existing collection pond is designed to overflow into a second containment / seepage dam. There are two further containment dams downstream, with a fourth dam, approximately 1 km downstream, also acting as another pumping station and emergency containment system. The collected tailings water from the TMF in these dams, is pumped back through a long pipe to the processing plant for reuse. No tailings water is discharged to the public water body.

20.5	Permitting requirements

The following permits and approvals have been obtained by Silvercorp for the Ying operation.

20.5.1	Environmental impact assessment reports and approvals
•	Environmental Impact Assessment Report of SGX Mine Project, by Luoyang Environmental Protection & Design Institute, January 2006.
•	Approval of Environmental Impact Assessment Report of SGX Mine Project, by Henan Environmental Protection Bureau, February 2006.
•	SGX Mine Project Trial Production Completion Acceptance Inspection Approval, by Henan Environmental Protection Bureau, January 2009.
•	Environmental Impact Assessment Report of HPG Mine, by Luoyang Environmental Protection & Design Institute, November 2002.
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•	Approval of Environmental Impact Assessment Report of HPG Mine, by Henan Environmental Protection Bureau, January 2003.
•	Approval of Environmental Impact Assessment Report of TLP Mine, by Henan Environmental Protection Bureau, November 1998.
•	Approval of Environmental Impact Assessment of LM Mine Expansion, by Henan Environmental Protection Bureau, May 2010.
•	Environmental Impact Assessment Report of 2000 t/d processing plant and tailings storage facility, by Luoyang Environmental Protection & Design Institute, May 2009.
•	Approval of Environmental Impact Assessment Report for 2000 t/d Processing Plant and Tailings Storage Facility, by Henan Environmental Protection Bureau, July 2009.
•	Approval of Environmental Impact Assessment Report of TLP / LM Mines, by Henan Environmental Protection Bureau, March 2016.
•	Approval of Environmental Impact Assessment Report of HPG Mine, by Henan Environmental Protection Bureau, February 2016.
•	Approval of Environmental Impact Assessment Report of DCG Mine, by Henan Environmental Protection Bureau, July 2016.
•	Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, December 2013.
•	Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, January 2015.
•	Environment Emergency Management Plan of Henan Found Mining Ltd, filed in Luoyang Environmental Protection Bureau, April 2012.
•	Environment Emergency Management Plan for Henan Found TLP mine and Shiwagou Tailing Dam, filed in Luoyang Environmental Protection Bureau, January 2014.
•	Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2012.
•	Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2014.
•	Geological Environment Protection and Reclamation Treatment for HPG Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2014.
•	Geological Environment Protection and Reclamation Treatment for TLP Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2012.
•	Geological Environment Protection and Reclamation Treatment for TLP / LM Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, December 2014.
•	Geological Environment Protection and Reclamation Treatment for Dongcaogou Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, January 2014.
20.5.2	Project safety pre-assessments reports and safety production permits
•	Yuelianggou (SGX Mine) Project Safety Pre-Assessment Report & Registration, by Henan Tiantai Mining Safety Engineering Company, December 2008.
•	HPG Mine Safety Pre-Assessment Report & Registration, by Henan Minerals Test Centre, April 2010.
•	TLP Mine Safety Pre-Assessment Report & Registration, by Henan Tiantai Mining Safety Engineering Company, December 2008.
•	LM Mine Safety Pre-Assessment Report & Registration, by Henan Minerals Test Centre, January 2011.
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•	Safety Production Permit (XCGL001Y) for Henan Found Mining Ltd, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.
•	Safety Production Permit (XCDX006Y) for SGX Mine by Henan Emergency Management Bureau, valid from 25 April 2021 to 24 April 2024.
•	Safety Production Permit (XCJC388Y) for HPG Mine by Henan Emergency Management Bureau, valid from 20 September 2021 to 19 September 2024.
•	Safety Production Permit (XCDX004Y) for TLP / LM Mines West by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.
•	Safety Production Permit (XCDX001) for TLP / LM Mines East by Henan Emergency Management Bureau, valid from 22 February 2022 to 21 February 2025.
•	Safety Production Permit (XCDX002Y) for LME, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.
•	Safety Production Permit (XCDX003Y) for LMW, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.
•	Safety Production Permit (XCDX007Y) for HZG (Qiaogou) Mine by Henan Emergency Management Bureau, valid from 25 April 2021 to 24 April 2024.
•	Safety Production Permit (XCWK365Y) for Zhuangtou Tailing Dam Operation by Henan Emergency Management Bureau, valid from 21 November 2019 to 20 November 2022.
•	Safety Production Permit (XCWK375Y) for Shiwagou Tailing Dam Operation by Henan Emergency Management Bureau, valid from 7 December 2019 to 6 December 2022.
20.5.3	Resource utilization plan (RUP) reports and approvals
•	RUP Report and Approval for SGX Mine, by China Steel Group Design Institute.
•	RUP (Feasibility Studies) Report and Approval for Yuelianggou (SGX and HZG Mines), by Henan Metallurgical Planning, Design and Research Institute Co., Ltd, 2013.
•	RUP Report and Approval for HPG Mine, by Sanmenxia Gold Design Institute, February 2010.
•	RUP Report and Approval for TLP Mine, by China Steel Group Design Institute.
•	RUP Report and Approval for LM Mine, by Sanmenxia Gold Design Institute, April 2010.
•	RUP Report and Approval for DCG Mine, by Henan Found Mining Co., Ltd., July 2020.
•	RUP and Ecological Remediation and Reclamation Plan Report for TLP, LME and LMW Mines, by Henan Tiantai Engineering Technology Co., Ltd., January 2022.
20.5.4	Soil and water conservation plan and approvals
•	Soil and Water Conservation Plan for the SGX Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2009.
•	Soil and Water Conservation Plan for HPG Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2008.
•	Soil and Water Conservation Plan for LM Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, January 2007.
•	Approval of Wastewater Discharge at the SGX mine and HPG mines to the Guxian Reservoir, by Yellow River Irrigation Work Committee, January 2007.
•	Approval of Wastewater Discharge from the Ying TMF to the Chongyang River, by Yellow River Irrigation Work Committee, January 2007.
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•	Land Reclamation Plan for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2014.
•	Land Reclamation Plan for TLP / LM Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2015.
•	Land Reclamation Plan for HPG Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, January 2016.
•	Land Reclamation Plan for Dongcaogou Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, September 2014.
•	Land Reclamation Plan for Shiwagou Tailings Dam, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2014.
•	Receipt for Registration of Wastewater Discharge from fixed Pollution Sources, Henan Found Mining Ltd., valid from 14 April 2020 to 13 April 2025.
20.5.5	Geological hazards assessment report and approval
•	The Geological Hazards Assessment Report for the SGX mine, by Henan Provincial Science and Research Institute of Land and Resources, January 2009.
•	The Geological Hazards Assessment Report is a part of the documents for the mining permit application that was implemented in March 2004. This report was not required for HPG, LM, and TLP mines since the original mining permits were issued before March 2004.
20.5.6	Mining permits

See Section 4.1.

20.5.7	Land use right permits
•	Land use right certificate (Luoning County Guoyong (2011) No. 0032). The certificate covers a land area of 98,667 m2 located in Shagou Village, Xiayu Town, Luoning County and will expire in 2061; issued and approved by Luoning County Government, Luoning County Land and Resources Bureau and Ministry of Land and Resources of PRC.
•	Forest land use right permit (Yulinzixu 2008 No 170), issued by Henan Forest Bureau in November 2008. The permit covers a forest land area of 12.8064 hectares located in Zhuangtou Village, Xiayu Township, Luoning County for the processing plant and the tailings dam construction.
20.5.8	Water permit
•	Water permits (No. C410328S2022-0030). The permit allows the taking of 895,600 m3 of water annually for living and mill processing from Luo River at the inlet of the Chongyang River, 7 km north of the No. 2 Mill. The permit was issued by Luoyang Bureau of Water Resources Management on 20 July 2022 and is valid until 19 July 2025.
20.6	Social and community interaction

The nearest significant community to the Ying projects is the Xia Yu Township, which is approximately 2 km to the south-west of the Ying processing plant. The Luoning County Town is approximately 48 km to the north-east and the Lushi County Town is approximately 30 km to the south-west.

The project area surrounding land is predominantly agricultural.

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Silvercorp Metals Inc.	722008

Silvercorp has provided several donations and contributions to communities within the Luoning County; these comprise a range of cash donations, to local capital projects and community support programs, and capital projects such as road construction and repairing, and constructing and upgrading schools. As of 31 December 2021, Silvercorp had donated over RMB54.2 million in cash or in kind.

Economic benefits in the form of direct hiring and retention of local contractors, suppliers, and service providers is also a local contribution.

The QP notes that there are no records of public complaints in relation to Silvercorp’s Ying Property operations.

20.6.1	Cultural minorities and heritages

There are no cultural minority groups within the general project area. The cultural make-up of the broader Luoning County is predominantly Han Chinese. It is understood that there are no records of cultural heritage sites located within or near the Ying Property.

20.6.2	Relationships with local government

Silvercorp has indicated that it has close relationships with the local Luoning County and Luoyang City, evidenced by the following:

•	The Company consults with the Luoning County on local issues.
•	The Luoning County is utilized to undertake regular water quality monitoring for the SGX and HPG Projects.
•	Relations with statutory bodies are positive and Silvercorp has received no notices of breaches of environmental conditions.
20.6.3	Labour practices

Production activities on the Property are compliant with Chinese labour regulations. Formal contracts are signed for all the full-time employees with wages well above minimum levels. The company provides annual medical surveillance and checks are conducted for its employees before, during, and after their employment with the Company. The Company does not use child or under-aged labour.

20.7	Remediation and reclamation

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From 2016 through 2021, the Company has spent approximately $4.8 million (M) on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, the under-drainage tunnel, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 444,067 square metres (m2) was planted with trees and grasses, as planned in the EIA; of this, 20,496 m2 of land was planted in 2020 and 52,361 m2 in 2021. Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

Table 20.6 details expenditures for environmental protection, rehabilitation, reclamation, and compensation for land acquisition from 2016 to 2021.

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Silvercorp Metals Inc.	722008
Table 20.6	Expenditures on reclamation and remediation from 2016 to 2021 (‘000 US$)
Year	2016	2017	2018	2019	2020	2021	Totals
Item
EIA	64	-	-	-	-	49	113
Soil & water conservation	-	-	-	41	13	56	110
Environmental equipment	-	14	24	77	8	280	403
Tailings dam	113	61	1,009	1,083	2	58	2,326
Land reclamation	60	78	106	298	112	260	914
Compensation for land acquisition	154	155	284	178	2	184	957
Total	392	307	1,423	1,677	137	887	4,823

Note: Numbers may not compute exactly due to rounding.

20.8	Site closure plan

Mine closure will comply with the Chinese national regulatory requirements. These comprise Article 21 (Closure Requirements) of the Mineral Resources Law (1996) and Articles 33 and 34 of the Rules of Implementation Procedures of the Mineral Resources Law of the People's Republic of China (2006).

The site closure planning process will include the following components:

•	Identify all site closure stakeholders (e.g., government, employees, community, etc.).
•	Undertake stakeholder consultation to develop agreed-upon site closure criteria and post-operational land use.
•	Maintain records of stakeholder consultation.
•	Establish a site rehabilitation objective in line with the agreed post-operational land use.
•	Describe / define the site closure liabilities (i.e., determined against agreed closure criteria).
•	Establish site closure management strategies and cost estimates (i.e., to address / reduce site closure liabilities).
•	Establish a financial accrual process for the site closure.
•	Describe the post-site closure monitoring activities / program (i.e., to demonstrate compliance with the rehabilitation objective / closure criteria).

Based on the Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

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Silvercorp Metals Inc.	722008
21	Capital and operating costs

An exchange rate of US$1 = 6.50 RMB is assumed for all capital and operating cost estimates.

21.1	Capital costs

The Ying Property capital cost projections covering the exploitation of the current Mineral Reserves are shown below in Table 21.1 and Table 21.2.

Table 21.1 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2037. The basis for calculating these capital costs is the LOM mining and processing plan described in Sections 16 and 17.

Table 21.2 indicates planned capital expenditures for construction and commissioning of Mill Plant 3 (completion projected end-2023) and a new TMF (first-phase completion projected end-2024). These items are also described in Sections 17 and 18 respectively.

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

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Silvercorp Metals Inc.	722008
Table 21.1	Projected Ying LOM Capex (US$M)
Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Sustaining Capex
Exploration & mine development tunneling	39.64	0.78	4.63	3.34	3.02	3.15	3.25	3.35	3.22	2.92	2.76	2.70	2.13	1.80	1.49	1.10	-
Facilities, Plant, and Equipment	16.99	0.27	1.11	1.11	1.12	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.11	1.10	1.00
Investment Capex	32.49	0.72	3.60	3.60	3.68	3.42	3.40	3.10	2.54	2.16	1.60	1.23	1.12	0.93	0.79	0.40	0.20
Total SGX Capex	89.12	1.77	9.34	8.05	7.82	7.70	7.78	7.58	6.89	6.21	5.49	5.06	4.38	3.86	3.39	2.60	1.20
HZG
Sustaining Capex
Exploration & mine development tunneling	10.73	0.26	1.75	1.67	1.60	1.39	1.14	1.10	0.85	0.54	0.31	0.12	-	-	-	-	-
Facilities, Plant, and Equipment	1.49	0.03	0.13	0.14	0.14	0.15	0.15	0.14	0.14	0.13	0.12	0.11	0.11	-	-	-	-
Investment Capex	10.08	0.35	1.42	1.38	1.32	0.95	0.98	0.96	0.79	0.83	0.41	0.36	0.33	-	-	-	-
Total HZG Capex	22.30	0.64	3.30	3.19	3.06	2.49	2.27	2.20	1.78	1.50	0.84	0.59	0.44	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunneling	6.60	0.04	0.80	0.95	1.02	0.92	0.76	0.73	0.59	0.56	0.10	0.13	-	-	-	-	-
Facilities, Plant, and Equipment	4.83	0.11	0.41	0.42	0.43	0.45	0.45	0.45	0.45	0.43	0.42	0.41	0.40	-	-	-	-
Investment Capex	5.47	0.04	0.19	0.33	0.47	0.68	0.72	0.82	0.69	0.66	0.41	0.22	0.24	-	-	-	-
Total HPG Capex	16.90	0.19	1.40	1.70	1.92	2.05	1.93	2.00	1.73	1.65	0.93	0.76	0.64	-	-	-	-
TLP
Sustaining Capex
Exploration & mine development tunneling	23.03	1.31	5.11	4.14	3.38	2.70	2.28	2.21	1.22	0.68	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	7.57	0.20	0.59	0.60	0.62	0.63	0.63	0.63	0.63	0.62	0.62	0.61	0.60	0.59	-	-	-
Investment Capex	16.21	0.52	1.89	1.62	1.77	1.68	1.54	1.52	1.16	1.03	0.98	0.93	0.87	0.70	-	-	-
Total TLP Capex	46.81	2.03	7.59	6.36	5.77	5.01	4.45	4.36	3.01	2.33	1.60	1.54	1.47	1.29	-	-	-
LME
Sustaining Capex
Exploration & mine development tunneling	13.95	0.19	1.20	1.93	1.29	1.70	1.65	1.02	1.02	1.32	0.98	1.16	0.49	-	-	-	-
Facilities, Plant, and Equipment	2.50	0.05	0.17	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.20	0.20	0.19	0.17	0.16	-	-
Investment Capex	10.25	0.16	0.78	0.76	0.92	0.96	0.92	0.88	0.85	0.78	0.72	0.77	0.66	0.53	0.56	-	-
Total LME Capex	26.70	0.40	2.15	2.87	2.40	2.85	2.77	2.10	2.07	2.30	1.90	2.13	1.34	0.70	0.72	-	-
LMW
Sustaining Capex
Exploration & mine development tunneling	16.26	0.32	1.53	1.64	1.42	1.66	1.43	1.93	1.46	1.75	0.62	0.73	0.45	0.58	0.24	0.25	0.25
Facilities, Plant, and Equipment	6.23	0.11	0.38	0.39	0.39	0.40	0.41	0.43	0.43	0.43	0.43	0.43	0.42	0.42	0.40	0.38	0.38
Investment Capex	13.91	0.36	0.98	1.07	1.09	1.22	1.23	1.21	1.21	1.08	0.96	0.83	0.75	0.77	0.72	0.43	-
Total LMW Capex	36.40	0.79	2.89	3.10	2.90	3.28	3.07	3.57	3.10	3.26	2.01	1.99	1.62	1.77	1.36	1.06	0.63
DCG
Sustaining Capex
Exploration & mine development tunneling	1.30	0.02	0.17	0.35	0.40	0.32	0.04	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	1.87	0.05	0.17	0.20	0.20	0.19	0.19	0.18	0.18	0.18	0.17	0.16	-	-	-	-	-
Investment Capex	0.91	0.05	0.18	0.16	0.11	0.09	0.08	0.07	0.05	0.04	0.04	0.04	-	-	-	-	-
Total DCG Capex	4.08	0.12	0.52	0.71	0.71	0.60	0.31	0.25	0.23	0.22	0.21	0.20	-	-	-	-	-
Ying Total
Sustaining Capex
Exploration & mine development tunneling	111.51	2.92	15.19	14.02	12.13	11.84	10.55	10.34	8.36	7.77	4.77	4.84	3.07	2.38	1.73	1.35	0.25
Facilities, Plant, and Equipment	41.48	0.82	2.96	3.04	3.09	3.14	3.16	3.16	3.16	3.12	3.09	3.05	2.85	2.31	1.67	1.48	1.38
Investment Capex	89.32	2.20	9.04	8.92	9.36	9.00	8.87	8.56	7.29	6.58	5.12	4.38	3.97	2.93	2.07	0.83	0.20
Total Ying Capex	242.31	5.94	27.19	25.98	24.58	23.98	22.58	22.06	18.81	17.47	12.98	12.27	9.89	7.62	5.47	3.66	1.83

Notes: Numbers may not compute exactly due to rounding. *FY2022 only includes Q4.

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Table 21.2	Projected Capital for Mill Plant 3 and TMF 3 (US$M)
Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
3,000 tonne per day mill
Design & permitting	Land lease & rezoning	April 2022	0.3	-	0.3
	Design & engineering	August 2022	0.5	-	0.5
	Environmental & safety assessment	August 2022	0.2	-	0.2
Construction & Equipment	Site preparation	October 2022	1.0	-	1.0
	Road construction	October 2023	1.7	0.3	2.0
	Mill construction	October 2023	7.5	4.6	12.1
	Equipment acquisition	March 2023	10.1	-	10.1
	Installation	October 2023	1.5	0.7	2.2
	Contingency	December 2023	1.0	0.4	1.4
Total expenditures			23.8	6.0	29.8

Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
Tailings Storage Facility
Design & permitting	Land lease & rezoning	April 2022	3.1	-	3.1
	Design & engineering	June 2022	0.4	-	0.4
	Environmental & safety assessment	May 2022	0.1	-	0.1
Construction	Site preparation	December 2022	2.3	-	2.3
	TMF construction	October 2024	8.5	19.7	28.2
	Contingency	December 2024	1.7	2.2	3.9
Total expenditures			16.1	21.9	38.0
21.2	Operating costs

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes.

Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber and power to the portal areas are the responsibility of the Company.

Shipping costs are for moving ore from each mine to the processing plant.

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour, each approximately one third of the total cost.

G&A costs include an allowance for tailings dam operations and other environmental costs. Major capital on the two existing tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dams with tailings are regarded as an operating cost. From approximately end-2023 (TMF 1) and end-2025 (TMF 2), the focus of tailings dam operating cost estimates moves to TMF 3, for which construction preparation is underway.

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As of 1 July 2016, the previous Mineral Resources tax was switched to a levy based on percentage of sales. The provision for Mineral Resources tax is approximately 3% of sales.

Table 21.3 summarizes projected LOM operating costs in US$, by mine, and for Ying as a whole.

The QP notes that the operating cost estimates are reasonably aligned with those used for Mineral Reserve COG determination and considers them to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM.

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Table 21.3	Projected Ying LOM Opex (US$M)
Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Mining	383.33	3.64	19.98	20.48	20.47	26.07	26.65	27.92	27.42	27.69	27.14	27.91	27.63	27.71	27.87	27.81	16.94
Shipping	19.20	0.18	1.00	1.03	1.02	1.31	1.33	1.40	1.37	1.39	1.36	1.40	1.38	1.39	1.40	1.39	0.85
Milling	60.54	0.57	3.16	3.23	3.23	4.12	4.21	4.41	4.33	4.37	4.29	4.41	4.36	4.38	4.40	4.39	2.68
G&A and product selling	52.70	0.50	2.75	2.82	2.81	3.58	3.66	3.84	3.77	3.81	3.73	3.84	3.80	3.81	3.83	3.82	2.33
Mineral Resources tax	27.83	0.26	1.45	1.49	1.49	1.89	1.93	2.03	1.99	2.01	1.97	2.03	2.01	2.01	2.02	2.02	1.23
Government fee and other taxes	13.06	0.12	0.68	0.70	0.70	0.89	0.91	0.95	0.93	0.94	0.93	0.95	0.94	0.94	0.95	0.95	0.58
Total SGX Opex	556.66	5.27	29.02	29.75	29.72	37.86	38.69	40.55	39.81	40.21	39.42	40.54	40.12	40.24	40.47	40.38	24.61
HZG
Mining	58.17	1.19	4.54	5.21	5.51	5.54	5.53	5.53	5.50	5.54	5.54	5.37	3.17	-	-	-	-
Shipping	3.05	0.06	0.24	0.27	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.28	0.17	-	-	-	-
Milling	8.49	0.17	0.66	0.76	0.81	0.81	0.81	0.81	0.80	0.81	0.81	0.78	0.46	-	-	-	-
G&A and product selling	7.40	0.15	0.58	0.66	0.70	0.71	0.70	0.70	0.70	0.71	0.71	0.68	0.40	-	-	-	-
Mineral Resources tax	4.14	0.08	0.32	0.37	0.39	0.40	0.39	0.39	0.39	0.40	0.40	0.38	0.23	-	-	-	-
Government fee and other taxes	1.80	0.04	0.14	0.16	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.10	-	-	-	-
Total HZG Opex	83.05	1.69	6.48	7.43	7.87	7.92	7.89	7.89	7.85	7.92	7.92	7.66	4.53	-	-	-	-
HPG
Mining	60.95	0.77	5.12	5.51	5.90	6.01	5.99	5.91	5.95	5.41	5.08	4.82	4.48	-	-	-	-
Shipping	2.13	0.03	0.18	0.19	0.20	0.21	0.21	0.20	0.21	0.19	0.18	0.17	0.16	-	-	-	-
Milling	9.15	0.12	0.77	0.83	0.89	0.90	0.90	0.89	0.89	0.81	0.76	0.72	0.67	-	-	-	-
G&A and product selling	7.99	0.10	0.67	0.72	0.77	0.79	0.79	0.77	0.78	0.71	0.67	0.63	0.59	-	-	-	-
Mineral Resources tax	4.33	0.06	0.36	0.39	0.42	0.43	0.43	0.42	0.42	0.38	0.36	0.34	0.32	-	-	-	-
Government fee and other taxes	2.01	0.03	0.17	0.18	0.19	0.20	0.20	0.19	0.19	0.18	0.17	0.16	0.15	-	-	-	-
Total HPG Opex	86.56	1.11	7.27	7.82	8.37	8.54	8.52	8.38	8.44	7.68	7.22	6.84	6.37	-	-	-	-
TLP
Mining	178.80	5.46	14.91	14.22	15.30	15.27	16.02	14.60	14.37	14.40	14.62	14.84	14.59	10.20	-	-	-
Shipping	7.98	0.24	0.67	0.64	0.68	0.68	0.72	0.65	0.64	0.64	0.65	0.66	0.65	0.46	-	-	-
Milling	29.82	0.91	2.49	2.37	2.55	2.55	2.67	2.43	2.40	2.40	2.44	2.48	2.43	1.70	-	-	-
G&A and product selling	25.96	0.79	2.16	2.06	2.22	2.22	2.33	2.12	2.09	2.09	2.12	2.16	2.12	1.48	-	-	-
Mineral Resources tax	13.10	0.40	1.09	1.04	1.12	1.12	1.17	1.07	1.05	1.06	1.07	1.09	1.07	0.75	-	-	-
Government fee and other taxes	6.46	0.20	0.54	0.51	0.55	0.55	0.58	0.53	0.52	0.52	0.53	0.53	0.53	0.37	-	-	-
Total TLP Opex	262.12	8.00	21.86	20.84	22.42	22.39	23.49	21.40	21.07	21.11	21.43	21.76	21.39	14.96	-	-	-
LME
Mining	76.80	1.01	4.31	4.41	4.34	5.37	6.17	6.81	6.72	6.86	6.30	6.54	6.17	6.51	5.28	-	-
Shipping	2.75	0.04	0.15	0.16	0.16	0.19	0.22	0.24	0.24	0.25	0.23	0.23	0.22	0.23	0.19	-	-
Milling	10.59	0.14	0.59	0.61	0.60	0.74	0.85	0.94	0.93	0.94	0.87	0.90	0.85	0.90	0.73	-	-
G&A and product selling	9.20	0.12	0.52	0.53	0.52	0.64	0.74	0.82	0.81	0.82	0.75	0.78	0.74	0.78	0.63	-	-
Mineral Resources tax	5.34	0.07	0.30	0.31	0.30	0.37	0.43	0.47	0.47	0.48	0.44	0.45	0.43	0.45	0.37	-	-
Government fee and other taxes	2.27	0.03	0.13	0.13	0.13	0.16	0.18	0.20	0.20	0.20	0.19	0.19	0.18	0.19	0.16	-	-
Total LME Opex	106.95	1.41	6.00	6.15	6.05	7.47	8.59	9.48	9.37	9.55	8.78	9.09	8.59	9.06	7.36	-	-
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Silvercorp Metals Inc.	722008
Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
LMW
Mining	143.07	0.83	7.70	7.91	8.49	9.84	9.77	10.44	9.83	10.37	10.17	10.25	9.76	9.91	10.03	9.16	8.61
Shipping	5.69	0.03	0.31	0.32	0.34	0.39	0.39	0.42	0.39	0.41	0.40	0.41	0.39	0.39	0.40	0.36	0.34
Milling	21.54	0.13	1.16	1.19	1.28	1.48	1.47	1.57	1.48	1.56	1.53	1.54	1.47	1.49	1.51	1.38	1.30
G&A and product selling	18.75	0.11	1.01	1.04	1.11	1.29	1.28	1.37	1.29	1.36	1.33	1.34	1.28	1.30	1.31	1.20	1.13
Mineral Resources tax	10.19	0.06	0.55	0.56	0.61	0.70	0.70	0.74	0.70	0.74	0.72	0.73	0.70	0.71	0.71	0.65	0.61
Government fee and other taxes	4.67	0.03	0.25	0.26	0.28	0.32	0.32	0.34	0.32	0.34	0.33	0.33	0.32	0.32	0.33	0.30	0.28
Total LMW Opex	203.91	1.19	10.98	11.28	12.11	14.02	13.93	14.88	14.01	14.78	14.48	14.60	13.92	14.12	14.29	13.05	12.27
DCG
Mining	15.15	0.16	1.60	1.71	1.69	1.60	1.62	1.49	1.57	1.24	1.20	1.27	-	-	-	-	-
Shipping	0.64	0.01	0.07	0.07	0.07	0.07	0.07	0.06	0.07	0.05	0.05	0.05	-	-	-	-	-
Milling	2.46	0.03	0.26	0.28	0.27	0.26	0.26	0.24	0.25	0.20	0.20	0.21	-	-	-	-	-
G&A and product selling	2.14	0.02	0.23	0.24	0.24	0.23	0.23	0.21	0.22	0.17	0.17	0.18	-	-	-	-	-
Mineral Resources tax	1.10	0.01	0.12	0.12	0.12	0.12	0.12	0.11	0.11	0.09	0.09	0.09	-	-	-	-	-
Government fee and other taxes	0.53	0.01	0.06	0.06	0.06	0.06	0.06	0.05	0.05	0.04	0.04	0.04	-	-	-	-	-
Total DCG Opex	22.02	0.24	2.34	2.48	2.45	2.34	2.36	2.16	2.27	1.79	1.75	1.84	-	-	-	-	-
Ying Total
Mining	916.27	13.06	58.16	59.45	61.70	69.70	71.75	72.70	71.36	71.51	70.05	71.00	65.80	54.33	43.18	36.97	25.55
Shipping	41.44	0.59	2.62	2.68	2.76	3.14	3.23	3.26	3.21	3.22	3.16	3.20	2.97	2.47	1.99	1.75	1.19
Milling	142.59	2.07	9.09	9.27	9.63	10.86	11.17	11.29	11.08	11.09	10.90	11.04	10.24	8.47	6.64	5.77	3.98
G&A and product selling	124.14	1.79	7.92	8.07	8.37	9.46	9.73	9.83	9.66	9.67	9.48	9.61	8.93	7.37	5.77	5.02	3.46
Mineral Resources tax	66.03	0.94	4.19	4.28	4.45	5.03	5.17	5.23	5.13	5.16	5.05	5.11	4.76	3.92	3.10	2.67	1.84
Government fee and other taxes	30.80	0.46	1.97	2.00	2.08	2.35	2.42	2.43	2.38	2.39	2.36	2.37	2.22	1.82	1.44	1.25	0.86
Total Ying Opex	1,321.27	18.91	83.95	85.75	88.99	100.54	103.47	104.74	102.82	103.04	101.00	102.33	94.92	78.38	62.12	53.43	36.88

Notes: Numbers may not compute exactly due to rounding.

*FY2022 only includes Q4.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008
22	Economic analysis

The Ying Property continues to be economically viable. As Silvercorp is a producing issuer, an economic analysis for the Property is not required.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008
23	Adjacent properties

The QP is not aware of any adjacent properties with a similar type of mineralization.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008
24	Other relevant data and information

The QP is not aware of any additional information or explanation that is necessary to make the Technical Report understandable and not misleading.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008
25	Interpretation and conclusions

Since 2004, Silvercorp has been active on the Ying Property, which currently includes the SGX, HZG, HPG, TLP, LME, LMW, and DCG mines. Annual production has been consistent in recent years, ranging from 602,000 to 651,000 tonnes milled, but with tonnages around the higher end of that range from FY2021 through to the end of Q3 FY2022. The Silvercorp fiscal year (FY) begins in April, thus FY2022 runs from 1 April 2021 to 31 March 2022.

Mineralization in the Ying district mainly comprises numerous steeply-dipping silver-lead-zinc veins with widths varying from a few centimetres to a few metres and with strike lengths up to a few thousand metres. To date, significant mineralization has been defined or developed in at least 356 discrete vein structures, and many other smaller veins have been found but not, as yet, well explored. Included within in the number of veins are ten new gold-rich veins, which have been a recent exploration target for Silvercorp.

Exploration is by underground drilling, surface drilling, and chip sampling of underground workings. Silvercorp’s logging, surveying, sampling, sub-sampling, and assaying procedures follow common industry practice. QA/QC programs have been in place since 2004. QA/QC records were not available from 2004 to 2009, however this represents a small portion of the total results and, therefore, does not provide a material risk to the project. The 2010 to 2021 results are deemed satisfactory by the QP.

Because of the pinch and swell nature of Ying veins, there is often significant uncertainty in location of potentially economic mineralization within the veins, and in the grade and tonnage of that mineralization. However, the large number of veins and active mining areas within each vein means that economic risk related to this uncertainty is likely to be low. Silvercorp has a history of profitable mining, which demonstrates its ability to successfully manage this uncertainty.

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, and DCG deposits at the Ying Property were prepared by Mr Shoupu Xiang, Resource Geologist of Silvercorp, Beijing. Grade estimates have been reviewed by independent QP Mr Rod Webster, MAIG, independent QP Mr Simeon Robinson, P.Geo., MAIG, and independent QP Dr Genoa Vartell, P.Geo. of AMC. Mr Webster, Mr Robinson, and Dr Vartell take responsibility for the estimates they reviewed. AMC acknowledges Silvercorp’s initiative in undertaking the Mineral Resource estimation internally.

Grade estimation was completed for a total of 356 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Micromine software. This in an increase of 45 veins from the previous 2020 Technical Report. Grade estimates were completed for Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits. After interpolation, a 0.4 m minimum mining width calculation was applied, whereby mineralization widths < 0.4 m had a dilution envelope of zero grade added to make up the difference. The Mineral Resources were then reported above a COG based on in-situ values in AgEq.

For the purposes of COG and AgEq calculations, the QP has used recently reported individual metal processing recoveries, payables and operating costs for each site, and the following long-term metal prices for both Mineral Resources and Mineral Reserves: Au US$1,450/oz, Ag US$18.60/oz, Pb US$0.95/lb, Zn US$1.10/lb.

Measured and Indicated Resources total 18.73 Mt averaging 0.27 g/t Au, 242 g/t Ag, 3.51% Pb, and 1.03% Zn, while Inferred Resources total 13.05 Mt averaging 0.41 g/t Au, 201 g/t Ag, 3.15% Pb, and 0.77% Zn. Mineral Resource COGs are SGX 170 g/t AgEq; HZG 170 g/t AgEq; HPG 180 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

Proven and Probable Reserves total 12.3 Mt averaging 241 g/t Ag, 3.36% Pb, 1.03% Zn, and 0.26 g/t Au. Mineral Reserve COGs in g/t AgEq are SGX: 235 Resuing, 195 Shrinkage; HZG: 245 Resuing, 195 Shrinkage; HPG: 260 Resuing, 200 Shrinkage; TLP: 225 Resuing, 190 Shrinkage; LME: 265 Resuing, 225 Shrinkage; LMW: 245 Resuing, 200 Shrinkage; DCG: 225 Resuing, 190 Shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and DCG with, for the entire Ying Mining District, an approximate 10% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

Mineral Reserve estimates assume that current stoping practices will continue to be predominant at the Ying Mining District, namely cut and fill resuing and shrinkage stoping. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed these mining methods at Ying and considers these widths to be reasonable. The QP also notes the recent introduction of the use of room and pillar mining for flatter-lying gold-rich veins in the Ying LOM plan, but with the associated production tonnage projection less than 2% of the Ying LOM total.

Mining dilution and recovery factors vary from mine to mine, dependent on vein width and mining method. Average dilution factors have been estimated as 15.5% for resuing and 19.5% for shrinkage, while assumed mining recovery factors are 95% for resue stopes and 92% for shrinkage stopes.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program.

Examination of the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2020 to 31 December 2021 indicates that, overall, the mines produced 20% more tonnes at a 7% lower silver grade, a 12% higher lead grade and a 39% lower zinc grade; for 12% more contained silver, 33% more contained lead, and 28% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that to date, zinc has had only a small effect on revenue.

The Ying mine complex is a viable operation with a projected LOM through to 2037 based on Proven and Probable Reserves. An annual production rate increase is planned from the current level of around 650,000 tpa to approximately 950,000 tpa by 2026, with that level being sustained through to 2032, and a full LOM to 2037. Annual production of silver is projected to be approximately 7.0 million ounces between fiscal 2023 and 2025, 8.0 million ounces between 2026 and 2029, 7.1 million ounces between 2030 and 2032, and 4.0 million ounces between 2033 and 2037. There is also the potential to extend the LOM beyond 2037 via further exploration and development, particularly in areas with identified Inferred Resources.

The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ultimate success of the planned significant increase in production to about 950,000 tpa will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower, and a concentrated focus on achieving production rate goals with the adopted mining methods.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

Silver grades are projected to be maintained in the 260 – 270 g/t range through to 2028, and then to steadily decline to around 186 g/t by the end of mine life in 2037. The AgEq grade is envisaged as being between 400 and 450 g/t through to about 2030, and then to average about 375 g/t in the remaining years through to 2037.

The two processing plants, Plant 1 and Plant 2, are situated within 2 km of each other and have a total current design capacity of 2,800 tpd, comprising 800 tpd for Plant 1 and 2,000 tpd for Plant 2. The envisaged maximum throughput for the combined plants over the LOM is about 2,070 tpd. Plant 1 feed comprises mainly low-grade ore from the LM mines, HPG, and HZG, while Plant 2 feed comprises mostly higher-grade ore from SGX and TLP. To optimize profitability, blending of concentrates is practiced. SGX / HPG also contains high grade ore which may be hand-sorted at the mine sites, milled in a dedicated facility, and then sold directly or mixed with flotation lead concentrate for sale.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing in recent years, the challenge has been to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

The design of the 3,000 tpd capacity Plant 3, which is currently under construction, and is planned to replace Plants 1 and 2 in 2025, has benefited from knowledge and experience gained in the processing of Silvercorp ore types in Plant 1 and Plant 2. The improved design and the increased efficiency of Plant 3’s new equipment combined with the experience of the local operators can be expected to result in improved metallurgical performance. The existing TMFs were designed based on then current Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM. A third TMF, Shimengou TMF or TMF 3, is being built in the Shimengou valley. The Shimengou TMF is located about 1.7 km to the north of Mill Plant 2.

Recent risk and stability assessment reports have been completed on the TMFs, but it is also recommended that Silvercorp ensure that all safety and stability aspects of the TMFs are fully aligned with the most up-to-date tailings facility recommendations on international best practice. In that regard, the QP specifically recommends that:

•	With respect to the anticipated closures for TMF 1 and TMF 2, Silvercorp ensures that detailed pre- and post-closure plans are in place, with timeframes, and that freeboard margins are maintained within design limits up to the time that respective final capacities are reached.
•	A specified program is in place, with timeframes and participating entities identified, for review of TMF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. This recommendation applies equally to both the current TMFs and the under-construction TMF 3.

Silvercorp has all the required permits for its operations on the Ying Property. The Mineral Resource and Mineral Reserve estimates include material (about 25% of the Mineral Resources based on AqEq metal) that is currently below the elevation approved in the mining permits. However, the QPs are satisfied that there is no material risk of Silvercorp not receiving approval to mine these resources when access is required in the future.

Silvercorp has established an environmental protection department that is responsible for environmental and rehabilitation management work in the Ying Property. Monitoring results to date indicate, with relatively minor exceptions, that discharges have met required standards. In

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Silvercorp Metals Inc.	722008

accordance with Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure.

Anticipated capital expenditures are $242M over the LOM for exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2037. The basis for calculating these capital costs is the LOM mining and processing plan.

Planned capital expenditures for the construction of Mill Plant 3 and TMF 3 are $68M through to the end of 2024.

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. The estimated total LOM operating cost is $1,321M, at a unit cost averaging $107/t per tonne of ore mined.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008
26	Recommendations

Other than for costs estimated below for exploration tunneling and drilling – total US$24.7M and which is part of planned LOM capital expenditures, the QPs consider that implementation of the following recommendations will form part of the day-to-day operating cost of the Ying mines.

26.1	Safety in general
•	Maintain the ongoing focus on mine and site safety, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards is employed.
26.2	Exploration
•	Continue exploration tunneling and diamond drilling at the Ying Property. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along strike extensions of the vein structures. The proposed exploration work is as follows.
26.2.1	SGX

Tunneling:

•	13,000 m exploration tunneling on vein structures S1W2, S1W3, S1W5, S2, S2W, S4, S6, S6E, S7, S7-1, S7 2, S7E2, S8, S8W, S14, S14W, S14-1, S16E, S16W, S18, S18E, S29, S19W, S21W, S21W1, S28, S29, S31, S32, S33, and S35 between levels 60 m and 640 m.

Drilling:

•	50,000 m underground diamond drilling on vein structures S1W2, S1W3, S1W5, S2, S2W, S4, S6, S7, S7-1, S7 2, S7-3, S7E2, S8, S8W, S14, S14-1, S16E, S16W, S18, S18E, S19W, S21W, S23, S28, S29, S31, S32, S33, and S35.
26.2.2	HZG

Tunneling:

•	4,200 m exploration tunneling on vein structures S8, HZ5, HZ10, HZ10a, HZ11, HZ12, HZ15, HZ15W2, HZ20, HZ20E, HZ22, HZ22E, HZ22E2, HZ22W, HZ22W2, HZ23, HZ23W, HZ26, and HZ27 between levels 300 m and 650 m.

Drilling:

•	18,000 m underground exploration drilling on vein structures HZ5, HZ10, HZ10a, HZ11, HZ12, HZ15, HZ15W2, HZ20, HZ20E, HZ22, HZ22E, HZ22E2, HZ22W, HZ22W2, HZ23, HZ23W, HZ26, HZ27, and HZ29.
26.2.3	HPG

Tunneling:

•	4,500 m exploration tunneling on major vein structures H17, H16, H18, H15, H11, H13, H5, H10_1, H5E, H20W, H40, H16_3, H15_2, H14, H41W, B08, H4, and H4W between levels 500 m and 740 m.
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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

Drilling:

•	25,000 m underground diamond drilling on vein structures H17, H16, H15, H13, H5, H5E, H20W, H40, H42, H12_1, H16_3, H15_2, H14, H41W, B08, H16_1, H4, and H4W.
26.2.4	LME

Tunneling:

•	4,500 m on vein structures LM3, LM3-1, LM4, LM5, LM5E, LM6, LM6W, LM18E1, and LM71 between levels 400 m and 1,012 m.

Drilling:

•	25,000 m underground diamond drilling on vein LM2, LM3, LM3-1, LM4W, LM5, LM5E, LM6, LM18, and LM18E.
26.2.5	LMW
Tunneling:
•	6,200 m on vein structures W1, W2, W1E, W2W, LM11, LM12_1, LM12_2, LM12_3, LM12E, LM13, LM19, LM20, LM41, LM41E, LM8W, W18, LM20E, W6, W6E1, LM12_2a, LM14_1, LM17, LM19W1, LM20W, LM8_3, LM8_4a, LM8_5, W4, LM11E, LM12, LM19Wa, LM7, LM8_1, LM8_2, LM13W, LM32, LM32E, LM33, LM8_4, LM14, LM30W, LM7E, LM8, LM12E1, LM7W, W6E, W6W, LM16_1, LM17W1, LM17W, and LM16 as well as their parallel subzones between levels 500 m and 1,100 m.
Drilling:
•	41,500 m underground drilling on LM8, LM41E, LM7, LM14, LM8_1, LM12, LM13W2, LM17, LM13, LM50, LM16, LM12_2, W5, LM12E, LM30, LM11E, LM32E, LM12_1, LM16E1, LM16_1, LM16W1, W18, W18E, W1, W2, W6, and W6 and their parallel vein structures.
26.2.6	TLP

Tunneling:

•	16,500 m exploration tunneling on vein structures T1 vein group, T2 vein group, T3, T3E, T3Ea, T4, T5, T5E1, T11, T11E, T12, T14, T14E, T15 vein group, T16 vein group, T17, T17E, T17W, T21, T22 vein group, T23, T26, T26E, T27 vein group, T28, T30, T31, T31W, T31W1, T33 vein group, and T35 vein group, T38, and T39 vein group between levels 510 m and 1,070 m.
Drilling:
•	41,500 m underground drilling on vein structures 14E, T38, T16W, T5E, T39W, T31W1, T33E1, T33E3, T5E1, T1, T11E, T4, T17W, T15W3, T22W, T2W2, T21, T3, T16, T15W1, T22E, T17, T22W1, T11, T14, T1W, T21E, T3E, T23, T1W1, T1W2, and T1W3.
26.2.7	DCG

Tunneling:

•	2,550 m exploration tunneling on vein structures C9, C4, C4E, C7, C8, and C76 between levels 750 m and 850 m.
Drilling:
•	12,000 m underground drilling on vein structures C9, C4, C4E, C7, C8, and C76.
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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

The estimated cost for the above exploration work is:

•	Tunneling: RMB 116,840,000 (US$18.0M)
•	Drilling: RMB 43,780,000 (US$6.7M)
26.3	Drilling

The QP recommends the following:

•	The procedures used in 2020 density measurement for SGX should be independently reviewed and modified, if necessary.
•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.
•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying, should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.
•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.
•	Record if density samples are oxidized or not.
•	HZG and DCG are underrepresented in the current density data. Further sampling of these deposits is required.
26.4	Sample preparation, analyses, and security
26.4.1	Laboratories
•	Laboratories should be chosen based on similar protocols, or protocols should be standardized between laboratories where possible.
26.4.2	CRMs
•	Revise protocols so that CRMs are inserted using a systematic approach at a rate of 1 CRM in every 20 samples (5%) for both drilling and underground samples. Consider implementation of practices such as assigning CRM samples in the sample tag books prior to actual sampling, so that CRM samples occur regularly and within each batch of samples.
•	Ensure that CRM results are monitored in a ‘real-time’ basis and ensure that sample batches where CRMs return results outside of two standard deviations, or one CRM outside of three standard deviations are investigated and reanalyzed.
•	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.
•	Consider adapting the present database system to include the ability to capture and store QA/QC data. Issues related to batch submission references should be addressed to enable third-party auditors to review CRM performance on a batch (submission) basis.
•	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated including the standardization of sample preparation and analysis methods between all labs.
•	Ensure that all laboratories are running their own internal CRMs to monitor performance. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database. This provides additional data to monitor analytical drift and bias.
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Silvercorp Metals Inc.	722008
•	Attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.
•	Investigate the availability of CRMs certified by two-acid versus four-acid digestion.
•	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRM from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.
•	Consider adding a CRM that monitors low grade zinc (<0.2%).
26.4.3	Blanks
•	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, Zn, and Au of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.
•	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.
•	Insert blanks immediately after expected high-grade mineralization.
•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.
•	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.
•	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.
•	Implement the monitoring of blank results in ‘real-time’ and ensure that sample batches with blanks exceeding failure limits are investigated and reanalyzed.
•	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.
26.4.4	Duplicates
•	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates, and pulp duplicates.
•	Investigate the cause of poor field duplicate performance in both core and underground samples during the 2020 - 2021 timeframe. This could include a test phase that incorporates the following:
—	Completing polished section petrology to understand the particle size and nature of mineralization.
—	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).
—	Consider increasing the size of underground samples.
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26.4.5	Umpire samples
•	Select a single third-party laboratory to act as the umpire laboratory.
•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.
•	Increase umpire sampling submissions to 4 - 5% of all samples collected.
26.4.6	General recommendations
•	Laboratory protocols for sample preparation and analysis should be standardized where possible.
•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.
•	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.
•	Investigate whether internal laboratory QA/QC data is available, and whether these can be reviewed in addition to Silvercorp data.
•	Consider adapting the present database system to include the ability to capture and store QA/QC data. Ensure that the database allows for samples to be reviewed on a batch basis.
•	Ensure that QA/QC sample results are monitored on a real-time basis and remedial actions taken as soon as possible.
•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.
•	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.
•	Ensure that sample date fields in the database are correct, and populated to allow reporting of drillhole, channel, and QA/QC samples by time-period. Dates should be stored in a consistent format. If Microsoft Excel continues to be used to store QA/QC data, a date format should be used that is not altered or corrupted by Microsoft Excel.
•	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.
26.5	Data verification
•	Consider centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.
•	Establish standard dataset boundaries for each mine, including overlaps as required.
•	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.
•	Establish a protocol for the consistent treatment of samples with analytical results below the LLD.
•	Undertake further random assay checks of the channel sample database and make corrections as appropriate.
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•	Establish a protocol to ensure unsampled intervals are consistently recorded in the database.
•	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.
•	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to audited as a whole. Develop procedures to ensure Hole IDs and sample IDs are unique for each deposit.
•	Complete a review and address any discrepancies between hole types between collar and assay databases.
•	Reconsider the use of leading zeros in sample IDs to reduce the risk of data corruption.
•	Store QA/QC data within the database and ensure that certificate (batch) IDs are consistent between sample and QA/QC data.
•	Investigate very short and long intervals and correct as necessary.
26.6	Mineral Resource
•	Continue to standardize modelling and estimation protocols at all deposits to facilitate efficient model auditing.
•	Round model prototype origins to the nearest 100 m to simplify software compatibility.
•	Decrease subcell size to at least 0.1 m in the X dimension and 1 m in the Y and Z dimensions for all models to capture additional resolution of vein contacts. Investigate decreasing subcell resolution further when coding underground tunnels and stopes.
•	Assess sensitivity of grade estimates to data clustering by trialing sector searches.
•	Adjust estimation procedures so that a nearest neighbour check estimate is completed in addition to the ID2 estimate.
•	Refine classification criteria as required.
•	During resource classification coding, ensure that ‘cookier cutter’ coding wireframes are orthogonal to the strike / dip of vein models.
26.7	Mineral processing
•	Undertake periodic mill audits aimed at ensuring optimum process control and mill performance.
•	Ensure that tight control is exercised over quality and scheduling for planning, construction, and commissioning of Mill Plant 3 and TMF 3, and for the changeover periods as Mill Plants 1 and 2 are phased out.
26.8	Mining and infrastructure
•	For internal planning and forecasting and for external reporting, continue with efforts to fully integrate the Resource estimation, Reserve estimation, and mine planning processes.
•	Continue the focus on dilution and grade control and implementation of best mining practices via the Mining Quality Control Department.
•	Maintain diligent planning at each of the Ying mines and ensure consistent provision of all key resources, with particular reference to levels of skilled personnel, that will be necessary to achieve and maintain the planned production increases in the LOM mining schedule.
•	Prioritize safe achievement of the key development targets that will underpin the ability to reach stoping production goals.
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•	Maintain the focus on stockpiling and record keeping procedures and ensure that the summation of individual ore car weights by stope and zone is, as far as practicable, fully integrated into the tracking and reconciliation process.
•	Continue with efforts to safely introduce viable alternative technologies to the Ying mines aimed at process optimization, energy efficiency, etc. Recent initiatives have included upgrading compressors, backfill station construction, and use of slushers in flatter-lying veins.
•	Where vein thickness, geometry, and ground conditions may allow, investigate the use of more bulk-mining methods such as longhole benching.
•	Ensure that geotechnical understanding and planning is at the forefront of implementing and maintaining safe ground control in the Ying mines.
•	Review the TMF design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters.
•	Review the Chinese system dam classification in the context of recent international classifications, e.g., Canadian Dam Association 2013.
•	As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the Global Industry Standard on Tailings Management (‘Global Industry Standard’), which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements. The QP further recommends that:
—	With respect to the anticipated closures for TMF 1 and TMF 2, ensure that detailed pre- and post-closure plans are in place, with timeframes, and that freeboard margins are maintained within design limits up to the time that respective final capacities are reached.
—	A specified program is in place, with timeframes and participating entities identified, for review of TMF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. This recommendation applies equally to both the current TMFs and the planning and construction for TMF 3.
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27	References

AMC Mining Consultants (Canada) Ltd. 2012, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012, filed 15 June 2012.

AMC Mining Consultants (Canada) Ltd. 2013, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012 (Revised 30 April 2013), filed 6 May 2013.

AMC Mining Consultants (Canada) Ltd. 2014, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2013, filed 5 September 2014.

AMC Mining Consultants (Canada) Ltd. 2017, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2016, filed 24 February 2017.

AMC Mining Consultants (Canada) Ltd. 2020, NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China. Prepared for Silvercorp Metals Inc. Effective date 31 July 2020, filed 14 October 2020.

Broili, C. and Klohn, M. 2007, Technical Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China, 16 August 2007; Report prepared for Silvercorp Metals Inc., by BK Exploration Assoc., Washington USA.

Broili, C., Klohn, M., and Moran, R. 2008, NI 43-101 Technical Report and Pre-Feasibility Study November 2008 for Silvercorp Metals Inc. TP-LM Silver-Lead Project, Henan Province, Peoples Republic of China. Prepared for Silvercorp Metals Inc. by BK Exploration Assoc., Washington USA, 20 November 2008.

Broili, C., Klohn, M., and Ni, W. 2010, Ying District Silver-Lead-Zinc Project. Prepared for Silvercorp Metals Inc., 26 February 2010.

Broili, C., Klohn, M., Yee, J.W., Petrina, M., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 26 May 2006.

Broili, C., Yee, J.W., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 18 April 2006.

China Gold (Henan) Co., Ltd. 2019, Assessment report on the safety status of the Shiwagou TMF, 21 November 2019.

China Gold (Henan) Co., Ltd. 2019, Assessment report on the safety status of the Zhuangtou TMF, 14 November 2019.

Henan Luoyang 2006, Yuxi Hydrological and Geological Reconnaissance Company, ‘Reconnaissance Report upon Geotechnical Engineering’, 4 July 2006.

Henan Nonferrous Engineering Survey Co. Ltd 2020, Geotechnical report on the Zhuangtou TMF, 29 June 2020.

Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update HPG Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

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Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update SGX Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update TLP & LM Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Long, S.D. Parker, H.M. and Françis-Bongarçon, D. 1997, “Assay quality assurance quality control programme for drilling projects at the prefeasibility to feasibility report level”. Prepared by Mineral Resources Development Inc. (MRDI) August 1997.

Méndez, A.S. 2011, ‘A Discussion on Current Quality-Control Practices in Mineral Exploration, Applications and Experiences of Quality Control, Ognyan Ivanov’, IntechOpen, DOI: 10.5772/14492. https://www.intechopen.com/books/applications-and-experiences-ofquality control/a-discussion-on-current-quality-control-practices-in-mineral-exploration.

Rossi, M.E. and Deutsch, C.V. 2014, ‘Mineral Resource Estimation’, Springer: London, pp. 77-82.

San-Men-Xia Gold Mining Engineering Ltd 2011, Original report prepared for Silvercorp Metals Inc., in Mandarin, report dated Jan 2011.

Sinosteel Institute of Mining Research Co., Ltd 2006, report dated March 2006.

West Henan Hydrogeological and Engineering Geological Survey company 2019, Evaluation on the stability of the Shiwagou TMF - geotechnical report, 30 July 2019.

Xu, A., Schrimpf, T., and Liu, Z. 2006, Technical Review on HPG Silver-Lead Project, Luoning County, Henan Province, People’s Republic of China. Report prepared for Silvercorp Metals Inc. by SRK Consulting, Beijing, China.

Various Silvercorp files and documents not specifically referenced

Broili, C. 2004, Technical Report for SKN Resources Ltd on the Ying Silver-Lead-Zinc Project, Henan Province, China, 21 April 2004; Report prepared for Silvercorp Metals Inc., by BK Exploration Assoc., Washington, USA.

Broili, C. 2005, Technical Report for SKN Resources Ltd on the Ying Silver-Lead-Zinc Project Henan Province, Shina, 18 April 2005; Report prepared for Silvercorp Metals Inc., by BC Exploration Assoc. Washington, USA.

Cullen, R. 2011, Technical Report on the BYP Property, Hunan Province, China, Report prepared for Silvercorp Metals Inc., 24 June 2011.

International Council on Mining & Metals (ICMM), United Nations Environment Programme (UNEP), and Principles for Responsible Investment (PRI) 2020, Global Industry Standard on Tailings Management, August 2020.

Maanshan Engineering Exploration and Design Institute 2006, Original report prepared for Silvercorp Metals Inc. in Mandarin, report dated March 2006.

Shi, H. 2020, Re: Summary of Mining Licenses and Exploration Licenses, Letter to Silvercorp dated 21 July 2020, Jun He Law Offices, Beijing.

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28	QP Certificates

CERTIFICATE OF AUTHOR

I, Herbert A. Smith, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as Senior Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle upon Tyne, England. I am a registered member in good standing of the Engineers and Geoscientists of British Columbia (License #32378), Professional Engineers of Ontario (License #100017396), Association of Professional Engineers and Geoscientists of Alberta (License #31494), and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (License #L4413).

I have worked as a Mining Engineer for a total of 44 years since my graduation and have relevant experience in underground mining, feasibility studies, and technical report preparation for mining projects.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 13 - 16 July 2016 for three days.
5	I am responsible for Sections 2 - 6, 15, 16, 21, 22, 24 and parts of 1, 12, 18, 19, 25, 26, and 27 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2012 (filed 15 June 2012, effective date 1 May 2012), 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012), 2014 (filed 5 September 2014, effective date 31 December 2013), 2017 (filed 24 February 2017, effective date 31 December 2016), and 2020 (filed 14 October 2020, effective date 31 July 2020).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Herbert A. Smith, P.Eng.

Senior Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Rodney Webster, MAIG, of Melbourne, Victoria, do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Consultants Pty Ltd with an office at Level 29, 140 William Street, Melbourne, Victoria 3000, Australia.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I am a graduate of Royal Melbourne Institute of Technology University in Melbourne, Australia (BappSC. in Geology in 1980). I am a member in good standing of the Association of Australasian Institute of Mining and Metallurgy (License #108489), and of the Australian Institution of Geoscientists (License #4818). I have practiced my profession continuously since 1980, and have been involved in mineral exploration and mine geology for a total of 42 years since my graduation from university. This has involved working in Australia, the United Kingdom, and Canada. My experience is principally in base metals, precious metals, coal, mineral sands, and uranium.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the property.
5	I am responsible for parts of Sections 1, 14, 25, 26, and 27 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2020 (filed 14 October 2020, effective date 31 July 2020).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Rodney Webster, MAIG

Principal Geologist

AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Genoa K. Vartell (formerly Adrienne A. Ross), P.Geo., P.Geol., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Geology Manager / Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver British Columbia, V6C 1S4.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I am a graduate of the University of Alberta in Edmonton, Canada (Bachelors of Science (Hons) in Geology in 1991). I am a graduate of the University of Western Australia in Perth, Australia (Ph.D. in Geology). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #37418) and Alberta (Reg. #52751). I have practiced my profession for a total of 28 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 13 – 20 July 2016 for eight days.
5	I am responsible for Sections 7 - 10, 23, and parts of 1, 12, 14, 25, 26, and 27 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I assisted the qualified persons with respect to a previous AMC Technical Report on the Ying property in 2013 (filed 6 May 2013, effective date 1 May 2012) and co-authored the previous AMC Technical Reports on the Ying property in 2017 (filed 24 February 2017, effective date 31 December 2016) and in 2020 (filed 14 October 2020, effective date 31 July 2020).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Genoa K. Vartell, P.Geo., P.Geol.

Geology Manager / Principal Geologist

AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Simeon Robinson, P.Geo., MAIG, of Nanaimo, British Columbia, do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver British Columbia, V6C 1S4.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I am a graduate of Curtin University of Technology, Kalgoorlie, Western Australia (Bachelor of Science – Mineral Exploration and Mining Geology, 2001). I have completed the Citation Program in Applied Geostatistics (University of Alberta, 2019). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #192869). I am a registered member of the Australian Institute of Geoscientists (#5609). I have practiced my profession for a total of 20 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Project.
5	I am responsible for Section 11 and parts of 1, 12, 14, 25, 26,and 27 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2020 (filed 14 October 2022, effective date 31 July 2022).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Simeon Robinson, P.Geo., MAIG

Principal Geologist

AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Robert Chesher, FAusIMM(CP), of Brisbane, Australia, do hereby certify that:

1	I am currently employed as the Technical Manager-Business Development / Principal Consultant with AMC Consultants Pty Ltd, with an office at Level 21, 179 Turbot Street, Brisbane, Queensland 4000, Australia.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I am a graduate of University of Queensland in Saint Lucia, Australia (BA Science in Metallurgical in 1977). I am a Fellow in good standing of the Australian Institute of Mining and Metallurgy (AusIMM) and am accredited as a Chartered Professional of the AusIMM in the discipline of Metallurgy (License #311429). I have practiced my profession continuously since 1977. My expertise is in corporate and technical (metallurgical) consulting, focusing on operational and performance reviews, improvements, and optimization.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the property.
5	I am responsible for Sections 13 and 17, and parts of 1, 19, 25, 26 and 27 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2020 (filed 14 October 2020, effective date 31 July 2020).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Robert Chesher, FAusIMM(CP)

Technical Manager-Business Development / Principal Consultant

AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Guoliang Ma, P.Geo., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Manager Exploration and Resource with Silvercorp Metals Inc. with an office at Suite 1750-1066 W. Hastings Street, Vancouver, BC V6E 3X1, Canada.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I am a graduate of Laval University in Quebec City, Canada (Masters of Science in 2001). I am a member in good standing of the Association of Professional Geoscientists Ontario (License #1967). I have practiced my profession for a total of 28 years. I have experience in the preparation of Resource and Reserve statements, due diligence reviews, and mining and exploration property valuations across a broad range of metalliferous mining projects.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Ying Property on numerous occasions, with the last visit from 15 October to 4 November 2021.
5	I am responsible for Section 20 and parts of 1, 12, 25, 26, and 27 of the Technical Report.
6	I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I assisted the qualified persons in the preparation of a previous AMC Technical Report on the Ying Property in 2020 (filed 14 October 2020, effective date 31 July 2020).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Guoliang Ma, P.Geo.

Manager Exploration and Resource

Silvercorp Metals Inc.

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CERTIFICATE OF AUTHOR

I, Alan Riles, MAIG, of Gorokan, New South Wales do hereby certify that:

1	I am the Director and Principal Consultant of Riles Integrated Resource Management Pty Ltd. with an office at 8 Winbourne Street, Gorokan, NSW 2263, Australia.
2	This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 20 September 2022, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).
3	I graduated with a Bachelor of Metallurgy (Hons Class 1) from Sheffield University, UK in 1974. I am a registered member of the Australian Institute of Geoscientists (#4820). I have practiced my profession continuously since 1974, with particular experience in study management, and both operational and project experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 16 – 19 February 2012 for three days.
5	I am responsible for parts of Sections 1, 18, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2012 (filed 15 June 2012, effective date 1 May 2012), in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012), and in 2020 (filed 14 October 2020, effective date 31 July 2020), and assisted the qualified persons with respect to a previous AMC Technical Report on the Ying property in 2017 (filed 24 February 2017, effective date 31 December 2016).
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43_101 and Form 43-101F1.
9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 20 September 2022

Signing Date: 3 November 2022

Original signed by

Alan Riles, MAIG

Director and Principal Consultant

Riles Integrated Resource Management Pty Ltd.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	722008

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